Exhibit 99.1

Execution Version

AMENDMENT NO. 2 TO TERM LOAN CREDIT AGREEMENT

This AMENDMENT NO. 2 TO TERM LOAN CREDIT AGREEMENT, dated as of June 25, 2025 (this “Agreement”), among Alvotech, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (the “Borrower”), the other Loan Parties party hereto, each Existing Lender (as defined below), each 2025 Incremental Term Loan Lender (as defined below) and GLAS USA LLC, a limited liability company organized and existing under the laws of the State of New Jersey, as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”).

PRELIMINARY STATEMENTS

WHEREAS, reference is made to that certain Term Loan Credit Agreement, dated as of June 7, 2024 (as amended by Amendment No. 1 to Term Loan Credit Agreement, dated as of July 3, 2024, the “Existing Credit Agreement”; the Existing Credit Agreement as amended by this Agreement, the “Amended Credit Agreement”; capitalized terms used but not defined herein having the meaning provided in the Amended Credit Agreement), among the Borrower, the Lenders from time to time party thereto, the Administrative Agent and GLAS Americas LLC, a limited liability company organized and existing under the laws of the State of New Jersey, as collateral agent;

WHEREAS, the Borrower desires to (a) reduce the Applicable Rate applicable to the Closing Date Term Loans (the “Repricing”), (b) incur the 2025 Incremental Term Loans (as defined below), (c) prepay (i) in full all outstanding Second Out Term Loans and (ii) a portion of the Closing Date Term Loans held by any Closing Date Term Lender that do not consent to the Repricing with respect to any portion of the Closing Date Term Loans held by such Closing Date Term Lender in the amounts set forth in Schedule 1 attached hereto, each as a “Prepaid Closing Date Term Loan” (such portion, collectively, the “Prepaid Closing Date Term Loans”; such Closing Date Term Lenders holding Prepaid Closing Date Term Loans, solely in their capacity as such, the “Prepaid Closing Date Term Lenders”) (this clause (c), the “Amendment No. 2 Refinancing”) and (d) effect certain amendments and waivers to the Existing Credit Agreement related to the foregoing transactions (clauses (a) through (d), the “Amendment No. 2 Transactions”), and the Lenders party hereto, which constitute all of the Lenders under the Existing Credit Agreement (the “Existing Lenders”), are willing, on the terms and subject to the conditions set forth in this Agreement and in the Amended Credit Agreement, to effect the amendments and waivers to the Existing Credit Agreement to consummate the foregoing transactions;

WHEREAS, in connection with the Amendment No. 2 Transactions, the Borrower desires to establish a new tranche of Incremental Term Loans (the “2025 Incremental Term Loan Facility”) in the aggregate principal amount of $169,000,000, and each Person whose name appears on Schedule 2.01B attached hereto (each, a “2025 Incremental Term Loan Lender”) is willing to, on the terms and subject to the conditions set forth in this Agreement and in the Amended Credit Agreement, severally, but not jointly, make term loans (the “2025 Incremental Term Loans”) in a principal amount equal to the amount set forth opposite such 2025 Increment Term Loan Lender’s name on Schedule 2.01B attached hereto on the Amendment No. 2 Effective Date (as defined below);

WHEREAS, the Borrower shall use the proceeds of the 2025 Incremental Term Loans solely to consummate the Amendment No. 2 Transactions and pay the applicable fees, premiums, costs and expenses payable in connection the Amendment No. 2 Refinancing;

WHEREAS, the Borrower has requested and the Lenders party hereto after giving effect to the Amendment No. 2 Refinancing and establishment of the 2025 Incremental Term Loan Facility on the Amendment No. 2 Effective Date, which constitute all of the Lenders after giving effect to the Amendment No. 2 Refinancing and establishment of the 2025 Incremental Term Loan Facility on the Amendment No. 2 Effective Date, agree to the Repricing as set forth in the Amended Credit Agreement and the other amendments set forth in the Amended Credit Agreement; and

WHEREAS, each of the Lenders party hereto has agreed to the amendments and waivers of the Existing Credit Agreement in the manner described in Sections 1 and 2 hereof.

NOW, THEREFORE, in consideration of the undertakings set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Transactions. Subject to the terms and conditions set forth herein:

(a) Notwithstanding anything to the contrary contained in the Existing Credit Agreement or any other Loan Document, (i) the requirements contained in Sections 2.12 of the Existing Credit Agreement for the distribution to each Lender of its Pro Rata Share of the prepayments of the Closing Date Term Loans contemplated hereby are waived solely to the extent such prepayments are applied to effect the Amendment No. 2 Refinancing, (ii) the prepayment of the Second Out Term Loans in full in connection with the Amendment No. 2 Refinancing is permitted, (iii) the incurrence of the 2025 Incremental Term Loans in excess of the Free and Clear Incremental Amount as of the Amendment No. 2 Effective Date is permitted and (iv) the establishment of the 2025 Incremental Term Loan Facility is permitted without complying with or satisfying the ROFO Provision in Section 2.14(3)(b) of the Existing Credit Agreement;

(b) Notwithstanding anything contained in the Existing Credit Agreement or any other Loan Document, all accrued and unpaid interest owing by the Borrower immediately prior to the Amendment No. 2 Effective Date, which date shall be deemed to be an Interest Payment Date, under the Existing Credit Agreement with respect to (i) the Closing Date Term Loans (other than Prepaid Closing Date Term Loans) shall be deemed have been paid in-kind and capitalized on such Loans on the Amendment No. 2 Effective Date and (ii) the Prepaid Closing Date Term Loans and Second Out Term Loans shall be paid in cash on the Amendment No. 2 Effective Date, concurrently with the Amendment No. 2 Refinancing;

(c) Notwithstanding anything contained in the Existing Credit Agreement or any other Loan Document, the Prepaid Closing Date Term Lenders hereby agree that the Prepayment Premium payable with respect to a prepayment of any Prepaid Closing Date Term Loans held by the Prepaid Closing Date Term Lenders on the Amendment No. 2 Effective Date as a result of the Amendment No. 2 Refinancing shall be [***]% of the aggregate principal amount of such Prepaid Closing Date Term Loans held by the Prepaid Closing Date Term Lenders;

(d) Each 2025 Incremental Term Loan Lender set forth on Schedule 2.01B attached hereto under the heading “2025 Incremental Term Loan Commitments” severally, but not jointly, agrees to make to the Borrower, on the Amendment No. 2 Effective Date, 2025 Incremental Term Loans denominated in Dollars in an aggregate principal amount not to exceed the amount set forth opposite such 2025 Increment Term Loan Lender’s name on Schedule 2.01B attached hereto (the commitment to fund such amount, the “2025 Incremental Term Loan Commitment” of such 2025 Incremental Term Loan Lender) on the Amendment No. 2 Effective Date. Except as otherwise expressly set forth herein, the 2025 Incremental Term Loans shall have terms that are identical to

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those of the Closing Date Term Loans existing immediately prior to the Amendment No.2 Effective Date after giving effect to this Agreement, and, after giving effect to this Agreement, the 2025 Incremental Term Loans shall be considered the same Class as, and be fungible for U.S. federal income tax purposes with, the Closing Date Term Loans and be considered “Term Loans” under the Amended Credit Agreement. For the avoidance of doubt, the 2025 Incremental Term Loans shall be secured by Liens on the same assets and property securing the Closing Date Term Loans, which Liens shall rank pari passu with the Liens thereon securing the Closing Date Term Loans, and shall be guaranteed by the same Persons that guarantee the Closing Date Term Loans; and

(e) Notwithstanding anything to the contrary contained in the Existing Credit Agreement or any other Loan Document, the Administrative Agent and the Existing Lenders hereby waive any notices required under Section 2.05(1)(a) of the Existing Credit Agreement in connection with the Amendment No. 2 Refinancing or under Section 2.14(1) of the Existing Credit Agreement in connection with the establishment of the 2025 Incremental Term Loan Facility.

2. Effectiveness of Agreement; Amendments to the Existing Credit Agreement. Effective as of the Amendment No. 2 Effective Date and after giving effect to the Amendment No. 2 Refinancing, the Existing Credit Agreement shall be amended to delete the bold, red stricken text (indicated textually in the same manner as the following examples: ~~stricken text~~ or ~~stricken text~~) and to add the bold, blue double-underlined text (indicated textually in the same manner as the following examples: double-underlined text or underlined text) as set forth in the Amended Credit Agreement attached as Exhibit A hereto.

3. Representations and Warranties. To induce the other parties hereto to enter into this Agreement, each of the Loan Parties represents and warrants to each of the Lenders party hereto and the Administrative Agent that, before and after giving effect to this Amendment No. 2 and the Amendment No. 2 Transactions:

(a) Existence; Qualification and Power; Compliance with Laws. Each Loan Party and each of its respective Material Subsidiaries (i) is a Person duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists) under the Laws of the jurisdiction of its incorporation, formation or organization, (ii) has all corporate or other organizational power and authority to (x) own or lease its assets and carry on its business as currently conducted and (y) in the case of the Loan Parties, execute, deliver and perform under this Agreement, (iii) is duly qualified and in good standing (to the extent such concept exists) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business as currently conducted requires such qualification, (iv) is in compliance with all applicable Laws, orders, writs, injunctions and orders, and (v) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted, including the production, marketing, offering for sale, selling and importing any biosimilar-based products, except in each case referred to in the preceding clauses (i) (other than with respect to the good standing of a Person other than the Borrower), (ii)(x), (iii), (iv) and (v) to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Authorization; No Contravention. The execution, delivery and performance by each of the Loan Parties party to this Agreement have been duly authorized by all necessary corporate or other organizational action. None of the execution, delivery and performance by each Loan Party party to this Agreement will: (i) contravene the terms of any of such Person’s Organizational Documents or any shareholders’ agreement, unanimous shareholders’ agreement or sole shareholder declaration by which such Loan Party is bound, (ii) result in any breach or contravention of, or the creation of any Lien upon any of the property or assets of such Person or

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any of the Subsidiaries (other than as permitted by Section 7.01 of the Amended Credit Agreement) under (x) any Contractual Obligation in excess of the Threshold Amount to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan Party or any of its Subsidiaries or (y) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject or (iii) violate any applicable Law; except with respect to any breach, contravention or violation (but not creation of Liens) referred to in the preceding clauses (ii) and (iii), to the extent that such breach, contravention or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Governmental Authorization; Other Consents. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement, except for (i) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings that have been duly obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement), (iii) any filings to be made under the relevant securities laws applicable to the Borrower by reason of the public listing of its shares and (iv) those approvals, consents, exemptions, authorizations, or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Execution and Delivery; Binding Effect. This Agreement has been duly executed and delivered by each Loan Party that is party hereto. This Agreement constitutes a legal, valid and binding obligation of each Loan Party that is party hereto, enforceable against each such Loan Party in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws, Foreign Legal Reservations and by general principles of equity and principles of good faith and fair dealing.

(e) Credit Agreement.

(i) The representations and warranties of each Loan Party set forth in Article V of the Existing Credit Agreement and in each other Loan Document are true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects as so qualified) on and as of the Amendment No. 2 Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects as so qualified) as of such earlier date or the Amendment No. 2 Effective Date, as the case may be; and

(ii) no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated herein on the Amendment No. 2 Effective Date.

4. Conditions Precedent. This Agreement and the amendments and waivers described in Sections 1 and the amendments described in Section 2 hereto shall only become effective on the date (the “Amendment No. 2 Effective Date”) when:

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(a) the Administrative Agent (or its counsel) shall have received from the Borrower, the Administrative Agent, the Existing Lenders and the 2025 Incremental Term Loan Lenders a counterpart of this Agreement or written evidence (which may include a telecopy or other electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b) (i) all fees and closing payments required to be paid on the Amendment No. 2 Effective Date pursuant to any Loan Document or as otherwise agreed in writing (including fees, charges and disbursements of counsel), and reasonable and documented out-of-pocket expenses required to be paid on the Amendment No. 2 Effective Date to the extent invoiced at least three (3) Business Days prior to the Amendment No. 2 Effective Date, shall have been paid in full, in cash substantially concurrently with the borrowing of the 2025 Incremental Term Loans (which amounts may, at the option of the Borrower, be offset against proceeds of the 2025 Incremental Term Loans) and (ii) all accrued and unpaid interest, fees and premiums (if any) on the Closing Date Term Loans and the Second Out Term Loans outstanding immediately prior to the Amendment No. 2 Effective Date shall have been paid to the Administrative Agent for the benefit of the applicable Lenders;

(c) The Administrative Agent shall have received, except with respect to any Loan Party formed, incorporated or organized under the Laws of Iceland or Luxembourg, (i) a recent certificate of good standing, (ii) certificate of status, (iii) certificate of compliance or analogous certificate for each Loan Party, (iv) customary certificates with regard to the Organizational Documents, (v) resolutions or other actions and (vi) incumbency certificates or other certificates of Responsible Officers of each Loan Party evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party on the Amendment No. 2 Effective Date; provided that if any such documents in clauses (iii) or (vi) were previously provided, a certificate by such Loan Party confirming no change to the previously provided documents shall satisfy such delivery request.

(d) The Administrative Agent shall have received with respect to any Loan Party formed, incorporated or organized under the Laws of Iceland, (i) a copy of the constitutional documents of such Loan Party, including its Articles of Association and Certificate of Registration, issued by the Icelandic Register of Enterprises, (ii) copies of the resolutions of the board of directors (x) approving the terms of, and the transactions contemplated by, this Agreement and the security confirmations contained herein, and resolving that it execute, deliver and perform this Agreement, (y) authorizing a specified person or persons to execute this Agreement on its behalf, and (z) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents, notices and deliverables to be signed and/or dispatched by it under or in connection with this Agreement, and (iii) a resolution signed by all the holders of the issued shares in the relevant Loan Party, made in accordance with Article 70a of the Icelandic Private Limited Companies Act or Article 95a of the Icelandic Public Limited Companies Act, as applicable, together with any board and auditor/expert reports required thereunder.

(e) With respect to any Loan Party formed, incorporated or organized under the Laws of Luxembourg, (i) a copy of the organizational document of such Loan Party, (ii) copies of the resolutions of the board of managers or directors (as applicable) (x) approving and authorizing the execution, delivery and performance of the Loan Documents to which it is a party and authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf, (y) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf and (z) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan

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Documents to which it is a party, (iii) a certificate (w) confirming that guaranteeing or securing, as appropriate, the Commitments would not cause any guarantee, security or similar limit binding on it to be exceeded, (x) confirming that it rents its own premises and is not subject to the law of 31 December 1999 related to the domiciliation of companies, as amended, as applicable, (y) attaching an electronic copy of a certificate of non registration of a judicial decision or an administrative dissolution without liquidation (certificat de non inscription d’une decision judiciaire ou de dissolution administrative sans liquidation) issued by the Luxembourg Insolvency Register (Registre de l’insolvabilité) in respect of it dated no earlier than one Business Day prior to the Amendment No. 2 Effective Date and (z) certifying that as of the date of the certificate that, (I) it is not subject to bankruptcy (faillite), administrative dissolution without liquidation procedure (procedure de dissolution administrative sans liquidation), suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or amicable (out-of-court), reorganization proceedings (including any request to appoint a conciliator), judicial reorganization proceedings (including by way of mutual or collective agreement or transfer of assets or activities by court order), restructuring, any proceedings and measures under the Luxembourg law of 7 August 2023 on business preservation and modernization of bankruptcy law (II) it is not in a state of cessation of payments (cessation de payments) and has not lost its commercial creditworthiness (ébranlement de crédit), (III) no application has been made by it or, as far as it is aware, by any other entitled person for the appointment of a conciliator, commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings, (IV) to the best of its knowledge, no petition for the opening of such proceedings has been presented by it or by any other person entitled to do so, (V) it has not been subject to conservatory measures such as attachment order (saisie conservatoire) or garnishment (saisie attribution or saisie arrêt) which would have a Material Adverse Effect, and (VI) no application has been made by it for a voluntary or judicial winding-up or liquidation, and (iv) certifying that each copy document relating to it specified in this Section 4(e) is correct, complete and in full force and effect as of the Amendment No. 2 Effective Date.

(f) The Administrative Agent and the Lenders shall have received a certification by a Responsible Officer of the Borrower that (i) the representations and warranties contained in Section 3 hereof are true and correct in all material respects on and as of the Amendment No. 2 Effective Date (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects as so qualified) and (ii) no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated herein on the Amendment No. 2 Effective Date.

(g) The Administrative Agent shall have received a solvency certificate executed by a Financial Officer of the Borrower (after giving effect to the transactions contemplated herein) substantially in the form of Exhibit I of the Existing Credit Agreement.

(h) The Administrative Agent shall have received a Committed Loan Notice executed by a Responsible Officer of the signing Loan Party.

(i) The Lenders party hereto shall have received favorable opinions of:

(i) Gibson Dunn & Crutcher LLP, counsel to the Loan Parties;

(ii) BBA Fjeldco ehf., counsel to the Loan Parties; and

(iii) Arendt & Medernach SA, counsel to the Loan Parties.

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Without limiting the generality of the provisions of the last paragraph of Section 9.03 of the Existing Credit Agreement, for purposes of determining compliance with the conditions specified in this Section 4, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Amendment No. 2 Effective Date specifying its objection thereto.

5. Confirmation. Each Loan Party hereby acknowledges its receipt of a copy of this Agreement and its review of the terms and conditions hereof and consents to the terms and conditions of this Agreement and the transactions contemplated thereby. Each Loan Party, in its capacity as a Loan Party, debtor, grantor, pledgor, guarantor, assignor, or in any other similar capacity, hereby (a) affirms, confirms and ratifies its obligations under the Existing Credit Agreement, the Amended Credit Agreement (from and after the Amendment No. 2 Effective Date) and Loan Documents to which it is a party (including any guarantees, pledges, grants of security or other undertakings under the Loan Documents), (b) agrees that as of the Amendment No. 2 Effective Date, (i) each Loan Document to which it is a party shall continue to be in full force and effect and (ii) all guarantees, security, collateral, pledges, grants of security and other undertakings thereunder shall continue to be in full force and effect, shall cover, inter alia, the 2025 Incremental Term Loans and shall accrue to the benefit of the Secured Parties and (c) agrees that the Existing Credit Agreement as modified hereby is the “Credit Agreement” under and for all purposes of the Loan Documents.

6. Amendment, Modification and Waiver. This Agreement may not be amended, modified or waived except in accordance with the Amended Credit Agreement. The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

7. Loan Document. This Agreement shall constitute a Loan Document for all purposes of the Amended Credit Agreement and the other Loan Documents.

8. Governing Law, Etc. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. Sections 10.15, 10.16 and 10.17 of the AMENDED Credit Agreement are hereby incorporated by reference, mutatis mutandis.

9. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” and words of like import herein shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Agreement as of the date first set forth above.

GLAS USA LLC, as Administrative Agent

By:	/s/ Tarik Johnson

Name:	Tarik Johnson
Title:	Assistant Vice President

[Signature Page Amendment No. 2 to Term Loan Credit Agreement]

ALVOTECH, S.A., as the Borrower

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Chief Executive Officer

ALVOTECH USA INC., as a Loan Party

By:	/s/ Joel Morales
Name:	Joel Morales
Title:	Corporation President and Chief Executive Officer

ALVOTECH HF., as a Loan Party

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Director and authorized signatory

FASTEIGNAFÉLAGIÐ SÆMUNDUR HF., as a Loan Party

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Director and authorized signatory

[Signature Page Amendment No. 2 to Term Loan Credit Agreement]

[On file with the Administrative Agent]

[Signature Page Amendment No. 2 to Term Loan Credit Agreement]

Exhibit A

to Amendment No. ~~1~~2

$965,000,000

TERM LOAN CREDIT AGREEMENT

Dated as of June 7, 2024

among

ALVOTECH, S.A.,
as the Borrower,

GLAS USA LLC,
as Administrative Agent,

GLAS AMERICAS LLC,
as Collateral Agent,

and

THE LENDERS PARTY HERETO

FOR THE PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THE CLOSING DATE TERM LOANS ~~AND~~, THE SECOND OUT TERM LOANS AND THE 2025 INCREMENTAL TERM LOANS WERE ISSUED WITH ORIGINAL ISSUE DISCOUNT. A LENDER MAY, UPON REQUEST, OBTAIN FROM THE BORROWER ANY INFORMATION REQUIRED TO BE PROVIDED TO SUCH LENDER PURSUANT TO TREASURY REGULATION SECTION 1.1275-3(B)(I) BY CONTACTING THE COMPANY IN ACCORDANCE WITH sECTION 10.02.

TABLE OF CONTENTS

Page

Article I

Definitions and Accounting Terms

Section 1.01	Defined Terms	~~1~~2
Section 1.02	Other Interpretive Provisions	~~96~~98
Section 1.03	Accounting Terms	~~98~~100
Section 1.04	Rounding	~~99~~101
Section 1.05	References to Agreements, Laws, etc	~~99~~101
Section 1.06	Times of Day and Timing of Payment and Performance	~~99~~101
Section 1.07	Pro Forma and Other Calculations	~~99~~101
Section 1.08	Available Amount Transaction	~~104~~106
Section 1.09	Interest Rates	~~104~~106
Section 1.10	Currency Generally	~~105~~107
Section 1.11	Divisions	~~105~~108

Article II

The Commitments and Borrowings

Section 2.01	The Loans	~~106~~108
Section 2.02	Borrowings, Conversions and Continuations of Loans	~~106~~108
Section 2.03	[Reserved]	~~109~~111
Section 2.04	[Reserved]	~~109~~111
Section 2.05	Prepayments	~~109~~111
Section 2.06	Termination or Reduction of Commitments	~~123~~126
Section 2.07	Repayment of Loans	~~124~~126
Section 2.08	Interest	~~125~~127
Section 2.09	Fees	~~125~~128
Section 2.10	Computation of Interest and Fees	~~126~~128
Section 2.11	Evidence of Indebtedness	~~126~~128
Section 2.12	Payments Generally	~~127~~129
Section 2.13	Sharing of Payments	~~129~~131
Section 2.14	Incremental Facilities	~~129~~132
Section 2.15	[Reserved]	~~134~~137
Section 2.16	Extensions of Loans	~~134~~137
Section 2.17	Defaulting Lenders	~~137~~140
Section 2.18	Call Protection	~~138~~141
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Article III

Taxes, Increased Costs Protection and Illegality

Section 3.01	Taxes	~~139~~142
Section 3.02	Illegality	~~142~~145
Section 3.03	Alternate Rate of Interest	~~142~~145
Section 3.04	Increased Cost and Reduced Return; Capital Adequacy; Reserves	~~145~~147
Section 3.05	Funding Losses	~~146~~149
Section 3.06	Matters Applicable to All Requests for Compensation	~~146~~149
Section 3.07	Replacement of Lenders under Certain Circumstances	~~147~~150
Section 3.08	Survival	~~149~~152

Article IV

Conditions Precedent

Section 4.01	Conditions to Effective Date	~~149~~152
Section 4.02	Conditions to Closing Date Term Loan Borrowings on Closing Date	~~151~~154
Section 4.03	Conditions to Second Out Term Loan Borrowings on Second Out Closing Date	~~155~~157

Article V

Representations and Warranties

Section 5.01	Existence, Qualification and Power; Compliance with Laws	~~156~~159
Section 5.02	Authorization; No Contravention	~~156~~159
Section 5.03	Governmental Authorization	~~157~~160
Section 5.04	Binding Effect	~~157~~160
Section 5.05	No Material Adverse Effect	~~157~~160
Section 5.06	Litigation	~~157~~160
Section 5.07	Labor Matters	~~157~~161
Section 5.08	Ownership of Property; Liens	~~158~~161
Section 5.09	Environmental Matters	~~158~~161
Section 5.10	Taxes	~~158~~161
Section 5.11	ERISA Compliance	~~158~~161
Section 5.12	Subsidiaries	~~159~~162
Section 5.13	Margin Regulations; Investment Company Act	~~159~~162
Section 5.14	Disclosure	~~160~~163
Section 5.15	Intellectual Property; Licenses, etc	~~160~~163
Section 5.16	Solvency	~~160~~163
Section 5.17	Anti-Terrorism Laws	~~160~~163
Section 5.18	Collateral Documents	~~160~~164
Section 5.19	Use of Proceeds	~~161~~164
Section 5.20	Sanctions	~~161~~164
Section 5.21	Anti-Corruption Laws	~~161~~165
ii

Section 5.22	No Default	~~162~~165
Section 5.23	Centre of Main Interest	~~162~~165

Article VI

Affirmative Covenants

Section 6.01	Financial Statements	~~162~~165
Section 6.02	Certificates; Other Information	~~164~~167
Section 6.03	Notices	~~166~~169
Section 6.04	Payment of Obligations	~~166~~169
Section 6.05	Preservation of Existence, etc	~~166~~169
Section 6.06	Maintenance of Properties	~~166~~170
Section 6.07	Maintenance of Insurance	~~166~~170
Section 6.08	Compliance with Laws	~~167~~170
Section 6.09	Books and Records	~~167~~170
Section 6.10	Inspection Rights	~~167~~171
Section 6.11	Covenant to Guarantee Obligations and Give Security	~~168~~171
Section 6.12	Compliance with Environmental Laws	~~171~~175
Section 6.13	Further Assurances and Post-Closing Covenant	~~172~~175
Section 6.14	Use of Proceeds	~~172~~175
Section 6.15	Post-Closing Obligations	~~172~~175
Section 6.16	Accounting Changes	~~172~~175
Section 6.17	Nature of Business	~~172~~176
Section 6.18	Guarantor Coverage Requirement	~~173~~176
Section 6.19	Anti-Terrorism Law; Anti-Money Laundering; Anti-Corruption Laws	~~173~~176
Section 6.20	Centre of Main Interest	~~174~~177
Section 6.21	[Reserved]	~~174~~177

Article VII

Negative Covenants

Section 7.01	Liens	~~174~~177
Section 7.02	Indebtedness	~~175~~178
Section 7.03	Fundamental Changes	~~184~~187
Section 7.04	Asset Sales	~~187~~190
Section 7.05	Restricted Payments	~~189~~192
Section 7.06	Transactions with Affiliates	~~196~~199
Section 7.07	Burdensome Agreements	~~201~~204
Section 7.08	Modification of Terms of Restricted Junior Indebtedness	~~203~~206
Section 7.09	[Reserved]	~~204~~207
Section 7.10	Liquidity Covenant	~~204~~207
Section 7.11	Use of Proceeds	~~204~~207
iii

Article VIII

Events of Default and Remedies

Section 8.01	Events of Default	~~204~~207
Section 8.02	Remedies upon Event of Default	~~207~~210
Section 8.03	Application of Funds	~~207~~210
Section 8.04	Right to Cure	~~209~~212

Article IX

Administrative Agent and Other Agents

Section 9.01	Appointment and Authorization of the Administrative Agent	~~210~~213
Section 9.02	Rights as a Lender	~~211~~214
Section 9.03	Exculpatory Provisions	~~211~~214
Section 9.04	Lack of Reliance on the Administrative Agent	~~214~~217
Section 9.05	Certain Rights of the Administrative Agent	~~215~~218
Section 9.06	Reliance by the Administrative Agent	~~216~~219
Section 9.07	Delegation of Duties	~~216~~219
Section 9.08	Indemnification	~~217~~220
Section 9.09	The Administrative Agent and Collateral Agent in Their Individual Capacities	~~218~~221
Section 9.10	[Reserved]	~~218~~221
Section 9.11	Resignation by the Administrative Agent	~~218~~221
Section 9.12	Collateral Matters	~~220~~223
Section 9.13	[Reserved]	~~221~~224
Section 9.14	Administrative Agent May File Proofs of Claim	~~221~~224
Section 9.15	Appointment of Supplemental Administrative Agents	~~222~~225
Section 9.16	Intercreditor Agreements	~~223~~226
Section 9.17	Erroneous Payments	~~224~~227
Section 9.18	Agent’s Discretion	~~225~~228
Section 9.19	Certain ERISA Matters	~~227~~230

Article X

Miscellaneous

Section 10.01	Amendments, etc	~~228~~231
Section 10.02	Notices and Other Communications; Facsimile Copies	~~233~~236
Section 10.03	No Waiver; Cumulative Remedies	~~235~~238
Section 10.04	Costs and Expenses	~~235~~238
Section 10.05	Indemnification by the Borrower	~~236~~239
Section 10.06	Marshaling; Payments Set Aside	~~237~~240
Section 10.07	Successors and Assigns	~~238~~241
Section 10.08	Credit Bidding	~~244~~247
Section 10.09	Confidentiality	~~245~~248
iv

Section 10.10	Setoff	~~247~~250
Section 10.11	Interest Rate Limitation	~~247~~250
Section 10.12	Counterparts; Integration; Effectiveness	~~247~~250
Section 10.13	Electronic Execution of Assignments and Certain Other Documents	~~248~~251
Section 10.14	Survival of Representations and Warranties	~~248~~251
Section 10.15	Severability	~~248~~251
Section 10.16	GOVERNING LAW	~~248~~251
Section 10.17	WAIVER OF RIGHT TO TRIAL BY JURY	~~249~~252
Section 10.18	Binding Effect	~~250~~253
Section 10.19	Lender Action	~~250~~253
Section 10.20	Use of Name, Logo, etc	~~250~~253
Section 10.21	USA PATRIOT Act	~~250~~253
Section 10.22	Service of Process	~~250~~253
Section 10.23	No Advisory or Fiduciary Responsibility	~~251~~254
Section 10.24	Release of Collateral and Guarantee Obligations; Subordination of Liens	~~251~~254
Section 10.25	Judgment Currency	~~253~~256
Section 10.26	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	~~253~~256
Section 10.27	Acknowledgement Regarding any Supported QFCs	~~254~~257
v

SCHEDULES

1.01(1)	Closing Date Guarantors
1.01(2)	Material Real Property
1.01(3)	Permitted Existing Licenses
2.01	Term Loan Commitments
4.02	Collateral Documents
5.06	Litigation
5.12	Subsidiaries and Other Equity Investments
6.15	Post-Closing Obligations
7.01	Existing Liens
7.02	Existing Indebtedness
7.03	Existing Investments
7.06	Certain Affiliate Agreements
10.02	Administrative Agent’s Account, Certain Addresses for Notices

EXHIBITS

A	Committed Loan Notice
B	Term Note
C	Compliance Certificate
D	Assignment and Assumption
E	Guaranty
F	Security Agreement
G-1	Pari Passu Intercreditor Agreement
G-2	Junior Lien Intercreditor Agreement
H	United States Tax Compliance Certificates
I	Solvency Certificate
J	Discount Range Prepayment Notice
K	Discount Range Prepayment Offer
L	Solicited Discounted Prepayment Notice
M	Acceptance and Prepayment Notice
N	Specified Discount Prepayment Notice
O	Solicited Discounted Prepayment Offer
P	Specified Discount Prepayment Response
Q	Intercompany Subordination Agreement
R	Agreed Security Principles
vi

TERM LOAN CREDIT AGREEMENT

This TERM LOAN CREDIT AGREEMENT (this “Agreement”) is entered into as of June 7, 2024 (as amended by Amendment No. 1 to Term Loan Credit Agreement, dated as of July 3, 2025, and Amendment No. 2 to Term Loan Credit Agreement, dated as of June 25, 2025, by and among Alvotech, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (the “Borrower”), GLAS USA LLC, a limited liability company organized and existing under the laws of the State of New Jersey (“GLAS USA”), as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”), GLAS Americas LLC, a limited liability company organized and existing under the laws of the State of New Jersey (“GLAS Americas” and together with GLAS USA, “GLAS”), as collateral agent (in such capacity, including any successor thereto, the “Collateral Agent”) under the Loan Documents, and each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”).

PRELIMINARY STATEMENTS

The Borrower has requested that the Lenders make available on the Closing Date to the Borrower up to (i) $900,000,000 of Closing Date Term Loans and (ii) $65,000,000 of Second Out Term Loans, in each case on the terms and conditions set forth herein, the proceeds of which will be used for the purposes set forth in Section 6.14.

The Borrower has requested that the 2025 Incremental Term Loan Lenders make Incremental Term Loans in the form of 2025 Incremental Term Loans to the Borrower in an aggregate principal amount of $169,000,000 on the Amendment No. 2 Effective Date and, on the terms and conditions set forth in Amendment No. 2 and this Agreement, the 2025 Incremental Term Loan Lenders have agreed to make Incremental Term Loans in the form of 2025 Incremental Term Loans to the Borrower in an aggregate principal amount of $169,000,000 on the Amendment No. 2 Effective Date.

The proceeds of the Closing Date Term Loans will be used on the Closing Date (i) to consummate the Closing Date Refinancing, (ii) to pay the applicable Transaction Expenses and (iii) to the extent any such proceeds remain after the foregoing uses, for general corporate purposes not prohibited by the terms of this Agreement.

The proceeds of the Second Out Term Loans will be used on the Second Out Closing Date (i) to consummate the Second Out Closing Date Refinancing and (ii) to pay the applicable Transaction Expenses.

The proceeds of the 2025 Incremental Term Loans will be used on the Amendment No. 2 Effective Date (i) to consummate the Amendment No. 2 Refinancing and (ii) to pay the applicable Transaction Expenses.

The Lenders have indicated their willingness to lend on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Article I_

Definitions and Accounting Terms

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings set forth below:

“2022 Convertible Bonds” means, collectively, the $200,000,000 tranche A and tranche B convertible bonds due 2025 issued by the Borrower pursuant to, as applicable, the tranche A convertible bond instrument and tranche B convertible bond instrument, each dated as of December 20, 2022, and made by and among the Borrower, as the issuer, and the holders party thereto.

“2025 Incremental Term Loan Commitment” has the meaning specified in Amendment No. 2. The aggregate principal amount of the 2025 Incremental Term Loan Commitments on the Amendment No. 2 Effective Date is $169,000,000.

“2025 Incremental Term Loan Lenders” means each Lender with a 2025 Incremental Term Loan Commitment or 2025 Incremental Term Loan.

“2025 Incremental Term Loans” means the Loans made by the 2025 Incremental Term Loan Lenders on the Amendment No. 2 Effective Date to the Borrower pursuant to Section 2.01(1). As of the Amendment No. 2 Effective Date, the outstanding aggregate principal amount of the 2025 Incremental Term Loans is $169,000,000.00.

“Acceleration Applicable Premium Amount” has the meaning specified in Section 2.18(3).

“Acceleration Event” has the meaning specified in Section 2.18(3).

“Acceptable Discount” has the meaning specified in Section 2.05(1)(e)(D)(2).

“Acceptable Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Acceptance and Prepayment Notice” means a written notice of the Borrower’s acceptance of the Acceptable Discount in substantially the form of Exhibit M or such other form approved by the Administrative Agent.

“Acceptance Date” has the meaning specified in Section 2.05(1)(e)(D)(2).

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Subsidiary of such specified

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Person and not incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Subsidiary of, such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Lender” means, at any time, any bank, other financial institution or institutional lender or investor that, in any case, is not an existing Lender and that agrees to provide any portion of any Incremental Loan in accordance with Section 2.14; provided that each Additional Lender shall be subject to the approval of the Administrative Agent, such approval not to be unreasonably withheld, conditioned or delayed, in each case solely to the extent that any such consent would be required from the Administrative Agent under Section 10.07(2)(c)(ii) for an assignment of Loans to such Additional Lender.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Subsidiaries for such period:

(1) increased (without duplication) by the following, in each case (other than clauses (h) and (l)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(a) total interest expense and, to the extent not reflected in such total interest expense, any losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such Hedging Obligations or such derivative instruments, and bank and letter of credit fees and costs of surety bonds in connection with financing activities; plus

(b) provision for taxes based on income, profits, revenue or capital, including federal, provincial, territorial, foreign and state income, franchise, excise, value added and similar taxes, property taxes and similar taxes, and foreign withholding taxes paid or accrued during such period (including any future taxes or other levies that replace or are intended to be in lieu of taxes, and any penalties and interest related to taxes or arising from tax examinations), and any payments to a Parent Company in respect of such taxes permitted to be made hereunder; plus

(c) Consolidated Depreciation and Amortization Expense for such period; plus

(d) any other non-cash expenses, charges, expenses, losses or items (including any write-offs or write-downs) reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (i) the Borrower may determine not to add back such non-cash charge in the current period and (ii) to the extent the Borrower does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Adjusted

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EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(e) minority interest expense, the amount of any non-controlling interest consisting of income attributable to non-controlling interests of third parties in any non-wholly-owned Subsidiary deducted (and not added back) in such period to Consolidated Net Income, excluding cash distributions in respect thereof, and the amount of any reductions in arriving at Consolidated Net Income resulting from the application of IFRS 10, Consolidated Financial Statements, and IFRS 3, Business Combinations; plus

(f) (i) the amounts paid (or, if applicable, distributed) or accrued in such period to the extent otherwise permitted under Section 7.06(b)(3) and (ii) the amount of payments made to option holders of such Person or any Parent Company in connection with, or as a result of, any distribution being made to shareholders of such Person or its Parent Companies, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted hereunder; plus

(g) the amount of loss or discount on sale of receivables; plus

(h) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Adjusted EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Adjusted EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(i) any costs or expenses incurred pursuant to any management equity plan, stock option plan or any other management or employee benefit plan, agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of such Person or net cash proceeds of an issuance of Equity Interest of such Person (other than Disqualified Stock); plus

(j) (A) the applicable Transaction Expenses to the extent paid on or within 90 days of the Closing Date in an amount not to exceed (i) the amount of the applicable Transaction Expenses set forth in the funds flow memorandum with respect to the Transactions on the Closing Date plus (ii) the amount of the applicable Transaction Expenses incurred following the Closing Date and on or prior to 90 days following the Closing Date and (B) the applicable Transaction Expenses to the extent paid on the Amendment No. 2 Effective Date in an amount not to exceed the amount of the applicable Transaction Expenses set forth in the funds flow memorandum with respect to the Amendment No. 2 Transactions on the Amendment No. 2 Effective Date; plus

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(k) any net loss from operations expected to be disposed of, abandoned or discontinued within twelve months after the end of such period; provided that amounts added back pursuant to this clause (k), when combined with all other Combined Adjustment Amounts for such period, shall not exceed 10% of Adjusted EBITDA for such period calculated prior to giving effect to all such add-backs and adjustments; plus

(l) (I) pro forma adjustments, including pro forma “run rate” cost savings, operating expense reductions and other synergies (in each case, net of amounts actually realized) related to acquisitions, dispositions and other Specified Transactions, or related to restructuring initiatives, cost savings initiatives and other initiatives that are reasonably identifiable and projected by the Borrower in good faith to result from actions that have either been taken, with respect to which substantial steps have been taken or are that are expected to be taken within 12 months after the date of consummation of such acquisition, disposition or other Specified Transaction or the initiation of such restructuring initiative, cost savings initiative or other initiatives; and

(II) pro forma “run rate” cost savings, operating expense reductions and synergies (in each case, net of amounts actually realized) related to the applicable Transactions on the Closing Date that are reasonably identifiable and projected by the Borrower in good faith to result from actions that have either been taken, with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) within 12 months after the Closing Date (it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken);

provided that:

(i) amounts added back pursuant to clause (l)(I) and (II), when combined with all other Combined Adjustment Amounts for such period, shall not exceed 10% of Adjusted EBITDA for such period calculated prior to giving effect to all such add-backs and adjustments;

(ii) that such 10% cap shall apply to adjustments made in accordance with Regulation S-X of the Securities Act; and

(iii) such adjustments shall be permitted only to the extent they are supported by a certificate executed by a Financial Officer of the Borrower and delivered to the Administrative Agent (which may be the Compliance Certificate) which certificate shall include a reasonably detailed and itemized calculation of all such adjustments, including those included within such 10% cap; plus

(m) any payments in the nature of compensation or expense reimbursement made to independent board members to the extent customary for similarly situated businesses; plus

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(n) costs, charges, accruals, reserves and expenses attributable to (1) the undertaking and/or implementation of cost savings initiatives, operating expense reductions and other synergies and similar initiatives and business optimization and other restructuring and integration charges and (2) single or one-time events or occurrences; provided that amounts added back pursuant to this clause (n)(1), when combined with all other Combined Adjustment Amounts for such period, shall not exceed 10% of Adjusted EBITDA for such period calculated prior to giving effect to all such add-backs and adjustments; plus

(o) add-backs and adjustments reflected in the financial model dated April 15, 2024 and uploaded to the Borrower’s data room prior to the Effective Date; provided that amounts added back pursuant to this clause (o), when combined with all other Combined Adjustment Amounts for such period, shall not exceed 10% of Adjusted EBITDA for such period calculated prior to giving effect to all such add-backs and adjustments; plus

(p) any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of unrecognized net obligation (and loss or cost) existing at the date of initial application of International Accounting Standard 19, and any other items of a similar nature;

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains for such period (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Adjusted EBITDA in any prior period other than any such accrual or reserve that has been added back to Consolidated Net Income in calculating Adjusted EBITDA in accordance with this definition),

(b) the amount of any non-controlling interest consisting of loss attributable to non-controlling interests of third parties in any non-wholly owned subsidiary added (and not deducted in such period from Consolidated Net Income), and

(c) any net gain from operations expected to be disposed of, abandoned or discontinued within twelve months after the end of such period.

For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, no adjustments or addbacks in respect of lost revenue shall be included in determining ‘Adjusted EBITDA’ for any purpose in any period; provided that, the foregoing shall not prohibit the inclusion of amounts of proceeds received or receivable from business interruption insurance in determining ‘Consolidated Net Income’ as described in the last paragraph of the definition of ‘Consolidated Net Income’.

Adjusted EBITDA of the Borrower and its Subsidiaries will be (a) deemed to equal $(80,800,000), $(78,800,000), $(65,700,000) and $(38,400,000) for the Fiscal Quarters ending on

6

June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024, respectively, and (b) in each case and, without duplication, adjusted to reflect any pro forma adjustments with respect to any relevant Permitted Acquisitions as are appropriate and consistent with the pro forma adjustment provisions set forth in Section 1.07, in each case, occurring or identified after the Closing Date and not otherwise included in the calculation of the foregoing amounts. For the avoidance of doubt, the amounts set forth in the foregoing clause (a) are negative amounts.

“Adjusted EBITDA Grower Trigger Date” means the first date Adjusted EBITDA of the Borrower and its Subsidiaries for any Test Period is equal to or greater than $200,000,000.

“Administrative Agent” has the meaning specified in the introductory paragraph to this Agreement.

“Administrative Agent’s Account” means the account from time to time designated by the Administrative Agent as the account to which payments hereunder are to be directed.

“Administrative Questionnaire” means, with respect to each Lender, an administrative questionnaire in the form provided by the Administrative Agent and submitted to the Administrative Agent duly completed by such Lender.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning specified in Section 7.06.

“After Year-End Payment” has the meaning specified in Section 2.05(2).

“Agency Fee Letter” means that certain Amended and Restated Agency Fee Letter, dated as of the Amendment No. 2 Effective Date, by and among the Administrative Agent, the Collateral Agent and the Borrower, as amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms thereof.

“Agent Indemnitee” has the meaning specified in Section 10.05.

“Agent Parties” has the meaning specified in Section 10.02(4).

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents, attorney-in-fact, partners, trustees and advisors of such Persons and of such Persons’ Affiliates.

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“Agents” means, collectively, the Administrative Agent, the Collateral Agent and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreed Security Principles” means the principles set forth in Exhibit R.

“Agreement” means this Agreement, as amended by Amendment No. 1 and Amendment No. 2, and as further amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms hereof.

“Agreement Currency” has the meaning specified in Section 10.25.

“AHYDO Payment” means any mandatory prepayment or redemption pursuant to the terms of any Indebtedness that is required to cause such Indebtedness not to be treated as an “applicable high yield discount obligation” within the meaning of Code Section 163(i).

“Alvogen Facility” means the facility under the subordinated loan agreement, dated as of November 16, 2022, by and between the Borrower, as borrower, and Alvogen Lux Holdings S.à r.l., as lender.

“Amendment No. 1” means that certain Amendment No. 1 to Term Loan Credit Agreement, dated as of July 3, 2024, among the Borrower, the other Loan Parties, the Administrative Agent and the Lenders party thereto.

“Amendment No. 2” means that certain Amendment No. 2 to Term Loan Credit Agreement, dated as of June 25, 2025, among the Borrower, the other Loan Parties, the Administrative Agent and the Lenders party thereto.

“Amendment No. 2 Closing Payment Letter” means that certain Closing Payment Letter, dated as of Amendment No. 2 Effective Date, by and among the Administrative Agent and the Borrower, as amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms thereof.

“Amendment No. 2 Effective Date” has the meaning specified in Amendment No. 2.

“Amendment No. 2 Refinancing” has the meaning specified in Amendment No. 2.

“Amendment No. 2 Transactions” has the meaning specified in Amendment No. 2.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, including the regulations thereunder and as amended from time to time, as amended, the UK Bribery Act, any law, rule or regulation implementing the OECD Convention on Combatting Bribery of Foreign Public Officials, and any other similar applicable law, rule or regulation related to corruption or bribery administered or enforced by any Governmental Authority.

“Anti-Corruption Prohibited Activity” has the meaning specified in Section 5.21.

8

“Anti-Money Laundering Laws” means laws, regulations, rules or guidelines relating to the prevention of money laundering administered or enforced by any Governmental Authority, including financing recordkeeping and reporting requirements, such as the USA PATRIOT Act, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, and the U.S. Money Laundering Control Act of 1986, as amended.

“Anti-Terrorism Laws” has the meaning specified in Section 5.17.

“Applicable Discount” has the meaning specified in Section 2.05(1)II(2).

“Applicable Indebtedness” has the meaning specified in the definition of “Weighted Average Life to Maturity”.

“Applicable Intercreditor Agreement” means (a) to the extent executed in connection with any incurrence of Indebtedness secured by Liens on the Collateral that are intended to rank equal in priority to the Liens on the Collateral securing the Obligations, an intercreditor agreement substantially in the form of Exhibit G-1 (as attached on the Effective Date or the Closing Date), (b) to the extent executed in connection with any incurrence of Indebtedness secured by Liens on the Collateral that are intended to rank junior in priority to the Liens on the Collateral securing the Obligations, an intercreditor agreement substantially in the form of Exhibit G-2 (as attached on the Effective Date or the Closing Date) or (c) if the foregoing clauses (a) and (b) are not applicable, a customary intercreditor agreement in form and substance reasonably acceptable to the Administrative Agent and the Borrower.

“Applicable Rate” means a percentage per annum equal to,

~~“Applicable Rate” means a percentage per annum equal to,~~ (A) with respect to Closing Date Term Loans (1) from the Closing Date until (but not including) the Amendment No. 2 Effective Date, (i) for SOFR Loans, 6.50% and (ii) for Base Rate Loans, 5.50%~~;~~  (provided that if the Borrower ~~makes~~made a PIK Interest Election (as defined in the Existing Credit Agreement) in accordance with Section 2.08(3) of the Existing Credit Agreement for any Interest Period ending on or prior the Amendment No. 2 Effective Date, then the Applicable Rate with respect to the relevant Interest Period shall ~~increase~~have increased by a percentage per annum equal to 0.75%) and (2) from and after (and including) the Amendment No. 2 Effective Date, (i) for SOFR Loans, 6.00% and (ii) for Base Rate Loans, 5.00%;

(B) with respect to the Second Out Term Loans, (i) for SOFR Loans, 10.50% and (ii) for Base Rate Loans, 9.50%~~.~~; and

(C) with respect to 2025 Incremental Term Loans, (i) for SOFR Loans, 6.00% and (ii) for Base Rate Loans, 5.00%.

Notwithstanding the foregoing, the Applicable Rate with respect to any Term Loans (other than Closing Date Term Loans ~~and~~, Second Out Term Loans and 2025 Incremental Term Loans), shall be as specified in the applicable Extension Amendment or Incremental Amendment.

“Appropriate Lender” means, at any time, with respect to Loans of any Class, the Lenders of such Class.

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“Approved Affiliate Agreement” has the meaning specified in Section 6.20(d).

“Approved Fund” means, with respect to any Lender, any Fund that is administered, advised, sub-advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises, sub-advises or manages such Lender.

“Asset Sale” means:

(1) the sale, conveyance, transfer, license, lease (other than an operating lease entered into in the ordinary course of business), assignment or other disposition (including sale-leaseback transactions), whether direct or indirect or in a single transaction or a series of related transactions of property or assets of the Borrower or any Subsidiary (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests (other than Preferred Stock or Disqualified Stock of Subsidiaries issued in compliance with Section 7.02 and directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) of any Subsidiary (other than to the Borrower or another Subsidiary), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of (i) Cash Equivalents or Investment Grade Securities, (ii) obsolete, damaged or worn out property or assets in the ordinary course of business or consistent with industry practice or any disposition of inventory or goods (or other assets) held for sale or no longer used or useful in the ordinary course and (iii) improvements made to leased real property to landlords pursuant to customary terms of leases entered into in the ordinary course of business;

(b) the disposition of any assets by the Borrower or any Subsidiary in a manner permitted pursuant to Section 7.03;

(c) any disposition in connection with the making of any Restricted Payment that is permitted to be made, and is made, under Section 7.05, any Permitted Investment or an acquisition otherwise permitted under this Agreement;

(d) any disposition of property or assets or issuance or sale of Equity Interests of any Subsidiary with an aggregate fair market value of less than $7,500,000 for any individual transaction or series of related transactions;

(e) any disposition of property or assets or issuance of securities by a Subsidiary to the Borrower or by the Borrower or a Subsidiary to a Subsidiary (or to a Person that contemporaneously therewith becomes a Subsidiary) to the extent permitted under this Agreement; provided that if the Borrower or any Subsidiary makes such disposition to any Non-Loan Party, the Borrower and its Subsidiaries

10

shall be in pro forma compliance with the Guarantor Coverage Requirement at the time of such disposition;

(f) a Specified Disposition to the extent such Specified Disposition is consummated within 12 months following the Closing Date;

(g) (i) the lease, assignment or sublease, license or sublicense of any real or personal property in the ordinary course of business or consistent with industry practice and (ii) the exercise of termination rights with respect to any lease, sublease, license or sublicense or other agreement;

(h) [reserved];

(i) foreclosures, condemnation, expropriation, eminent domain or any similar action (including for the avoidance of doubt, any Casualty Event) with respect to assets or the granting of Liens not prohibited hereunder;

(j) a sale, assignment or other transfer of Receivables Assets, or participations therein, and related assets (x) to a Receivables Subsidiary or (y) to any other Person in connection with a Permitted Receivables Facility;

(k) Permitted Existing Licenses;

(l) the sale, lease, assignment, license, sublicense, sublease or discount of inventory, equipment, accounts receivable, notes receivable or other current assets or the conversion of accounts receivable to notes receivable or other dispositions of accounts receivable in connection with the collection thereof, in each case in the ordinary course of business or consistent with industry practice; in each case, other than any receivables financing or factoring facilities;

(m) any licensing or sublicensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialization of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, sublicense, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Borrower’s and its Subsidiaries’ business, condition (financial or otherwise) or prospects, taken as a whole;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business or consistent with industry practice;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary put, drag or tag

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arrangements (or other provisions with similar effect) between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the lapse or abandonment of Proprietary Rights, which in the reasonable good faith determination of the Borrower, are not material to the conduct of the business of the Borrower and its Subsidiaries taken as a whole;

(r) the granting of a Lien that is permitted under Section 7.01;

(s) the issuance of directors’ qualifying shares and shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required by applicable law;

(t) the disposition of any assets (including Equity Interests) (i) acquired in a transaction permitted hereunder, which assets are not used or useful in the ordinary course of business of the Borrower and its Subsidiaries or (ii) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the good faith determination of the Borrower to consummate any acquisition permitted hereunder;

(u) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property; and

(v) any disposition of Capital Stock of a Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrower or a Subsidiary) from whom such Subsidiary was acquired or from whom such Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and, in each case, comprising all or a portion of the consideration in respect of such acquisition; and

(w) the settlement or early termination of any Permitted Bond Hedge Transaction and the settlement or early termination of any related Permitted Warrant Transaction.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor or sub-advisor.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit D or any other form approved by the Administrative Agent.

“Attorney Costs” means all reasonable fees, expenses and disbursements of any law firm or other external legal counsel, to the extent documented in reasonable detail and invoiced.

“Auction Agent” means (a) the Administrative Agent or any of its Affiliates (unless the Administrative Agent, in its sole discretion, declines to act in such capacity hereunder) or (b) any other financial institution or advisor engaged by the Borrower (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Discounted Term Loan

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Prepayment pursuant to Section 2.05(1)(e); provided that the Borrower shall not designate the Administrative Agent as the Auction Agent without the written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Agent); provided further that neither the Borrower nor any of its Affiliates may act as the Auction Agent.

“Available Amount” means, at any time (the “Available Amount Reference Time”), an amount equal to the sum of:

(1) the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets; plus

(2) an amount equal to the CNI Growth Amount at the Available Amount Reference Time; plus

(3) the amount of any Net Proceeds from any Permitted Equity Issuance of the Borrower or any Parent Company thereof to the extent contributed to the Borrower as Qualified Equity Interests and the fair market value of any capital contributions made in cash, Cash Equivalents and other property, in each case, to the extent Not Otherwise Applied (and excluding the amount of any (x) Cure Amount and (y) non-cash capital contributions in excess of $1,000,000)) in each case during the period from and including the Business Day immediately following the Closing Date through and including the Available Amount Reference Time; plus

(4) (i) the cash proceeds of any Indebtedness of the Borrower and any of its Subsidiaries issued after the Closing Date (other than Disqualified Stock or Indebtedness issued to the Borrower or any of its Subsidiaries) which has been converted into or exchanged for Capital Stock of the Borrower, any Subsidiary or any Parent Company that does not constitute Disqualified Stock during the period from and including the Business Day immediately following the Closing Date through and including the Available Amount Reference Time; plus

(5) [reserved]; plus

(6) the aggregate amount of remaining Declined Proceeds during the period from the Business Day immediately following the Closing Date through and including the Available Amount Reference Time, so long as such Declined Proceeds have first been offered to non-declining Lenders as set forth Section 2.05(2)(g); plus

(7) [reserved]; minus

(8) the aggregate amount of Restricted Payments made with the Available Amount pursuant to clause (10) of Section 7.05(b) (net of any return of capital in respect of any such Investments or deemed reduction in the amount of such Investment, including upon the sale, transfer, lease or other disposition of any such Investments and, in each case, not to exceed the original amount of such Investment (without giving effect to the last sentence of the definition thereof)), during the period commencing on the Closing Date through and including the Available Amount Reference Time (and, for purposes of this

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clause (8), without taking account of the intended usage of the Available Amount at such Available Amount Reference Time).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.03(e).

“Aztiq Convertible Bonds” means the $80,000,000 convertible bonds due 2025 issued by the Borrower pursuant to the convertible bond instrument, dated as of November 2022 (as amended and restated on March 30, 2023), by and between the Borrower, as the issuer, and ATP Holdings ehf., as the holder party thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the rate of interest in effect for such day as publicly announced from time to time by the Administrative Agent as its “prime rate”; (b) the Federal Funds Rate for such day, plus ½ of 1.00%; (c) Term SOFR for a one month interest period as determined on such day, plus 1.00% and (d) 1.75%. The “prime rate” is a rate of interest last quoted by The Wall Street Journal as the “prime rate” in the U.S. or, if The Wall Street Journal ceases to publish for any reason such rate of interest, “prime rate” is the highest per annum interest published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate released by the Federal Reserve Board (as reasonably determined by the Administrative Agent and the Borrower). Any change in Wall Street Journal’s prime rate, the Federal Funds Rate or the Term SOFR Reference Rate, respectively, shall take effect at the opening of business on the day specified in the public announcement of such change. If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.03, then

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the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Basket” means any amount, threshold or other value permitted or prescribed with respect to any Lien, Indebtedness, Asset Sale, Investment, Restricted Payment, transaction value, judgment or other amount under any provision in Articles V, VI, VII or VIII and the definitions related thereto.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided, that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.03.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date,

(a) Daily Simple SOFR;

(b) the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent (at the direction of the Required Lenders) and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body and (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent (at the direction of the Required Lenders) and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

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(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided, that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no

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successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark in accordance with Section 3.03 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark in accordance with Section 3.03.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Borrower.

“Borrower” has the meaning specified in the introductory paragraph to this Agreement and upon the consummation of any transaction permitted by Section 7.03(4), the Successor Borrower.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrower Offer of Specified Discount Prepayment” means any offer by any Borrower Party to make a voluntary prepayment of Loans at a specified discount to par pursuant to Section 2.05(1)(e)(B).

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“Borrower Parties” means the collective reference to the Borrower and each Subsidiary of the Borrower and “Borrower Party” means any of them.

“Borrower Solicitation of Discount Range Prepayment Offers” means the solicitation by any Borrower Party of offers for, and the corresponding acceptance by a Lender of, a voluntary prepayment of Loans at a specified range of discounts to par pursuant to Section 2.05(1)(e)(C).

“Borrower Solicitation of Discounted Prepayment Offers” means the solicitation by any Borrower Party of offers for, and the subsequent acceptance, if any, by a Lender of, a voluntary prepayment of Loans at a discount to par pursuant to Section 2.05(1)(e)(D).

“Borrowing” means a borrowing consisting of Loans of the same Class and Type made, converted or continued on the same date and, in the case of SOFR Loans, having the same Interest Period.

“Business Day” means any day that is not a Legal Holiday and, when used in connection with Base Rate Loans or SOFR Loans or otherwise in respect of Obligations of any Loan Party, the term “Business Day” shall also exclude any day on which commercial banks in the State of New York, Luxembourg or Iceland are authorized or required by law to remain closed; provided that when used in connection with any SOFR Loans, the term “Business Day” means any U.S. Government Securities Business Day.

“Capital Expenditures” means, with respect to any Person for any period, all expenditures paid in cash, in each case that are (or should be) set forth as capital expenditures in a consolidated statement of cash flows of such Person for such period, in each case prepared in accordance with IFRS; provided that, except for purposes of (x) the definition of Excess Cash Flow (solely to the extent such amounts increase Consolidated Net Income) and (y) Section 2.05(2)(a) (solely to the extent such amounts increase Consolidated Net Income), “Capital Expenditures” shall not include:

(a) any additions, replacements, restorations or substitutions to property, plant and equipment and other capital expenditures made with (i) any proceeds from dispositions of fixtures, furniture or equipment that (x) do not constitute Asset Sales or (y) are applied in accordance with Section 2.05(2)(b)(ii), (ii) proceeds of insurance settlements, condemnation awards and other settlements in respect of lost, destroyed, damaged or condemned assets, equipment or other property to the extent such expenditures are made to replace or repair such lost, destroyed, damaged or condemned assets, equipment or other property or otherwise to acquire, maintain, develop, construct, improve, upgrade or repair assets or properties useful in the business of the Loan Parties or (iii) the cash proceeds of any Equity Interests issued or capital contributions in cash received by any Loan Party or any Subsidiary that is applied to any such capital expenditures contemporaneously with the receipt of such cash amounts by any such Loan Party or Subsidiary;

(b) any expenditures that are (i) accounted for as capital expenditures of such person and that actually are paid for by a third party (excluding the Borrower or any Subsidiary thereof) and for which neither the Borrower nor any Subsidiary

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has provided or is required to provide or incur, directly or indirectly, any consideration or obligation to such third party or any other person (whether before, during or after such period) or (ii) financed with tenant improvement allowances (or similar real estate incentive programs); or

(c) the purchase price of equipment purchased during such period to the extent the consideration therefor consists of any combination of (i) used or surplus equipment traded in at the time of such purchase or (ii) the proceeds of a concurrent sale of used or surplus equipment, in each case, in the ordinary course of business.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into or exchangeable for Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

Notwithstanding anything to the contrary, Capital Stock shall not include any Convertible Indebtedness, Permitted Warrant Transaction or Permitted Bond Hedge Transaction.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of an effective lease that would at such time be required to be reflected as a liability on a balance sheet and represent its obligation to make lease payments (excluding the footnotes thereto) prepared in accordance with IFRS as in effect on the Effective Date.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with IFRS, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Subsidiaries.

“Cash Collateral Account” means an account subject to the sole dominion and control of, the Collateral Agent.

“Cash Equivalents” means:

(1) Dollars;

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(2) Icelandic Krona or Euros;

(3) local currencies held by the Borrower or any Subsidiary from time to time in the ordinary course of business or consistent with industry practice;

(4) readily marketable direct obligations issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(5) certificates of deposit, and time deposits with maturities of one year or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic or foreign commercial bank having capital and surplus of not less than $625,000,000 in the case of U.S. banks and $125,000,000 (or the Dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(6) repurchase obligations for underlying securities of the types described in clauses (4) and (5) above or clauses (7) and (8) below entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (5) above;

(7) commercial paper and variable or fixed rate notes rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another Rating Agency selected by the Borrower) and in each case maturing within 24 months after the date of acquisition thereof;

(8) marketable short-term money market and similar liquid funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another Rating Agency selected by the Borrower);

(9) securities issued or directly and fully and unconditionally guaranteed by any state, commonwealth or territory of the United States or any political subdivision or taxing authority of any of the foregoing or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof;

(10) readily marketable direct obligations issued or directly and fully and unconditionally guaranteed by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another Rating Agency selected by the Borrower) with maturities of 24 months or less from the date of acquisition;

(11) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s (or, if at any time neither Moody’s nor

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S&P is rating such obligations, an equivalent rating from another Rating Agency selected by the Borrower) with maturities of 24 months or less from the date of acquisition;

(12) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA (or the equivalent thereof) or better by S&P or Aa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P is rating such obligations, an equivalent rating from another Rating Agency selected by the Borrower); and

(13) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (12) above.

In the case of Investments by any Foreign Subsidiary or Investments made in a country outside the United States, Cash Equivalents will also include (i) investments of the type and maturity described in clauses (1) through (13) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (13) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents will include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts, are expected by the Borrower to be converted into any currency listed in clause (1) or (2) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts (and solely to the extent so converted on or prior to such tenth (10th) Business Day).

“Cash Management Agreement” means any agreement entered into from time to time by the Borrower or any Subsidiary in connection with cash management services for collections, other Cash Management Services and for operating, payroll and trust accounts of such Person, including automatic clearing house services, controlled disbursement services, electronic funds transfer services, information reporting services, lockbox services, stop payment services and wire transfer services.

“Cash Management Obligations” means obligations owed by the Borrower or any Subsidiary in connection with, or in respect of, any Cash Management Services.

“Cash Management Services” means (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automatic clearing house fund transfer services, return items and interstate depository network services), (c) foreign exchange, netting and currency management services and (d) any other demand deposit or operating account relationships or other cash management services, including under any Cash Management Agreements.

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

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“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. Sections 9601 et seq.

“Change in Law” means the occurrence, after the Effective Date, of any of the following: (a) the adoption of any law, rule, regulation or treaty (excluding the taking effect after the Effective Date of a law, rule, regulation or treaty adopted prior to the Effective Date), (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority. It is understood and agreed that (i) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Public Law 111 203, H.R. 4173), all Laws relating thereto and all interpretations and applications thereof and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall, for the purpose of this Agreement, be deemed to be adopted subsequent to the Effective Date.

“Change of Control” means the occurrence of any of the following after the Effective Date:

(1) (a) any Person (other than the Sponsor) or (b) Persons (other than the Sponsor) constituting a “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), becoming the “beneficial owner” (as defined in Rule 13(d)-3 and 13(d)-5 under such Act) of Equity Interests of the Borrower or such Parent Company representing more than 35.0% of the (x) the aggregate ordinary voting power or (y) the aggregate outstanding economic interests, in each case, represented by the issued and outstanding Equity Interests of the Borrower or such Parent Company, as applicable, and the percentage of aggregate ordinary voting power or economic interests so held is greater than the percentage of the aggregate ordinary voting power or economic interests represented by the Equity Interests of the Borrower or such Parent Company, as applicable, beneficially owned, directly or indirectly, in the aggregate by the Sponsor; or

(2) a “change of control” or other similar event shall occur, as defined in, or under any Indebtedness for borrowed money having an aggregate outstanding principal amount of not less than the Threshold Amount; or

(3) the Borrower ceases to, directly or indirectly, own 100% of the Equity Interests of Alvotech HF (other than (x) directors’ qualifying shares or the functional equivalent thereof or (y) Equity Interests that are required to be held by another Person in order to satisfy a requirement of Law prescribing an equity owner resident in the local jurisdiction);

unless, in the case of clause (1) or (2) above, the Sponsor has, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the Board of Directors of the Borrower or any Parent Company.

“Claim” means any actions, suits or written demands or claims.

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“Class” means (i) with respect to Commitments or Loans, those of such Commitments or Loans that have the same terms and conditions (without regard to differences in the Type of Loan, Interest Period, upfront fees, OID or similar fees paid or payable in connection with such Commitments or Loans, or differences in tax treatment (e.g., “fungibility”)) and (ii) with respect to Lenders, those of such Lenders that have Commitments or Loans of a particular Class. It is understood that (i) the Closing Date Term Loan Commitments and the Second Out Term Loan Commitments are separate Classes of Commitments, and the Closing Date Term Loans and the Second Out Term Loans are separate Classes of Loans and (ii) the Closing Date Term Loans and the 2025 Incremental Term Loans are fungible and constitute the same Class of Loans.

“Closing Date” means the first date on which all the conditions precedent in Section 4.02 are satisfied or waived in accordance with Section 10.01, and the Closing Date Term Loans are made to the Borrower pursuant to Section 2.01(1)(x).

“Closing Date Refinancing” means (i) the repayment, redemption, repurchase, defeasance, discharge, refinancing or termination in full of the Senior Bonds, (ii) the conversion, equitization, prepayment, repayment, redemption, repurchase, defeasance, discharge, refinancing or termination in full of the 2022 Convertible ~~Notes~~Bonds, (iii) the repayment, redemption, repurchase, defeasance, discharge, refinancing or termination in full of the Alvogen Facility, (v) the repayment, redemption, repurchase, defeasance, discharge, refinancing or termination in full of the Factoring Facility and (iv) in each case, the termination and/or release of all guarantees and security granted in connection therewith (including any applicable local law termination and/or release documentation), other than contingent indemnification obligations as to which no claim has been asserted.

“Closing Date Term Lenders” means each Lender holding a Closing Date Term Loan Commitment or Closing Date Term Loan.

“Closing Date Term Loan Commitment” means, as to each Term Lender, (i) its obligation to make a Closing Date Term Loan to the Borrower on the Closing Date in an aggregate amount not to exceed the amount specified opposite such Lender’s name on Schedule 2.01 under the caption “Closing Date Term Loan Commitment”, as such commitment may be (a) reduced from time to time pursuant to this Agreement and (b) reduced or increased from time to time pursuant to (x) assignments by or to such Term Lender pursuant to an Assignment and Assumption, (y) an Incremental Amendment or (z) an Extension Amendment or (ii) in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Section 2.16).

“Closing Date Term Loans” means the Loans made by the Closing Date Term Lenders on the Closing Date to the Borrower pursuant to Section 2.01(1). As of the Amendment No. 2 Effective Date, after giving effect to the Amendment No. 2 Refinancing, the outstanding aggregate principal amount of the Closing Date Term Loans is $912,469,367.60.

“Closing Payment Letter” means those certain Closing Payment Letters, dated as of Effective Date, by and among the Lenders party thereto and the Borrower, as amended, restated,

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amended and restated, modified or supplemented from time to time in accordance with the terms thereof.

“CNI Growth Amount” means 50% of the Consolidated Net Income of the Borrower for the period beginning on January 1, 2025 and ending on the last day of the most recent Fiscal Quarter or Fiscal Year, as applicable, of the Borrower for which financial statements required to be delivered pursuant to Section 6.01(1) or Section 6.01(2) have been received by the Administrative Agent or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of the amount of such deficit; provided that the CNI Growth Amount shall not be less than zero at any time for the period from the Closing Date through the Fiscal Year ending on December 31, 2026.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all the “Collateral” (or equivalent term of each of the foregoing) as defined in any Collateral Document and the Mortgaged Properties, if any.

“Collateral Agent” has the meaning specified in the introductory paragraph to this Agreement.

“Collateral and Guarantee Requirement” means, at any time on and after the Closing Date, the requirement that:

(1) the Collateral Agent shall have received each Collateral Document required to be delivered (a) on the Closing Date pursuant to Section 4.02(1)(c) or (b) pursuant to Section 6.11 or 6.13 at such time required by such Sections to be delivered, in each case, duly executed by each Loan Party that is party thereto;

(2) all Obligations shall have been unconditionally guaranteed by each Subsidiary of the Borrower (other than any Excluded Subsidiary), which as of the Closing Date shall include those that are listed on Schedule 1.01(1) hereto (the “Guarantors”);

(3) except to the extent otherwise provided hereunder or under any Collateral Document, the Obligations and the Guaranty shall have been secured by a perfected security interest in favor of the Collateral Agent for the benefit of the Secured Parties, subject only to Liens permitted by Section 7.01, in all Equity Interests of each Subsidiary; and

(4) except to the extent otherwise provided hereunder or under any Collateral Document and subject to the Agreed Security Principles, the Obligations and the Guaranty shall have been secured by a security interest in favor of the Collateral Agent for the benefit of the Secured Parties in substantially all tangible and intangible personal property of the Borrower and each Guarantor (including accounts), inventory, equipment, investment property, contract rights, applications and registrations of IP Rights filed in the United States or other jurisdictions outside of the United States to the extent consistent with the Agreed Security Principles, other general intangibles, and proceeds of the foregoing, in each case,

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(a) that has been perfected (to the extent such security interest may be perfected) by:

(i) delivering certificated securities, intercompany notes and other instruments in which a security interest can be perfected by physical control, in each case to the extent required hereunder or the Security Agreement,

(ii) filing financing statements under the Uniform Commercial Code (or equivalent forms in jurisdictions outside of the United States to the extent consistent with the Agreed Security Principles),

(iii) making any necessary filings with the United States Patent and Trademark Office or United States Copyright Office (or equivalent offices to the extent consistent with the Agreed Security Principles),

(iv) filings in the applicable real estate records or land registry offices with respect to Mortgaged Properties (or any fixtures related to Mortgaged Properties) to the extent required by the Collateral Documents and, in the case of ~~Mortgage~~Mortgaged Properties located outside of the United States, subject to the Agreed Security Principles; and

(b) with the priority required by the Collateral Documents;

provided that any such security interests described in this clause (4) in the Collateral shall be subject to the terms of the Applicable Intercreditor Agreements and the Agreed Security Principles; and

(5) the Collateral Agent shall have received counterparts of a Mortgage, together with the other deliverables described in Section 6.11(2)(b), with respect to each Material Real Property listed on Schedule 1.01(2) (to the extent required to be delivered pursuant to Section 6.13 and, in the case of Material Real Property located outside of the United States, subject to the Agreed Security Principles) or otherwise required to be delivered pursuant to Section 6.11 (the “Mortgaged Properties”) duly executed and delivered by the record owner of such property within the time periods set forth in said Sections; provided that to the extent any Mortgaged Property is located in a jurisdiction which imposes mortgage recording taxes, intangibles tax, documentary tax or similar recording fees or taxes, the relevant Mortgage shall not secure an amount in excess of the fair market value of the Mortgaged Property subject thereto; provided, further, that the Loan Parties shall not be required to, and shall not, execute any Collateral Documents that consist of the Mortgages with respect to (A) any Material Real Property located in the United States until (1) such time as Administrative Agent and Lenders have received for any such Material Real Property (where applicable), (i) a completed “life of the loan” Federal Emergency Management Agency standard flood hazard determination, (ii) [reserved], and (iii) if such notice is required to be provided to the Borrower or the applicable Loan Party and flood insurance is available in the community in which such Material Real Property is located, evidence of required flood insurance, (2) the Administrative Agent and the Lenders have confirmed that flood insurance due diligence

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and flood insurance compliance has been completed by the Lenders, and (3) the Administrative Agent has instructed the Loan Parties to execute and deliver such Mortgages and (B) any Material Real Property located outside of the United States, subject to the Agreed Security Principles.

The foregoing definition shall not require, and the Loan Documents shall not contain any requirements as to, the creation, perfection or maintenance of pledges of, or security interests in, Mortgages on, or the obtaining of Mortgage Policies, surveys, abstracts or appraisals or taking other actions with respect to, any Excluded Assets.

The Collateral Agent may grant extensions of time for the creation, perfection or maintenance of security interests in, or the execution or delivery of any Mortgage and the obtaining of title insurance, surveys or Opinions of Counsel with respect to, particular assets (including extensions beyond the Closing Date for the creation, perfection or maintenance of security interests in the assets of the Loan Parties on such date) where it reasonably determines, in consultation with the Borrower, that creation or perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents. None of the Agents shall be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of this Agreement or the other Loan Documents in regards to the requirements set forth in this definition.

Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary:

(A) Liens required to be granted from time to time pursuant to the Collateral and Guarantee Requirement shall be subject to exceptions and limitations set forth in the Collateral Documents and the Agreed Security Principles;

(B) the Collateral and Guarantee Requirement shall not apply to any Excluded Assets;

(C) no deposit account control agreement, securities account control agreement or other control agreements or control arrangements shall be required with respect to any deposit account, securities account or other asset specifically requiring perfection through control agreements; provided that if deposit account control agreement, securities account control agreement or other control agreements or control arrangements are required or provided under any Indebtedness incurred pursuant to Section 7.02(b)(34), such deposit account control agreement, securities account control agreement or other control agreements or control arrangements will be required (subject to appropriate “springing” features if such other Indebtedness is an asset-based lending facility);

(D) no actions in any jurisdiction other than the (i) U.S. or (ii) the jurisdiction in which any Foreign Subsidiary that is a Material Subsidiary is organized, shall be required, nor shall the Administrative Agent or Collateral Agent be authorized to take any action outside of such jurisdictions, to create or perfect any security interests in assets located, registered, applied for, filed, or arising under

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laws outside of such jurisdiction except to the extent consistent with the Agreed Security Principles;

(E) except to the extent consistent with the Agreed Security Principles, no Intellectual Property filings or searches shall be required in any jurisdiction other than the U.S. to create or perfect (to the extent required to be perfected) any security interests in any jurisdiction other than the U.S.;

(F) no stock certificates of Subsidiaries shall be required to be delivered to the Collateral Agent until the date that is 60 days (or such later date reasonably acceptable to the Administrative Agent acting at the direction of the Required Lenders) after the formation or acquisition thereof; and

(G) no perfection steps shall be required with respect to (i) letter of credit rights, except to the extent constituting a support obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement (or equivalent form) (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement (or equivalent form)), (ii) commercial tort claims with a value of less than $1,000,000, (iii) motor vehicles and other assets subject to certificates of title to the extent a Lien thereon cannot be perfected by the filing of a UCC financing statement (or equivalent form) and (iv) promissory notes evidencing debt for borrowed money in a principal amount of less than $1,000,000 individually.

“Collateral Documents” means, collectively, the Security Agreement, the Intellectual Property Security Agreements, the Mortgages (if any), the Intercompany Subordination Agreement, the Applicable Intercreditor Agreement (if any), each of the collateral assignments, security agreements, pledge agreements, control agreements (if any) or other similar agreements delivered to the Administrative Agent, Collateral Agent or the Lenders pursuant to Sections 4.02(1)(c), 6.11 or 6.13 and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“Combined Adjustment Amounts” means:

(1) all amounts added back pursuant to clause (1)(l)(I) and (II) of the definition of “Adjusted EBITDA”, together with any similar adjustments made in accordance with Section 1.07(3);

(2) all amounts added back pursuant to clauses (1)(g), (k), (n) and (o) of the definition of “Adjusted EBITDA”; and

(3) all amounts pursuant clause (1) (y) of the definition of “Consolidated Net Income”.

“Commitment” means a Closing Date Term Loan Commitment, a Second Out Term Loan ~~Commitments,~~Commitment, a 2025 Incremental Term Loan Commitment, an Incremental Term Commitment or an Extended Commitment, as the context may require.

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“Committed Loan Notice” means a written notice of (1) a Borrowing with respect to a given Class of Loans, (2) a conversion of Loans of a given Class from one Type to the other or (3) a continuation of SOFR Loans of a given Class, pursuant to Section 2.02(1), which shall be substantially in the form of Exhibit A.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. §1 et. Seq.), as amended from time to time and any successor statute.

“Compensation Period” has the meaning specified in Section 2.12(3)(b).

“Compliance Certificate” means a certificate substantially in the form of Exhibit C and which certificate shall in any event be a certificate of a Financial Officer of the Borrower:

(1) certifying as to whether a Default has occurred and is continuing and, if applicable, specifying the details thereof and any action taken or proposed to be taken with respect thereto (in each case, other than any Default with respect to which the Administrative Agent has otherwise obtained notice in accordance with Section 6.03(1));

(2) in the case of financial statements delivered under Section 6.01(1), setting forth reasonably detailed calculations of (i) Excess Cash Flow for each Fiscal Year commencing with the financial statements for the Fiscal Year ending on December 31, 2026 and (ii) the Net Proceeds received during the applicable period by or on behalf of the Borrower or any Subsidiary in respect of any Asset Sale or Casualty Event subject to prepayment pursuant to Section 2.05(2)(b)(i) and the portion of such Net Proceeds that has been invested or is intended to be reinvested in accordance with Section 2.05(2)(b)(ii); and

(3) certifying as to compliance with the Guarantor Coverage Requirement and setting forth reasonably detailed calculations for such determination.

“Conforming Changes” means with respect to the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day”, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides (after consultation with the Borrower) may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Current Assets” means, as at any date of determination, the total assets of the Borrower and its Subsidiaries on a consolidated basis that may properly be classified as current

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assets in conformity with IFRS, excluding cash and Cash Equivalents, amounts related to current or deferred taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees, derivative financial instruments and any assets in respect of Hedge Agreements, and excluding the effects of adjustments pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition.

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of the Borrower and its Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with IFRS, excluding (A) the current portion of any Funded Debt, (B) the current portion of interest, (C) accruals for current or deferred taxes based on income or profits, (D) accruals of any costs or expenses related to restructuring reserves or severance, (E) the current portion of any Capitalized Lease Obligation, (F) deferred revenue arising from cash receipts that are earmarked for specific projects, (G) liabilities in respect of unpaid earn-outs, (H) the current portion of any other long-term liabilities, (I) accrued litigation settlement costs and (J) the current portion of any liabilities in respect of Hedge Agreements, and, furthermore, excluding the effects of adjustments pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Subsidiaries, including the amortization of intangible assets, deferred financing fees, debt issuance costs, commissions, fees and expenses and amortization of Capitalized Software Expenditures of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated First Lien Debt” means as of any date of determination, Consolidated Total Debt of the Borrower and its Subsidiaries that (a) is secured, in whole or in part, by a first priority Lien on the Collateral that ranks pari passu with or senior to the Liens securing the Obligations or (b) consists of Capitalized Lease Obligations (for the avoidance of doubt, whether or not such Capitalized Lease Obligation is secured, in whole or in part, by a first priority Lien on the Collateral).

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with IFRS, excluding (and excluding the effect of), without duplication,

(1) (x) extraordinary, exceptional, non-recurring or unusual gains, losses, fees, costs, charges or expenses (including relating to any multi-year strategic initiatives and accruals and reserves in connection with such gains, losses, charges or expenses (which, for the avoidance of doubt, shall not include any lost or forgone revenue));

(y) restructuring costs, charges, accruals or reserves (including restructuring and integration costs related to acquisitions and adjustments to existing reserves, and in each case, whether or not classified as such under IFRS); costs and expenses related to any reconstruction, decommissioning, recommissioning or

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reconfiguration of stores or facilities and fixed assets for alternative uses; costs and expenses related to the integration, consolidation, opening, pre-opening and closing of stores or facilities and fixed assets; severance and relocation costs and expenses, one-time compensation costs and expenses, consulting fees, signing, retention or completion bonuses, and executive recruiting costs; costs and expenses incurred in connection with strategic initiatives; transition costs and duplicative running costs; business optimization expenses (including costs and expenses relating to business optimization programs, new systems design, retention charges, system establishment costs and implementation costs and project start-up costs), accruals and reserves; operating expenses attributable to the implementation of cost-savings initiatives; costs and expenses incurred in connection with non-ordinary course product and IP Rights development; costs incurred in connection with acquisitions (or purchases of assets) prior to or after the Closing Date (including integration costs); and curtailments and modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities and charges resulting from changes in estimates, valuations and judgments); costs and expenses attributable to any carve-out; costs and expenses incurred in implementing new initiatives; costs and expenses incurred in connection with indemnities and expenses; costs and expenses incurred in connection with new operations; costs and expenses relating to entering into a new market; costs and expenses relating to corporate development; and

(z) Public Company Costs;

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with IFRS;

(3) [reserved];

(4) any gain (loss) on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business or consistent with industry practice) or income (loss) from discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, only when and to the extent such operations are actually disposed of);

(5) solely for the purpose of the Available Amount and Excess Cash Flow, the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting; provided that the Consolidated Net Income of a Person will be increased by the amount of dividends or distributions or other payments that are actually paid in cash or Cash Equivalents (or to the extent converted into cash or Cash Equivalents) to such Person or a Subsidiary thereof in respect of such period);

(6) solely for the purpose of determining the Available Amount and Excess Cash Flow, the Net Income for such period of any Subsidiary (other than any Guarantor) to the extent that the declaration or payment of dividends or similar distributions by that

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Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived (or the Borrower reasonably believes such restriction could be waived and is using commercially reasonable efforts to pursue such waiver); provided that Consolidated Net Income of a Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash or Cash Equivalents (or to the extent converted into cash or Cash Equivalents), or the amount that could have been paid in cash or Cash Equivalents without violating any such restriction or requiring any such approval, to such Person or a Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of adjustments (including the effects of such adjustments pushed down to such Person and its Subsidiaries) related to the application of recapitalization accounting or purchase accounting (including in the inventory, property and equipment, software, goodwill, intangible assets, in process research and development, deferred revenue and debt line items);

(8) income (loss) from the early extinguishment or conversion of (a) Indebtedness, (b) Hedging Obligations or (c) other derivative instruments;

(9) any impairment charge or asset write-off or write-down in each case, pursuant to IFRS, and the amortization of intangibles arising pursuant to IFRS;

(10) (a) any equity based or non-cash compensation charge or expense, including any such charge or expense arising from grants of stock appreciation, equity incentive programs or similar rights, stock options, restricted stock or other rights to, and any cash charges associated with the rollover, acceleration or payout of, Equity Interests by management of such Person or of a Subsidiary or any Parent Company, (b) noncash compensation expense resulting from the application of IFRS 2 — Share-based Payment, and (c) any income (loss) attributable to deferred compensation plans or trusts;

(11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the incurrence of any Facilities), issuance of Equity Interests (including by any direct or indirect parent of the Borrower), recapitalization, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Indebtedness evidenced by this Agreement) and including, in each case, any such transaction whether consummated on, after or prior to the Closing Date and any such transaction undertaken but not completed, and any charges or nonrecurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated (including, for the avoidance of doubt, the effects of expensing all transaction related expenses in accordance with IFRS 3 — Business Combinations);

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(12) accruals and reserves that are established or adjusted in connection with the Transactions, an Investment or an acquisition that are required to be established or adjusted as a result of the Transactions, such Investment or such acquisition, in each case accordance with IFRS;

(13) any expenses, charges or losses to the extent covered by insurance that are, directly or indirectly, reimbursed or reimbursable by a third party, and any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, in each case only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so excluded to the extent not so reimbursed within such 365 days);

(14) any non-cash gain (loss) attributable to the mark to market movement in the valuation of Hedging Obligations or other derivative instruments pursuant to IFRS 9 — Financial Instruments and IAS 32 – Financial Instruments: Presentation or mark to market movement of other financial instruments pursuant to IFRS 9 — Financial Instruments;

(15) any net unrealized gain or loss (after any offset) resulting in such period from currency transaction or translation gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from (a) Hedging Obligations for currency exchange risk and (b) resulting from intercompany indebtedness) and any other foreign currency transaction or translation gains and losses, to the extent such gains or losses are non-cash items;

(16) any adjustments resulting from the application of IFRS 9 — Financial Instruments or any comparable regulation;

(17) any non-cash rent expense;

(18) the amount of any management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Sponsor (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 7.06;

(19) any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures; and

(20) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments.

For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, no amounts in respect of lost revenue nor the effect thereof shall be excluded as an extraordinary loss or otherwise in determining ‘Consolidated Net Income’ for any purpose in any period; provided that the foregoing shall not prohibit the inclusion of amounts of proceeds received

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or receivable from business interruption insurance in determining ‘Consolidated Net Income’ as described in the succeeding paragraph.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Subsidiaries, Consolidated Net Income will include (I) the amount of proceeds received or receivable from business interruption insurance only to the extent that such amount is actually received during such period and provided that such amount shall be applied to the Fiscal Quarter during which such business interruption occurred and (II) the amount of any expense or charges incurred by such Person or its Subsidiaries during such period that are, directly or indirectly, reimbursed or reimbursable by a third party and amounts that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, in each case for this clause (II) only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so excluded to the extent not so reimbursed within such 365 days).

“Consolidated Secured Debt” means, as of any date of determination, Consolidated Total Debt that is secured, in whole or in part, by a Lien on any assets or property of the Borrower and its Subsidiaries.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and its Subsidiaries outstanding on such date, in an amount that would be reflected on a balance sheet on a consolidated basis in accordance with IFRS, consisting only of Indebtedness for borrowed money, Capitalized Lease Obligations and Purchase Money Obligations; provided that Consolidated Total Debt will not include undrawn amounts under revolving credit facilities and Indebtedness in respect of any (1) letter of credit, bank guarantees and performance or similar bonds, except to the extent of obligations in respect of drawn standby letters of credit which have not been reimbursed within three (3) Business Days and (2) Hedging Obligations. The Dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with IFRS, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar-equivalent principal amount of such Indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets over Consolidated Current Liabilities. In measuring any increase or decrease in Consolidated Working Capital for any period, (a) to the extent the Borrower or any Subsidiary has consummated during such period any one or more acquisitions or dispositions of any Person, then (i) in the case of an acquisition, the Consolidated Working Capital of such acquired Person as of the date of the consummation of such acquisition (after giving effect to the transactions consummated with respect to such acquisition) will be added to the Consolidated Working Capital of the Borrower and its Subsidiaries as of the first day of such period and (ii) in the case of a disposition, the Consolidated Working Capital of the disposed Person as of the date of the disposition of such Person shall be subtracted from the Consolidated Working Capital of the Borrower and its Subsidiaries as of the first day of such period and (b) the application of recapitalization or purchase accounting as a result of any acquisitions or dispositions completed during such period will be excluded.

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“Contract Consideration” has the meaning specified in clause (2)(j) of the definition of “Excess Cash Flow”.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than the Sponsor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Borrower or other companies.

“Convertible Indebtedness” means Indebtedness of the Borrower (which may not be guaranteed by any Guarantor) that is either (a) convertible into Capital Stock (other than Disqualified Stock) of the Borrower (and cash in lieu of fractional shares) or cash (in an amount determined by reference to the price of such Capital Stock) or (b) sold as units with call options, warrants or rights to purchase (or substantially equivalent derivative transactions) that are exercisable for Capital Stock (other than Disqualified Stock) of the Borrower or cash (in an amount determined by reference to the price of such Capital Stock); provided that such Indebtedness (i) may not have a maturity date that is earlier than the Original Term Loan Maturity Date, (ii) may not be secured and (iii) may not be incurred if an Event of Default has occurred and is continuing; provided, further, that notwithstanding any other provision contained herein, all computations of amounts and ratios referred to herein shall be made without giving effect to any treatment of Indebtedness relating to convertible secured notes under accounting standards requiring the valuation of any such Indebtedness in a reduced or bifurcated manner and, in the case of any Convertible Indebtedness for which the embedded conversion obligation must be settled by paying solely cash, so long as substantially concurrently with the offering of such Convertible Indebtedness, the Borrower or any of its Subsidiaries enters into a cash-settled Permitted Bond Hedge Transaction relating to such Convertible Indebtedness, notwithstanding any other provision contained herein, for so long as such Permitted Bond Hedge Transaction (or a portion thereof corresponding to the amount of outstanding Convertible Indebtedness) remains in effect, all computations of amounts and ratios referred to herein shall be made as if the amount of Indebtedness represented by such Convertible Indebtedness were equal to the face principal amount thereof without regard to any mark-to-market derivative accounting for such Convertible Indebtedness.

“Covered Entity” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified in Section 10.27(1).

“Cure Amount” has the meaning specified in Section 8.04(1).

“Cure Deadline” has the meaning specified in Section 8.04(1).

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“Cure Right” has the meaning specified in Section 8.04(1).

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent acting at the direction of the Required Lenders in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion in consultation with the Borrower.

“Debt Representative” means, with respect to any series of Indebtedness secured by Liens permitted under clauses (7)(g) and (21) of the definition of “Permitted Liens” or Liens securing Indebtedness permitted under clause (25) of Section 7.02(b), the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture, other Indebtedness permitted hereunder or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Debtor Relief Laws” means the Bankruptcy Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, proposals or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally, excluding, for the avoidance of doubt, any proceedings such as conciliation, out-of-court arrangement (accord amiable) or discussion with the Ministry for the Economy or the Ministry for the Middle Classes in respect of financial difficulties.

“Declined Proceeds” has the meaning specified in Section 2.05(2)(g).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Rate” means an interest rate, equal to (a) the Base Rate, plus (b) the Applicable Rate applicable to Base Rate Loans that are Closing Date Term Loans, 2025 Incremental Term Loans or Second Out Term Loans, as applicable, plus (c) 2.00% per annum; provided that with respect to the outstanding principal amount of any SOFR Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such SOFR Loan (prior to giving effect to any conversion to a Base Rate Loan pursuant to Section 2.02(3)), plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.17(2), any Lender that (a) has failed to perform any of its funding obligations hereunder, including in respect of its Loans, within one Business Day of the date required to be funded by it hereunder, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm in writing and in a manner

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otherwise satisfactory to the Administrative Agent that it will comply with its funding obligations, (d) has, or has a direct or indirect parent company that has, (i) become or is the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, interim receiver, receiver and manager, custodian, conservator, trustee, administrator, assignee for the benefit of creditors, monitor or similar Person charged with reorganization or liquidation of its business or assets or a custodian appointed for it or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment or (e) has become the subject of a Bail-in Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under this definition shall be conclusive absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.17) upon delivery of written notice of such determination to the Borrower and each Lender.

“Deposit Account” means any checking or other demand deposit account maintained by the Borrower, including any “deposit accounts” under Article 9 of the UCC. All funds in such Deposit Accounts (other than Excluded Accounts) shall be conclusively presumed to be Collateral and proceeds of Collateral and the Agent and the Lenders shall have no duty to inquire as to the source of the amounts on deposit in the Deposit Accounts, subject to this Agreement and the Security Agreement.

“Designated Non-Cash Consideration” means (a) the fair market value of non-cash consideration received by the Borrower or a Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, minus (b) the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-Cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Borrower, any Subsidiary thereof or any Parent Company (in each case other than Disqualified Stock) that is issued for cash (other than to a Subsidiary or an employee stock ownership plan or trust established by the Borrower or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on or promptly after the issuance date thereof, the cash proceeds of which are excluded from the calculation of the Available Amount.

“Designated Revolving Commitments” means any commitments to make loans or extend credit on a revolving basis to the Borrower or any Subsidiary by any Person other than the Borrower or any Subsidiary that have been designated in an Officer’s Certificate delivered to the Administrative Agent as “Designated Revolving Commitments” until such time as the Borrower subsequently delivers an Officer’s Certificate to the Administrative Agent to the effect that such commitments will no longer constitute “Designated Revolving Commitments;” provided that on the date such Designated Revolving Commitments are established, such Designated Revolving Commitments will be deemed an incurrence of Indebtedness on such date and will be deemed

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outstanding for purposes of calculating the applicable Total Net Leverage Ratio, Secured Net Leverage Ratio, First Lien Net Leverage Ratio and the availability of any applicable Basket hereunder on such date after giving pro forma effect to the incurrence of the entire committed amount of the Indebtedness thereunder (but without netting any cash proceeds thereof), in which case such committed amount under such Designated Revolving Commitments may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with the applicable Total Net Leverage Ratio, Secured Net Leverage Ratio, First Lien Net Leverage Ratio and the availability of any Baskets hereunder. For the avoidance of doubt, in the case of any Designated Revolving Commitments permitted hereunder, the reference to the “incurrence” of Indebtedness shall refer to the date on which such Designated Revolving Commitments are established.

“discharge” means, with respect to any Indebtedness, the repayment, prepayment, repurchase (including pursuant to an offer to purchase), redemption, defeasance or other discharge of such Indebtedness, any such case in whole or in part.

“Discount Prepayment Accepting Lender” has the meaning specified in Section 2.05(1)(e)(B)(2).

“Discount Range” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Prepayment Notice” means a written notice of the Borrower Solicitation of Discount Range Prepayment Offers made pursuant to Section 2.05(1)(e)(C)(1) substantially in the form of Exhibit J.

“Discount Range Prepayment Offer” means the written offer by a Lender, substantially in the form of Exhibit K, submitted in response to an invitation to submit offers following the Auction Agent’s receipt of a Discount Range Prepayment Notice.

“Discount Range Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Discount Range Proration” has the meaning specified in Section 2.05(1)(e)(C)(3).

“Discounted Prepayment Determination Date” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Discounted Prepayment Effective Date” means in the case of the Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offer or Borrower Solicitation of Discounted Prepayment Offer, five (5) Business Days following the Specified Discount Prepayment Response Date, the Discount Range Prepayment Response Date or the Solicited Discounted Prepayment Response Date, as applicable, in accordance with Section 2.05(1)(e)(B), Section 2.05(1)(e)(C) or Section 2.05(1)(e)(D), respectively, unless a shorter period is agreed to between the Borrower and the Auction Agent.

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“Discounted Term Loan Prepayment” has the meaning ~~assigned to such term~~specified in Section 2.05(1)(e)(A).

“Discretionary Guarantor” has the meaning specified in the definition of “Excluded Subsidiary”.

“disposition” has the meaning specified in the definition of “Asset Sale”.

“Disqualified Institution” means (a) any competitor of the Borrower or its Subsidiaries identified in writing by or on behalf of the Borrower to the Administrative Agent from time to time, (b) those particular banks, financial institutions, other institutional lenders and other Persons identified by or on behalf of the Borrower identified in writing to the Administrative Agent prior to the Effective Date or, if consented to by the Administrative Agent acting at the direction of the Required Lenders (such consent not to be unreasonably withheld, conditioned or delayed), after the Effective Date and (c) any Affiliate of the entities described in the preceding clauses (a) or (b) (excluding, in the case of clause (a), bona fide debt funds) that are either readily identifiable as such on the basis of their name or are identified as such in writing by or on behalf of the Borrower to the Administrative Agent from time to time; it being understood and agreed that the identification of any Person as a Disqualified Institution after the Effective Date shall not apply to retroactively disqualify any Person that has previously acquired an assignment or participation interest in any Loan, subject to Section 10.07(n), until such time such Person no longer constitutes a Lender. The identity of Disqualified Institutions shall be posted or distributed to all Lenders and prospective assignees following request therefor.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than (i) for Qualified Equity Interests or (ii) solely as a result of a change of control, asset sale, casualty, condemnation, expropriation or eminent domain) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than (i) for any Qualified Equity Interests or (ii) solely as a result of a change of control, asset sale, casualty, condemnation, expropriation or eminent domain), in whole or in part, in each case prior to the earlier of the date (x) that is ninety-one (91) days after Latest Maturity Date and (y) the Loans are no longer outstanding and the Commitments have been terminated; provided that:

(A) if such Capital Stock is issued pursuant to any plan for the benefit of, future, current or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower or its Subsidiaries or any Parent Company or by any such plan to such employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof), such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination, death or disability; and

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(B) any Capital Stock held by any future, current or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries, any Parent Company, or any other entity in which the Borrower or a Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof), in each case pursuant to any equity subscription or equity holders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement will not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or any Subsidiary or in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination, death or disability.

For the purposes hereof, the aggregate principal amount of Disqualified Stock will be deemed to be equal to the greater of its voluntary or involuntary liquidation preference and maximum fixed repurchase price, determined on a consolidated basis in accordance with IFRS, and the “maximum fixed repurchase price” of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which the Consolidated Total Debt will be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock.

“Dollar” and “$” mean lawful money of the United States.

“Domestic Subsidiary” means any direct or indirect Subsidiary that is organized under the Laws of the United States, any state thereof or the District of Columbia.

“Drug Applications” means new drug applications, abbreviated new drug applications, biologic license applications or 351(k) biologic license applications (or equivalent non-U.S. applications of any of the foregoing).

“Earnouts” means any earn-out, deferred purchase price and other contingent consideration obligations.

“ECF Payment” has the meaning specified in Section 2.05(2)(a).

“ECF Payment Amount” has the meaning specified in Section 2.05(2)(a).

“ECF Percentage” has the meaning specified in Section 2.05(2)(a).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

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“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” has the meaning specified in Section 4.01.

“Effective Yield” means, with respect to any Indebtedness, as of any date of determination, the sum of (i) the higher of (A) Term SOFR (or other applicable similar reference rate) with an Interest Period of one month and (B) the Term SOFR “floor,” if any, with respect thereto as of such date, (ii) the Applicable Rate (or other applicable margin) as of such date for SOFR Loans (or other loans that accrue interest by reference to a similar reference rate) and (iii) the amount of original issue discount and upfront fees thereon (converted to yield assuming a four-year average life and without any present value discount); provided, that “Effective Yield” shall not include arrangement fees, structuring fees, commitment fees, underwriting fees and similar fees that are in each case not paid or payable to all lenders generally with respect to such Indebtedness.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.07(b), provided that no Defaulting Lender(s) or Disqualified Institution(s) may be Eligible Assignee(s).

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and sub-surface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, or proceedings (hereinafter “Claims”) with respect to any Environmental Liability or Environmental Law, including (i) any Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (ii) any claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief pursuant to any Environmental Law.

“Environmental Laws” means any Laws relating to pollution or the protection of the Environment or, to the extent relating to exposure to Hazardous Materials, the protection of human health.

“Environmental Liability” means any liability (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) resulting from or relating to (a) any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement to the extent liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

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“Equity Interests” means, with respect to any Person, the Capital Stock of such Person and all warrants, options or other rights to acquire Capital Stock of such Person, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with any Loan Party is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any Loan Party or any of their respective ERISA Affiliates from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as a termination under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any of their respective ERISA Affiliates from a Multiemployer Plan, written notification of any Loan Party or any of their respective ERISA Affiliates concerning the imposition of Withdrawal Liability or written notification that a Multiemployer Plan is “insolvent” (within the meaning of Section 4245 of ERISA) or has been determined to be in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (d) the filing under Section 4041(c) of ERISA of a notice of intent to terminate a Pension Plan, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement in writing of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) the imposition of any liability under Title IV of ERISA with respect to the termination of any Pension Plan or Multiemployer Plan, other than for the payment of plan contributions or PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any of their respective ERISA Affiliates; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (g) a failure to satisfy the minimum funding standard (within the meaning of Section 302 of ERISA or Section 412 of the Code) with respect to a Pension Plan, whether or not waived; (h) the application for a minimum funding waiver under Section 302(c) of ERISA with respect to a Pension Plan; (i) the imposition of a lien under Section 303(k) of ERISA or Section 412(c) of the Code with respect to any Pension Plan; (j) a determination that any Pension Plan is in “at risk” status (within the meaning of Section 303 of ERISA or Section 430 of the Code); or (k) the occurrence of a nonexempt prohibited transaction with respect to any Pension Plan maintained or contributed to by any Loan Party or any of their respective ERISA Affiliates (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could result in liability to any Loan Party.

“Erroneous Payment” has the meaning specified in Section 9.17.

“Erroneous Payment Notice” has the meaning specified in Section 9.17.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

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“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, for any period, an amount equal to the excess of:

(1) the sum, without duplication, of:

(a) Consolidated Net Income of the Borrower for such period,

(b) an amount equal to the amount of all non-cash charges (including depreciation and amortization) for such period to the extent deducted in arriving at such Consolidated Net Income, but excluding any such non-cash charges representing an accrual or reserve for potential cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period,

(c) decreases in Consolidated Working Capital (except as a result of the reclassification of items from short-term to long-term or vice versa) for such period,

(d) the amount deducted as tax expense in determining Consolidated Net Income to the extent in excess of cash taxes paid in such period,

(e) cash receipts in respect of Hedge Agreements during such Fiscal Year to the extent not otherwise included in such Consolidated Net Income, and

(f) cash gains excluded by virtue of clauses (1) through (15) (other than to the extent constituting Net Proceeds of Asset Sales) of the definition of “Consolidated Net Income”; over

(2) the sum, without duplication, of:

(a) an amount equal to the amount of all non-cash credits (including, to the extent constituting non-cash credits, amortization of deferred revenue acquired as a result of any Permitted Acquisition or other investment permitted hereunder) included in arriving at such Consolidated Net Income (but excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in clause (1)(b) above) and cash losses, charges (including any reserves or accruals for potential cash charges in any future period), expenses, costs and fees excluded by virtue of clauses (1) through (15) of the definition of “Consolidated Net Income,”

(b) without duplication of amounts deducted pursuant to clause (j) below in prior Fiscal Years, the amount of Capital Expenditures, Capitalized Software Expenditures or acquisitions of Proprietary Rights (including research and development activities in connection with potential Proprietary Rights) accrued or made in cash during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period, in each case except to the extent financed with the proceeds of Funded Debt (unless such Indebtedness has been repaid or is revolving Indebtedness) of the Borrower or any Subsidiary or the proceeds from any Cure

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Amount, and without duplication of any amounts deducted from Excess Cash Flow for a prior period,

(c) the aggregate amount of all principal payments of Indebtedness of the Borrower and its Subsidiaries ((x) including (i) the principal component of payments in respect of Capitalized Lease Obligations, (ii) all scheduled principal repayments of Loans or any revolving Indebtedness the extent there is an equivalent permanent reduction in commitments thereunder (or any Indebtedness representing Refinancing Indebtedness in respect thereof in accordance with the corresponding provisions of the governing documentation thereof), in each case to the extent such payments are permitted hereunder, actually made and (iii) the amount of any scheduled repayment of Term Loans pursuant to Section 2.07 and mandatory prepayment of Term Loans pursuant to Section 2.05(2)(b) and mandatory prepayments of any revolving Indebtedness to the extent there is an equivalent permanent reduction in commitments thereunder, but (y) excluding (1) all other prepayments of Term Loans, (2) all prepayments in respect of any revolving credit facility, except to the extent there is an equivalent permanent reduction in commitments thereunder and (3) payments on any Permitted Indebtedness, except in each case to the extent permitted to be paid pursuant to Section 7.05) made during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period, in each case, except to the extent financed with the proceeds of Funded Debt of the Borrower or any Subsidiary (unless such Indebtedness has been repaid or is revolving Indebtedness) or the proceeds from any Cure Amount,

(d) increases in Consolidated Working Capital (except as a result of the reclassification of items from short-term to long-term or vice versa) for such period,

(e) cash payments by the Borrower and its Subsidiaries during such period in respect of long-term liabilities of the Borrower and its Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income,

(f) without duplication of amounts deducted pursuant to clauses (h) and (i) below in prior Fiscal Years, the amount of cash consideration paid by the Borrower and its Subsidiaries (on a consolidated basis) in connection with investments (other than intercompany Investments among the Borrower and its Subsidiaries, Investments in Cash Equivalents or money market instruments in the ordinary course of business) made during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period (including Permitted Acquisitions, investments constituting Permitted Investments and investments or made pursuant to Section 7.05), except to the extent such investments were financed with the proceeds of Funded Debt (unless such Indebtedness has been repaid or is revolving Indebtedness) of the Borrower or any Subsidiary or the proceeds from any Cure Amount,

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(g) the amount of Restricted Payments paid in cash during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period (other than Restricted Payments made pursuant to Section 7.05(b)(15)), except to the extent such Restricted Payments were financed with the proceeds of Funded Debt (unless such Indebtedness has been repaid or is revolving Indebtedness) of the Borrower or any Subsidiary or the proceeds from any Cure Amount,

(h) the aggregate amount of expenditures (to the extent not funded with the proceeds of Funded Debt (unless such Indebtedness has been repaid or is revolving Indebtedness) or the proceeds from any Cure Amount) actually made by the Borrower and its Subsidiaries in cash during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period and are not deducted in calculating Consolidated Net Income,

(i) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and its Subsidiaries during such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period, that are made in connection with any prepayment or redemption of Indebtedness to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income and such payments reduced Excess Cash Flow pursuant to clause (2)(c) above or reduced the mandatory prepayment required by Section 2.05(2)(a),

(j) without duplication of amounts deducted from Excess Cash Flow in other periods, and at the option of the Borrower, (1) the aggregate consideration required to be paid in cash by the Borrower or any of its Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period and (2) any planned cash expenditures by the Borrower or any of its Subsidiaries (the “Planned Expenditures”) in an amount not to exceed $15,000,000 for the following four-Fiscal Quarter period, in the case of each of the preceding clauses (1) and (2), relating to Permitted Acquisitions or other investments, Capital Expenditures, Capitalized Software Expenditures, acquisitions of Proprietary Rights (including research and development activities in connection with potential Proprietary Rights), Restricted Payments, any scheduled payment of Indebtedness that was permitted by the terms of this Agreement to be incurred and paid or permitted tax distributions, in each case, to be consummated or made, as applicable, during the period of four consecutive Fiscal Quarters following the end of such period (except to the extent financed with any of the proceeds received from (A) the issuance or incurrence of Funded Debt (except to the extent repaid or constituting revolving Indebtedness) or (B) any Cure Amount); provided that to the extent that the aggregate amount of cash actually utilized to finance such Permitted Acquisitions or other investments, Capital Expenditures, Capitalized Software Expenditures, acquisitions of Proprietary

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Rights (including research and development activities in connection with potential Proprietary Rights), Restricted Payments, any scheduled payment of Indebtedness that was permitted by the terms of this Agreement to be incurred and paid or permitted tax distributions during such following period of four consecutive Fiscal Quarters is less than the Contract Consideration and Planned Expenditures, the amount of such shortfall shall be added to the calculation of Excess Cash Flow, at the end of such subsequent period of four consecutive Fiscal Quarters,

(k) the amount of cash taxes (including penalties and interest) paid or tax reserves set aside or payable (without duplication) in such period plus the amount of distributions with respect to taxes made in such period under Section 7.05(b)(14) to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period,

(l) cash expenditures in respect of Hedging Obligations during such Fiscal Year to the extent not deducted in arriving at such Consolidated Net Income,

(m) any fees, expenses or charges incurred during such period (including the applicable Transaction Expenses), or any amortization thereof for such period, in connection with any acquisition, investment, disposition, incurrence or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument, in each case, to the extent permitted hereunder, (including any amendment or other modification of this Agreement, the other Loan Documents and related documents) and including, in each case, any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, and

(n) at the option of the Borrower, any amounts in respect of investments (including Permitted Acquisitions, Investments constituting Permitted Investments and Investments made pursuant to Section 7.05) and Restricted Payments (including related earnouts and similar payments) which could have been deducted pursuant to clauses (g) or (h) above if made in such period or, at the option of the Borrower, made prior to the date the Borrower is required to make a payment of Excess Cash Flow in respect of such period, but which are made after the end of such period and prior to the date upon which a mandatory prepayment for such period would be required under Section 2.05(2)(a) (which amounts shall not affect the calculation of Excess Cash Flow in any future period).

“Excess Cash Flow Period” means each Fiscal Year, commencing with the Fiscal Year ending on December 31, 2026.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

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“Excluded Accounts” means any Deposit Account of any Loan Party (and all cash, Cash Equivalents and other securities or investments credited thereto or deposited therein):

(1) that does not have an individual daily balance in excess of $1,000,000, or in the aggregate with each other account described in this clause (1), in excess of $5,000,000;

(2) that is a zero balance account;

(3) that is a Trust Account or otherwise maintains Excluded Funds;

(4) any Deposit Account that constitutes a disbursement account of the Borrower or any Loan Party the balance of which consists solely of proceeds of Indebtedness, including the proceeds of the Loans or

(5) to the extent that it is cash collateral for letters of credit.

“Excluded Assets” means:

(i) (x) any fee-owned real property that does not constitute Material Real Property, (y) any portion of fee-owned real property that contains improvements located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area” and (z) all real property leasehold interests;

(ii) pledges and security interests prohibited by (x) any applicable law, rule or regulation (including any legally effective requirement to obtain the consent of any Governmental Authority) or (y) any contract or would require any consent, approval, license or other authorization of any third party (other than Borrower or its Subsidiaries) (provided that such requirement existed on the Effective Date or at the time of the acquisition of such asset, as applicable, and, other than with respect to permitted factoring arrangements and similar arrangements, was not incurred in contemplation thereof (provided that the applicable Loan Party shall use commercially reasonable efforts to overcome such obstacle to the extent that that can be done at reasonable cost (and, for the avoidance of doubt, without incurring material cost) and without any adverse impact on relationships with third-parties)), other than to the extent such prohibition or restriction is ineffective under the UCC and other applicable Law;

(iii) any governmental licenses, permits or state, provincial, territorial or local franchises, charters or authorizations, to the extent a security interest in any such licenses, permits, franchise, charter or authorization would be prohibited or restricted thereby (including any legally effective prohibition or restriction);

(iv) to the extent prohibited by, or creating an enforceable right of termination in favor of any other party thereto (other than the Borrower or any Subsidiary of the Borrower), under the terms of any applicable Organizational

46

Documents, joint venture agreement or shareholders’ agreement (provided that any such prohibition or enforceable right is in existence as of the Closing Date or at the time of formation or acquisition thereof so long as such prohibition or enforceable right is not created in contemplation of creating an Excluded Asset), equity interests in any person other than directly or indirectly owned Subsidiaries;

(v) Excluded Accounts;

(vi) any (A) lease, license or other agreements, or (B) any property subject to a purchase money security interest, Capitalized Lease Obligation or similar arrangement, in each case, with respect to all such property subject to a purchase money security interest, Capitalized Lease Obligation or similar arrangements to the extent that, in the case of clauses (A) or (B), a pledge thereof or a security interest therein would violate or invalidate such lease, license or agreement, purchase money, Capitalized Lease Obligations or similar arrangement, or create a right of termination in favor of any other party thereto (other than any Loan Party) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other similar applicable law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other similar applicable Law notwithstanding such prohibition;

(vii) personal property to the extent a pledge thereof or a security interest therein would result in a material adverse tax consequence to the Borrower or its Subsidiaries as reasonably determined by the Borrower (in consultation with the Administrative Agent);

(viii) personal property for which the Required Lenders and the Borrower have determined in their reasonable judgment and agree in writing that the cost of creating or perfecting such pledges or security interests therein would be excessive in view of the benefits to be obtained by the Secured Parties therefrom;

(ix) any intent-to-use trademark application in the United States prior to the filing and acceptance of a “Statement of Use” or “Amendment to Allege Use” with respect thereto with the United States Patent and Trademark Office (as applicable);

(x) Excluded Equity;

(xi) Receivables Assets;

(xii) motor vehicles and other goods subject to certificates of title to the extent a Lien thereon cannot be perfected solely by the filing of a UCC financing statement (or equivalent form); and

(xiii) with respect to any Collateral Document to which any Loan Party (other than a Domestic Subsidiary) is a party, the “Excluded Assets” as

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defined in such Collateral Document consistent with the Agreed Security Principles.

For purposes of this definition, “personal property” means goods, investment property, instruments, documents of title, chattel paper, intangibles and money, each as defined in the Uniform Commercial Code.

“Excluded Contribution” means net cash proceeds or the fair market value of marketable securities or the fair market value of Qualified Proceeds received by the Borrower after the Closing Date from:

(1) contributions to its common equity capital;

(2) dividends, distributions, fees and other payments from any joint ventures that are not Subsidiaries; and

(3) the sale (other than to a Subsidiary of the Borrower or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Borrower) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Borrower;

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate at the time of receipt by the Borrower thereof.

“Excluded Equity” means Equity Interests:

(i) of any Subsidiary that is not a Material Subsidiary;

(ii) of any Subsidiary acquired pursuant to a Permitted Acquisition if such Equity Interests are pledged and/or mortgaged as security for any assumed Indebtedness permitted under Section 7.02(b)(14) and if and for so long as the terms of such Indebtedness prohibit the creation of any other Lien on such Equity Interests;

(iii) Margin Stock;

(iv) of any Subsidiary with respect to which the Administrative Agent and the Borrower have determined in their reasonable judgment and agreed in writing that the costs of providing a pledge of such Equity Interests or perfection thereof is excessive in view of the benefits to be obtained by the Secured Parties therefrom;

(v) of any Receivables Subsidiary used for a Permitted Receivables Facility;

(vi) to the extent prohibited by, or creating an enforceable right of termination in favor of any other party thereto (other than the Borrower or any Subsidiary of the Borrower), under the terms of any applicable Organizational

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Documents, joint venture agreement or shareholders’ agreement, equity interests in any person other than wholly-owned Subsidiaries; and

(vii) of any Subsidiary outside the United States the pledge of which is prohibited by applicable Laws or which would reasonably be expected to result in a violation or breach of, or conflict with, fiduciary duties of such Subsidiary’s officers, directors or managers.

“Excluded Funds” means all amounts (i) solely for the purpose of payroll, employee wages and benefits and payment of taxes and (ii) solely for the purpose of trust related activities.

“Excluded Proceeds” means, with respect to any Asset Sale or Casualty Event, the sum of (a) any Net Proceeds therefrom that constitute Declined Proceeds and (b) any Net Proceeds therefrom that the Required Facility Lenders agree to exclude from the requirement to be applied to prepay the applicable Term Loans pursuant to Section 2.05(2)(b).

“Excluded Subsidiaries” means all of the following and “Excluded Subsidiary” means any of them:

(1) any Subsidiary that is not a Material Subsidiary or is not required to become a Loan Party to satisfy the Guarantor Coverage Requirement;

(2) any Subsidiary (including any regulated entity that is subject to net worth or net capital or similar capital and surplus restrictions) that is prohibited or restricted by applicable Law, accounting policies or by Contractual Obligation existing on the Closing Date (or, with respect to any Subsidiary acquired by the Borrower or a Subsidiary after the Closing Date (and so long as such Contractual Obligation was not incurred in contemplation of such acquisition), on the date such Subsidiary is so acquired) from providing a Guaranty, or if such Guaranty would require governmental (including regulatory) or third party (other than a Loan Party) consent, approval, license or authorization, unless such consent, approval, license or authorization has been received, or is received after commercially reasonable efforts to obtain the same, which efforts may be requested by the Administrative Agent;

(3) any Receivables Subsidiary used for a Permitted Receivables Facility;

(4) any non-wholly-owned Subsidiary; provided that no Subsidiary shall qualify as an Excluded Subsidiary under this clause (4) if (x) it is or becomes a non-wholly owned Subsidiary as a result of a sale, conveyance, transfer or other Disposition of any of the Equity Interests of such Subsidiary (a) to an Affiliate of the Borrower, (b) that is entered into primarily in contemplation of such Subsidiary’s ceasing to constitute a Loan Party and (c) that is not made for fair market value and a bona fide business purpose or (y) an Event of Default has occurred and is continuing;

(5) [reserved];

(6) any Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent and the Borrower, the burden or cost (including any material adverse

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tax consequences) of providing the Guaranty is excessive in relation to the benefits to be obtained by the Secured Parties therefrom;

(7) any special purpose entity formed for the primary purpose to hold a leasehold interest in real property that is subject to a Sale-Leaseback Transaction and that has no other activities other than those incidental to holding such leasehold interest;

(8) [reserved]; and

(9) any Subsidiary acquired pursuant to a Permitted Acquisition or similar Investment financed at the time of such Permitted Acquisition or similar Investment with secured Indebtedness incurred under Section 7.02(b)(14) and assumed indebtedness (not incurred in contemplation of such Permitted Acquisition or similar Investment) and any Subsidiary thereof that Guarantees such secured Indebtedness, in each case, to the extent, and so long as, such secured Indebtedness prohibits any such Subsidiary from becoming a Guarantor.

Notwithstanding the foregoing, the Borrower may elect, in its sole discretion, to cause any Subsidiary that qualifies as an Excluded Subsidiary to become a Subsidiary Guarantor (including in order to comply with the Guarantor Coverage Requirement) and thereafter such Subsidiary shall not constitute an “Excluded Subsidiary” (any such Subsidiary that becomes a Subsidiary Guarantor, a “Discretionary Guarantor”) unless and until Borrower elects, in its sole discretion, to designate such Subsidiary as an Excluded Subsidiary (at which time, such Subsidiary shall cease to be a Discretionary Guarantor); provided that the Borrower shall be in pro forma compliance with the Guarantor Coverage Requirement at such time of designation of such Subsidiary as an Excluded Subsidiary .

“Excluded Taxes” means, with respect to each Agent and each Lender,

(1) any Taxes on such Agent or Lender’s net income or profits (however denominated) or franchise Taxes, in each case, imposed by a jurisdiction as a result of such Agent or Lender being organized under the Laws of, or having its principal office or applicable Lending Office located in, such jurisdiction (or any political subdivision thereof) or that are Other Connection Taxes;

(2) any branch profits Taxes or similar Taxes imposed by any jurisdiction described in clause (1);

(3) any U.S. federal withholding Tax to the extent imposed on amounts payable to or for the account of such Lender under a law, rule, regulation or treaty in effect at the time such Lender (i) acquires such interest in the Loan or Obligation other than pursuant to an assignment request by the Borrower under Section 3.07, or (ii) or designates a new lending office, except (in each case) to the extent that such Lender (or its assignor, if any) was entitled, immediately prior to the designation of a new lending office (or assignment), to receive additional amounts or indemnity payments with respect to such withholding Tax pursuant to Section 3.01;

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(4) any withholding Taxes attributable to a Lender’s failure to comply with Section 3.01(3);

(5) any U.S. federal withholding Tax imposed under FATCA; and

(6) any Taxes imposed by Luxembourg pursuant to the amended Luxembourg law dated December 23, 2005, introducing a withholding tax on certain interest payments made to or for the ultimate benefit of Luxembourg tax resident individuals.

“Executive Order” has the meaning specified in Section 5.17.

“Existing Credit Agreement” has the meaning specified in Amendment No. 2.

“Existing Equipment Financings” means the equipment financings set forth on Schedule 7.02 under the heading “Equipment Financings” (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders).

“Existing Mortgage” means the general bond in the original amount of Icelandic Krona 8,310,000,000, dated as of November 16, 2022, issued by Fasteignafélagið Sæmundur hf., reg. no. 591213-1130 to Landsbankinn hf., reg no. 471008-0280, with respect to the Iceland Manufacturing Facility; provided that, notwithstanding anything to the contrary in this Agreement or in any other Loan Document, any Indebtedness secured by the Existing Mortgage shall not exceed an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof, of $50,000,000 at any time.

“Expected Cure ~~Deadline~~Amount” has the meaning specified in Section 8.04(2).

“Extended Commitments” means the Term Loan Commitments held by an Extending Lender.

“Extended Loans” means the Term Loans made pursuant to Extended Commitments.

“Extending Lender” means each Lender accepting an Extension Offer.

“Extension” has the meaning specified in Section 2.16(1).

“Extension Amendment” has the meaning specified in Section 2.16(2).

“Extension Offer” has the meaning specified in Section 2.16(1).

“Facilities” means the Closing Date Term Loans, the 2025 Incremental Term Loans, the Second Out Term Loans, any Incremental Term Loans or any Extended Loans, as the context may require, and “Facility” means any of them.

“Factoring Facility” means the factoring facility pursuant to that certain qualified receivable financing agreement, dated as of December 14, 2023, by and between the Borrower and Landsbankinn hf.

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“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Borrower in good faith.

“FATCA” means Sections 1471 through 1474 of the Code as in effect on the Effective Date or any amended or successor version thereof that is substantively comparable and not materially more onerous to comply with (and, in each case, any current or future regulations promulgated thereunder or official interpretations thereof), and any agreements entered into pursuant to Section 1471(b)(1) of the Code, and any intergovernmental agreements, treaty or convention among Governmental Authorities (together with any fiscal or regulatory legislation, rules or practices, or law implementing such agreements).

~~“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.~~

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) of three major banks of recognized standing, as determined by the Administrative Agent.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Financial Incurrence Test” has the meaning specified in Section 1.07(11).

“Financial Officer” means, with respect to a Person, the chief financial officer, accounting officer, treasurer, controller or other senior financial or accounting officer of such Person, as appropriate.

“First Lien Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated First Lien Debt outstanding as of the last day of such Test Period, minus the Unrestricted Cash Amount on such last day of such Test Period to (b) Adjusted EBITDA of the Borrower and its Subsidiaries for such Test Period, in each case calculated on a pro forma basis with such pro forma adjustments as are appropriate and consistent with Section 1.07.

“Fiscal Quarter” means a fiscal quarter of the Borrower and its Subsidiaries in any Fiscal Year.

“Fiscal Year” means a fiscal year of the Borrower and its Subsidiaries.

“Fixed Amounts” has the meaning specified in Section 1.07(9).

“Flood Insurance Laws” means, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (iii) the National Flood

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Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto and (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto.

“Flood Insurance Requirements” has the meaning specified in Section 6.11(2).

“floor” means, with respect to any reference rate of interest, any fixed minimum amount specified for such rate.

“Floor” means the rate per annum of interest equal to 0.75%.

“Foreign Asset Sale” has the meaning specified in Section 2.05(2)(h).

“Foreign Casualty Event” has the meaning specified in Section 2.05(2)(h).

“Foreign Legal Reservations” means:

(a) the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court and principles of good faith and fair dealing;

(b) the application of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c) the existence of timing limitations with respect to the bringing of claims under applicable limitation laws and the defenses of acquiescence, set-off or counterclaim and the possibility that an undertaking to assume liability for, or to indemnify a Person against, non-payment of stamp duty may be void;

(d) the principle that in certain jurisdictions and under certain circumstances a Lien granted by way of fixed charge may be re-characterized as a floating charge or that security purported to be constituted as an assignment may be re-characterized as a charge;

(e) the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(f) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(g) the principle that the creation or purported creation of collateral over any claim, other right, contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach of the contract or agreement (or contract or agreement relating to or governing the claim or other right) over which security has purportedly been created;

(h) the principle that a court may not give effect to any parallel debt provisions, covenants to pay or other similar provisions;

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(i) the principle that certain remedies in relation to regulated entities may require further approval from government or regulatory bodies or pursuant to agreements with such bodies;

(j) the principles of private and procedural laws which affect the enforcement of a foreign court judgment;

(k) similar principles, rights and defenses under the laws of any relevant jurisdiction; and

(l) any other matters which are set out as qualifications or reservations as to matters of law of general application in the legal opinions required to be delivered pursuant to this Agreement or any other Loan Document.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Plan” means any material employee defined-benefit plan, program or agreement maintained or contributed to by, or entered into with, any Loan Party with respect to employees employed outside the United States (other than benefit plans, programs or agreements that are mandated by applicable Laws).

“Foreign Subsidiary” means any direct or indirect Subsidiary of the Borrower that is not a Domestic Subsidiary.

“Free and Clear Incremental Amount” has the meaning specified in Section 2.14(4)(c).

“Fund” means any Person (other than a natural person) that is primarily engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Debt” means all Indebtedness of the Borrower and its Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Loans.

“GAAP” means generally accepted accounting principles in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time.

“GAAP Election” has the meaning specified in Section 1.03.

“GLAS” has the meaning specified in the introductory paragraph to this Agreement.

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“GLAS Americas” has the meaning specified in the introductory paragraph to this Agreement.

“GLAS USA” has the meaning specified in the introductory paragraph to this Agreement.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, provincial, territorial, municipal or local, and any agency, governmental department, commission, board, bureau, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency).

“Granting Lender” has the meaning specified in Section 10.07(g).

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business or consistent with industry practice), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

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“Guarantor” has the meaning specified in clause (2) of the definition of “Collateral and Guarantee Requirement”.

“Guarantor Coverage Requirement” means requirements set forth in Section 6.18.

“Guaranty” means (a) the Guarantee of the Obligations by the Guarantors substantially in the form of Exhibit E, (b) each other Guarantee and Guarantee supplement delivered pursuant to Section 6.11 and (c) each other Guarantee and Guarantee supplement delivered by any Parent Company or Subsidiary pursuant to the second sentence of the definition of “Guarantor”.

“Hazardous Materials” means all explosive or radioactive materials, substances or wastes, and all other hazardous or toxic materials, substances or wastes, pollutants, contaminants and chemicals, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, toxic mold or radon gas, to the extent any of the foregoing are regulated pursuant to, or form the basis for liability under, any Environmental Law.

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedging Obligations” means, with respect to any Loan Party, the obligations of such Person under any Hedge Agreement. For the avoidance of doubt, any Permitted Convertible Indebtedness Call Transaction will not constitute Hedging Obligations.

“Iceland Manufacturing Facility” means the facility and real property located at Saemundargata 15-19, 102 Reykjavik, Iceland and owned by Fasteignafelagid Saemundur hf.

“Identified Participating Lenders” has the meaning specified in Section 2.05(1)(e)(C)(3).

“Identified Qualifying Lenders” has the meaning specified in Section 2.05(1)(e)(D)(3).

“IFRS” means international financial reporting standards and interpretations issued by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public

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Accountants or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including, in each case, adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incremental Amendment” has the meaning specified in Section 2.14(6).

“Incremental Amounts” means (a) any accrued and unpaid interest, dividends or liquidation preference on the associated Indebtedness being Refinanced and (b) the amount of any tender premium or penalty or premium required to be paid under the terms of the instrument or documents governing such associated Indebtedness being Refinanced and any defeasance costs and any fees and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with the issuance of such new Indebtedness or the extension, replacement, refunding, refinancing, renewal or defeasance of such associated refinanced Indebtedness (and with respect to associated Indebtedness under Designated Revolving Commitments, including an amount equal to any unutilized Designated Revolving Commitments being refinanced, extended, replaced, refunded, renewed or defeased to the extent permanently terminated at the time of incurrence of such new refinancing Indebtedness or Liens).

“Incremental Commitments” has the meaning specified in Section 2.14(1).

“Incremental Facility Closing Date” has the meaning specified in Section 2.14(4).

“Incremental Lenders” has the meaning specified in Section 2.14(3).

“Incremental Loan” has the meaning specified in Section 2.14(2).

“Incremental Loan Request” has the meaning specified in Section 2.14(1).

“Incremental Term Commitments” has the meaning specified in Section 2.14(1).

“Incremental Term Lender” has the meaning specified in Section 2.14(3).

“Incremental Term Loan” has the meaning specified in Section 2.14(2).

“Incurrence Based Amounts” has the meaning specified in Section 1.07(9).

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

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(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or consistent with industry practice, (ii) any Earnout (other than to the extent such obligation is required to be reflected as a liability on the balance sheet (excluding any footnotes thereto) of such Person in accordance with IFRS and such obligation is not paid within 30 days of becoming due and payable) and (iii) accruals for payroll and other liabilities accrued in the ordinary course of business;

(d) representing the net obligations under any Hedging Obligations; or

(e) in respect of Disqualified Stock;

if and to the extent that any of the foregoing Indebtedness (other than obligations in respect of letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; provided that Indebtedness of any Parent Company appearing upon the balance sheet of the Borrower solely by reason of push-down accounting under IFRS will be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business or consistent with industry practice; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of such Indebtedness will be the lesser of (i) the fair market value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other Person;

provided that, notwithstanding the foregoing, Indebtedness will be deemed not to include:

(i) Guarantees of obligations not constituting Indebtedness described herein incurred in the ordinary course of business or consistent with industry practice;

(ii) reimbursement obligations under letters of credit or bankers’ acceptances (provided that unreimbursed amounts under letters of credit or

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bankers’ acceptances will be counted as Indebtedness three (3) Business Days after such amount is drawn);

(iii) obligations under a straight-line or operating lease;

(iv) accrued expenses;

(v) deferred or prepaid revenues; and

(vi) asset retirement obligations and obligations in respect of reclamation and workers compensation (including pensions and retiree medical care);

provided, further, that Indebtedness will be calculated without giving effect to the effects of IFRS 9 — Financial Instruments and IAS 32 — Financial Instruments, and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnitees” has the meaning specified in Section 10.05.

“Information” has the meaning specified in Section 10.09.

“Intellectual Property” has the meaning specified in the Security Agreement.

“Intellectual Property Security Agreement” has the meaning specified in the Security Agreement.

“Intercompany Subordination Agreement” means an Intercompany Subordination Agreement, substantially in the form of Exhibit Q, executed by the Borrower and each Subsidiary that is party thereto.

“Interest Payment Date” means (a) as to any Loan of any Class other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the applicable Maturity Date of the Loans of such Class; provided that if any Interest Period for a SOFR Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan of any Class, the last Business Day of each Fiscal Quarter and the applicable Maturity Date of the Loans of such Class.

“Interest Period” means, as to each SOFR Loan, the period commencing on the date such SOFR Loan is disbursed or converted to or continued as a SOFR Loan and ending on the date one, three or six months thereafter, or to the extent consented to by the Administrative Agent and each applicable Lender, twelve months (or such period of less than one month as may be consented to by the Administrative Agent and each applicable Lender), as selected by the Borrower in its Committed Loan Notice; provided that:

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(1) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(2) any Interest Period (other than an Interest Period having a duration of less than one month) that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period;

(3) no Interest Period shall extend beyond the applicable Maturity Date for the Class of Loans of which such SOFR Loan is a part;

(4) no tenor that has been removed from this definition pursuant to Section 3.03(e) shall be available for specification in a Committed Loan Notice; and

(5) the first Interest Period shall be as set forth in the Committed Loan Notice.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency selected by the Borrower.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or debt instruments constituting loans or advances among the Borrower and its Subsidiaries;

(3) investments in any fund that invests all or substantially all of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees thereof), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, members of management, manufacturers and consultants, in each case arising in the ordinary course of business or consistent with industry practice), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person or acquisitions of all or substantially all of the assets of such other Person (or of any division or

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business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS.

The amount of any Investment outstanding at any time will be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, or repayment or other amount received in cash by the Borrower or a Subsidiary in respect of such Investment.

“IP Rights” has the meaning specified in Section 5.15.

“Judgment Currency” has the meaning specified in Section 10.25.

“Junior Lien Debt” means any Indebtedness for borrowed money of the Borrower or any of its Subsidiaries that is secured, in whole or in part, by Liens that are junior or subordinated to the Liens securing the Obligations.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Incremental Loan or any Extended Loan, in each case as extended in accordance with this Agreement from time to time.

“Laws” or “laws” means, collectively, all international, foreign, federal, provincial, territorial, state and local laws (including common law), statutes, treaties, rules, legally enforceable guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities and executive orders, including the legally binding interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCT Election” has the meaning specified in Section 1.07(11).

“LCT Test Date” has the meaning specified in Section 1.07(11).

~~“Lease” means any agreement, whether written or oral, no matter how styled or structured, pursuant to which a Loan Party is entitled to the use or occupancy of any real property for any period of time.~~

“Legal Holiday” means Saturday, Sunday or a day on which commercial banking institutions are not required to be open in the State of New York, Luxembourg or Iceland or at the place of payment.

“Lender” has the meaning specified in the introductory paragraph to this Agreement and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a “Lender.” For the avoidance of doubt, each Additional Lender is a Lender to the extent any such Person has executed and delivered an Incremental Amendment and to the extent such Incremental Amendment shall have become effective in accordance with the terms hereof and thereof, and each Extending Lender shall continue to be a Lender. As of the Effective Date, Schedule 2.01 sets forth the name of each Lender.

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“Lender Indemnitees” has the meaning specified in Section 10.05.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent in writing.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, assignment, deposit arrangement, charge, preference, priority, security interest or encumbrance or preferential arrangement of any kind in respect of such asset, and any other arrangement having the effect of providing security, whether or not filed, recorded or otherwise perfected under applicable law, including, any conditional sale agreement, capital lease, title retention agreement or consignment agreement, any option or other agreement to sell or give a security interest, any netting arrangement, defeasance agreement or reciprocal fee arrangement, and any authorized filing of or agreement to give any financing statement (or equivalent form) under the UCC (or equivalent statutes) of any jurisdiction; provided that in no event will an operating lease be deemed to constitute a Lien.

“Limited Condition Transaction” means any Permitted Acquisition or other similar Investment, disposition or similar transaction (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise) permitted hereunder by the Borrower or one or more of its Subsidiaries, in each case that is not conditioned on the availability of or obtaining of any third party financing.

“Limited Originator Recourse” means a letter of credit, cash collateral account or other credit enhancement provided by a Loan Party or a Subsidiary in connection with a Permitted Receivables Facility to the extent required to satisfy Standard Securitization Undertakings.

“Liquidity” means, at any time, the sum of (a) the Unrestricted Cash Amount at such time plus (b) the amount of any unused and available commitments under any revolving credit facility of the Borrower and its Subsidiaries at such time.

“Liquidity Covenant” has the meaning specified in Section 7.10.

“Loan” means an extension of credit under Article II or Amendment No. 2.

“Loan Documents” means, collectively, (a) this Agreement, (b) Amendment No. 1, (c) Amendment No. 2, (d) the Term Notes, (~~c~~e) any amendments thereto, including any Incremental Amendment and any Extension Amendment, (~~d~~f) the Guaranty, (~~e~~g) the Collateral Documents, (~~f~~h) the Applicable Intercreditor Agreements, (~~g~~i) the Closing Payment Letter ~~and~~, (~~h~~j) the Agency Fee Letter and (k) the Amendment No. 2 Closing Payment Letter.

“Loan Parties” means, collectively, the Borrower and each Subsidiary Guarantor.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Make-Whole Premium” means, with respect to any ~~repayment or prepayment (including following acceleration) of all or any portion of the~~ Closing Date Term Loans ~~at any time on or~~and/or 2025 Incremental Term Loans to be prepaid, repaid, refinanced, substituted, replaced or

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accelerated on any date on or after the Amendment No. 2 Effective Date but prior to the first anniversary of the ~~Closing Date, the excess of (i) the sum of the present value of (A) [***]% of the outstanding principal amount of the Closing Date Term Loans being repaid or prepaid as of such date of repayment or prepayment, plus (B) all required interest payments due with respect to such Closing Date Term Loans from the date of repayment or prepayment through and including the first anniversary of the Closing Date (assuming the PIK Interest Election has been made for the entirety of such period), which~~ Amendment No. 2 Effective Date: (a) the present value as of such prepayment, repayment, refinancing, substitution, replacement or acceleration date of (i) the remaining payments of interest on such Closing Date Term Loans and/or 2025 Incremental Term Loans from such date of prepayment, repayment, refinancing, substitution, replacement or acceleration through the first anniversary of Amendment No. 2 Effective Date (assuming that there would be payment of interest made (and required to be made) on the first anniversary of the Amendment No. 2 Effective Date and assuming that for such period such Closing Date Term Loans and/or 2025 Incremental Term Loans will bear interest based on Term SOFR in effect for three-month Interest Periods as of the date of the applicable notice of such prepayment, repayment, refinancing, substitution, replacement or acceleration (it being understood that, for the avoidance of doubt, that this clause (i) shall be subject to the Floor) and utilizing the Applicable Rate as in effect on and as of the date of the applicable prepayment or repayment notice) plus (ii) [***]% of the aggregate principal amount of such Closing Date Term Loans and/or 2025 Incremental Term Loans being prepaid, repaid, refinanced, substituted, replaced or accelerated, with such present value ~~shall be~~being computed using ~~a~~an annual discount rate (applied quarterly) equal to the applicable Treasury Rate with respect to such date of prepayment, repayment, refinancing, substitution, replacement or acceleration plus ~~fifty (~~50~~)~~  basis points, over (~~ii~~b) the principal amount of such Closing Date Term Loans and/or 2025 Incremental Term Loans being ~~repaid or~~ prepaid, repaid, refinanced, substituted, replaced or accelerated; provided that~~,~~  in no event shall ~~the~~than Make-Whole Premium be less than ~~zero~~[***]% of the aggregate principal amount of such Closing Date Term Loans and/or 2025 Incremental Term Loans being prepaid, repaid, refinanced, substituted, replaced or accelerated.

“Management Services Agreement” means that certain Service Agreement, dated as of April 11, 2022, between Alvotech Holdings S.A., public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B229193, and Alvogen Lux Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B149045, as in effect on and as of the Effective Date.

“Margin Stock” has the meaning specified in Regulation U of the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Master Agreement” has the meaning specified in the definition of “Hedge Agreement”.

“Material Adverse Effect” means, a circumstance or condition that would materially and adversely affect (a) the business, operations or financial condition of the Borrower and its

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Subsidiaries, taken as a whole, (b) the ability of the Loan Parties (taken as a whole) to perform their payment obligations under the Loan Documents to which it is a party or (c) the rights and remedies of the Lenders, the Collateral Agent and the Administrative Agent under the Loan Documents.

“Material Contract” means any written contract or agreement with any Person to which the Borrower or any of its Subsidiaries is a party from time to time that is material, individually or in the aggregate, to the operation of the business of the Borrower and its Subsidiaries, taken as a whole.

“Material Intellectual Property” means any Intellectual Property owned by the Borrower or any Subsidiary that is material, individually or in the aggregate, to the operation of the business of the Borrower and its Subsidiaries, taken as a whole.

“Material Real Property” means any fee-owned real property owned by any Loan Party, having a fair market value in excess of $5,000,000 at the time of acquisition or as of the date of substantial completion of any material improvement thereon or new construction thereof; provided that for the avoidance of doubt, Material Real Property will not include any Excluded Assets.

“Material Subsidiary” means, as of the Closing Date and thereafter at any date of determination, each Subsidiary (a) whose Total Assets at the last day of the most recent Test Period (when taken together with the Total Assets of the Subsidiaries of such Subsidiary at the last day of the most recent Test Period) were equal to or greater than 5.0% of Total Assets of the Borrower and its Subsidiaries at such date or (b) whose Adjusted EBITDA at the last day of the most recent Test Period (when taken together with the Adjusted EBITDA of the Subsidiaries of such Subsidiary at the last day of the most recent Test Period) were equal to or greater than 5.0% of Adjusted EBITDA of the Borrower and its Subsidiaries at such date or (c) whose gross revenues for such Test Period (when taken together with the gross revenues of the Subsidiaries of such Subsidiary for such Test Period) were equal to or greater than 5.0% of the consolidated gross revenues of the Borrower and its Subsidiaries for such Test Period, in each case determined in accordance with IFRS; provided that if at any time and from time to time Subsidiaries that are not Material Subsidiaries solely because they do not meet the thresholds set forth in the preceding clause (a), (b) or (c) comprise in the aggregate more than (when taken together with the Total Assets of the Subsidiaries of such Subsidiaries at the last day of the most recent Test Period) 10.0% of Total Assets of the Borrower and its Subsidiaries as of the end of the most recently ended Test Period or more than (when taken together with the Adjusted EBITDA of the Subsidiaries of such Subsidiaries at the last day of the most recent Test Period) 10.0% of Adjusted EBITDA of the Borrower and its Subsidiaries as of the end of the most recently ended Test Period or more than (when taken together with the gross revenues of the Subsidiaries of such Subsidiaries for such Test Period) 10.0% of the consolidated gross revenues of the Borrower and its Subsidiaries for such Test Period, then the Borrower shall, not later than 90 days after the date by which financial statements for such Test Period were required to be delivered pursuant to this Agreement (or such longer period as the Administrative Agent, acting at the direction of the Required Lenders, may agree), (i) designate in writing to the Administrative Agent one or more of such Subsidiaries as “Material Subsidiaries” to the extent required such that the foregoing condition ceases to be true and (ii) comply with the provisions of Section 6.11 with respect to any such Subsidiaries.

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“Maturity Date” means (i) with respect to the Closing Date Term Loans ~~and~~, the Second Out Term Loans and the 2025 Incremental Term Loans, in each case that have not been extended pursuant to Section 2.16, the fifth anniversary of the Closing Date (the “Original Term Loan Maturity Date”), (ii) with respect to any tranche of Extended Loans, the final maturity date as specified in the applicable Extension Amendment and (iii) with respect to any Incremental Loans, the final maturity date as specified in the applicable Incremental Amendment; provided that in each case, if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately succeeding such day.

“Maximum Rate” has the meaning specified in Section 10.11.

“MFN Provision” has the meaning specified in Section 2.14(5)(c).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgage Policies” has the meaning specified in Section 6.11(2)(b)(ii).

“Mortgaged Properties” has the meaning specified in paragraph (5) of the definition of “Collateral and Guarantee Requirement.”

“Mortgages” means collectively, the deeds of trust, trust deeds, debentures, charges, deeds to secure debt and mortgages made by the Loan Parties in favor or for the benefit of the Collateral Agent for the benefit of the Secured Parties in form and substance reasonably satisfactory to the Collateral Agent, including such modifications as may be required by local laws, pursuant to Section 6.13 and any other deeds of trust, trust deeds, debentures, charges, deeds to secure debt or mortgages executed and delivered pursuant to Sections 6.11.

“Multiemployer Plan” means any multiemployer plan as defined in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA, to which any Loan Party or any of their respective ERISA Affiliates makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions to the extent liability (including potential or contingent liability) of any Loan Party remains.

“Necessary Cure Amount” has the meaning specified in Section 8.04(2).

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means:

(1) with respect to any Asset Sale or any Casualty Event, the aggregate Cash Equivalent proceeds or other cash amounts received directly or indirectly by or on behalf of the Borrower or any Subsidiary in respect of such Asset Sale or Casualty Event, including any Cash Equivalents received upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale, net of the costs relating to such Asset Sale or Casualty Event and the sale or disposition of such Designated Non-Cash

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Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, brokerage and sales commissions, all dividends, distributions or other payments required to be made to minority interest holders in Subsidiaries as a result of any such Asset Sale or Casualty Event by a Subsidiary, the amount of any purchase price or similar adjustment claimed by any Person to be owed by the Borrower or any Subsidiary, until such time as such claim will have been settled or otherwise finally resolved, or paid or payable by the Borrower or any Subsidiary, in either case in respect of such Asset Sale or Casualty Event, any relocation expenses incurred as a result thereof, costs and expenses in connection with unwinding any Hedging Obligation in connection therewith, other fees and expenses, including title and recordation expenses, taxes paid or payable by the Borrower or a Subsidiary as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under this Agreement, amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness (other than Subordinated Indebtedness) or amounts required to be applied to the repayments of Indebtedness secured by a Lien on such assets and required (other than required by Section 2.05(2)(b)) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Borrower or any Subsidiary as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Borrower or any Subsidiary after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that, no net cash proceeds calculated in accordance with the foregoing realized in a single transaction or series of related transactions shall constitute Net Proceeds unless such net cash proceeds shall exceed $10,000,000; and

(2) (a) with respect to the incurrence or issuance of any Indebtedness by the Borrower or any Subsidiary or any Permitted Equity Issuance by the Borrower or any Parent Company, the excess, if any, of (i) the sum of the cash and Cash Equivalents received in connection with such incurrence or issuance over (ii) all taxes paid or reasonably estimated to be payable, and all fees (including investment banking fees, attorneys’ fees, accountants’ fees, underwriting fees and discounts), commissions, costs and other out-of-pocket expenses and other customary expenses incurred, in each case by the Borrower or such Subsidiary in connection with such incurrence or issuance and (b) with respect to any Permitted Equity Issuance by any Parent Company, the amount of cash from such Permitted Equity Issuance contributed to the capital of the Borrower.

“Non-Consenting Lender” has the meaning specified in Section 3.07.

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender.

“Non-Excluded Taxes” means (a) all Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Non-Extended Lender” has the meaning specified in Section 2.16.

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“Non-Loan Party” means any Subsidiary of the Borrower that is not a Loan Party.

“Non-Loan Party Cap” means, as of any date of determination, the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 15.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries, which amount shall be reduced by any Indebtedness of Non-Loan Parties outstanding as of such date and incurred pursuant to the Non-Loan Party Cap under Sections 7.02(a), 7.02(b)(12) or 7.02(b)(29).

“Not Otherwise Applied” means, with reference to any proceeds from any equity issuance or the amount of any contributions to the equity capital of the Borrower and its Subsidiaries, (1) that such amount was not previously applied pursuant to (or otherwise included in the calculation of), as applicable, clause (3), (4) or (5) of the Available Amount, Section 7.05(b)(3), 7.05(b)(4), 7.05(b)(14)(h)(ii) and (2) that such equity issuance is not Designated Preferred Stock, an Excluded Contribution or Refunding Capital Stock.

“Obligations” means all:

(1) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, including the obligation (including guarantee obligations) to pay principal, interest, reimbursement obligations, charges, expenses, fees, premium (including the Prepayment Premium ~~and Make-Whole Premium~~), Attorney Costs, indemnities and other amounts payable by any Loan Party under any Loan Document, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees and other amounts that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, and

(2) the Guaranty in respect of each of the foregoing.

“OFAC” means the U.S. Department of the Treasury, Office of Foreign Assets Control.

“Offered Amount” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Offered Discount” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Officer’s Certificate” means a certificate signed on behalf of a Person by a Responsible Officer of such Person.

“OID” means original issue discount.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Administrative Agent. Counsel may be an employee of or counsel to the Borrower.

“Organizational Documents” means:

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(1) with respect to any corporation, the certificate or articles of incorporation, amalgamation or continuance or memorandum of association (or other equivalent), as applicable, and the bylaws (or equivalent) or comparable constitutive documents with respect to any non-U.S. corporation;

(2) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and

(3) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Term Loan Maturity Date” has the meaning specified in the definition of “Maturity Date.”

“Other Connection Taxes” means, with respect to any of the Administrative Agent, the Collateral Agent or any Lender, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Lien under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” means any and all present or future stamp, court or documentary Taxes, intangible, recording, filing or similar Taxes arising from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except (i) any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.07) and (ii) any Luxembourg registration duties (droits d’enregistrement) due to a registration, submission or filing by a Lender of any Loan Document or documents in connection therewith when such registration, submission or filing is or was not required to evidence, prove, maintain, establish, compel, enforce, or otherwise assert the rights of that Lender under such Loan Document.

“Outstanding Amount” means on any date, the outstanding principal amount of any Term Loans after giving effect to any borrowings and prepayments or repayments of Term Loans, occurring on such date.

“Overnight Rate” means, for any day, with respect to any amount, the greater of (a) the Federal Funds Rate and (b) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Parent Company” means any Person so long as such Person directly or indirectly holds 100.0% of the total voting power of the Capital Stock of the Borrower, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or

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Section 14(d)(2) of the Exchange Act or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than the Sponsor), will have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 35.0% or more of the total voting power of the Voting Stock of such Person.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(e).

“Participating Lender” has the meaning specified in Section 2.05(1)(e)(C)(2).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Loan Party or any of their respective ERISA Affiliates or to which any Loan Party or any of their respective ERISA Affiliates contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time in the preceding five plan years, in each case, to the extent liability (including potential or contingent liability) of any Loan Party remains.

“Perfection Certificate” has the meaning specified in the Security Agreement.

“Permitted Acquisition” has the meaning specified in clause (3) of the definition of “Permitted Investments.”

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Borrower or any Subsidiary and another Person; provided that (i) any cash or Cash Equivalents received must be applied in accordance with Section 2.05(2)(b)(i) and (ii) the aggregate value (as determined by the Borrower in good faith) of all such Permitted Asset Swaps shall not exceed $10,000,000 in any Fiscal Year.

“Permitted Bond Hedge Transaction” means any call or capped call option (or substantively equivalent derivative transaction) on the Borrower’s common equity that is purchased by the Borrower in connection with the issuance of any Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by the Borrower from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by the Borrower from the Convertible Indebtedness issued in connection with such Permitted Bond Hedge Transaction.

“Permitted Convertible Indebtedness Call Transaction” means any Permitted Bond Hedge Transaction and any Permitted Warrant Transaction.

“Permitted Equity Issuance” means any sale or issuance of any Qualified Equity Interests of the Borrower or any Parent Company.

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“Permitted Existing Licenses” means the licenses existing on the Effective Date and set forth on Schedule 1.01(3), as such licenses may be amended, restated, supplemented or otherwise modified in a manner that is not adverse to the Lenders.

“Permitted Indebtedness” means Indebtedness permitted to be incurred in accordance with Section 7.02.

“Permitted Investments” means:

(1) any Investment (a) in any Loan Party, (b) by any Subsidiary that is a Non-Loan Party in any other Subsidiary that is a Non-Loan Party and (c) by any Loan Party in any Subsidiary that is a Non-Loan Party; provided that if any Loan Party makes such Investment in a Non-Loan Party, then the Borrower and its Subsidiaries shall be in pro forma compliance with the Guarantor Coverage Requirement at the time of the making of such Investment; provided, further, that any Investment in any Loan Party by a Subsidiary that is not a Loan Party made pursuant to this clause (1) in the form of Indebtedness shall be subordinated to the Obligations in right of payment pursuant to the Intercompany Subordination Agreement;

(2) any Investment(s) in Cash Equivalents or Investment Grade Securities and Investments that were Cash Equivalents or Investment Grade Securities when made;

(3) (a) any Investment by the Borrower or any Subsidiary in any Person (directly or through entities that will be Subsidiaries), if as a result of such Investment, including, for the avoidance of doubt, if such Investment is made for cash consideration, (i) such Person becomes a Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or a Subsidiary, together with any other Investments necessary to consummate the foregoing (a “Permitted Acquisition”); provided that:

(A) (i) Investments made by Loan Parties in Persons that do not become Loan Parties or in assets that are not owned by a Loan Party pursuant to a Permitted Acquisition permitted by this clause (3) shall be permitted without limitation; provided that following such Permitted Acquisition, the Borrower and its Subsidiaries shall be in pro forma compliance with the Guarantor Coverage Requirement at the time of the making of such Investment and (ii) Investments made by Subsidiaries that are not Loan Parties in Loan Parties in the form of Indebtedness shall be subordinated to the Obligations in right of payment pursuant to the Intercompany Subordination Agreement;

(B) (i) subject to Section 1.07(8), immediately before and after giving pro forma effect to any such Investment, no Event of Default under Sections 8.01(1) or 8.01(6) will have occurred and be continuing;

(ii) to the extent required by the Collateral and Guarantee Requirement, after giving effect to any such Permitted Acquisition, the Borrower shall be in compliance with the covenant set forth in Section 6.11;

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(iii) after giving effect to any such Permitted Acquisition, the Borrower shall be in compliance with the covenant set forth in Section 6.17;

(iv) immediately before and after giving pro forma effect to any such Investment, the Borrower shall be in compliance with the covenant set forth in Section 7.10 calculated on a pro forma basis; and

(v) for any acquisition (or series of related acquisitions), the following shall be delivered to the Administrative Agent (A) five (5) Business Days prior to the consummation of such acquisition (or such shorter period acceptable to the Administrative Agent acting at the direction of the Required Lenders) with regard to such transaction, in each case solely to the extent actually prepared or received by the Loan Parties, (1) pro forma financial projections (after giving effect to such acquisition) of the applicable target for the one year following the consummation of such transaction and (2) historical financial statements of the applicable target for the two Fiscal Years prior to such transaction (or, if such target has not been in existence for two years, for each year such target has existed); and (B) within five (5) Business Days following the signing of such agreement, a copy of the acquisition agreement for the proposed transaction.

(b) any Investment held by such Person that is acquired pursuant to such Permitted Acquisition; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, transfer or conveyance;

(4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made in accordance with Section 7.04 or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Effective Date or the Closing Date or made pursuant to binding commitments in effect on the Effective Date or the Closing Date, in each case in excess of $1,000,000 and set forth on Schedule 7.03 (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders), or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Effective Date or the Closing Date, as applicable; provided that the amount of any such Investment or binding commitment may be increased, extended, modified, replaced, reinvested or renewed, (a) as required by the terms of such Investment or binding commitment as in existence on the Effective Date or the Closing Date, as applicable (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted hereunder;

(6) any Investment acquired by the Borrower or any Subsidiary:

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(a) in exchange for any other Investment, accounts receivable or indorsements for collection or deposit held by the Borrower or any Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement of delinquent accounts and disputes with or judgments against, the issuer of such other Investment or accounts receivable (including any trade creditor or customer);

(b) in satisfaction of judgments against other Persons;

(c) as a result of a foreclosure by the Borrower or any Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(d) as a result of the settlement, compromise or resolution of (i) litigation, arbitration or other disputes or (ii) obligations of trade creditors or customers that were incurred in the ordinary course of business or consistent with industry practice of the Borrower or any Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations permitted under Section 7.02(b)(10);

(8) [reserved];

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Borrower or any Parent Company; provided that such Equity Interests will not increase the amount available for Restricted Payments or Investments made using the “Available Amount”;

(10) (a) guarantees of Indebtedness permitted under Section 7.02 or leases, contracts or other obligations that do not constitute Indebtedness and performance guarantees, in each case incurred in the ordinary course of business or consistent with industry practice, and (b) the creation of liens on the assets of the Borrower or any Subsidiary in compliance with Section 7.01;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 7.06(b)(3), (4), (7), (8), (10), (16), (19), (20) and (23);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or similar assets or the licensing, sublicensing or contribution of Proprietary Rights pursuant to joint marketing arrangements with other Persons; provided that any such licenses, sublicenses or contributions are on arm’s length terms with third parties in the ordinary course of business;

(13) Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted

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EBITDA Grower Trigger Date, 30.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value, but subject to adjustment as set forth in the definition of “Investment”); plus at the election of the Borrower, the amount of Restricted Payments then permitted to be made by the Borrower or any Subsidiary in reliance on Section 7.05(b)(11) (such increase shall result in a reduction in availability under Section 7.05(b)(11)); provided that immediately before and after giving pro forma effect to any such Investment, no Event of Default has occurred or is continuing; provided further that if any Investment pursuant to this clause (13) is made in any Person that is not a Subsidiary of the Borrower at the date of the making of such Investment and such Person becomes a Subsidiary after such date, such Investment will thereafter be deemed to have been made pursuant to clause (1) above (to the extent permitted thereunder) and will cease to have been made pursuant to this clause (13) for so long as such Person continues to be a Subsidiary;

(14) Investments in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Permitted Receivables Facility, including Investments of funds held in accounts permitted or required by the arrangements governing such Permitted Receivables Facility or any related Indebtedness;

(15) loans and advances to, or guarantees of Indebtedness of, officers, directors, employees, consultants and members of management on arm’s-length commercial terms in the ordinary course of business or consistent with past practice or consistent with industry practice not in excess of $10,000,000 outstanding at any one time;

(16) loans and advances to employees, directors, officers, members of management and consultants for business-related travel expenses, moving expenses, payroll advances and other similar expenses or payroll expenses, in each case incurred in the ordinary course of business or consistent with past practice or consistent with industry practice or to future, present and former employees, directors, officers, members of management and consultants (and their Controlled Investment Affiliates and Immediate Family Members) to fund such Person’s purchase of Equity Interests of the Borrower or any Parent Company;

(17) advances, loans or extensions of trade credit or prepayments to suppliers or loans or advances made to distributors, in each case, in the ordinary course of business or consistent with past practice or consistent with industry practice by the Borrower or any Subsidiary;

(18) any Investment in any Subsidiary or joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business or consistent with industry practice;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with industry practice;

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(20) Investments made in the ordinary course of business or consistent with industry practice in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with industry practice;

(22) the purchase or other acquisition of any Indebtedness of the Borrower or any Subsidiary to the extent otherwise permitted hereunder;

(23) Investments consisting of the licensing or sublicensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialization of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, sublicense, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Borrower’s and its Subsidiaries’ business, condition (financial or otherwise) or prospects, taken as a whole;

(24) Investments in the ordinary course of business or consistent with industry practice consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers;

(25) [reserved];

(26) Investments made as part of, to effect or resulting from the Transactions;

(27) Investments of assets relating to non-qualified deferred payment plans in the ordinary course of business or consistent with industry practice;

(28) [reserved];

(29) acquisitions of obligations of one or more directors, officers or other employees or consultants or independent contractors of any Parent Company, the Borrower, or any Subsidiary of the Borrower in connection with such director’s, officer’s, employee’s consultant’s or independent contractor’s acquisition of Equity Interests of the Borrower or any direct or indirect parent of the Borrower, to the extent no cash is actually advanced by the Borrower or any Subsidiary to such directors, officers, employees, consultants or independent contractors in connection with the acquisition of any such obligations;

(30) Investments constituting promissory notes or other non-cash proceeds of dispositions of assets to the extent permitted under Section 7.04;

(31) Investments resulting from pledges and deposits permitted under Section 7.01;

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(32) loans and advances to any direct or indirect parent of the Borrower in lieu of and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof) Restricted Payments to the extent permitted to be made in cash to such parent in accordance with Section 7.05 at such time, such Investment being treated for purposes of the applicable clause of Section 7.05, including any limitations, as if a Restricted Payment were made pursuant to such applicable clause;

(33) any Investments if on a pro forma basis after giving effect to such Investment the Total Net Leverage Ratio would be equal to or less than 4.00 to 1.00 as of the last day of the Test Period most recently ended; provided that immediately before and after giving pro forma effect to any such Investment in reliance on this clause (33), no Event of Default will have occurred and be continuing;

(34) Permitted Bond Hedge Transactions; and

(35) Permitted Existing Licenses.

For purposes of determining compliance with this definition, an Investment need not be incurred solely by reference to one category of Permitted Investments described in this definition, but is permitted to be incurred in part under any combination thereof and of any other available exemption.

“Permitted Liens” means, with respect to any Person:

(1) Liens created pursuant to any Loan Document;

(2) Liens, pledges or deposits made in connection with:

(a) workers’ compensation laws, unemployment insurance, health, disability or employee benefits, other social security laws or similar legislation or regulations,

(b) insurance-related obligations (including in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) securing reimbursement or indemnification obligations of (including obligations in respect of letters of credit, bank guarantees or similar documents or instruments for the benefit of) insurance carriers providing property, casualty or liability insurance or otherwise supporting the payment of items set forth in the foregoing clause (a) or

(c) bids, tenders, contracts, statutory obligations, surety, indemnity, warranty, release, appeal or similar bonds, or with regard to other regulatory requirements, completion guarantees, stay, customs and appeal bonds, performance bonds, bankers’ acceptance facilities, and other obligations of like nature (including those to secure health, safety and environmental obligations and in respect of costs of litigation) (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash, Cash Equivalents or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for the payment

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of rent, contested taxes or import duties and obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, in each case incurred in the ordinary course of business or consistent with industry practice;

(3) Liens imposed by law, such as landlords’, carriers’, warehousemen’s, materialmen’s, repairmen’s, construction, mechanics’, laborers’, suppliers’ or other similar or statutory Liens (a) for sums not yet overdue for a period of more than sixty (60) days or, if more than sixty (60) days overdue, are unfiled and no other action has been taken to enforce such Liens or (b) being contested in good faith by appropriate actions or other Liens arising out of or securing judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review if such Liens are adequately bonded or adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(4) Liens for Taxes, assessments or other governmental charges not yet overdue for a period of more than thirty (30) days or not yet payable or not subject to penalties for nonpayment or which are being contested in good faith by appropriate actions if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(5) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal, revenue or similar bonds, instruments or obligations or with respect to regulatory requirements or letters of credit or bankers acceptance issued, and completion guarantees provided for, in each ease, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice or industry practice;

(6) survey exceptions, encumbrances, ground leases, easements, restrictions, protrusions, encroachments or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title, inchoate Liens for non-delinquent real property taxes and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of such Person and exceptions on title policies insuring liens granted on Mortgaged Properties;

(7) Liens securing obligations in respect of Indebtedness permitted to be incurred pursuant to clauses (A) or (B) of the definition of “Permitted Ratio Debt”, clause (4), (12), (13), (25) or (29) of Section 7.02(b); provided that:

(a) Liens securing obligations relating to any Indebtedness permitted to be incurred pursuant to such clause (13) relate only to obligations relating to Refinancing Indebtedness that is secured by Liens on the same assets as the assets securing the Refinanced Debt (as defined in the definition of Refinancing

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Indebtedness), plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property, or serves to refund, refinance, extend, replace, renew or defease Indebtedness or Preferred Stock incurred under such clause (4) or (13);

(b) Liens securing obligations relating to Indebtedness permitted to be incurred pursuant to such clause (29) extending only to the assets of Subsidiaries that are not Guarantors;

(c) Liens securing obligations in respect of Indebtedness permitted to be incurred pursuant to such clause (4) extend only to the assets so purchased, replaced, leased or improved and proceeds and products thereof; provided that individual financings of assets provided by a counterparty may be cross-collateralized to other financings of assets provided by such counterparty;

(d) [reserved];

(e) Liens on the Collateral that secure obligations in respect of Indebtedness incurred pursuant to such clause (25) shall be subject to an Applicable Intercreditor Agreement as described in such clause (25); and

(f) in the case of Liens securing Indebtedness incurred as Permitted Ratio Debt or under clause (12) of Section 7.02(b), together with any Refinancing Indebtedness in respect thereof, such Liens are on assets constituting Collateral and the Debt Representative in respect of such Indebtedness shall have entered into an Applicable Intercreditor Agreement.

(8) Liens existing, or provided for under binding contracts existing, on the Effective Date or the Closing Date, in each case securing obligations in excess of $1,000,000 and set forth on Schedule 7.01 (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders);

(9) [reserved];

(10) Liens on property or other assets at the time the Borrower or a Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Borrower or any Subsidiary and including Liens securing Indebtedness incurred pursuant to clause 14(a) of Section 7.02(b); provided that, (A) such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; and (B) such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after acquired-property, including proceeds and products thereof) that secured the obligations to which such Liens relate ;

(11) [reserved];

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(12) Liens securing (x) Hedging Obligations and (y) obligations in respect of Cash Management Services;

(13) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) leases, subleases, licenses or sublicenses (or other agreement under which the Borrower or any Subsidiary has granted rights to end users to access and use the Borrower’s or any Subsidiary’s products, technologies or services) that do not materially interfere with the business of the Borrower and its Subsidiaries, taken as a whole, and the customary rights reserved or vested in any Person by the terms of any lease, sublease, license, sublicense, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(15) Liens arising from UCC (or equivalent statutes) financing statements or similar public filings regarding operating leases, consignments or accounts entered into by the Borrower and its Subsidiaries in the ordinary course of business or consistent with industry practice or purported Liens evidenced by the filing of precautionary UCC (or equivalent statutes) financing statements or similar public filings;

(16) Liens in favor of the Borrower or any Subsidiary; provided that such liens securing Indebtedness for borrowed money incurred by a Guarantor and owing to a Subsidiary that is not a Guarantor are expressly subordinated to the Liens securing the Obligations of the Loans of such Guarantor;

(17) Liens on equipment or vehicles of the Borrower or any Subsidiary granted in the ordinary course of business or consistent with industry practice;

(18) (i) Liens on Receivables Assets and related assets, or created in respect of bank accounts into which only the collections in respect of Receivables Assets have been, sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred in connection with a Permitted Receivables Facility and (ii) Liens securing Indebtedness or other obligations of any Receivables Subsidiary;

(19) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive modification, refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (8) or (10) of this definition; provided that: (a) such new Lien will be limited to all or part of the same property (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property) that secured the original Lien (plus improvements and accessions on such property) and proceeds and products thereof and (b) the Indebtedness or Preferred Stock secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under such clauses (7), (8) or (10) at the time the original Lien became a Permitted Lien hereunder, plus (ii)

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an amount necessary to pay any fees and expenses (including original issue discount, upfront fees, defeasance costs, underwriting discounts or similar fees) and premiums (including tender premiums and accrued and unpaid interest), related to such refinancing, refunding, extension, renewal or replacement;

(20) deposits made or other security provided to secure liability to insurance brokers, carriers, underwriters or self-insurance arrangements, including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(21) other Liens securing obligations in an aggregate outstanding principal amount not to exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 30.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries; provided, that, if such Liens secure any Indebtedness for borrowed money, (x) such Liens shall be secured solely by assets that are Collateral, (y) such Liens may be secured on a pari passu basis (only to the extent such Indebtedness is an Incremental Term Loan) or junior basis to the Liens that secure the Obligations and (z) the Debt Representative in respect thereof shall have entered into any Applicable Intercreditor Agreement;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(23) (a) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business or consistent with industry practice, (b) Liens arising out of conditional sale, title retention or similar arrangements for the sale of goods in the ordinary course of business or consistent with industry practice and (c) Liens arising by operation of law under Article 2 of the Uniform Commercial Code;

(24) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(7);

(25) Liens (a) of a collection bank arising under Sections 4-208 or 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with industry practice and (c) in favor of banking or other institutions or other electronic payment service providers arising as a matter of law or under general terms and conditions encumbering deposits or margin deposits or other funds maintained with such institution (including the right of setoff) and that are within the general parameters customary in the banking industry;

(26) Liens deemed to exist in connection with Investments in repurchase agreements permitted under this Agreement; provided that such Liens do not extend to assets other than those that are subject to such repurchase agreements;

(27) Liens that are contractual rights of setoff (a) relating to the establishment of depository relations with banks or other deposit-taking financial institutions or other

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electronic payment service providers and not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or consistent with industry practice of the Borrower or any Subsidiary or (c) relating to purchase orders and other agreements entered into with customers of the Borrower or any Subsidiary in the ordinary course of business or consistent with industry practice;

(28) Liens on cash proceeds (as defined in Article 9 of the Uniform Commercial Code) of assets sold that were subject to a Lien permitted hereunder;

(29) any encumbrance or restriction (including put, call arrangements, tag, drag, right of first refusal and similar rights) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30) Liens (a) on cash advances or cash earnest money deposits in favor of the seller of any property to be acquired in an Investment permitted under this Agreement to be applied against the purchase price for such Investment and (b) consisting of a letter of intent or an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted under Section 7.04 in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(31) ground leases, leases, subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by the Borrower or any of its Subsidiaries are located;

(32) [reserved];

(33) any licensing or sublicensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialization of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, sublicense, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Borrower’s and its Subsidiaries’ business, condition (financial or otherwise) or prospects, taken as a whole;

(34) any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases or licenses entered into by the Borrower or any of its Subsidiaries in the ordinary course of business or consistent with industry practice;

(35) deposits of cash with the owner or lessor of premises leased and operated by the Borrower or any of its Subsidiaries in the ordinary course of business or consistent with industry practice of the Borrower and such Subsidiary to secure the performance of the Borrower’s or such Subsidiary’s obligations under the terms of the lease for such premises;

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(36) rights of set-off, banker’s liens, netting arrangements and other Liens arising by operation of law or by the terms of documents of banks or other financial institutions in relation to the maintenance of administration of deposit accounts, securities accounts, cash management arrangements or in connection with the issuance of letters of credit, bank guarantees or other similar instruments;

(37) Liens on cash and Cash Equivalents used to satisfy or discharge Indebtedness; provided that such satisfaction or discharge is permitted under this Agreement;

(38) receipt of progress payments and advances from customers in the ordinary course of business or consistent with industry practice to the extent the same creates a Lien on the related inventory and proceeds thereof;

(39) agreements to subordinate any interest of the Borrower or any Subsidiary in any accounts receivable or other proceeds arising from inventory consigned by the Borrower or any Subsidiary pursuant to an agreement entered into in the ordinary course of business or consistent with industry practice; in each case, other than any receivables financing or factoring facilities;

(40) Liens arising pursuant to Section 107(l) of the Comprehensive Environmental Response, Compensation and Liability Act or similar provision of any Environmental Law;

(41) Liens disclosed by the title insurance policies delivered on or prior to the Effective Date, including with respect to the Existing Mortgage, and any replacement, extension or renewal of any such Lien (to the extent the Indebtedness and other obligations secured by such replacement, extension or renewal Liens are permitted by this Agreement); provided that such replacement, extension or renewal Liens do not cover any property other than the property that was subject to such Liens prior to such replacement, extension or renewal;

(42) Liens constituting reservations, limitations, provisos and conditions expressed in any original grants from a Governmental Authority or other grants of real property, or interests therein which do not interfere in any material respect with the use of such real property or the ordinary conduct of the business of the Loan Parties or materially impair the value of the real property which may be subject thereto;

(43) rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Borrower or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(44) restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with in all material respects;

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(45) security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business or consistent with industry practice;

(46) zoning by-laws and other land use restrictions, including site plan agreements, development agreements and contract zoning agreements;

(47) cash collateral securing obligations in respect of commercial letters of credit or similar instruments issued under Section 7.02(b)(5);

(48) Liens on the assets of Subsidiaries that are not Loan Parties securing Indebtedness or other obligations of such Subsidiaries that is permitted by Section 7.02 or otherwise not prohibited by this Agreement;

(49) Liens on assets of Subsidiaries that are Foreign Subsidiaries to the extent arising mandatorily under applicable Law;

(50) Liens securing obligations relating to any Indebtedness permitted to be incurred pursuant to clause (29) of Section 7.02(b); provided, that such Indebtedness is not secured by assets constituting Collateral; and

(51) Permitted Existing Licenses.

For purposes of determining compliance with this definition, a Lien need not be incurred solely by reference to one category of Permitted Liens described in this definition, but is permitted to be incurred in part under any combination thereof and of any other available exemption.

For purposes of this definition, the term “Indebtedness” will be deemed to include interest on such Indebtedness.

“Permitted Ratio Debt” has the meaning specified in Section 7.02(a).

“Permitted Receivables Facility” means any receivables factoring, financing, securitization or similar facility or transaction pursuant to which the Borrower or any of its Subsidiaries sells, assigns, contributes, conveys or grants a security interest in Receivables Assets to either (A) a Person that is not a Subsidiary or (B) a Receivables Subsidiary that pledges, sells or otherwise transfers its Receivables Assets to a Person that is not a Subsidiary; provided that any such Permitted Receivables Facility: (x) is non-recourse to, and does not obligate, any Loan Party or any of their respective properties or assets (other than Receivables Assets) in any way other than pursuant to Standard Securitization Undertakings and Limited Originator Recourse; (y) all sales, conveyances, assignments and/or contributions of Receivables Assets by any Loan Party are made at fair market value (as reasonably determined in good faith by the Borrower, taking into account any Receivables Fees); and (z) any such Permitted Receivables Facility (including financing terms, covenants, termination events (if any) and other provisions thereof) is on market terms at the time such Permitted Receivables Facility is entered into (as reasonably determined in good faith by the Borrower).

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“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) with respect to the Borrower’s or a Parent Company’s common equity sold by the Borrower or a Parent Company substantially concurrently with a related Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, company, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” has the meaning specified in Section 2.08(3).

“PIK Interest Election” has the meaning specified in Section 2.08(3).

“Plan” means any material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), other than a Multiemployer Plan or Foreign Plan, established or maintained by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any of their respective ERISA Affiliates.

“Planned Expenditures” has the meaning specified in the definition of “Excess Cash Flow”.

“Platform” has the meaning specified in Section 6.02.

“Pledged Collateral” has the meaning specified in the Security Agreement.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Prepayment Premium” means, with respect to a repayment or prepayment (including following acceleration) of all or any portion of ~~the~~ Closing Date Term Loans or 2025 Incremental Term Loans occurring:

(1) ~~after the Closing Date but~~on or prior to the ~~first (1st) anniversary of the Closing Date, an amount equal to the greater of (x) the Make-Whole Premium and (y)~~Amendment No. 2 Effective Date, [***]% of the aggregate principal amount of such ~~Closing Date Term~~ Loans held by such Lender that are being repaid or prepaid~~;~~

(2) ~~on or after the first (1st) anniversary of the Closing~~after the Amendment No. 2 Effective Date but prior to the ~~second (2nd)~~first anniversary of the ~~Closing Date,~~ Amendment No. 2 Effective Date, an amount equal to the greater of (x) the Make-Whole Premium and (y) [***]% of the aggregate principal amount of such ~~Closing Date Term~~ Loans held by such Lender that are being repaid or prepaid;

(3) on or after the ~~second (2nd)~~first anniversary of the ~~Closing~~Amendment No. 2 Effective Date but prior to the ~~third (3rd)~~second anniversary of the ~~Closing~~Amendment No. 2 Effective Date, an amount equal to [***]% of the aggregate principal amount of such ~~Closing Date Term~~ Loans held by such Lender that are being repaid or prepaid; and

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(4) thereafter, zero ~~(0)~~.

“Private-Side Information” means any information with respect to the Borrower and its Subsidiaries that is not Public-Side Information.

“Pro Rata Share” means with respect to all payments, computations and other matters relating to the Term Loan of a given Class of any Lender at any time a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Term Loan Exposure of such Class of such Lender at such time and the denominator of which is the aggregate Term Loan Exposure of such Class of all Lenders at such time; provided that, if the Term Loan of a given Class has been paid in full prior to such determination, then solely for purposes of Section 9.08, the Pro Rata Share shall be determined as of the last date that any such Term Loan of a given Class was outstanding.

“Proprietary Rights” means IP Rights and Drug Applications.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs” means costs and expenses relating to compliance with the provisions the Securities Act as applicable to companies with equity or debt securities held by the public, the rules of national securities exchanges for companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement; costs and expenses relating to investor relations, shareholder meetings and reports to shareholders and debtholders, directors’ and officers’ insurance and other executive costs, legal and other professional and listing fees.

“Public Lender” means Lenders that do not wish to receive Private-Side Information.

“Public-Side Information” means information that does not constitute material non-public information (within the meaning of applicable securities Laws) with respect to the Borrower or any of its Subsidiaries or any of their respective securities.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement or property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified in Section 10.27.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Stock.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

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“Qualifying Lender” has the meaning specified in Section 2.05(1)(e)(D)(3).

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P (or both) are not making ratings on the relevant obligations publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Borrower that will be substituted for Moody’s or S&P (or both), as the case may be.

“Receivables Assets” means (a)(i) accounts receivable, accounts payable or customary securitization assets (including royalty and other revenue streams or other rights to payment and the proceeds thereof and/or similar and/or related assets) whether now existing or arising or acquired in the future and (ii) the proceeds of the items described in the foregoing clause (a)(i) and (b) all collateral securing or arising in connection with the items described in clause (a) including, without limitation, contracts and contract rights, guarantees or other obligations in respect of Receivables Assets, lockbox accounts, and all related documents and records.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid to a Person that is not a Receivables Subsidiary in connection with a Permitted Receivables Facility.

“Receivables Repurchase Obligation” means (i) any obligation of a seller of Receivables Assets in a Permitted Receivables Facility to repurchase Receivables Assets arising as a result of a breach of a Standard Securitization Undertaking or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller, or (ii) any right of a seller of receivables in a Permitted Receivables Facility to repurchase defaulted Receivables Assets for the purposes of claiming sales tax bad debt relief.

“Receivables Subsidiary” means a wholly-owned Subsidiary (or any other Person formed for the purpose of engaging in a Permitted Receivables Facility with the Borrower and/or one or more of its Subsidiaries (including a special purpose securitization vehicle (or similar entity)) in which the Borrower or any of its Subsidiaries makes an Investment (or which otherwise owes to the Borrower or one of its Subsidiaries any deferral of part of the purchase price of the Receivables Assets for the purpose of credit enhancement given under the Permitted Receivables Facility) and to which the Borrower or any of its Subsidiaries sells, conveys, assigns or otherwise transfers Receivables Assets (which may include a backup or precautionary grant of security interest in such Receivables Assets sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred)) which engages in no material activities other than in connection with the purchase, acquisition or financing of Receivables Assets of the Borrower and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business (including servicing of Receivables Assets), and which is designated by the board of directors or equivalent governing body of the Borrower (as provided below) as a Receivables Subsidiary and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by any Loan Party (other than a Receivables Subsidiary, excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to

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Standard Securitization Undertakings or Limited Originator Recourse), (ii) is recourse to or obligates any Loan Party (other than a Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse, or (iii) subjects any property or asset of any Loan Party (other than a Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse;

(2) with which none of the Borrower or any of its Subsidiaries (other than a Receivables Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms which the Borrower reasonably believes to be no less favorable to the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Borrower; and

(3) to which none of the Borrower or any of its Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (it being understood that (i) contractual obligations to transfer Receivables Assets to a Receivables Subsidiary, (ii) performance measures or credit enhancement measures in respect of Receivables Assets, (iii) Standard Securitization Undertakings and Limited Originator Recourse and (iv) other terms that are approved by the Administrative Agent acting at the direction of the Required Lenders (such approval not to be unreasonably withheld, conditioned or delayed), in each case, shall not constitute an obligation to maintain or preserve an entity’s financial condition or to achieve certain levels of operating results).

Any such designation by the board of directors or equivalent governing body of the Borrower shall be evidenced to the Administrative Agent by delivering to the Administrative Agent a certified copy of the resolution of the board of directors or equivalent governing body of the Borrower giving effect to such designation and a certificate of a Responsible Officer of the Borrower certifying that such designation complied with the foregoing conditions.

“Refinance” has the meaning ~~assigned~~specified in the definition of “Refinancing Indebtedness” and “Refinancing” and “Refinanced” have meanings correlative to the foregoing.

“Refinanced Debt” has the meaning specified in the definition of “Refinancing Indebtedness.”

“Refinancing Indebtedness” means Indebtedness incurred (or, in the case of Disqualified Stock, issued) by the Borrower or any Subsidiary which, in each case, serves to extend, replace, refund, refinance, renew or defease (“Refinance”) any Indebtedness (such Indebtedness being refinanced, the “Refinanced Debt”), including any Refinancing Indebtedness, so long as:

(1) (a) the principal amount (or accreted value, if applicable) of such new Indebtedness, the amount of such new Disqualified Stock or the liquidation preference of such new Disqualified Stock does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, the amount of Disqualified Stock or the liquidation preference of Disqualified Stock, as applicable, being refinanced except to the extent permitted under Section 1.02(10), plus (b) any Incremental Amounts;

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(2) such Refinancing Indebtedness (other than in the case of any Refinancing of any Indebtedness assumed or acquired in connection with any Permitted Acquisition or similar Investment so long as not created in contemplation thereof) has a:

(a) Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is not less than the remaining Weighted Average Life to Maturity of the applicable Refinanced Debt (or, if earlier, not less than the remaining Weighted Average Life to Maturity of the Class of Loans with the longest Weighted Average Life to Maturity); and

(b) final scheduled maturity date equal to or later than the final scheduled maturity date of the Refinanced Debt (or, if earlier, the date that is 91 days after the Latest Maturity Date of the Loans);

(3) to the extent such Refinancing Indebtedness Refinances (a) Subordinated Indebtedness, such Refinancing Indebtedness is subordinated in right of payment to the Loans or the Guaranty thereof at least to the same extent as the applicable Refinanced Debt, (b) Junior Lien Debt, such Refinancing Indebtedness is (i) unsecured or (ii) secured by Liens that are junior or subordinated to the Liens that secure the Obligations, in each case at least to the same extent as the applicable Refinanced Debt or pursuant to the Applicable Intercreditor Agreement, or (c) Disqualified Stock, such Refinancing Indebtedness must be Disqualified Stock;

(4) such Refinancing Indebtedness shall not be guaranteed or borrowed by any Person other than a Person that is so obligated in respect of the Refinanced Debt being Refinanced; and

(5) such Refinancing Indebtedness shall not be secured by any assets or property of the Borrower or any Subsidiary that does not secure the Refinanced Debt being Refinanced (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property); provided that Refinancing Indebtedness will not include:

(a) Indebtedness or Disqualified Stock of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness or Disqualified Stock of the Borrower; or

(c) Indebtedness or Disqualified Stock of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness or Disqualified Stock of a Guarantor;

provided, further, that (x) clause (2) of this definition will not apply to any Refinancing Indebtedness other than Indebtedness and Disqualified Stock incurred under clauses (14) and (25) of Section 7.02(b) (including any successive Refinancings thereof incurred under clause (13) of Section 7.02(b)) and any Subordinated Indebtedness (other than Subordinated Indebtedness assumed or acquired in an Investment or acquisition and not created in contemplation thereof) and (y) Refinancing Indebtedness may be incurred in the form of a customary “bridge” or other interim credit facility intended to be refinanced or replaced with long-term indebtedness which does not satisfy the requirements of clause (2) above so long as, subject to customary conditions, as

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determined in good faith by the Borrower, such “bridge” or other interim indebtedness will either be automatically converted into or required to be exchanged for permanent financing which satisfies the requirements of clause (2) of this definition.

“Refunding Capital Stock” has the meaning specified in Section 7.05(b)(2).

“Register” has the meaning specified in Section 10.07(c).

“Rejection Notice” has the meaning specified in Section 2.05(2)(g).

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Borrower or a Subsidiary in exchange for assets transferred by the Borrower or a Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person is or would become a Subsidiary.

“Related Indemnified Person” of an Indemnitee means (1) the respective directors, officers or employees of such Indemnitee and (2) the respective agents of such Indemnitee, in the case of this clause (2), acting at the instructions of such Indemnitee.

“Related Person” means, with respect to any Person, (a) any Affiliate of such Person and (b) the respective directors, officers, employees, agents, partners, members, advisors and other representatives of such Person or any of its Affiliates and the successors of each of the foregoing.

“Release” means any release, spill, emission, discharge, disposal, leaking, pumping, pouring, dumping, emptying, injection, leaching or migrating into the Environment.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or any successor thereto.

“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Required Facility Lenders” means, as of any date of determination, with respect to one or more Facilities, Lenders having more than 60.0% of the aggregate principal amount of outstanding Loans under such Facility or Facilities; provided that (i) the Term Loan Exposure of any Defaulting Lender and (ii) the Term Loan Exposure of any Lender that will no longer be a Lender pursuant to a contemplated amendment or waiver shall be excluded for purposes of making a determination of Required Facility Lenders; provided further that if at any time there are two or more Lenders that are not Affiliates or Approved Funds of one another, then at least two such Lenders (i) that are not Affiliates or Approved Funds of one another and (ii) that have more than 3.33% of the aggregate principal amount of outstanding Loans under such Facility (unless no such Lender exists) shall be included as Required Facility Lenders.

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“Required Lenders” means, as of any date of determination, Lenders having more than 60.0% of the aggregate principal amount of outstanding Term Loans; provided that (i) the Term Loan Exposure of any Defaulting Lender and (ii) the Term Loan Exposure of any Lender that will no longer be a Lender pursuant to a contemplated amendment or waiver shall be excluded for purposes of making a determination of Required Lenders; provided further that if at any time there are two or more Lenders that are not Affiliates or Approved Funds of one another, then at least two such Lenders (i) that are not Affiliates or Approved Funds of one another and (ii) that have more than 3.33% of the aggregate principal amount of outstanding Term Loans (unless no such Lender exists) shall be included as Required Lenders.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, with respect to a Person, a director, the general partner, the chief executive officer, chief operating officer, president, vice president, chief financial officer, treasurer or assistant treasurer or other similar officer or Person performing similar functions, of such Person. With respect to any certificate or document (other than any solvency certificate) delivered by a Loan Party on the Effective Date ~~or~~, the Closing Date or the Amendment No. 2 Effective Date, a “Responsible Officer” includes any secretary or assistant secretary of such Loan Party. Any certificate or document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party. Unless otherwise specified, all references herein to a “Responsible Officer” shall refer to a Responsible Officer of the Borrower.

“Restricted Investment” means any Investment other than any Permitted Investment(s).

“Restricted Junior Debt” has the meaning specified in Section 7.05(a).

“Restricted Junior Debt Payment” has the meaning specified in Section 7.05(a).

“Restricted Payment” has the meaning specified in Section 7.05.

“ROFO Provision” has the meaning specified in Section 2.14(3)(b).

“S&P” means S&P Global Ratings, and any successor to its rating agency business.

“Sale-Leaseback Transaction” means any arrangement providing for the leasing by the Borrower or any Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Subsidiary to a Person other than the Borrower or any Subsidiary in contemplation of such leasing.

“Same Day Funds” means disbursements and payments in immediately available funds.

“Sanctioned Person” means at any time: (a) any Person listed on any Sanctions-related list of designated or blocked persons; (b) any Person resident in, located in, or an entity organized under the Laws of, a country or territory that is the subject of comprehensive Sanctions (including,

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as of the date of this Agreement, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and Syria); or (c) any Person fifty percent (50%) or more owned or controlled by any of the foregoing.

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (a) the U.S. government, including those administered by OFAC and the U.S. Department of State; (b) the United Kingdom, including those administered by His Majesty’s Treasury; (c) the European Union (or its member states); or (d) the United Nations Security Council.

“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Net Leverage Ratio” means, with respect to any Test Period, the ratio of (1) Consolidated Secured Debt outstanding as of the last day of such Test Period, minus the Unrestricted Cash Amount on such last day of such Test Period to (2) Adjusted EBITDA of the Borrower and its Subsidiaries for such Test Period, in each case calculated on a pro forma basis with such pro forma adjustments as are appropriate and consistent with Section 1.07.

“Second Out Closing Date” means the first date on which all the conditions precedent in Section 4.03 are satisfied or waived in accordance with Section 10.01, and the Second Out Term Loans are made to the Borrower pursuant to Section 2.01(1)(y).

“Second Out Closing Date Refinancing” means (i) the conversion, equitization, prepayment, repayment, redemption, repurchase, defeasance, discharge, refinancing or termination in full of the Aztiq Convertible ~~Notes~~Bonds and (ii) the termination and/or release of all guarantees and security (if any) granted in connection therewith (including any applicable local law termination and/or release documentation), other than contingent indemnification obligations as to which no claim has been asserted.

“Second Out Term Loan Commitment” means, as to each Second Out Term Lender, (i) its obligation to make a Second Out Term Loan to the Borrower on the Second Out Closing Date in an aggregate amount not to exceed the amount specified opposite such Lender’s name on Schedule 2.01 under the caption “Second Out Term Loan Commitment” or (ii) in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including pursuant to Section 2.16).

“Second Out Term Lenders” means each Lender holding a Second Out Term Loan Commitment or Second Out Term Loan.

“Second Out Term Loans” means the Loans, if any, made by the Second Out Term Lenders on the Second Out Closing Date to the Borrower pursuant to Section 2.01(1). As of the Amendment No. 2 Effective Date, after giving effect to the Amendment No. 2 Refinancing, there are no outstanding Second Out Term Loans.

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“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lenders, each Supplemental Administrative Agent and each co-agent or sub-agent appointed by the Administrative Agent and/or Collateral Agent from time to time pursuant to Section 9.01(2) or 9.07.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means (x) with respect to the Borrower or any other Loan Party that is a Foreign Subsidiary, the applicable security agreement(s) (or foreign equivalent(s)) required pursuant to the Agreed Security Principles and (y) with respect to any Loan Party that is a Domestic Subsidiary, the Security Agreement executed by the applicable Loan Parties and the Collateral Agent, substantially in the form of Exhibit F, together with supplements or joinders thereto executed and delivered pursuant to Section 6.11.

“Senior Bonds” means, collectively, the tranche A and tranche B senior bonds due 2025 issued by the Borrower pursuant to, as applicable, that certain Amendment and Restatement Deed (Tranche A) and Amendment and Restatement Deed (Tranche B), each, dated as of November 16, 2022, by and among the Borrower, as the issuer, the guarantors party thereto, the investors party thereto and Madison Pacific Trust Limited, as security trustee, registrar, paying agent and calculation agent.

“Similar Business” means (1) any business conducted or proposed to be conducted by the Borrower or any Subsidiary on the Effective Date or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to (including non-core incidental businesses acquired in connection with any Permitted Investment), or a reasonable extension, development or expansion of, the businesses that the Borrower and its Subsidiaries conduct or propose to conduct on the Effective Date.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Loan” means a Loan bearing interest at a rate determined by reference to Term SOFR.

“Solicited Discount Proration” has the meaning specified in Section 2.05(1)I(D)(3).

“Solicited Discounted Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(D).

“Solicited Discounted Prepayment Notice” means a written notice of the Borrower of Solicited Discounted Prepayment Offers made pursuant to Section 2.05(1)(e)(D) substantially in the form of Exhibit L.

“Solicited Discounted Prepayment Offer” means the written offer by each Lender, substantially in the form of Exhibit O, submitted following the Auction Agent’s receipt of a Solicited Discounted Prepayment Notice.

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“Solicited Discounted Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(D)(1).

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date:

(1) the sum of the liabilities of such Person (including contingent liabilities), on a consolidated basis, does not exceed the present fair saleable value of the present assets of such Person, on a consolidated basis,

(2) the fair value of the property of such Person, on a consolidated basis, is greater than the total amount of liabilities (including contingent liabilities) of such Person, on a consolidated basis,

(3) the capital of such Person, on a consolidated basis, is not unreasonably small in relation to its business as contemplated on such date;

(4) such Person has not incurred and does not intend to incur, or believe that it will incur, debts including current obligations beyond their ability to pay such debts as they become due (whether at maturity or otherwise);

(5) the Borrower has not (x) suspended its payments (cessation de paiements) and (y) lost its financial creditworthiness (ébranlement du crédit) within the meaning of article 437 of the Luxembourg Commercial Code; and

(6) with respect to any Person formed, incorporated or organized under the Laws of Iceland, such Person is able to pay its creditors’ claims in full when they fall due and, if not, it is likely that such Person’s payment difficulties will pass within a short period of time.

The amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances as of such date, would reasonably be expected to become an actual and matured liability.

“SPC” has the meaning specified in Section 10.07(g).

“Specified Debt Requirements” has the meaning specified in Section 7.02(a).

“Specified Discount” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Prepayment Amount” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Prepayment Notice” means a written notice of the Borrower’s Offer of Specified Discount Prepayment made pursuant to Section 2.05(1)(e)(B) substantially in the form of Exhibit N.

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“Specified Discount Prepayment Response” means the written response by each Lender, substantially in the form of Exhibit P, to a Specified Discount Prepayment Notice.

“Specified Discount Prepayment Response Date” has the meaning specified in Section 2.05(1)(e)(B)(1).

“Specified Discount Proration” has the meaning specified in Section 2.05(1)(e)(B)(3).

“Specified Dispositions” means (a) the Disposition of the Capital Stock and/or assets of each of Glycothera GmbH and Alvotech Germany GmbH and (b) the Disposition of the Capital Stock and/or assets of Alvotech & CCHN Biopharmaceutical Limited Liability Company.

“Specified Transaction” means:

(1) solely for the purposes of determining the applicable cash balance, any contribution of capital, including as a result of an equity offering, to the Borrower, in each case, in connection with an acquisition or Investment;

(2) any designation of operations or assets of the Borrower or a Subsidiary as discontinued operations (as defined under IFRS);

(3) any Permitted Acquisition, Investment or other similar transaction, in each case, that results in a Person becoming a Subsidiary;

(4) [reserved];

(5) any purchase or other acquisition of a business of any Person, of assets constituting a business unit, line of business or division of any Person;

(6) any Asset Sale (a) that results in a Subsidiary ceasing to be a Subsidiary of the Borrower or (b) of a business, business unit, line of business or division of the Borrower or a Subsidiary, in each case whether by merger, amalgamation, consolidation or otherwise;

(7) any operational changes identified by the Borrower that have been made by the Borrower or any Subsidiary during the Test Period; or

(8) any other transaction that by the terms of this Agreement requires a financial ratio to be calculated on a pro forma basis.

“Sponsor” means Aztiq Pharma Partners S.à r.l. and its Controlled Investment Affiliates, but not including any portfolio company of any of the foregoing (other than Alvogen Lux Holdings S.à r.l., but solely to the extent of (and not in excess of) the Capital Stock in the Borrower directly or indirectly beneficially owned by it on the Effective Date).

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Borrower or any of its Subsidiaries which the Borrower has reasonably determined in good faith to be customary in a receivables and/or securitization facility and/or similar arrangement, including, without limitation, those

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relating to the servicing of the assets of a Receivables Subsidiary (it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking).

“Submitted Amount” has the meaning specified in Section 2.05(1)I(C)(1).

“Submitted Discount” has the meaning specified in Section 2.05(1)(e)(C)(1).

“Subordinated Indebtedness” means any Indebtedness for borrowed money of any Loan Party that by its terms is subordinated in right of payment to the Obligations of such Loan Party arising under the Loans or the Guaranty.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) (x) that is controlled by such Person or any Subsidiary of such Person or (y) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, members of management or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Subsidiary Guarantor” means any Guarantor.

“Successor Borrower” has the meaning specified in Section 7.03(4).

“Supplemental Administrative Agent” and “Supplemental Administrative Agents” have the meanings specified in Section 9.15(1).

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“Supported QFC” has the meaning specified in Section 10.27.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (including backup withholding) of any nature and whatever called, imposed by any Governmental Authority, including any interest, additions to tax and penalties applicable thereto.

“Tax Indemnitee” has the meaning specified in Section 3.01(5).

“Term Borrowing” means a Borrowing of any Term Loans.

“Term Commitment” means, as to each Term Lender, its obligation to make a Term Loan (whether in the form of a Closing Date Term Loan Commitment, a Second Out Term Loan Commitment, a 2025 Incremental Term Loan Commitment or otherwise) to the Borrower hereunder, expressed as an amount representing the maximum principal amount of the Term Loan to be made by such Term Lender under this Agreement, as such commitment may be (a) reduced from time to time pursuant to this Agreement and (b) reduced or increased from time to time pursuant to (i) assignments by or to such Term Lender pursuant to an Assignment and Assumption, (ii) an Incremental Amendment or (iii) an Extension Amendment. The initial amount of each Term Lender’s Term Commitment is specified on Schedule 2.01 under the captions “Closing Date Term Loan Commitment” and/or “Second Out Term Loan Commitment”, or in the Assignment and Assumption, Incremental Amendment or Extension Amendment pursuant to which such Lender shall have assumed its Commitment, as the case may be. The initial amount of each 2025 Incremental Term Loan Lender’s Term Commitment is specified on Schedule 2.01B to Amendment No. 2 under the caption “2025 Incremental Term Loan Commitment”, or in the Assignment and Assumption, Incremental Amendment or Extension Amendment pursuant to which such Lender shall have assumed its Commitment, as the case may be.

“Term Lender” means, at any time, any Lender that has a Term Commitment or a Term Loan at such time.

“Term Loan” means (a) prior to the Amendment No. 2 Refinancing on the Amendment No. 2 Effective Date, any Closing Date Term Loan or Second Out Term Loan, as the context may require and (b) after the Amendment No. 2 Refinancing on the Amendment No. 2 Effective Date, any Closing Date Term Loan, ~~Second Out~~2025 Incremental Term Loan, Incremental Term Loan or Extended Loan, as the context may require.

“Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Term Loans of such Lender; provided that at any time prior to the making of the Term Loans, the Term Loan Exposure of any Lender shall be equal to such Lender’s Term Commitment.

“Term Loan Increase” has the meaning specified in Section 2.14(1).

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit B hereto, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from the Term Loans made by such Term Lender.

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“Term SOFR” means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to (a) in the case of SOFR Loans, the first day of such applicable Interest Period, or (b) with respect to Base Rate, such day of determination of the Base Rate, in each case as such rate is published by the Term SOFR Administrator; provided that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day; provided further that, notwithstanding the foregoing, if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Termination Conditions” means, (a) the payment in full in cash of the Obligations (other than contingent indemnification obligations as to which no claim has been asserted) and (b) the termination of the Commitments.

“Test Period” in effect at any time means the most recently ended four consecutive Fiscal Quarters (taken as one accounting period) for which, subject to Section 1.07(1), financial statements were delivered (or were required to be delivered) pursuant to Section 6.01(1) or (2), as applicable (or, at the election of the Borrower, are internally available (as determined in good faith by the Borrower) and have been delivered to the Administrative Agent for distribution to the Lenders); provided that prior to the first date on which financial statements have been delivered, the Test Period in effect will be the period of four consecutive Fiscal Quarters ended on March 31, 2024.

“Threshold Amount” means $20,000,000.

“Total Assets” means, at any time, the total assets of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with IFRS, as shown on the then most recent balance sheet of the Borrower or such other Person as may be available (as determined in good faith by the Borrower) (and, in the case of any determination relating to any Specified Transaction, on a pro forma basis including any property or assets being acquired in connection therewith).

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding as of the last day of such Test Period, minus the Unrestricted Cash Amount on such last day of such Test Period to (b) Adjusted EBITDA of the Borrower and

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its Subsidiaries for such Test Period, in each case calculated on a pro forma basis with such pro forma adjustments as are appropriate and consistent with Section 1.07.

“Transaction Expenses” means any fees, expenses, costs or charges incurred or paid by the Sponsor, any Parent Company, the Borrower or any Subsidiary in connection with the applicable Transactions.

“Transactions” means, collectively, (a) the execution, delivery and performance of the Loan Documents, (b) the funding of the Closing Date Term Loans and the Second Out Term Loans, (c) the consummation of the Closing Date Refinancing and the Second Out Closing Date Refinancing ~~and~~, (d) the Amendment No. 2 Transactions and (e) the payment of the applicable Transaction Expenses.

“Treasury Capital Stock” has the meaning specified in Section 7.05(b)(2)(a).

“Treasury Rate” means, with respect to the Make-Whole Premium, a rate equal to the then current yield to maturity at the time of computation on actively traded U.S. Treasury securities having a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519), which has become publicly available at least (2) two Business Days prior ~~such~~to the applicable repayment or prepayment (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) and having a duration equal to (or the nearest available tenor) the period from the date that payment is received to the date that falls on the one (1) year anniversary of the ~~Closing~~Amendment No. 2 Effective Date.

“Trust Account” means any accounts or trusts used solely to hold Trust Funds.

“Trust Funds” means cash, Cash Equivalents or other assets comprised of: (a) funds used for payroll and payroll taxes and other employee benefit payments to or for the benefit of such Loan Party’s employees; (b) all taxes required to be collected, remitted or withheld (including federal and state withholding taxes (including the employer’s share thereof)); and (c) any other funds which the Borrower or any of its Subsidiaries holds in trust or as an escrow or fiduciary for another Person which is not a Subsidiary of the Borrower.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a SOFR Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or

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statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unrestricted Cash Amount” means, on any date of determination, the aggregate amount of cash and Cash Equivalents of the Borrower and its Subsidiaries up to an aggregate amount of $200,000,000 that (1) would not appear as “restricted” on a consolidated balance sheet of the Borrower and its Subsidiaries or (2) are restricted in favor of the Facilities (which may also secure other Indebtedness secured on a pari passu with or junior lien basis to the Facilities).

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

~~“U.S. Lender” means any Lender that is not a Foreign Lender.~~

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Public Law No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years (calculated to the nearest one-twenty fifth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock, multiplied by the amount of such payment, by

(2) the sum of all such payments; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being Refinanced (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable Refinancing will be disregarded.

“wholly owned” means, with respect to any Subsidiary of any Person, a Subsidiary of such Person one hundred percent (100%) of the outstanding Equity Interests of which (other than (i) directors’ qualifying shares and (ii) shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required by applicable Law) is at the time owned by such Person or by one or more wholly owned Subsidiaries of such Person.

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“Withdrawal Liability” means the liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such term is defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(1) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(2) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(3) References in this Agreement to an Exhibit, Schedule, Article, Section, Annex, clause or subclause refer (a) to the appropriate Exhibit or Schedule to, or Article, Section, clause or subclause in this Agreement or (b) to the extent such references are not present in this Agreement, to the Loan Document in which such reference appears, in each case as such Exhibit, Schedule, Article, Section, Annex, clause or subclause may be amended or supplemented from time to time.

(4) The term “including” is by way of example and not limitation.

(5) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(6) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(7) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(8) The word “or” is not intended to be exclusive unless expressly indicated otherwise.

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(9) With respect to any Default or Event of Default, the words “exists”, “is continuing” or similar expressions with respect thereto shall mean that the Default or Event of Default has occurred and has not yet been cured or waived. If, prior to the taking of any action under Section 8.02 (or the occurrence of any event set forth in the proviso thereto), any Default or Event of Default occurs due to (i) the failure by any Loan Party to take any action by a specified time, such Default or Event of Default shall be deemed to have been cured at the time, if any, that the applicable Loan Party takes such action or (ii) the taking of any action by any Loan Party that is not then permitted by the terms of this Agreement or any other Loan Document, then, so long as a Responsible Officer of the Borrower or any of its Subsidiaries did not have actual knowledge of such Default or Event of Default, such Default or Event of Default shall be deemed to be cured on the earlier to occur of (x) the date on which such action would be permitted at such time to be taken under this Agreement and the other Loan Documents, including pursuant to an applicable amendment or waiver permitting such action and (y) the date on which such action is unwound or otherwise modified to the extent necessary for such revised action to be permitted at such time by this Agreement and the other Loan Documents; provided that a Default or an Event of Default resulting from the failure to deliver a notice pursuant to such Section 6.03(1) or due to the making of any representation or warranty by any Loan Party or taking of any action by the Borrower or its Subsidiaries, in each case, which subsequent Default or Event of Default would not have arisen had the initial Default or Event of Default not occurred, shall cease to exist and be cured in all respects if the Default or Event of Default giving rise to such notice requirement or resulting in such subsequent Default or Event of Default shall have ceased to exist and/or be cured.

(10) For purposes of determining compliance with any Section of Article VII, in the event that any Lien, Investment, Indebtedness, Asset Sale, Restricted Payment, Affiliate Transaction, Contractual Obligation or prepayment of Indebtedness meets the criteria of one or more of the categories of transactions permitted pursuant to any clause of such Sections, such transaction (or portion thereof) at any time, shall be permitted under one or more of such clauses within the applicable Section as determined by the Borrower in its sole discretion at such time. Without limiting provisions herein that otherwise permit Incremental Amounts to be incurred or secured, for purposes of determining compliance with the incurrence of any Refinancing Indebtedness that restricts the amount of such Indebtedness relative to the amount of Refinanced Debt, the Borrower and Subsidiaries may incur an incremental principal amount of Refinancing Indebtedness in such refinancing to the extent that the excess portion of the Refinancing Indebtedness would otherwise be permitted to be incurred in accordance with this Agreement (provided that (1) any additional Indebtedness referenced in this sentence satisfies the other applicable requirements of the definition of Refinancing Indebtedness (with such additional amounts incurred constituting a utilization of the relevant basket or exception contained in Section 7.02(b) pursuant to which such additional amount is permitted) and (2) if such additional Indebtedness is secured, the Lien securing such Indebtedness satisfies the applicable requirements of Section 7.01). For purposes of determining compliance with the incurrence of any Indebtedness under Designated Revolving Commitments in reliance on compliance with any ratio or Basket, if on the date such Designated Revolving Commitments are established after giving pro forma effect to the incurrence of the entire committed amount of then proposed Indebtedness thereunder, then such committed amount under such Designated Revolving Commitments may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with any ratio.

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(11) For purposes hereof, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Subsidiaries.

(12) Each reference in the Loan Documents with respect to the priority of Liens shall be determined without regard to the control of applicable remedies, in each case, unless otherwise expressly stated in the Loan Documents in respect thereof.

(13) References to “incur” or “incurrence” of Indebtedness shall include a reference to “issue” or “issuance” as applicable, if such Indebtedness is in the form of Disqualified Stock.

Section 1.03 Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, as in effect from time to time.

If at any time any change in IFRS or the application thereof or any election by the Borrower to report in GAAP in lieu of IFRS for financial reporting purposes (any such election, a “GAAP Election”), would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in IFRS, the application thereof or any GAAP Election (subject to the approval of the Required Lenders not to be unreasonably withheld, conditioned or delayed); provided that, until so amended, (i) (A) such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with IFRS or the application thereof prior to such change therein and (B) the Borrower shall provide to the Administrative Agent and the Lenders a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of such ratio, basket, requirement or other provision made before and after giving effect to such change in IFRS, the application thereof or any GAAP Election or (ii) the Borrower may elect to fix IFRS (for purposes of such ratio, basket, requirement or other provision) as of another later date notified in writing to the Administrative Agent from time to time.

Section 1.04 Rounding. Any financial ratios required to be satisfied in order for a specific action to be permitted under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 References to Agreements, Laws, etc. Unless otherwise expressly provided herein, (1) references to Organizational Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by

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any Loan Document; and (2) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06 Times of Day and Timing of Payment and Performance. Unless otherwise specified, all references herein to times of day shall be references to New York time (daylight or standard, as applicable). When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day.

Section 1.07 Pro Forma and Other Calculations.

(1) Notwithstanding anything to the contrary herein, financial ratios and tests, including the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and the Total Net Leverage Ratio shall be calculated in the manner prescribed by this Section 1.07.

(2) For purposes of calculating any financial ratio or test (or Consolidated Net Income, Adjusted EBITDA or Total Assets), Specified Transactions (and, subject to clause (4) below, the incurrence or repayment of any Indebtedness in connection therewith) that have been made (a) during the applicable Test Period or (b) subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated Net Income, Adjusted EBITDA or Total Assets and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period (or, in the case of Total Assets, on the last day of the applicable Test Period). If since the beginning of any applicable Test Period any Person that subsequently became a Subsidiary (or Loan Party, as applicable) or was merged, amalgamated or consolidated with or into the Borrower or any Subsidiary (or Loan Party, as applicable) since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section 1.07, then such financial ratio or test (or Consolidated Net Income, Adjusted EBITDA or Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section 1.07 as if such Specified Transaction had occurred at the beginning of the most recently ended Test Period (or, in the case of Total Assets, on the last day of the applicable Test Period); provided that with respect to any pro forma calculations to be made in connection with any Permitted Acquisition or similar investment in respect of which financial statements for the applicable target are not available for the applicable Test Period, the Borrower shall determine such pro forma calculations on the basis of the available financial statements (even if for differing periods) or such other basis as determined in good faith by the Borrower, which available financial statements or such other basis shall be delivered to the Administrative Agent for distribution to the Lenders.

(3) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a Financial Officer of the Borrower and may include, for the avoidance of doubt, the amount of “run-rate” cost savings, synergies and operating expense reductions projected by the Borrower in good faith to result from or resulting from or related to any such Specified Transaction (including the applicable Transactions on the Closing Date) which is being given pro forma effect that have been realized or are expected to be realized and for which

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the actions necessary to realize such cost savings, operating expense reductions and synergies are taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) no later than twelve (12) months after the date of any such Specified Transaction (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period and “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements) net of the amount of actual benefits realized during such period from such actions, and any such adjustments shall be included in the initial pro forma calculations of such financial ratios or tests and during any subsequent Test Period in which the effects thereof are expected to be realized) relating to such Specified Transaction; provided that:

(a) such amounts are (i) reasonably identifiable and projected in the good faith judgment of the Borrower to result from such actions and (ii) such actions are taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) no later than twelve (12) months after the date of such Specified Transaction,

(b) no amounts shall be added to the extent duplicative of any amounts that are otherwise added back in computing Adjusted EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period; and

(c) (x) the foregoing cap shall include adjustments made in accordance with Regulation S-X and (y) that amounts added back pursuant to this clause (3), when combined with all other Combined Adjustment Amounts for such period, shall not exceed 10% of Adjusted EBITDA for such period calculated prior to giving effect to all such add-backs and adjustments, and being calculated on a pro forma basis.

(4) In the event that (a) the Borrower or any Subsidiary incurs (including by assumption or guarantees), issues or repays (including by redemption, repurchase, repayment, retirement or extinguishment) any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility or line of credit unless such Indebtedness has been permanently repaid and not replaced), (b) the Borrower or any Subsidiary issues, repurchases or redeems Disqualified Stock, (c) any Subsidiary issues, repurchases or redeems Preferred Stock or (d) the Borrower or any Subsidiary establishes or eliminates any Designated Revolving Commitments, in each case included in the calculations of any financial ratio or test, (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence, issuance, repayment or redemption of Indebtedness, issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, or establishment or elimination of any Designated Revolving Commitments, in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period (except in the case of the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or Total Net Leverage Ratio (or similar ratio), in which case such incurrence, issuance, repayment or redemption of

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Indebtedness, issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, or establishment or elimination of any Designated Revolving Commitments, in each case will be given effect, as if the same had occurred on the first day of the applicable Test Period) and, in the case of Indebtedness for all purposes as if such Indebtedness in the full amount of any undrawn Designated Revolving Commitments had been incurred thereunder throughout such period in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period.

(5) If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the First Lien Net Leverage Ratio, Secured Net Leverage Ratio and/or Total Net Leverage Ratio, is made had been the applicable rate for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, an interbank offered rate, or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or applicable Subsidiary may designate.

(6) Notwithstanding anything to the contrary in this Section 1.07 or in any classification under IFRS of any Person, business, assets or operations in respect of which a definitive agreement for the disposition thereof has been entered into, unless otherwise elected by the Borrower, no pro forma effect shall be given to any discontinued operations (and the Adjusted EBITDA attributable to any such Person, business, assets or operations shall not be excluded for any purposes hereunder) until such disposition shall have been consummated.

(7) Any determination of Total Assets shall be made by reference to the last day of the Test Period most recently ended on or prior to the relevant date of determination.

(8) If the Borrower or any Subsidiary incurs Indebtedness under a ratio-based basket, such ratio-based basket (together with any other ratio-based basket utilized in connection therewith, including in respect of other Indebtedness, Liens, Asset Sales, Investments, Dividends, or payments in respect of Restricted Junior ~~Indebtedness~~Debt) will be calculated excluding the cash proceeds of such Indebtedness for netting purposes; provided that the actual application of such proceeds may reduce Indebtedness for purposes of determining compliance with any applicable ratio.

(9) Notwithstanding anything to the contrary herein, other than with respect to dividends or distributions that constitute Restricted Payments permitted hereunder, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a covenant of this Agreement that does not require compliance with a financial ratio or test (including pro forma compliance with any First Lien Net Leverage Ratio test, any Secured Net Leverage Ratio test, any Total Net Leverage Ratio test and/or any other financial ratio or test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement in the same covenant that requires compliance with any such financial ratio or test (any such amounts, the “Incurrence

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Based Amounts”), it is understood and agreed that the Fixed Amounts (and any cash proceeds thereof) shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence Based Amounts in connection with such substantially concurrent incurrence with respect to the same covenant; provided that such incurrences under the Fixed Amount and the Incurrence Based Amounts must be with respect to the same transaction or series of related transactions. Notwithstanding anything in this Agreement or any Loan Document to the contrary, in calculating any Incurrence Based Amounts (a) any Indebtedness concurrently incurred to fund original issue discount or upfront fees and (b) any amounts incurred, or transactions entered into or consummated, in reliance on Fixed Amounts in a concurrent transaction, a single transaction or a series of related transactions with the amount incurred, or transaction entered into or consummated, under an applicable Incurrence Based Amount, in each case of the foregoing clauses (a) and (b), shall be disregarded in the calculation of such Incurrence Based Amount; provided that full pro forma effect shall be given to all applicable and related transactions (including the use of proceeds of all applicable Indebtedness incurred and any repayments, repurchases and redemptions of Indebtedness) and all other adjustments as to which pro forma effect may be given under this Section 1.07.

(10) If any Lien, Indebtedness, Disqualified Stock, Asset Sale, Investment, Restricted Payment, or other transaction, action, judgment or amount (any of the foregoing in concurrent transactions, a single transaction or a series of related transactions) is incurred, issued, taken or consummated in reliance on categories of Baskets measured by reference to a percentage of Adjusted EBITDA, and any Lien, Indebtedness, Disqualified Stock, Asset Sale, Investment, Restricted Payment, or other transaction, action, judgment or amount (including in connection with refinancing thereof) would subsequently exceed the applicable percentage of Adjusted EBITDA if calculated based on the Adjusted EBITDA on a later date (including the date of any refinancing or re- classification), such percentage of Adjusted EBITDA will not be deemed to be exceeded (so long as, in the case of refinancing any Indebtedness or Disqualified Stock (and any related Lien), the principal amount or the liquidation preference of such newly incurred or issued Indebtedness or Disqualified Stock does not exceed the maximum principal amount, liquidation preference or amount of Refinancing Indebtedness in respect of the Indebtedness or Disqualified Stock being refinanced, extended, replaced, refunded, renewed or defeased).

(11) Notwithstanding anything in this Agreement or any Loan Document to the contrary, when (a) any applicable financial ratio or test (including pro forma compliance with any ~~first~~First Lien Net Leverage Ratio test, Secured Net Leverage Ratio test, any Total Net Leverage Ratio test and/or any other financial ratio or test), (a “Financial Incurrence Test”), or availability under any Basket, in connection with any Limited Condition Transaction, the incurrence of any Indebtedness or any other transaction in connection with a Limited Condition Transaction and any actions or transactions related thereto (including for all purposes under this clause (11), the making of acquisitions and investments and/or the making of asset dispositions), (b) determining (i) compliance with any provision of this Agreement which requires that no Default or Event of Default (or any type of Default or Event of Default) has occurred, is continuing or would result therefrom, (ii) compliance with any provision of this Agreement which requires compliance with any representations and warranties set forth or referenced herein or (iii) the satisfaction of any other conditions, in each case under this clause (b), in connection with any Limited Condition Transaction, the incurrence of any Indebtedness or any other transaction in connection with a Limited Condition Transaction and any actions or transactions related thereto,

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in each case under the foregoing clauses (a) and (b), the date of determination of such Financial Incurrence Test, availability under any Basket or other provisions, determination of whether any Default or Event of Default (or any type of Default or Event of Default) has occurred, is continuing or would result therefrom, determination of compliance with any representations or warranties or the satisfaction of any other conditions shall, at the option of the Borrower (in its sole discretion) (the Borrower’s election to exercise such option, an “LCT Election,” which LCT Election may be in respect of one or more of clauses (a), (b)(i), (b)(ii) and (b)(iii) above), be deemed to be (I) any of the date the definitive agreements (or other relevant definitive documentation) for such Limited Condition Transaction or other transaction in connection with such Limited Condition Transaction or action or transaction related thereto, as applicable, are entered into or (II) the time of consummation of such Limited Condition Transaction or other transaction in connection therewith or action or transaction related thereto (provided that, notwithstanding the LCT Election made under the foregoing clauses (I) and (II), the Borrower may elect (in its sole discretion) to re- determine one or more of clauses (a), (b)(i), (b)(ii) and (b)(iii) above at the time of consummation of such Limited Condition Transaction or other transaction in connection therewith or action or transaction related thereto, so long as any applicable determination of whether any Event of Default under Section 8.01(1) or Section 8.01(6) is continuing shall also be made at such time) (such date in the foregoing clause (I) or (II), the “LCT Test Date”) and, subject to the other provisions of this Section 1.07(11), if, after giving pro forma effect to the Limited Condition Transaction or other transaction in connection therewith and any actions or transactions related thereto and any related pro forma adjustments, the Borrower or any of its Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such Basket (and any related requirements and conditions), such Basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes; provided, that compliance with such Baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction or other transaction incurred in connection therewith and any actions or transactions related thereto.

(12) For the avoidance of doubt, if the Borrower has made an LCT Election, (a) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such Financial Incurrence Test or Basket, including due to fluctuations in EBITDA or total assets of the Borrower or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations, (b) other than as expressly set forth in clause (11), if any related requirements and conditions (including as to the absence of any (or any type of) continuing Default or Event of Default and satisfaction of any representations and warranties) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of any Default or Event of Default or failure to satisfy any representations and warranties), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing and such representations and warranties shall be deemed to have been satisfied) and (c) in calculating the availability under any Financial Incurrence Test or Basket in connection with any action or transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is

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consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice or declaration for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such Financial Incurrence Test or Basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction and any actions or transactions related thereto.

Section 1.08 Available Amount Transaction. If more than one action occurs on any given date the permissibility of the taking of which is determined hereunder by reference to the Available Amount immediately prior to the taking of such action, the permissibility of the taking of each such action shall be determined independently and in no event may any two or more such actions be treated as occurring simultaneously, i.e., each transaction must constitute a permitted use of the Available Amount.

Section 1.09 Interest Rates. Upon the occurrence of a Benchmark Transition Event, Section 3.03(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent will promptly notify the Borrower, pursuant to Section 3.03(d) of any change to the reference rate upon which the interest rate on SOFR Loans are based. However, the Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of, performance of or any other matter related to Base Rate, the Benchmark or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate, the Benchmark or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of Base Rate, the Benchmark or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Base Rate, Benchmark or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to any Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.10 Currency Generally.

(1) The Borrower shall determine in good faith the dollar amount of any utilization or other measurement denominated in a currency other than Dollars for purposes of compliance with any Basket. For purposes of determining compliance with any Basket under Article VII or VIII with respect to any amount expressed in a currency other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Basket utilization occurs or other Basket measurement is made (so long as such Basket

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utilization or other measurement, at the time incurred, made or acquired, was permitted hereunder). Except with respect to any ratio calculated under any Basket, any subsequent change in rates of currency exchange with respect to any prior utilization or other measurement of a Basket previously made in reliance on such Basket (as the same may have been reallocated in accordance with this Agreement) shall be disregarded for purposes of determining any unutilized portion under such Basket.

(2) For purposes of determining the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and/or the Total Net Leverage Ratio, the amount of Indebtedness and cash and Cash Equivalents shall reflect the currency translation effects, determined in accordance with IFRS, of Hedging Obligations permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar equivalent of such Indebtedness.

(3) For purposes of determining compliance under any Basket under Article VII or VIII, any amount in a currency other than Dollars will be converted to Dollars in a manner consistent with that used in calculating net income in the Borrower’s annual financial statements delivered pursuant to Section 6.01(1) or, until the first such delivery, the Borrower’s last Form 20-F publicly filed prior to the Effective Date; provided, however, that the foregoing shall not be deemed to apply to the determination of any amount of Indebtedness. For purposes of determining compliance with any restriction on the incurrence of Indebtedness, the Dollar equivalent of the principal amount of Indebtedness denominated in a foreign currency being incurred shall be calculated based on the exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased.

Section 1.11 Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence,

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such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Article II

The Commitments and Borrowings

Section 2.01 The Loans. Subject to the terms and conditions set forth in Sections 4.01, 4.02 and 4.03 hereof,

(1) (x) each Term Lender set forth on Schedule 2.01 under the heading “Closing Date Term Loan Commitments” severally agrees to make to the Borrower on the Closing Date Closing Date Term Loans denominated in Dollars in an aggregate principal amount not to exceed such Term Lender’s Closing Date Term Loan Commitment on the Closing Date as set forth on Schedule 2.01 ~~and~~, (y) each Term Lender set forth on Schedule 2.01 under the heading “Second Out Term Loan Commitments” severally agrees to make to the Borrower on the Second Out Closing Date Second Out Term Loans denominated in Dollars in an aggregate principal amount not to exceed such Term Lender’s Second Out Term Loan Commitment on the Second Out Closing Date as set forth on Schedule 2.01~~.~~ and (z) each 2025 Incremental Term Loan Lender set forth on Schedule 2.01B to Amendment No. 2 under the heading “2025 Incremental Term Loan Commitments” severally agrees to make to the Borrower on the Amendment No. 2 Effective Date 2025 Incremental Term Loans denominated in Dollars in an aggregate principal amount not to exceed such 2025 Incremental Term Loan Lender’s 2025 Incremental Term Loan Commitment on the Amendment No. 2 Effective Date as set forth on Schedule 2.01B to Amendment No. 2.

(2) The Closing Date Term Loans and the 2025 Incremental Term Loans shall constitute a single Class of Loans hereunder. The Second Out Term Loans shall constitute a single Class of Loans hereunder. Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed. The Closing Date Term Loans ~~and~~, the Second Out Term Loans and the 2025 Incremental Term Loans may be Base Rate Loans or SOFR Loans, as further provided herein.

Section 2.02 Borrowings, Conversions and Continuations of Loans.

(1) Each Term Borrowing, each conversion of Term Loans from one Type to the other, and each continuation of SOFR Loans shall be made upon the Borrower’s irrevocable written notice, on behalf of the Borrower, to the Administrative Agent. Each such notice must be received by the Administrative Agent not later than 1:00 p.m., New York time, (a) three (3) Business Days prior to the requested date of any Borrowing or continuation of SOFR Loans or any conversion of Base Rate Loans to SOFR Loans and (b) one (1) Business Day prior to the requested date of any Borrowing of Base Rate Loans; provided that the notice referred to in subclause (a) above may be delivered one (1) Business Day prior to the Closing Date ~~or~~, the Second Out Closing Date or the Amendment No. 2 Effective Date, in the case of the Closing Date Term Loans ~~and~~, the Second Out Term Loans and the 2025 Incremental Term Loans, respectively. Each electronic notice by the Borrower pursuant to this Section 2.02(1) must be made by delivery to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Except as provided in Section 2.16, each Borrowing of, conversion to or continuation of SOFR Loans shall be in a principal amount of $1,000,000 or a whole multiple of

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$500,000 in excess thereof. Except as provided in Section 2.16, each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof. Each Committed Loan Notice shall specify:

(i) whether the Borrower is requesting a Term Borrowing, a conversion of Term Loans from one Type to the other or a continuation of SOFR Loans,

(ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day),

(iii) the principal amount of Loans to be borrowed, converted or continued,

(iv) [reserved],

(v) the Class and Type of Loans to be borrowed or to which existing Term Loans are to be converted,

(vi) if applicable, the duration of the Interest Period with respect thereto and

(vii) wire instructions of the account(s) to which funds are to be disbursed.

If the Borrower fails to specify a Type of Loan to be made in a Committed Loan Notice, then the applicable Loans shall be made as SOFR Loans with an Interest Period of one (1) month. If the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made or continued as the same Type of Loan, which if a SOFR Loan, shall have a one-month Interest Period. Any such automatic continuation of SOFR Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable SOFR Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of SOFR Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(2) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Pro Rata Share or other applicable share provided for under this Agreement of the applicable Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic continuation of SOFR Loans or continuation of Loans described in Section 2.02(1). In the case of each Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent by wire transfer in Same Day Funds to the Administrative Agent’s Account not later than, in the case of a Borrowing on the Closing Date ~~or~~, the Second Out Closing Date or the Amendment No. 2 Effective Date, 10:00 a.m., New York time, and otherwise 2:00 p.m., New York time, on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 or Section 4.03, as applicable, for the Borrowing on the ~~Closing Date,~~applicable date, and upon receipt and identification of all requested funds, the Administrative Agent shall make all funds so received available to the applicable Borrower in like funds as received by the Administrative Agent

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by wire transfer of such funds, in each case in accordance with instructions provided by the Borrower to (and reasonably acceptable to) the Administrative Agent.

(3) Except as otherwise provided herein, a SOFR Loan may be continued or converted only on the last day of an Interest Period for such SOFR Loan, unless the Borrower pays the amount due, if any, under Section 3.05 in connection therewith. Upon the occurrence and during the continuation of an Event of Default, the Administrative Agent at the direction of the Required Lenders under the applicable Facility may require by notice to the Borrower that no Loans may be converted to or continued as SOFR Loans (unless such Event of Default is an Event of Default under Section 8.01(1) or Section 8.01(6), in which case any SOFR Loan shall automatically convert to a Base Rate Loan on the last day of the Interest Period then in effect at the time of the occurrence of such Event of Default under Section 8.01(1) or Section 8.01(6)).

(4) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for SOFR Loans upon determination of such interest rate. The determination of Term SOFR by the Administrative Agent shall be conclusive in the absence of manifest error. At any time when Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the prime rate used in determining the Base Rate promptly following the public announcement of such change.

(5) After giving effect to all Term Borrowings, all conversions of Term Loans from one Type to the other, and all continuations of Term Loans as the same Type, there shall not be more than 6 Interest Periods in effect unless otherwise agreed in writing between the Borrower and the Administrative Agent; provided that after the establishment of any new Class of Loans pursuant to an Incremental Amendment or an Extension Amendment, the number of Interest Periods otherwise permitted by this Section 2.02(5) shall increase by three (3) Interest Periods for each applicable Class so established.

(6) The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

(7) Unless the Administrative Agent shall have received written notice from a Lender prior to the date of any Borrowing, or, in the case of any Borrowing of Base Rate Loan, prior to 1:00 p.m., New York time, on the date of such Borrowing, that such Lender will not make available to the Administrative Agent such Lender’s Pro Rata Share of such Borrowing, the Administrative Agent may assume that such Lender has made such Pro Rata Share available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (2) above, and the Administrative Agent may (but shall be under no obligation to), in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available, then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, each of such Lender and the Borrower severally agrees to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (a) in the case of the Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (b)

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in the case of such Lender, the Overnight Rate plus any administrative, processing or similar fees customarily charged by the Administrative Agent in accordance with the foregoing. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section 2.02(7) shall be conclusive in the absence of manifest error. If the Borrower and such Lender shall both pay all or any portion of the principal amount in respect of such Borrowing or interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such Borrowing or interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(8) In determining compliance with any condition hereunder to the funding of any advance or other action that by its terms must be fulfilled to the satisfaction of any Lender, the Administrative Agent may presume that such condition is satisfactory to each Lender unless the Administrative Agent shall have received notice to the contrary from such lender or counsel prior to the funding of such advance or taking of such other action.

Section 2.03 [Reserved].

Section 2.04 [Reserved].

Section 2.05 Prepayments.

(1) Optional.

(a) The Borrower may, upon written notice to the Administrative Agent by the Borrower, at any time or from time to time voluntarily prepay any Class or Classes of Term Loans in whole or in part, without any penalty or premium (except for the applicable Prepayment Premium with respect to the Closing Date Term Loans and the 2025 Incremental Term Loans as provided in Section 2.18); provided that

(i) such notice must be received by the Administrative Agent not later than 3:00 p.m., New York time, (A) three (3) Business Days prior to any date of prepayment of SOFR Loans and (B) one (1) Business Day prior to any date of prepayment of Base Rate Loans;

(ii) any partial prepayment of SOFR Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof or, if less, the entire principal amount thereof then outstanding; and

(iii) any prepayment of Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof or, if less, the entire principal amount thereof then outstanding.

Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each

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Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of such prepayment. If such notice is given, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Loan shall be accompanied by all accrued interest thereon, together with, in the case of a SOFR Loan, any additional amounts required pursuant to Section 3.05. In the case of each prepayment of the Loans pursuant to this Section 2.05(1), the Borrower may in its sole discretion select the Borrowing or Borrowings (and the order of maturity of principal payments) to be repaid, and such payment shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares or other applicable share provided for under this Agreement.

(b) Notwithstanding anything to the contrary, no voluntary prepayment of the Second Out Term Loans may be made under this Section 2.05(1) unless (x) such prepayment would be permitted if the Second Out Term Loans constituted Restricted Junior Debt and such prepayment were permitted under Section 7.05 (with any such prepayments of Second Out Term Loans being deemed to be a utilization of the applicable clause of Section 7.05), (y) such prepayment is made using the cash proceeds of any issuance of Capital Stock (other than Disqualified Stock) of the Borrower issued after the Closing Date or (z) the Closing Date Term Loans are not outstanding at the time of such prepayment.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind (or delay the date of prepayment identified in) any notice of prepayment under Section 2.05(1)(a) if such prepayment would have resulted from a refinancing of all or a portion of the applicable Facility, or other transaction or conditional event which refinancing or other transaction or conditional event shall not be consummated or shall otherwise be delayed.

(d) Except as otherwise set forth in any Incremental Amendment and subject to clause (b) above, each prepayment in respect of any Term Loans (other than with respect to Extended Loans) pursuant to this Section 2.05(1) may be applied to any Class of Term Loans as directed by the Borrower. Voluntary prepayments of any Class of Term Loans permitted hereunder shall be applied in a manner determined at the discretion of the Borrower and specified in the notice of prepayment, subject to clause (b) above; provided that the Borrower may prepay Term Loans of any Term Loan Class pursuant to this Section 2.05 without any requirement to prepay Extended Loans that were converted or exchanged from such Term Loan Class. Subject to Section 2.16(3) and to clause (b) above, in the event that the Borrower does not specify the order in which to apply prepayments to reduce scheduled installments of principal or as between Classes of Term Loans, the Borrower shall be deemed to have elected that such proceeds be applied to reduce the scheduled installments of principal in direct order of maturity on a pro rata basis among Term Loan Classes.

(e) Notwithstanding anything in any Loan Document to the contrary, so long as (x) no Event of Default has occurred and is continuing or shall occur as a result thereof and (y) no offer pursuant to this Section 2.05(1)(e) is made on a non-pro rata basis and no fees, consideration or other economics (other than customary backstop or arrangement fees) are offered or given on a non-pro rata basis in connection with any transaction pursuant to this Section 2.05(1)(e), any Borrower Party may prepay the outstanding Term Loans (which Term

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Loans shall, for the avoidance of doubt, be automatically and permanently canceled immediately upon such purchase or prepayment) without premium or penalty on the following basis:

(A) Any Borrower Party shall have the right to make a voluntary prepayment of Loans at a discount to par pursuant to a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offers or Borrower Solicitation of Discounted Prepayment Offers (any such prepayment, the “Discounted Term Loan Prepayment”), in each case made in accordance with this Section 2.05(1)(e) and without premium or penalty.

(B) Any Borrower Party may from time to time offer to make a Discounted Term Loan Prepayment by providing the Auction Agent with five (5) Business Days’ notice (or such shorter period as agreed by the Auction Agent) in the form of a Specified Discount Prepayment Notice; provided that (I) any such offer shall be made available, at the sole discretion of the applicable Borrower Party, to (x) each Term Lender or (y) each Term Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such offer shall specify the aggregate principal amount offered to be prepaid (the “Specified Discount Prepayment Amount”) with respect to each applicable Class, the Class or Classes of Term Loans subject to such offer and the specific percentage discount to par (the “Specified Discount”) of such Term Loans to be prepaid (it being understood that different Specified Discounts or Specified Discount Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(B)), (III) the Specified Discount Prepayment Amount shall be in an aggregate amount not less than $5,000,000 and whole increments of $1,000,000 in excess thereof and (IV) each such offer shall remain outstanding through the Specified Discount Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender and the Administrative Agent (to the extent the Administrative Agent is not the Auction Agent) with a copy of such Specified Discount Prepayment Notice and a form of the Specified Discount Prepayment Response to be completed and returned by each such Term Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Lenders (the “Specified Discount Prepayment Response Date”).

(2) Each Term Lender receiving such offer shall notify the Auction Agent (or its delegate) (with a copy to the Administrative Agent) (to the extent the Administrative Agent is not the Auction Agent) by the Specified Discount Prepayment Response Date whether or not it agrees to accept a prepayment of any of its applicable then outstanding Term Loans at the Specified Discount and, if so (such accepting Lender, a “Discount Prepayment Accepting Lender”), the amount and the Classes of such Lender’s Term Loans to be prepaid at such offered discount. Each acceptance of a Discounted Term Loan Prepayment by a Discount Prepayment Accepting Lender shall be irrevocable. Any Term Lender whose Specified Discount Prepayment Response is not received by the

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Auction Agent by the Specified Discount Prepayment Response Date shall be deemed to have declined to accept the applicable Borrower Offer of Specified Discount Prepayment.

(3) If there is at least one Discount Prepayment Accepting Lender, the relevant Borrower Party will make a prepayment of outstanding Term Loans pursuant to this paragraph (B) to each Discount Prepayment Accepting Lender in accordance with the respective outstanding amount and Classes of Term Loans specified in such Lender’s Specified Discount Prepayment Response given pursuant to subsection (2) above; provided that if the aggregate principal amount of Term Loans accepted for prepayment by all Discount Prepayment Accepting Lenders exceeds the Specified Discount Prepayment Amount, such prepayment shall be made pro rata among the Discount Prepayment Accepting Lenders in accordance with the respective principal amounts accepted to be prepaid by each such Discount Prepayment Accepting Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its reasonable discretion) will calculate such proration (the “Specified Discount Proration”). The Auction Agent shall promptly, and in any case within three (3) Business Days following the Specified Discount Prepayment Response Date, notify (I) the relevant Borrower Party of the respective Term Lenders’ responses to such offer, the Discounted Prepayment Effective Date and the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) the Administrative Agent (to the extent the Administrative Agent is not the Auction Agent) and each Term Lender of the Discounted Prepayment Effective Date, and the aggregate principal amount and the Classes of Term Loans to be prepaid at the Specified Discount on such date and (III) each Discount Prepayment Accepting Lender of the Specified Discount Proration, if any, and confirmation of the principal amount, Class and Type of Term Loans of such Lender to be prepaid at the Specified Discount on such date. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the applicable Borrower Party and such Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the applicable Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(C)

(1) Any Borrower Party may from time to time solicit Discount Range Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice (or such shorter period as agreed by the Auction Agent) in the form of a Discount Range Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Party, to (x) each Term Lender or (y) each Term Lender with

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respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate principal amount of the relevant Term Loans (the “Discount Range Prepayment Amount”), the Class or Classes of Term Loans subject to such offer and the maximum and minimum percentage discounts to par (the “Discount Range”) of the principal amount of such Term Loans with respect to each relevant Class of Term Loans willing to be prepaid by such Borrower Party (it being understood that different Discount Ranges or Discount Range Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(C)), (III) the Discount Range Prepayment Amount shall be in an aggregate amount not less than $5,000,000 and whole increments of $1,000,000 in excess thereof and (IV) unless rescinded, each such solicitation by the applicable Borrower Party shall remain outstanding through the Discount Range Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender and the Administrative Agent (to the extent the Administrative Agent is not the Auction Agent) with a copy of such Discount Range Prepayment Notice and a form of the Discount Range Prepayment Offer to be submitted by a responding Term Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Lenders (the “Discount Range Prepayment Response Date”). Each Term Lender’s Discount Range Prepayment Offer shall be irrevocable and shall specify a discount to par within the Discount Range (the “Submitted Discount”) at which such Lender is willing to allow prepayment of any or all of its then outstanding Term Loans of the applicable Class or Classes and the maximum aggregate principal amount and Classes of such Lender’s Term Loans (the “Submitted Amount”) such Term Lender is willing to have prepaid at the Submitted Discount. Any Term Lender whose Discount Range Prepayment Offer is not received by the Auction Agent by the Discount Range Prepayment Response Date shall be deemed to have declined to accept a Discounted Term Loan Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(2) The Auction Agent shall review all Discount Range Prepayment Offers received on or before the applicable Discount Range Prepayment Response Date and shall determine (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the Applicable Discount and Term Loans to be prepaid at such Applicable Discount in accordance with this subsection (C). The relevant Borrower Party agrees to accept on the Discount Range Prepayment Response Date all Discount Range Prepayment Offers received by the Auction Agent by the Discount Range Prepayment Response Date, in the order from the Submitted Discount that is the largest discount to par to the Submitted Discount that is the smallest discount to par, up to and including the Submitted Discount that is the

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smallest discount to par within the Discount Range (such Submitted Discount that is the smallest discount to par within the Discount Range being referred to as the “Applicable Discount”) which yields a Discounted Term Loan Prepayment in an aggregate principal amount equal to the lower of (I) the Discount Range Prepayment Amount and (II) the sum of all Submitted Amounts. Each Term Lender that has submitted a Discount Range Prepayment Offer to accept prepayment at a discount to par that is larger than or equal to the Applicable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Submitted Amount (subject to any required proration pursuant to the following subsection (3)) at the Applicable Discount (each such Term Lender, a “Participating Lender”).

(3) If there is at least one Participating Lender, the relevant Borrower Party will prepay the respective outstanding Term Loans of each Participating Lender in the aggregate principal amount and of the Classes specified in such Lender’s Discount Range Prepayment Offer at the Applicable Discount; provided that if the Submitted Amount by all Participating Lenders offered at a discount to par greater than the Applicable Discount exceeds the Discount Range Prepayment Amount, prepayment of the principal amount of the relevant Term Loans for those Participating Lenders whose Submitted Discount is a discount to par greater than or equal to the Applicable Discount (the “Identified Participating Lenders”) shall be made pro rata among the Identified Participating Lenders in accordance with the Submitted Amount of each such Identified Participating Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Discount Range Proration”). The Auction Agent shall promptly, and in any case within five (5) Business Days following the Discount Range Prepayment Response Date, notify (I) the relevant Borrower Party of the respective Term Lenders’ responses to such solicitation, the Discounted Prepayment Effective Date, the Applicable Discount, the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, the Applicable Discount and the aggregate principal amount and Classes of Term Loans to be prepaid at the Applicable Discount on such date, (III) each Participating Lender of the aggregate principal amount and Classes of such Term Lender to be prepaid at the Applicable Discount on such date and (IV) if applicable, each Identified Participating Lender of the Discount Range Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the relevant Borrower Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the applicable Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

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(D)

(1) Any Borrower Party may from time to time solicit Solicited Discounted Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Solicited Discounted Prepayment Notice (or such later notice specified therein); provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Party, to (x) each Term Lender or (y) each Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate amount of the Term Loans (the “Solicited Discounted Prepayment Amount”) and the Class or Classes of Term Loans the applicable Borrower Party is willing to prepay at a discount (it being understood that different Solicited Discounted Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(1)(e)(D)), (III) the Solicited Discounted Prepayment Amount shall be in an aggregate amount not less than $1,000,000 and whole increments of $500,000 in excess thereof and (IV) unless rescinded, each such solicitation by the applicable Borrower Party shall remain outstanding through the Solicited Discounted Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender and the Administrative Agent (to the extent the Administrative Agent is not the Auction Agent) with a copy of such Solicited Discounted Prepayment Notice and a form of the Solicited Discounted Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to such Term Lenders (the “Solicited Discounted Prepayment Response Date”). Each Term Lender’s Solicited Discounted Prepayment Offer shall (x) be irrevocable, (y) remain outstanding until the Acceptance Date and (z) specify both a discount to par (the “Offered Discount”) at which such Term Lender is willing to allow prepayment of its then outstanding Term Loan and the maximum aggregate principal amount and Classes of such Term Loans (the “Offered Amount”) such Term Lender is willing to have prepaid at the Offered Discount. Any Term Lender whose Solicited Discounted Prepayment Offer is not received by the Auction Agent by the Solicited Discounted Prepayment Response Date shall be deemed to have declined prepayment of any of its Term Loans at any discount.

(2) The Auction Agent shall promptly provide the relevant Borrower Party (with a copy to the Administrative Agent) (to the extent the Administrative Agent is not the Auction Agent) with a copy of all Solicited Discounted Prepayment Offers received on or before the Solicited Discounted Prepayment Response Date. Such Borrower Party shall review all such Solicited Discounted Prepayment Offers and select the largest of the Offered Discounts specified by the relevant responding Term Lenders in the Solicited Discounted Prepayment Offers that is acceptable to the

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applicable Borrower Party (the “Acceptable Discount”), if any. If the applicable Borrower Party elects to accept any Offered Discount as the Acceptable Discount, then as soon as practicable after the determination of the Acceptable Discount, but in no event later than by the third Business Day after the date of receipt by such Borrower Party from the Auction Agent of a copy of all Solicited Discounted Prepayment Offers pursuant to the first sentence of this subsection (2) (the “Acceptance Date”), the applicable Borrower Party shall submit an Acceptance and Prepayment Notice to the Auction Agent (with a copy to the Administrative Agent) (to the extent the Administrative Agent is not the Auction Agent) setting forth the Acceptable Discount. If the Auction Agent shall fail to receive an Acceptance and Prepayment Notice from the applicable Borrower Party by the Acceptance Date, such Borrower Party shall be deemed to have rejected all Solicited Discounted Prepayment Offers.

(3) Based upon the Acceptable Discount and the Solicited Discounted Prepayment Offers received by the Auction Agent by the Solicited Discounted Prepayment Response Date, within three (3) Business Days after receipt of an Acceptance and Prepayment Notice (the “Discounted Prepayment Determination Date”), the Auction Agent will determine (with the consent of such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the aggregate principal amount and the Classes of Term Loans (the “Acceptable Prepayment Amount”) to be prepaid by the relevant Borrower Party at the Acceptable Discount in accordance with this Section 2.05(1)(e)(D). If the applicable Borrower Party elects to accept any Acceptable Discount, then such Borrower Party agrees to accept all Solicited Discounted Prepayment Offers received by the Auction Agent by the Solicited Discounted Prepayment Response Date, in the order from largest Offered Discount to smallest Offered Discount, up to and including the Acceptable Discount. Each Term Lender that has submitted a Solicited Discounted Prepayment Offer with an Offered Discount that is greater than or equal to the Acceptable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Offered Amount (subject to any required pro-rata reduction pursuant to the following sentence) at the Acceptable Discount (each such Lender, a “Qualifying Lender”). The applicable Borrower Party will prepay outstanding Term Loans pursuant to this subsection (D) to each Qualifying Lender in the aggregate principal amount and of the Classes specified in such Lender’s Solicited Discounted Prepayment Offer at the Acceptable Discount; provided that if the aggregate Offered Amount by all Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount exceeds the Solicited Discounted Prepayment Amount, prepayment of the principal amount of the Term Loans for those Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount (the “Identified Qualifying Lenders”) shall be made pro rata among the Identified Qualifying Lenders in accordance with the Offered Amount of

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each such Identified Qualifying Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Solicited Discount Proration”). On or prior to the Discounted Prepayment Determination Date, the Auction Agent shall promptly notify (I) the relevant Borrower Party of the Discounted Prepayment Effective Date and Acceptable Prepayment Amount comprising the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) the Administrative Agent (to the extent the Administrative Agent is not the Auction Agent) and each Term Lender of the Discounted Prepayment Effective Date, the Acceptable Discount, and the Acceptable Prepayment Amount of all Term Loans and the Classes to be prepaid to be prepaid at the Applicable Discount on such date, (III) each Qualifying Lender of the aggregate principal amount and the Classes of such Term Lender to be prepaid at the Acceptable Discount on such date, and (IV) if applicable, each Identified Qualifying Lender of the Solicited Discount Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to such Borrower Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to such Borrower Party shall be due and payable by such Borrower Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(E) In connection with any Discounted Term Loan Prepayment, the Borrower Parties and the Term Lenders acknowledge and agree that the Auction Agent may require, as a condition to the applicable Discounted Term Loan Prepayment, the payment of customary fees and expenses from a Borrower Party to such Auction Agent for its own account in connection therewith.

(F) If any Term Loan is prepaid in accordance with subsections (B) through (D) above, a Borrower Party shall prepay such Term Loans on the Discounted Prepayment Effective Date. The relevant Borrower Party shall make such prepayment to the Administrative Agent, for the account of the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, by wire transfer to the Administrative Agent’s Account in immediately available funds not later than 12:00 p.m., New York time, on the Discounted Prepayment Effective Date and all such prepayments shall be applied to the relevant Class(es) of Term Loans and Lenders as specified by the applicable Borrower Party in the applicable offer. The Term Loans so prepaid shall be accompanied by all accrued and unpaid interest on the par principal amount so prepaid up to, but not including, the Discounted Prepayment Effective Date. Each prepayment of the outstanding Term Loans pursuant to this Section 2.05(1)(e) shall be paid to the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, and shall be applied to the relevant Loans of such Lenders in accordance with their respective applicable share as calculated by the Auction Agent in accordance with this Section 2.05(1)(e). The aggregate principal amount

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of the Classes and installments of the relevant Term Loans outstanding shall be deemed reduced by the full par value of the aggregate principal amount of the Classes of Term Loans prepaid on the Discounted Prepayment Effective Date in any Discounted Term Loan Prepayment. In connection with each prepayment pursuant to this Section 2.05(1)(e), the Borrower shall not be required to represent or warrant that it is not in possession of material non-public information (within the meaning of applicable securities Laws) with respect to the Borrower or any of its Subsidiaries or any of their respective securities.

(G) To the extent not expressly provided for herein, each Discounted Term Loan Prepayment shall be consummated pursuant to procedures consistent with the provisions in this Section 2.05(1)(e), established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the applicable Borrower Party.

(H) Notwithstanding anything in any Loan Document to the contrary, for purposes of this Section 2.05(1)(e), each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next succeeding Business Day.

(I) Each of the Borrower Parties and the Term Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this Section 2.05(1)(e) by itself or through any Affiliate of the Auction Agent and expressly consents to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any Discounted Term Loan Prepayment provided for in this Section 2.05(1)(e) as well as activities of the Auction Agent.

(J) Each Borrower Party shall have the right, by written notice to the Auction Agent (with a copy to the Administrative Agent) (to the extent the Administrative Agent is not the Auction Agent), to revoke in full (but not in part) its offer to make a Discounted Term Loan Prepayment and rescind the applicable Specified Discount Prepayment Notice, Discount Range Prepayment Notice or Solicited Discounted Prepayment Notice therefor at its discretion at any time on or prior to the applicable Specified Discount Prepayment Response Date, Discount Range Prepayment Response Date or Solicited Discounted Prepayment Response Date (and if such offer is revoked pursuant to the preceding clauses, any failure by such Borrower Party to make any prepayment to a Lender, as applicable, pursuant to this Section 2.05(1)(e) shall not constitute a Default or Event of Default under Section 8.01 or otherwise).

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(K) The Administrative Agent (i) shall not be required to serve as the Auction Agent or have any other obligations to participate in (other than mechanical administrative duties), or facilitate any Discounted Term Loan Prepayment unless it is reasonably satisfied with the terms and restrictions thereof (for the avoidance of doubt, the Administrative Agent shall not be required to serve as Auction Agent whether or not it is satisfied with the terms and restrictions thereof) and (ii) shall not have any obligation to participate in, arrange, sell or otherwise facilitate, and will have no liability in connection with, any open market repurchases by the Borrower or any of its Subsidiaries. If the Administrative Agent agrees to serve as Auction Agent, all provisions of Article IX and Sections 8.03, 10.04, and 10.05 herein shall inure to the benefit of the Auction Agent and shall be binding upon all Loan Parties and all Secured Parties in connection with this Agreement and the other Loan Documents as if all references herein and therein to “Administrative Agent” were to “Auction Agent”.

(2) Mandatory.

(a) Within five (5) Business Days after financial statements are required to be delivered pursuant to Section 6.01(1) and the related Compliance Certificate is required to be delivered pursuant to Section 6.02(1), commencing with the delivery of financial statements for the Fiscal Year ending on December 31, 2026 for each Excess Cash Flow Period, the Borrower shall, subject to clauses (g) and (h) of this Section 2.05(2), prepay, or cause to be prepaid, an aggregate principal amount of Term Loans (the “ECF Payment Amount”) equal to 50% (such percentage as it may be reduced as described below, the “ECF Percentage”) of Excess Cash Flow , if any, for such Excess Cash Flow Period covered by such financial statements (such payment, the “ECF Payment”) minus the sum of the following:

(i) all voluntary prepayments, repurchases or redemptions of Closing Date Term Loans, 2025 Incremental Term Loans and other Term Loans that are secured, in whole or in part, by the Collateral on a pari passu basis with the Closing Date Term Loans and the 2025 Incremental Term Loans (in an amount, in each case, in the case of prepayments pursuant to Section 2.05(1)(e) equal to the discounted amount actually paid in respect of the principal amount of such Term Loans and only to the extent, in each case, that such Loans have been cancelled) (including prepayments made after the end of the Fiscal Year covered by the relevant financial statements but prior to the making of such ECF Payment (such payments, the “After Year-End Payment”);

(ii) [reserved];

(iii) [reserved]; and

(iv) all voluntary prepayments, repurchases or redemptions of Indebtedness in respect of any revolving facility that is secured on a pari passu basis with the Closing Date Term Loans and the 2025 Incremental Term Loans (to the extent accompanied by a permanent reduction in the corresponding revolving commitments) (including to the extent prepaid pursuant to an After Year-End Payment);

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(v) without duplication of amounts deducted pursuant to clause (2)(f) of the definition of Excess Cash Flow with respect to the applicable, or any prior, Excess Cash Flow Periods (and without duplication of amounts deducted pursuant to this clause (v) in respect of prior Excess Cash Flow Periods), the amount of cash consideration paid by the Borrower and its Subsidiaries (on a consolidated basis) in connection with investments made during such Excess Cash Flow Period or, at the option of the Borrower, after such Excess Cash Flow Period but prior to the date a prepayment pursuant to this Section 2.05(2)(a) is required to be made in respect of such Excess Cash Flow Period (including Permitted Acquisitions, investments constituting Permitted Investments and Investments made pursuant to Section 7.05); and

(vi) without duplication of amounts deducted pursuant to clause (2)(b) of the definition of Excess Cash Flow with respect to the applicable, or any prior, Excess Cash Flow Periods (and without duplication of amounts deducted pursuant to this clause (vi) in respect of prior Excess Cash Flow Periods), the amount of Capital Expenditures, Capitalized Software Expenditures or acquisitions of Proprietary Rights (including research and development activities in connection with potential Proprietary Rights) accrued or made (unless previously deducted when accrued) in cash during such Excess Cash Flow Period or, at the option of the Borrower, after such Excess Cash Flow Period but prior to the date a prepayment pursuant to this Section 2.05(2)(a) is required to be made in respect of such Excess Cash Flow Period, in the case of each of the immediately preceding clauses (i) through (vi), made during such Fiscal Year (without duplication of any payments, prepayments, repurchases or redemptions in such Fiscal Year that reduced the amount of Excess Cash Flow required to be repaid pursuant to this Section 2.05(2)(a) for any prior Fiscal Year) or in connection with an After Year-End Payment, and in each case to the extent such prepayments are not funded with the proceeds of Funded Debt or any Cure Amount;

provided that (x) a prepayment of Term Loans pursuant to this Section 2.05(2)(a) in respect of any Excess Cash Flow Period shall only be required in the amount (if any) by which the ECF Payment Amount for such ~~excess~~Excess Cash Flow Period exceeds $10,000,000 and (y) the ECF Percentage for any Fiscal Year shall be (i) 50%, if the Total Net Leverage Ratio as of the end of such Fiscal Year was greater than 4.00 to 1.00, (ii) reduced to 25% if the Total Net Leverage Ratio as of the end of such Fiscal Year was less than or equal to 4.00 to 1.00, but greater than 3.50 to 1.00 and (iii) and reduced to 0%, if the Total Net Leverage Ratio as of the end of such Fiscal Year was less than or equal to 3.50 to 1.00;

(and it being understood that following the making of any After Year-End Payment, (i) the Total Net Leverage Ratio shall be recalculated giving pro forma effect to such After Year-End Payment as if such payment were made during the Fiscal Year of the applicable ECF Payment and the ECF Percentage for purposes of making such ECF Payment shall be determined by reference to the Total Net Leverage Ratio after giving effect to such recalculation and (ii) if such After Year-End Payment is taken into account for such calculation, the After Year-End Payment shall not be applied to the calculation of the Total Net Leverage Ratio for purposes of determining the ECF Percentage for any subsequent ECF Payment).

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(b) Subject to the last paragraph of this Section 2.05(2), (i) if (x) the Borrower or any Subsidiary makes an Asset Sale or (y) any Casualty Event occurs, which results in the realization or receipt by the Borrower or such Subsidiary of Net Proceeds, the Borrower shall, subject to any Applicable Intercreditor Agreement, prepay, or cause to be prepaid, on or prior to the date which is ten (10) Business Days after the date of the realization or receipt by the Borrower or such Subsidiary of such Net Proceeds, subject to clause (ii) of this Section 2.05(2)(b) and clauses (2)(g) and (h) of this Section 2.05, an aggregate principal amount of Term Loans equal to 100% of all Net Proceeds; provided that no prepayment shall be required pursuant to this Section 2.05(2)(b)(i) with respect to such portion of such Net Proceeds that (x) the Borrower shall have, on or prior to such date, given written notice to the Administrative Agent of its intent to reinvest (or entered into a binding commitment to reinvest) in accordance with Section 2.05(2)(b)(ii) or (y) received by the Borrower for any Specified Disposition so long as such Specified Disposition is completed within twelve (12) months following the Closing Date and the Net Proceeds from such Specified Disposition are used for general corporate purposes not prohibited by the terms of this Agreement.

(ii) With respect to any Net Proceeds realized or received with respect to any Asset Sale or any Casualty Event, the Borrower or any Subsidiary, at its option, may reinvest all or any portion of such Net Proceeds in the business of the Borrower and its Subsidiaries (including Permitted Acquisitions (and similar Investments), Capital Expenditures and research and development activities in connection with assets used in or useful to the business of the Borrower and its Subsidiaries) within (x) twelve (12) months following receipt of such Net Proceeds or (y) if the Borrower or any Subsidiary enters into a legally binding commitment to reinvest such Net Proceeds within twelve (12) months following receipt thereof, within eighteen (18) months following receipt thereof; provided that if any Net Proceeds are no longer intended to be or cannot be so reinvested at any time after delivery of a notice of reinvestment election, and subject to clauses (g) and (h) of this Section 2.05(2), an amount equal to any such Net Proceeds shall be applied within five (5) Business Days after the Borrower reasonably determines that such Net Proceeds are no longer intended to be or cannot be so reinvested to the prepayment of the Term Loans as set forth in this Section 2.05.

(c) [Reserved].

(d) If the Borrower or any Subsidiary incurs or issues any Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.02(b), the Borrower shall prepay, or cause to be prepaid, an aggregate principal amount of Term Loans of any Class or Classes (in each case, in accordance with this Section 2.05) equal to 100% of all Net Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt by the Borrower or such Subsidiary of such Net Proceeds.

(e) Except as otherwise set forth in any Extension Amendment or Incremental Amendment,

(i) each prepayment of Term Loans required by Sections 2.05(2)(a) through (d) shall be applied first, to each Class of Term Loans (other than the Second Out Term Loans) then outstanding on a pro rata basis until such Classes of Term Loans (other

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than the Second Out Term Loans) are prepaid in full and second, to the Second Out Term Loans on a pro rata basis until such Second Out Term Loans are prepaid in full;

(ii) with respect to each Class of Loans, each prepayment pursuant to clauses (a) through (d) of Section 2.05(2) shall be applied to remaining scheduled installments of principal thereof following the date of prepayment on a pro rata basis; and

(iii) each such prepayment shall be paid to the Lenders in accordance with their respective Pro Rata Shares of such prepayment;

provided that with respect to the allocation of such prepayments under this clause (e) between a Class of existing Loans and a Class of Extended Loans, to the extent that the Borrower may allocate between such classes, the Borrower may allocate such prepayments as the Borrower may specify, subject always to the limitation that the Borrower may not allocate to such Extended Loans any such mandatory prepayment (other than in the case of a refinancing of Extended Loans) unless such prepayment under this clause (e) is accompanied by at least a pro rata prepayment, based upon the applicable remaining scheduled installments of principal due in respect thereof, of the Term Loans of the Class, if any, from which such Extended Loans were converted or exchanged (or such Term Loans of such existing Class have otherwise been repaid in full).

(f) [Reserved].

(g) The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Term Loans required to be made pursuant to this Section 2.05(2) by 3:00 p.m. at least four (4) Business Days prior to the date of such prepayment. Each such notice shall specify the date of such prepayment, the subsection of this Agreement pursuant to which such prepayment is being made and provide a reasonably detailed calculation of the aggregate amount of such prepayment to be made by the Borrower. The Administrative Agent will promptly notify each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Pro Rata Share of the prepayment or other applicable share provided for under this Agreement. Each Term Lender may reject all or a portion of its Pro Rata Share, or other applicable share provided for under this Agreement, of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to clauses (a) and (b) of this Section 2.05(2) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 3:00 p.m., New York time, at least two (2) Business Days prior to the scheduled date of such prepayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory repayment of Term Loans to be rejected by such Lender. If a Term Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Term Loans. Any Declined Proceeds remaining shall be offered to all Lenders which have not declined proceeds of the applicable prepayment event (on a pro rata basis as among such non-declining Lenders) and, to the extent that any such non-declining Lender does not accept such offer by 3:00 p.m., New York time, at least one (1) Business Day prior to the date of such prepayment, such remaining Declined Proceeds shall be retained by the Borrower and shall increase the Available Amount pursuant to clause (6) of the definition thereof or may be otherwise applied as set forth herein.

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(h) Notwithstanding any other provisions of this Section 2.05(2), (A) to the extent that any or all of the Net Proceeds of any Asset Sale by a Foreign Subsidiary giving rise to a prepayment event pursuant to Section 2.05(2)(b) (a “Foreign Asset Sale”), the Net Proceeds of any Casualty Event from a Foreign Subsidiary (a “Foreign Casualty Event”), or all or a portion of Excess Cash Flow are prohibited or delayed by applicable local law from being repatriated to the United States or Luxembourg, the portion of such Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(2) but may be retained by the applicable Foreign Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to the United States or Luxembourg (the Borrower hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all commercially reasonable actions available under by the applicable local law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds or Excess Cash Flow is permitted under the applicable local law such repatriation will be promptly effected and an amount equal to such repatriated Net Proceeds or Excess Cash Flow will be promptly (and in any event not later than two (2) Business Days after such repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 2.05(2) to the extent otherwise provided herein and (B) to the extent that the Borrower has determined in good faith that repatriation of any or all or the Net Proceeds of any Foreign Asset Sale or Foreign Casualty Event or Excess Cash Flow would have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation) with respect to such Net Proceeds or Excess Cash Flow, the Net Proceeds or Excess Cash Flow so affected may be retained by the applicable Foreign Subsidiary.

(i) Interest, Funding Losses, etc. All prepayments under this Section 2.05 shall be accompanied by all accrued interest thereon, together with, in the case of any such prepayment of a SOFR Loan on a date prior to the last day of an Interest Period therefor, any amounts owing in respect of such SOFR Loan pursuant to Section 3.05.

Notwithstanding any of the other provisions of this Section 2.05, so long as no Event of Default shall have occurred and be continuing, if any prepayment of SOFR Loans is required to be made under this Section 2.05 prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such SOFR Loan prior to the last day of the Interest Period therefor, the Borrower may, in its discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made thereunder together with accrued interest to the last day of such Interest Period into a Cash Collateral Account until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of this Section 2.05. Such deposit shall be deemed to be a prepayment of such Loans by the Borrower for all purposes under this Agreement.

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Section 2.06 Termination or Reduction of Commitments.

(1) Optional. The Borrower may, upon written notice by the Borrower to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class, in each case without premium or penalty; provided that:

(a) any such notice shall be received by the Administrative Agent by 3:00 p.m. New York time three (3) Business Days prior to the date of termination or reduction; and

(b) any such partial reduction shall be in an aggregate amount of $1,000,000 or any whole multiple of $500,000 in excess thereof or, if less, the entire amount thereof.

(2) Mandatory. (x) The Closing Date Term Loan Commitment of each Term Lender on the Closing Date shall be automatically and permanently reduced to $0 (i) upon the making of such Lender’s Closing Date Term Loans to the Borrower pursuant to Section 2.01 or (ii) if the conditions to funding the Closing Date Term Loans in Section 4.02 are not satisfied on or prior to [***]~~and~~, (y) the Second Out Term Loan Commitment of each Term Lender on the Second Out Closing Date shall be automatically and permanently reduced to $0 (i) upon the making of such Lender’s Second Out Term Loans to the Borrower pursuant to Section 2.01 or (ii) if the conditions to funding the Second Out Term Loans in Section 4.03 are not satisfied on or prior to [***]~~.~~ and (z) the 2025 Incremental Term Loan Commitment of each 2025 Incremental Term Loan Lender on the Amendment No. 2 Effective Date shall be automatically and permanently reduced to $0 upon the making of such Lender’s 2025 Incremental Term Loans to the Borrower pursuant to Section 2.01.

(3) Application of Commitment Reductions. Upon any reduction of unused Commitments of any Class, the Commitment of each Lender of such Class shall be reduced by such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the amount by which such Commitments are reduced (other than the termination of the Commitment of any Lender as provided in Section 3.07).

Section 2.07 Repayment of Loans.

The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders on the last Business Day of each Fiscal Quarter until the Maturity Date, commencing with the last Business Day of the Fiscal Quarter ending September 30, 2024, in equal quarterly installments, an amount equal to the following:

(1) prior to the Amendment No. 2 Effective Date, with respect to the Closing Date Term Loans, 0.25% of the aggregate principal amount of the Closing Date Term Loans outstanding on the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05);

(2) from and after the Amendment No. 2 Effective Date, $2,675,692.70; provided that, in connection with any Incremental Term Loans that constitute part of the same Class as the Closing Date Term Loans and the 2025 Incremental Term Loans, the Borrower and the Administrative Agent shall be permitted to adjust the rate of repayment in respect of such Class

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such that the Term Lenders holding ~~Closing Date~~such Term Loans comprising part of such Class continue to receive a payment that is not less than the same Dollar amount that such Term Lenders would have received absent the incurrence of such Incremental Term Loans; provided, further, that if such Incremental Term Loans are to be “fungible” with the Closing Date Term Loans and the 2025 Incremental Term Loans notwithstanding any other conditions specified in this Section 2.07(1)(a), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by Borrower and the Administrative Agent to provide that the Incremental Term Loans will be (or will be deemed to be) “fungible” with the Closing Date Term Loans and the 2025 Incremental Term Loans,

(~~2~~3) on the Maturity Date for the ~~Closing Date~~ Term Loans ~~and~~of the ~~Second Out Term Loans~~relevant Class, the aggregate principal amount of all ~~Closing Date~~ Term Loans ~~and Second Out Term Loans~~of such Class outstanding on such date, and

(~~3~~4) the aggregate principal amount of all other Incremental Term Loans, all Extended ~~Term~~ Loans of a given Term Loan Extension Series, as applicable, outstanding on the date(s) set forth in, and otherwise in accordance with, the applicable Incremental Amendment or Extension Amendment, as applicable.

Section 2.08 Interest.

(1) Subject to the provisions of Section 2.08(2), (a) each SOFR Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to Term SOFR, for such Interest Period, plus the Applicable Rate and (b) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable Borrowing date at a rate per annum equal to the Base Rate, plus the Applicable Rate.

(2) During the continuance of an Event of Default, the Borrower shall pay interest on all principal and all other amounts outstanding hereunder at the direction (which direction may be provided retroactively to the extent not applied following the occurrence of such Event of Default so long as such Event of Default is continuing) of the Required Lenders (unless such Event of Default is an Event of Default under Section 8.01(1) or Section 8.01(6), in which case the Default Rate shall automatically accrue upon the occurrence of such Event of Default under Section 8.01(1) or Section 8.01(6)), in each case at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws; provided that no interest at the Default Rate shall accrue or be payable to a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Accrued and unpaid interest on such amounts shall be due and payable upon demand.

(3) (A) Interest on each Loan (other than the Second Out Term Loans) shall be due and payable in arrears in cash on each Interest Payment Date applicable thereto and at such other times as may be specified herein; provided that with respect to any Interest Payment Date applicable to the Closing Date Term Loans ending on or before June 30, 2025, the Borrower may elect in its sole discretion by written notice delivered to the Administrative Agent no later than five (5) Business Days prior to such Interest Payment Date (each such election, a “PIK Interest Election”), to pay up to one hundred percent (100%) of such interest as payment-in-kind interest (“PIK Interest”), in lieu of cash interest for the relevant Interest Period, with any remaining

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portion of interest due on such Interest Payment Date due and payable in cash as set forth above. (B) Interest on the Second Out Term Loans shall be due and payable in arrears in PIK Interest on each Interest Payment Date applicable thereto and at such other times as may be specified herein. All PIK Interest shall be added to the aggregate principal balance of the applicable Loan (based on the amount of each applicable Lender’s Pro Rata Share) on such Interest Payment Date, after which time such interest amount shall be considered principal of the applicable Loan for all purposes under this Agreement and shall be payable on the Maturity Date. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law. On or after the Amendment No. 2 Effective Date, no PIK Interest Election under this Section 2.08(3) shall be made.

Section 2.09 Fees. The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified (including the fees due and owing to the Administrative Agent and Collateral Agent pursuant to the Agency Fee Letter). Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed in writing between the Borrower and the applicable Agent).

Section 2.10 Computation of Interest and Fees. All computations of interest for Base Rate Loans shall be made on the basis of a year of three hundred sixty-five (365) days or three hundred sixty-six (366) days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred sixty (360)-day year and actual days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(1), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error. In connection with the use or administration of Term SOFR, the Administrative Agent in consultation with the Borrower will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

Section 2.11 Evidence of Indebtedness.

(1) The Term Borrowings made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury regulations Section 5f.103-1(c) and Section 1.163-5(b) of the proposed Treasury regulations, as applicable, as non-fiduciary agent for the Borrower, in each case in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Term Borrowings made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the

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accounts and records maintained by any Lender and the accounts and records of the Administrative Agent, as set forth in the Register, in respect of such matters, the accounts and records of the Administrative Agent, as set forth in the Register, shall control in the absence of manifest error. Upon the request of any Lender, the Borrower shall execute and deliver to such Lender a Term Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Term Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(2) [Reserved].

(3) Entries made in good faith by the Administrative Agent in the Register pursuant to Section 2.11(1), and by each Lender in its account or accounts pursuant to Section 2.11(1), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement and the other Loan Documents.

Section 2.12 Payments Generally.

(1) All payments hereunder to be made by the Borrower shall be made in Dollars without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, by wire transfer to the Administrative Agent’s Account for payment and in Same Day Funds not later than 2:00 p.m., New York time, on the date specified herein. The Administrative Agent will promptly distribute to each Appropriate Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. Any payments under this Agreement that are made later than 2:00 p.m., New York time, may, in the Administrative Agent’s discretion be deemed to have been made on the next succeeding Business Day (but the Administrative Agent may extend such deadline for purposes of computing interest and fees (but not beyond the end of such day) in its sole discretion whether or not such payments are in process).

(2) If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(3) Unless the Borrower or any Lender has notified the Administrative Agent, in writing prior to the date, or in the case of any Borrowing of Base Rate Loans, prior to 12:00 p.m., New York time, on the date of such Borrowing, any payment is required to be made by it to the Administrative Agent hereunder (in the case of the Borrower, for the account of any Lender hereunder or, in the case of the Lenders, for the account of the Borrower hereunder), that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such

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payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in Same Day Funds, then:

(a) if the Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in Same Day Funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in Same Day Funds at the applicable Overnight Rate from time to time in effect; and

(b) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in Same Day Funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at a rate per annum equal to the applicable Overnight Rate from time to time in effect. When such Lender makes payment to the Administrative Agent (together with all accrued interest thereon), then such payment amount (excluding the amount of any interest which may have accrued and been paid in respect of such late payment) shall constitute such Lender’s Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay such amount, or cause such amount to be paid, to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder. A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(3) shall be conclusive, absent manifest error.

(4) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Term Borrowing set forth in Section 4.02 or Section 4.03, as applicable, are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(5) The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any Loan on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan.

(6) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

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(7) Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.03 (or otherwise expressly set forth herein). If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the sum of the Outstanding Amount of all Loans outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender; provided that any such payment of Second Out Term Loans shall be limited as set forth in Section 2.05(1)(b).

Section 2.13 Sharing of Payments. Other than as expressly provided elsewhere ~~herein~~in this Agreement or Amendment No. 2 (including with respect to the Amendment No. 2 Transactions and any discounted prepayment of Term Loans pursuant to Section 2.05(1)(e) or Section 2.05(2)(g)), if any Lender of any Class shall obtain payment or any other form of consideration in respect of any principal of or interest on account of the Loans of such Class made by it (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (1) notify the Administrative Agent of such fact in writing, and (2) purchase from the other Lenders such participations in the Loans of such Class made by them, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of any principal of or interest on such Loans of such Class, pro rata with each of them; provided that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (a) the amount of such paying Lender’s required repayment to (b) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. For avoidance of doubt, the provisions of this Section 2.13 shall not be construed to apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement as in effect from time to time (including the application of funds arising from the existence of a Defaulting Lender) or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant permitted hereunder. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.10) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests,

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demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

Section 2.14 Incremental Facilities.

(1) Incremental Loan Request. The Borrower may at any time and from time to time after the Closing Date, by notice to the Administrative Agent (an “Incremental Loan Request”), request one or more new commitments which may be of the same Class as any outstanding Term Loans (a “Term Loan Increase”) or a new Class of Term Loans (collectively with any Term Loan Increase, the “Incremental Term Commitments” or the “Incremental Commitments”), whereupon the Administrative Agent shall promptly deliver a copy of such Incremental Loan Request to each of the Lenders. Each Incremental Loan Request from the Borrower pursuant to this Section 2.14 shall set forth the requested amount and proposed terms of the relevant Incremental Term Commitments.

(2) Incremental Loans. Any Incremental Term Loans effected through the establishment of one or more new Term Loans made on an Incremental Facility Closing Date (other than a Term Loan Increase) shall be designated a separate Class of Incremental Term Loans for all purposes of this Agreement. On any Incremental Facility Closing Date on which any Incremental Term Commitments of any Class are effected (including through any Term Loan Increase), subject to the satisfaction of the terms and conditions in this Section 2.14, (a) each Incremental Term Lender of such Class shall make a Loan to the Borrower (an “Incremental Term Loan”) in an amount equal to its Incremental Term Commitment of such Class and (b) each Incremental Term Lender of such Class shall become a Lender hereunder with respect to the Incremental Term Commitment of such Class and the Incremental Term Loans of such Class made pursuant thereto.

(3) Incremental Lenders.

(a) Incremental Term Loans may be made by any existing Lender as approved by the Borrower (but no existing Lender will have an obligation to provide any Incremental Commitment (or make any Incremental Term Loan) (each such existing Lender or Additional Lender providing such Loan or Commitment, an “Incremental Term Lender” or “Incremental Lenders”); provided that the Administrative Agent shall have consented (not to be unreasonably withheld, conditioned or delayed) to such Additional Lender’s making such Incremental Term Loans to the extent such consent, if any, would be required under Section 10.07(~~2~~b) for an assignment of Loans to such Additional Lender.

(b) ~~The~~Except with respect to the 2025 Incremental Term Loan Commitments and the 2025 Incremental Term Loans, the Borrower shall first seek any Incremental Term Loans from the existing Lenders on a bona fide and pro rata basis, and each such Lender shall, by written notice to the Borrower or the Administrative Agent not more than five (5) days after the date of such Lender’s receipt of the applicable Incremental Loan Request from the Borrower or the Administrative Agent, as applicable, either elect to provide its pro rata portion of the offered amount of such Incremental Term Loan or decline (in each case, in such Lender’s sole discretion) to provide such pro rata portion of the offered amount of such Incremental Term Loan (and any

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such Lender that does not deliver such a written notice within such period of five (5) days shall be deemed to have declined to provide such pro rata portion of the offered amount of such Incremental Term Loan). In the event that any existing Lender declines to provide its pro rata share of such Incremental Term Loan, the Borrower may then seek the balance of each declining Lender’s pro rata share of such Incremental Term Loan on the same terms from any additional bank, financial institution or other Person so long as such additional bank, financial institution or other Person shall be reasonably satisfactory to the Borrower and consented to (to the extent required by the proviso to clause (3)(a) above) by the Administrative Agent; provided that, the Borrower must first offer (in a bona fide offer in good faith) such declined pro rata share (which offer may be made concurrently with the initial bona fide offer in good faith) to the existing Lenders that have agreed to provide their ratable share of such Incremental Term Loan (the foregoing provisions of this Section 2.14(3)(b), the “ROFO Provision”).

(4) Effectiveness of Incremental Amendment. The effectiveness of any Incremental Amendment and the availability of any initial credit extensions thereunder shall be subject to the satisfaction on the date thereof (the “Incremental Facility Closing Date”) of each of the following conditions:

(a) (i) no Event of Default shall exist after giving effect to such Incremental Commitments (provided that, with respect to any Incremental Amendment in connection with a Limited Condition Transaction, the requirement pursuant to this clause (4)(a)(i) shall be that (x) no Event of Default shall exist on the LCT Test Date and (y) no Event of Default under Section 8.01(1) or Section 8.01(6) shall exist after giving effect to such Incremental Commitments), and (ii) the representations and warranties of the Borrower contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Incremental Amendment (provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date and any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates);

(b) each Incremental Term Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (provided that such amount may be less than $5,000,000 if such amount represents all remaining availability under the limit set forth in clause (c) of this Section 2.14(4));

(c) the aggregate outstanding principal amount of Incremental Term Loans shall not exceed the sum of the following:

(I) an amount that, together with the aggregate principal amount of Indebtedness incurred pursuant to Section 7.02(b)(12), does not exceed the greater of (i) $~~30,000,000~~169,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 30.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries (it being understood that the 2025 Incremental Term Loans shall be deemed to be an incurrence utilizing the foregoing clause (I)(i)); plus

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(II) the aggregate principal amount, without duplication, of (including, as applicable, prepayments, terminations, redemptions and purchases of such Indebtedness at or below par (in each case, in the principal amount of the Indebtedness or revolving commitments subject thereto) ~~(the “First Lien Voluntary Prepayments Amount”)~~ voluntary prepayments, redemptions or repurchases of Closing Date Term Loans, 2025 Incremental Term Loans and any other Indebtedness secured by the Collateral on a pari passu basis with the Obligations ((x) other than Second Out Term Loans and (y) in the case of revolving Indebtedness, accompanied by a permanent commitment reduction) (provided that the relevant prepayment, redemption, repurchase or commitment reduction under this clause (I) shall not have been funded with proceeds of long-term Indebtedness (other than revolving Indebtedness)), plus

(III) (x) in the case of any Incremental Loans or Incremental Commitments that effectively extend the Maturity Date of, or refinance, any Facility, an amount equal to the portion of the Facility to be replaced with (or refinanced by) such Incremental Loans or Incremental Commitments and (~~II~~y) in the case of any Incremental Loans or Incremental Commitments that effectively replace any Commitment or Loan that is terminated or cancelled in accordance with Section 3.07, an amount equal to the portion of the relevant terminated or cancelled Commitment or Loan, the amount available under this clause (c), the “Free and Clear Incremental Amount”.

(5) Required Terms. Except as set forth in clauses (a) through (c) below, the terms, provisions and documentation of the Incremental Term Loans and Incremental Term Commitments of any Class and any Term Loan Increase shall be as agreed between the Borrower and the applicable Incremental Lenders providing such Incremental Commitments, and except as otherwise set forth herein, to the extent not identical to the Closing Date Term Loans and the 2025 Incremental Term Loans existing on the Incremental Facility Closing Date, shall either, at the option of the Borrower, (a) be not materially more restrictive to the Borrower when taken as a whole (as determined by the Borrower in good faith) than the terms of the Closing Date Term Loans and the 2025 Incremental Term Loans except with respect to covenants and other terms applicable only to periods after the Latest Maturity Date in effect immediately prior to the incurrence of the Incremental Term Loans and Incremental Term Commitments, or (b) if clause (a) is not satisfied, be reasonably satisfactory to the Administrative Agent acting at the direction of the Required Lenders (provided that, at the Borrower’s election, to the extent any term or provision is added for the benefit of the Lenders of Incremental Term Loans, no consent shall be required from the Administrative Agent to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Lenders of the Closing Date Term Loans and the 2025 Incremental Term Loans; provided that in the case of a Term Loan Increase, the terms, provisions and documentation of such Term Loan Increase shall be identical (other than with respect to upfront fees, OID or similar fees, it being understood that, if required to consummate such Term Loan Increase transaction, the interest rate margins and rate floors may be increased, any call protection provision may be made more favorable to the applicable existing Lenders and additional upfront or similar fees may be payable to the lenders providing the Term

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Loan Increase) to the applicable Class of Term Loans being increased, in each case, as existing on the Incremental Facility Closing Date (provided that, if such Incremental Term Loans are to be “fungible” with the Closing Date Term Loans and the 2025 Incremental Term Loans, notwithstanding any other conditions specified in this Section 2.14(5), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by the Borrower and the Administrative Agent to ensure that such Incremental Term Loans will be “fungible” with the Closing Date Term Loans and the 2025 Incremental Term Loans). In any event:

(a) the Incremental Term Loans:

(I) (I) shall either rank equal in priority of right of payment with the Closing Date Term Loans and the 2025 Incremental Term Loans or junior in priority of right of payment to the Second Out Term Loans under this Agreement (as determined by the Borrower) and (II) to the extent secured, shall rank equal or junior in priority of right of security (but without regard to the control of remedies) with the Obligations under this Agreement;

(II) shall not mature earlier than the Original Term Loan Maturity Date,

(III) shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Closing Date Term Loans and the 2025 Incremental Term Loans on the date of incurrence of such Incremental Term Loan,

(IV) subject to clause (5)(a)(III) above and clause (5)(c) below, respectively, shall have amortization and an Applicable Rate determined by the Borrower and the applicable Incremental Term Lenders (provided, that if such Incremental Term Loans are to be “fungible” with any then-existing Class of Term Loans notwithstanding any other conditions specified in this Section 2.14(5)(a), the amortization schedule for such “fungible” Incremental Term Loan may provide for amortization in such other percentage(s) to be agreed by the Borrower and the Administrative Agent to ensure that the Incremental Term Loans will be (or will be deemed to be) “fungible” with such Class of Term Loans),

(V) may participate (x) on a pro rata basis, or on a less than or greater than pro rata basis, in any voluntary prepayment of Term Loans and (y) on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory prepayment of Term Loans under Section 2.05(2)(a), (b) or (d), in each case, as specified in the applicable Incremental Amendment,

(VI) shall be denominated in Dollars or, subject to the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), another currency as determined by the Borrower and the applicable Incremental Term Lenders,

(VII) shall not at any time be guaranteed by any Person other than the Guarantors, and

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(VIII) the obligations in respect thereof shall not be secured by any property or assets other than the Collateral;

(b) [reserved]; and

(c) the Applicable Rate and fees applicable to the Incremental Term Loans of each Class shall be determined by the Borrower and the applicable Incremental Term Lenders and shall be set forth in each applicable Incremental Amendment; provided, however, that with respect to Incremental Term Loans that are secured by the Collateral and rank equal in priority of right of security (but without regard to the control of remedies) with the Obligations under this Agreement (but without regard to the control of remedies), the Effective Yield applicable to such Incremental Term Loans shall not be greater than the Effective Yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to the Closing Date Term Loans ~~(but calculated without regard to the PIK Interest Election)~~and the 2025 Incremental Term Loans plus 50 basis points per annum unless the Applicable Rate with respect to the Closing Date Term Loans and the 2025 Incremental Term Loans is increased so as to cause the Effective Yield then applicable under this Agreement with respect to the Closing Date Term Loans and the 2025 Incremental Term Loans to equal the Effective Yield then applicable to such Incremental Term Loans minus 50 basis points per annum (the “MFN Provision”).

(6) Incremental Amendment; Use of Proceeds; No Lender Obligated. Commitments in respect of Incremental Term Loans shall become Commitments, under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Incremental Lender providing such Incremental Commitments and the Administrative Agent.

Notwithstanding anything to the contrary in Section 10.01 (a) each Incremental Amendment may, without the consent of any other Loan Party, Agent or Lender, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14, including to effect technical and corresponding amendments to this Agreement and the other Loan Documents and (b) at the option of the Borrower in consultation with the Administrative Agent, incorporate terms that would be favorable to existing Lenders of the applicable Class or Classes for the benefit of such existing Lenders of the applicable Class or Classes (including to the extent necessary or advisable to allow any Class of Incremental Commitments to be a Term Loan Increase), in each case under this clause (b), so long as the Administrative Agent reasonably agrees that such modification is favorable to the applicable Lenders. At its option, the Administrative Agent may elect to require the direction of the Required Lenders in connection with the making of any determination or agreement to be made by the Administrative Agent contemplated by the foregoing sentence. In connection with any Incremental Amendment, the Borrower shall, if reasonably requested by the Administrative Agent, deliver customary reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Incremental Loans are provided with the benefit of the applicable Loan Documents. The Borrower may use the proceeds (if any) of the Incremental Loans for any purpose not prohibited by this Agreement. No Lender shall be obligated to provide any Incremental Commitments or Incremental Loans unless it so agrees.

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This Section 2.14 shall supersede any provisions in Section 2.12, 2.13 or 10.01 to the contrary. For the avoidance of doubt, any of the provisions of this Section 2.14 may be amended with the consent of the Required Lenders (or the applicable Required Facility Lenders, if applicable).

Section 2.15 [Reserved].

Section 2.16 Extensions of Loans.

(1) Extension Offers. Pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrower to all Lenders holding Loans or Commitments of a particular Class with a like Maturity Date, the Borrower may extend such Maturity Date and otherwise modify the terms of such Loans or Commitments pursuant to the terms set forth in an Extension Offer (each, an “Extension,” and each group of Loans or Commitments so extended, as well as any Loans of the same Class not so extended, each being a separate “tranche” for purposes of this Section 2.16). Each Extension Offer will specify the minimum amount of Loans or Commitments with respect to which an Extension Offer may be accepted, which will be an integral multiple of $500,000 and an aggregate principal amount that is not less than $1,000,000, or if less, (a) the aggregate principal amount of such Loans outstanding or (b) such lesser minimum amount as is approved by the Administrative Agent, such consent not to be unreasonably withheld, conditioned or delayed. Extension Offers will be made on a pro rata basis to all Lenders holding Loans or Commitments with a like Maturity Date. If the aggregate outstanding principal amount of such Loans (calculated on the face amount thereof) or Commitments in respect of which Lenders have accepted an Extension Offer exceeds the maximum aggregate principal amount of Loans or Commitments offered to be extended pursuant to such Extension Offer, then the Loans or Commitments of such Lenders will be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Lenders have accepted such Extension Offer. There is no requirement that any Extension Offer or Extension Amendment (defined as follows) be subject to any “most favored nation” pricing provisions or any financial ratio tests. The terms of an Extension Offer shall be determined by the Borrower, and Extension Offers may contain one or more conditions to their effectiveness, including a condition that a minimum amount of Loans or Commitments of any or all applicable tranches be tendered; provided that, to the extent the terms and conditions of any Extension Offer include the Loans that are the subject of such Extension Offer being extended in an aggregate principal amount that constitutes a discount to the par value thereof, the amount of Indebtedness able to be incurred under this Agreement shall be reduced by the amount of such discount.

(2) Extension Amendments. The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents (each, an “Extension Amendment”) as may be necessary or appropriate in order to effect the provisions of this Section 2.16, establish new tranches in respect of Extended Loans and Extended Commitments and such amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such Extended Loans and Extended Commitments. An Extension Amendment may (a) extend or add “call protection” to any existing Class of Term Loans, including by amendments to Section 2.18, (b) amend the schedule of amortization payments relating to any existing tranche of Term Loans, including by amendments to Section 2.07 (provided that any such amendment shall not decrease

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the dollar amount of any amortization payment to any Lender that would have otherwise been payable to such Lender prior to the effectiveness of the applicable Extension Amendment) and (c) to the extent the Borrower requests to make such Extended Loans part of another Class of Term Loans then existing, make other amendments to the terms of any such existing Term Loans, in the case of each clause (a), (b) and (c), so that such Extended Loans and the applicable existing Term Loans form the same Class of Term Loans; provided that such amendments are not adverse to the existing Term Loan Lenders (as determined in good faith by the Borrower) and no Event of Default under Section 8.01(1) or Section 8.01(6) shall have occurred and be continuing or result therefrom. This Section 2.16 supersedes any provision(s) in Section 2.13 or 10.01 to the contrary. Except (1) as otherwise set forth in an Extension Offer, there will be no conditions to the effectiveness of an Extension Amendment and (2) upon the effectiveness of an Extension Amendment, no Event of Default pursuant to Section 8.01(1) or Section 8.01(6) shall have occurred and be continuing. Extensions will not constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement. Any Lender of an existing Class of Term Loans that elects not to participate in Extended Loans or Extended Commitments of such Class of Term Loans shall be referred to herein as a “Non-Extended Lender”.

(3) Terms of Extension Offers and Extension Amendments. The terms of any Extended Loans and Extended Commitments will be set forth in an Extension Offer and as agreed between the Borrower and the Extending Lenders accepting such Extension Offer; provided that:

(a) the aggregate principal amount of Extended Loans or Extended Commitments shall not exceed the aggregate principal amount of the Loans or Commitments that are the subject of such Extension Offer, plus accrued interest, fees, premiums (if any) and penalties thereon and fees and expenses incurred in connection with such Extension Offer;

(b) the final maturity date of such Extended Loans and Extended Commitments will be no earlier than the Latest Maturity Date applicable to the Loans or Commitments subject to such Extension Offer;

(c) the Weighted Average Life to Maturity of any Extended Loans that are Term Loans will be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans subject to such Extension Offer;

(d) any Extended Loans that are Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any mandatory repayments or prepayments of the Term Loans of the same priority in the waterfall in Section 8.03 (in each case, other than pursuant to a refinancing) and may participate on a pro rata basis or less than pro rata basis (but not greater than pro rata basis) in any voluntary prepayments of the Term Loans of the same priority in the waterfall in Section 8.03;

(e) such Extended Loans and Extended Commitments are not secured by any assets or property that does not constitute Collateral and may not be secured on a senior basis to the existing Term Loans;

(f) such Extended Loans and Extended Commitments are not guaranteed by any Subsidiary of the Borrower other than a Subsidiary Guarantor; and

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(g) the covenants and events of default applicable to Extended Loans or Extended Commitments are substantially identical to, or, taken as a whole, no more favorable to the Lenders providing such Extended Loans or Extended Commitments than, those applicable to the Loans or Commitments subject to such Extension Offer, as determined in good faith by a Responsible Officer of the Borrower in its reasonable judgment; provided that this clause (g) will not apply:

(A) if an Extension Offer is made with respect to all the Loans or Commitments of a particular Class and all such Loans or Commitments are accepted in such Extension Offer and amended pursuant to the applicable Extension Amendment or

(B) to any of the following:

(1) terms addressed in the preceding clauses (a) through (f),

(2) interest rate, fees, funding discounts and other pricing terms,

(3) redemption, prepayment or other premiums, and

(4) covenants and events of default applicable only to periods after the Latest Maturity Date at the time of incurrence of such Indebtedness.

Any Extended Loans will constitute a separate tranche of Term Loans from the Term Loans held by Lenders that did not accept the applicable Extension Offer.

(4) Required Consents. No consent of any Lender or any other Person will be required to effectuate any Extension, other than the consent of the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned), the Borrower and the applicable Extending Lender. The transactions contemplated by this Section 2.16 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extended Loans on such terms as may be set forth in the relevant Extension Offer) will not require the consent of any other Lender or any other Person, and the requirements of any provision of this Agreement or any other Loan Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.16 will not apply to any of the transactions effected pursuant to this Section 2.16.

Section 2.17 Defaulting Lenders.

(1) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(a) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove of any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

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(b) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise), shall be applied at such time or times as may be determined by the Administrative Agent as follows:

(i) first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder;

(ii) second, as the Borrower may request (so long as no Default or Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent;

(iii) third, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement;

(iv) fourth, to the payment of any amounts owing to the Lenders, as a result of any judgment of a court of competent jurisdiction obtained by any Lender, against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement;

(v) fifth, so long as no Default or Event of Default has occurred and is continuing under Section 8.01(1) or Section 8.01(6), to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and

(vi) sixth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (i) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share and (ii) such Loans were made at a time when the conditions set forth in Section 4.02 or Section 4.03, as applicable, were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of that Defaulting Lender.

Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.17(1)(b) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(2) Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders, whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower

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while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Section 2.18 Call Protection.

(1) In the event that all or any portion of the Closing Date Term Loans or the 2025 Incremental Term Loans are repaid, prepaid or accelerated for any reason, including as a result of any mandatory prepayments, voluntary prepayments, payments made following acceleration of the Closing Date Term Loans or the 2025 Incremental Term Loans or after an Event of Default or any prepayment made pursuant to Section 3.07 (other than mandatory prepayments pursuant to Section 2.05(2)(a) or (b) or amortization payments pursuant to Section 2.07) the Borrower shall pay to the Administrative Agent, for the benefit of Lenders holding such Closing Date Term Loans or 2025 Incremental Term Loans as an inducement for making the Closing Date Term Loans or the 2025 Incremental Term Loans (and not as a penalty) an amount equal to the Prepayment Premium, which Prepayment Premium shall be fully earned, and due and payable, on the date of such payment or prepayment, or on the date such payment or prepayment is required to be made, as applicable, and non-refundable when made.

(2) If the Closing Date Term Loans or the 2025 Incremental Term Loans are accelerated or otherwise become due prior to their maturity date, in each case, as a result of an Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the amount of principal of and premium on the Closing Date Term Loans or the 2025 Incremental Term Loans that becomes due and payable shall equal 100% of the principal amount of the Closing Date Term Loans or the 2025 Incremental Term Loans, as applicable, plus the Prepayment Premium in effect on the date of such acceleration or such other prior due date, as if such acceleration or other occurrence were a voluntary prepayment of the Closing Date Term Loans or the 2025 Incremental Term Loans accelerated or otherwise becoming due.

(3) Without limiting the generality of the foregoing, it is understood and agreed that if the Closing Date Term Loans or the 2025 Incremental Term Loans are accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the Prepayment Premium applicable with respect to a voluntary prepayment of the Closing Date Term Loans or the 2025 Incremental Term Loans will also be due and payable on the date of such acceleration or such other prior due date as though the Closing Date Term Loans or the 2025 Incremental Term Loans were voluntarily prepaid as of such date and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Lender’s lost profits as a result thereof. The Borrower expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Prepayment Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Borrower giving specific consideration in this transaction for such agreement to pay the

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Prepayment Premium; (D) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this Section 2.18; (E) the agreement to pay the Prepayment Premium is a material inducement to the Lenders holding Closing Date Term Loan Commitments ~~to provide~~or the ~~Closing Date~~2025 Incremental Term Loan Commitments ~~and the Closing Date~~to provide the applicable Term Commitments and the applicable Term Loans; and (F) if the Closing Date Term Loans or the 2025 Incremental Term Loans are accelerated (or automatically accelerate) and become due prior to their stated maturity as a result of an Event of Default during the times specified above in this paragraph (an “Acceleration Event”), (x) the Lenders holding Closing Date Term Loans or 2025 Incremental Term Loans shall be entitled to the payment of the Prepayment Premium that would have been due had a prepayment occurred with respect to the aggregate principal amount of the Closing Date Term Loans or the 2025 Incremental Term Loans so accelerated at the time of such Acceleration Event (the “Acceleration Applicable Premium Amount”), (y) the Acceleration Applicable Premium Amount shall automatically become earned, due and payable to the Lenders upon the occurrence of such Acceleration Event and (z) the Acceleration Applicable Premium Amount shall be presumed to be the liquidated damages sustained by the Lenders as the result of such Acceleration Event.

Article III

Taxes, Increased Costs Protection and Illegality

Section 3.01 Taxes.

(1) Except as required by applicable Law, any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes.

(2) If any Loan Party or any other applicable withholding agent (including, for the avoidance of doubt, the Administrative Agent, if applicable) is required by applicable Law (as determined in the good faith discretion of such Loan Party or other withholding agent) to make any deduction or withholding on account of any Taxes from any such payment under any of the Loan Documents:

(a) the applicable Loan Party shall notify the Administrative Agent in writing of any such requirement or any change in any such requirement as soon as practicable;

(b) the applicable Loan Party or other applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay any amounts deducted or withheld to the relevant Governmental Authority;

(c) if the Tax in question is a Non-Excluded Tax, the sum payable shall be increased by such Loan Party to the extent necessary to ensure that, after the making of any required deduction or withholding for Non-Excluded Taxes (including any deductions or withholdings for Non-Excluded Taxes or Other Taxes attributable to any payments required to be made under this Section 3.01), the Lender or the Agent (as applicable) receives on the due date a sum equal to what it would have received had no such deduction or withholding been required or made; and

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(d) within thirty (30) days after paying any sum from which any Loan Party is required by Law to make any deduction or withholding, and within thirty (30) days after the due date of payment of any Tax which any Loan Party is required by this Section 3.01 to pay, the Borrower shall deliver to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent of such deduction or withholding and of the remittance thereof to the relevant Governmental Authority.

(3) Status of Lender. Each Lender shall, at such times as are reasonably requested by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent with any properly completed and executed documentation prescribed by applicable Laws or reasonably requested by the Borrower or the Administrative Agent certifying as to any entitlement of such Lender to an exemption from, or reduction in, withholding Tax with respect to any payments to be made to such Lender under any Loan Document. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders such documentation (including any specific documentation required below in this Section 3.01(3)) obsolete, expired or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and Administrative Agent of its inability to do so. Notwithstanding anything to the contrary herein, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

Notwithstanding any other provision of this Section 3.01, a Lender shall not be required to deliver any form that such Lender is not legally eligible to deliver.

(4) In addition to the payments by a Loan Party required by Section 3.01(2), the Loan Parties shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law or at the option of the Administrative Agent timely reimburse it for the payment of any Other Taxes.

(5) The Loan Parties shall, jointly and severally, indemnify a Lender or Agent (each a “Tax Indemnitee”), within ten (10) days after written demand therefor, for the full amount of any Non-Excluded Taxes paid or payable by such Tax Indemnitee or required to be withheld or deducted from a payment to such Tax Indemnitee attributable to any payment under or with respect to any Loan Document (including Non-Excluded Taxes imposed on or attributable to amounts payable under this Section 3.01), and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered by the Tax Indemnitee or by the Administrative Agent on its own behalf or on behalf of another Tax Indemnitee shall be conclusive absent manifest error.

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(6) If and to the extent that a Tax Indemnitee, in its sole discretion (exercised in good faith), determines that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), then such Tax Indemnitee shall pay to the relevant Loan Party the amount of such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of the Tax Indemnitee (including any Taxes imposed with respect to such refund), and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Party, upon the request of the Tax Indemnitee, agrees to repay the amount paid over by the Tax Indemnitee (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Tax Indemnitee to the extent the Tax Indemnitee is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (6), in no event will the Tax Indemnitee be required to pay any amount to a Loan Party pursuant to this paragraph (6) the payment of which would place the Tax Indemnitee in a less favorable net after-Tax position than the Tax Indemnitee would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require a Tax Indemnitee to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other Person.

(7) The agreements in this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, or the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(8) Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Non-Excluded Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Non-Excluded Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.07(e) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (8).

Section 3.02 Illegality. If any Lender reasonably determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to Term SOFR, or to determine or charge interest rates based upon Term SOFR, or any Governmental Authority has imposed material restrictions on the authority of such

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Lender to purchase or sell, or to take deposits of, Dollars in the U.S. money market, then, on written notice thereof by such Lender to the Borrower through the Administrative Agent, (1) any obligation of such Lender to make or continue SOFR Loans or to convert Base Rate Loans to SOFR Loans shall be suspended, and (2) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to Term SOFR component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be reasonably determined by the Administrative Agent without reference to the Term SOFR component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower in writing that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (a) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of SOFR Loans and shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all SOFR Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR component of the Base Rate) and (b) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Term SOFR component of the Base Rate with respect to any Base Rate Loans, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Term SOFR component, thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

Section 3.03 Alternate Rate of Interest.

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.03:

(i) if the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a SOFR Loan, that adequate and reasonable means do not exist for ascertaining Term SOFR or the Term SOFR (including because the Term SOFR Reference Rate is not available or published on a current basis) for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that prior to the commencement of any Interest Period for a SOFR Loan, Term SOFR for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans (or its Loan) included in such Loan for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders in accordance with Section 10.01 as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Committed Loan Notice that requests the conversion of any Loans to or continuation of any Loans as, a SOFR Loan shall be ineffective. Furthermore, if any SOFR Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 3.03(a), then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist and (y) the Borrower delivers a new Committed Loan Notice that requests the conversion

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of any Loans, any SOFR Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, a Base Rate Loan.

(b) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (A) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (B) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c) Benchmark Replacement Conforming Changes. Notwithstanding anything to the contrary herein or in any other Loan Document, in connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent (at the direction of the Required Lenders) will have the right in consultation with the Borrower to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d) Notice; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to this Section 3.03. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, the Borrower or any Lender (or group of Lenders) pursuant to this Section 3.03, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.03.

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(e) Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement) (A) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent (at the direction of the Required Lenders) in consultation with Borrower or (2) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Administrative Agent in consultation with the Borrower may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (B) if a tenor that was removed pursuant to clause (A) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Administrative Agent in consultation with the Borrower may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Loan, or conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request in respect of a SOFR Loan into a request for a Borrowing of or conversion to Base Rate Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate, based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

Section 3.04 Increased Cost and Reduced Return; Capital Adequacy; Reserves.

(1) Increased Costs Generally. If any Change in Law shall:

(a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b) subject any Lender or the Administrative Agent to any Tax of any kind whatsoever with respect to this Agreement or any SOFR Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes). Taxes described in paragraphs (3) through (5) of the definition of Excluded Taxes, or Connection Income Taxes); or

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(c) impose on any Lender any other condition, cost or expense affecting this Agreement or SOFR Loans made by such Lender that is not otherwise accounted for in the definition of “Term SOFR” or this clause (c);

and the result of any of the foregoing shall be to increase the cost to such Lender or Administrative Agent of making, converting to, continuing or maintaining any Loan the interest on which is determined by reference to Term SOFR (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or Administrative Agent, or to reduce the amount of any sum received or receivable by such Lender or Administrative Agent hereunder (whether of principal, interest or any other amount) then, from time to time within fifteen (15) days after demand by such Lender or Administrative Agent setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender or Administrative Agent such additional amount or amounts as will compensate such Lender or Administrative Agent for such additional costs incurred or reduction suffered; provided that such amounts shall only be payable by the Borrower to the applicable Lender or Administrative Agent under this Section 3.04(1) so long as it is such Lender’s or Administrative Agent’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.

(2) Capital Requirements. If any Lender reasonably determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by it, to a level below that which such Lender or such Lender’s holding company, as the case may be, could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time upon demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered; provided that such amounts shall only be payable by the Borrower to the applicable Lender under this Section 3.04(2) so long as it is such Lender’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.

(3) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (1) or (2) of this Section 3.04 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender, as the case may be, the amount shown as due on any such certificate within fifteen (15) days after receipt thereof.

Section 3.05 Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, which demand shall set forth in reasonable detail the basis for requesting such amount, the Borrower shall promptly compensate such Lender for and

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hold such Lender harmless from any loss, cost or expense (excluding loss of anticipated profits or margin) actually incurred by it as a result of:

(1) any continuation, conversion, payment or prepayment of any SOFR Loan on a day prior to the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(2) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any SOFR Loan on the date or in the amount notified by the Borrower; or

(3) any assignment of a SOFR Loan on a day prior to the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 3.07; including, if applicable, any loss or expense (excluding loss of anticipated profits or margin) actually incurred by reason of the liquidation or reemployment of funds obtained by it to maintain such SOFR Loan or from fees payable to terminate the deposits from which such funds were obtained.

Notwithstanding the foregoing, no Lender may make any demand under this Section 3.05 with respect to the Floor.

Section 3.06 Matters Applicable to All Requests for Compensation.

(1) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any Non-Excluded Taxes or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (b) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material economic, legal or regulatory respect. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2) Suspension of Lender Obligations. If any Lender requests compensation by the Borrower under Section 3.04, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue SOFR Loans from one Interest Period to another Interest Period, or to convert Base Rate Loans into SOFR Loans until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.06(3) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(3) Conversion of SOFR Loans. If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to the conversion of such Lender’s SOFR Loans no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when SOFR

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Loans made by other Lenders, as applicable, are outstanding, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding SOFR Loans to the extent necessary so that, after giving effect thereto, all Loans of a given Class held by the Lenders of such Class holding SOFR Loans and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Pro Rata Shares.

(4) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of Sections 3.01 or 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation.

Section 3.07 Replacement of Lenders under Certain Circumstances If (1) any Lender requests compensation under Section 3.04 or ceases to make SOFR Loans as a result of any condition described in Section 3.02 or Section 3.04, (2) the Borrower is required to pay any Non-Excluded Taxes or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or 3.04, (in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 3.06(1)), (3) any Lender is a Non-Consenting Lender or Non-Extended Lender, (4) any Lender becomes a Defaulting Lender or (5) any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon written notice to such Lender and the Administrative Agent:

(a) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.07), all of its interests, rights and obligations under this Agreement (or, with respect to clause (3) above, all of its interests, rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver, or amendment, as applicable) and the related Loan Documents to one or more Eligible Assignees that shall assume such obligations (any of which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.07(b)(iv);

(ii) such Lender shall have received payment of an amount equal to the applicable outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05 and any Prepayment Premium pursuant to Section 2.18 that would otherwise be owed in connection therewith) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) such Lender being replaced pursuant to this Section 3.07 shall (i) execute and deliver an Assignment and Assumption with respect to all, or a portion, as applicable, of such Lender’s Commitment and outstanding Loans and (ii) deliver any Term Notes evidencing such Loans to the Borrower (or a lost or destroyed note indemnity in lieu thereof); provided that the failure of any such Lender to execute an Assignment and Assumption or deliver such Term Notes shall not render such sale and purchase (and the

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corresponding assignment) invalid and upon payment to the Lender being replaced of the amounts set forth in clause (ii) (and the payment to the Administrative Agent set forth in clause (i)) such assignment shall be recorded in the Register and the Term Notes shall be deemed to be canceled upon such failure;

(iv) the Eligible Assignee shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans and Commitments, except with respect to indemnification and confidentiality provisions under this Agreement, which shall survive as to such assigning Lender;

(v) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(vi) such assignment does not conflict with applicable Laws; and

(vii) if the Administrative Agent is a Lender hereunder, the Lender that acts as Administrative Agent cannot be replaced in its capacity as Administrative Agent other than in accordance with Section 9.11, or

(b) terminate the Commitment of such Lender and repay all Obligations of the Borrower owing to such Lender relating to the Loans held by such Lender as of such termination date (including any Prepayment Premium pursuant to Section 2.18 that would otherwise be owed in connection therewith); provided that in the case of any such termination of the Commitment of a Non-Consenting Lender such termination shall be sufficient (together with all other consenting Lenders) to cause the adoption of the applicable consent, waiver or amendment of the Loan Documents and such termination shall, with respect to clause (3) above, be in respect of all of its interests, rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver and amendment.

In the event that (i) the Borrower or the Administrative Agent has requested that the Lenders consent to a departure or waiver of any provisions of the Loan Documents or agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of each Lender, all affected Lenders or all the Lenders or all affected Lenders with respect to a certain Class or Classes of the Loans/Commitments and (iii) the Required Lenders or Required Facility Lenders, as applicable, have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender.”

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

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Section 3.08 Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments, repayment, satisfaction or discharge of all other Obligations under this Agreement and resignation of the Administrative Agent.

Article IV

Conditions Precedent

Section 4.01 Conditions to Effective Date. The commitment of each Lender to provide the Closing Date Term Loan Commitments and the Second Out Term Loan Commitments is subject to the satisfaction (or waiver by the Required Lenders) of the following conditions precedent (and the date of such satisfaction (or waiver by the Required Lenders), the “Effective Date”):

(1) The Administrative Agent’s receipt of the following, each of which shall be originals, facsimiles or copies in .pdf format unless otherwise specified, each properly executed, as applicable, by a Responsible Officer of the signing Loan Party:

(a) executed counterparts of this Agreement, which shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders;

(b) except with respect to any Loan Party formed, incorporated or organized under the Laws of Iceland or Luxembourg, a recent certificate of good standing, certificate of status, certificate of compliance or analogous certificate for each Loan Party, customary certificates with regard to the Organizational Documents, and resolutions or other actions, incumbency certificates or other certificates of Responsible Officers of each Loan Party evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party on the Effective Date;

(c) a customary legal opinion from each of:

(i) Gibson Dunn & Crutcher LLP, counsel to the Loan Parties;

(ii) Arendt & Medernach SA, counsel to the Loan Parties; and

(d) with respect to any Loan Party formed, incorporated or organized under the Laws of Luxembourg, (i) a copy of the organizational document of such Loan Party, (ii) copies of the resolutions of the board of managers or directors (as applicable) (a) approving and authorizing the execution, delivery and performance of the Loan Documents to which it is a party and authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf, (b) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf and (c) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party, (iii) a certificate (a) confirming that guaranteeing or securing, as appropriate, the Commitments would not cause any guarantee, security or similar limit binding on it to be exceeded, (b) confirming that it rents its own premises and is not subject to the law of 31 December 1999 related to the domiciliation of companies, as

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amended, as applicable, (c) attaching an electronic copy of a certificate of non registration of a judicial decision or an administrative dissolution without liquidation (certificat de non inscription d’une decision judiciaire ou de dissolution administrative sans liquidation) issued by the Luxembourg Insolvency Register (Registre de l’insolvabilité) in respect of it dated no earlier than one Business Day prior to the Effective Date and (d) certifying that as of the date of the certificate that, (A) it is not subject to bankruptcy (faillite), administrative dissolution without liquidation procedure (procedure de dissolution administrative sans liquidation), suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or amicable (out-of-court), reorganization proceedings (including any request to appoint a conciliator), judicial reorganization proceedings (including by way of mutual or collective agreement or transfer of assets or activities by court order), restructuring, any proceedings and measures under the Luxembourg law of 7 August 2023 on business preservation and modernization of bankruptcy law (B) it is not in a state of cessation of payments (cessation de payments) and has not lost its commercial creditworthiness (ébranlement de crédit), (C) no application has been made by it or, as far as it is aware, by any other entitled person for the appointment of a conciliator, commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings, (D) to the best of its knowledge, no petition for the opening of such proceedings has been presented by it or by any other person entitled to do so, (E) it has not been subject to conservatory measures such as attachment order (saisie conservatoire) or garnishment (saisie attribution or saisie arrêt) which would have a Material Adverse Effect, and (F) no application has been made by it for a voluntary or judicial winding-up or liquidation, and (e) certifying that each copy document relating to it specified in this Section 4.01 is correct, complete and in full force and effect as of the Effective Date.

(2) The Administrative Agent and the Lenders shall have received at least three (3) Business Days before the Effective Date from the Borrower in addition to all documentation and other information in respect of each Loan Party reasonably determined by the Administrative Agent or the Lenders to be required by applicable regulatory authorities required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers, that has been reasonably requested by the Administrative Agent or the Lenders in writing by it at least ten (10) Business Days prior to the Effective Date.

(3) The Administrative Agent and the Lenders shall have received a certification by a Responsible Officer of the Borrower that (i) the representations and warranties contained in Article V hereof are true and correct in all material respects on and as of the Effective Date; provided that to the extent such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that to the extent that such representations and warranties are qualified by or subject to a “material adverse effect”, “material adverse change”, “materiality” or similar term or qualification, they shall be true and correct in all respects and (ii) no Default or Event of Default has occurred and is continuing or would result from the consummation of the applicable Transactions on the Effective Date.

(4) The Lenders shall have received a counterpart to the Closing Payment Letter signed by the Borrower.

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(5) The Administrative Agent and the Collateral Agent shall have received a counterpart to the Agency Fee Letter signed by the Borrower.

(6) The Administrative Agent shall have a received a customary process agent letter, in form and substance reasonably acceptable to the Administrative Agent, whereby the Borrower irrevocably appoints Alvotech USA, Inc. as its process agent for the purposes of the Loan Documents.

(7) All fees required to be paid on the Effective Date pursuant to any Closing Payment Letter shall have been paid in full in cash substantially concurrently with the effectiveness of this Agreement.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Effective Date specifying its objection thereto. The Required Lenders shall notify the Administrative Agent when all conditions precedent in this Section 4.01 have been satisfied.

Section 4.02 Conditions to Closing Date Term Loan Borrowings on Closing Date. The obligation of each Lender to make the Closing Date Term Loans on the Closing Date is subject to satisfaction (or waiver by the Required Lenders) of the following conditions precedent:

(1) The Administrative Agent’s receipt of the following, each of which shall be originals, facsimiles or copies in .pdf format unless otherwise specified, each properly executed, as applicable, by a Responsible Officer of the signing Loan Party:

(a) a Committed Loan Notice;

(b) executed counterparts of the Guaranty (in the case of the Borrower and each other Guarantor) and each other Loan Document (other than the Collateral Documents) required to be delivered on the Closing Date, in each case, which shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders;

(c) except as otherwise contemplated in Section 6.15 and subject to the time limitations in Schedule 6.15, each Collateral Document set forth on Schedule 4.02 required to be executed on the Closing Date as indicated on such schedule, duly executed by each Loan Party that is party thereto, together with:

(i) subject to the Collateral and Guarantee Requirement, certificates, if any, representing the Pledged Collateral referred to therein, and to the extent certificated, accompanied by undated stock or note powers executed in blank; and

(ii) evidence that all UCC-1 financing statements (or equivalent forms) in all jurisdictions in which the Administrative Agent reasonably determines registration is necessary to perfect or render opposable to third parties the Liens intended to be created

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by the Loan Documents and to satisfy the Collateral and Guarantee Requirement shall have been made, or arrangements for the filing thereof in a manner reasonably satisfactory to the Administrative Agent shall have been made; and

(iii) subject to the Collateral and Guarantee Requirement, (x) all notices, acknowledgements, confirmations, and other deliverables under the Collateral Documents governed by the Laws of Iceland, duly signed and delivered to the relevant party, (y) mortgage certificates, transcripts of books of chattel, or other evidence, to the extent satisfactory to the Collateral Agent, that the Lien created over Iceland Manufacturing Facility and other assets pursuant to publicly registered Collateral Documents in Iceland, have been duly registered (Icelandic: þinglýst) with the competent District Commissioner (Icelandic: sýslumannsembætti), without remarks;

(d) with respect to any Loan Party formed, incorporated or organized under the Laws of Iceland, (i) a copy of the constitutional documents of such Loan Party, (ii) copies of the resolutions of the board of directors (x) approving the terms of, and the transactions contemplated by, the Loan Documents to which it is a party and resolving that it execute, deliver and perform the Loan Documents to which it is a party, (y) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf, and (z) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents, notices and deliverables to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party, (iii) a resolution signed by all the holders of the issued shares in the relevant Loan Party, made in accordance with Article 70a of the Icelandic Private Limited Companies Act or Article 95a of the Icelandic Public Limited Companies Act, as applicable, together with any board and auditor/expert reports required thereunder.

(e) except with respect to any Loan Party formed, incorporated or organized under the Laws of Iceland or Luxembourg, a recent certificate of good standing, certificate of status, certificate of compliance or analogous certificate for each Loan Party, customary certificates with regard to the Organizational Documents, and resolutions or other actions, incumbency certificates or other certificates of Responsible Officers of each Loan Party evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party on the Closing Date;

(f) a customary legal opinion from each of:

(i) Gibson Dunn & Crutcher LLP, counsel to the Loan Parties;

(ii) Arendt & Medernach SA, counsel to the Loan Parties; and

(iii) BBA//Fjedco, counsel to the Loan Parties.

(g) with respect to any Loan Party formed, incorporated or organized under the Laws of Luxembourg, (i) a copy of the organizational document of such Loan Party, (ii) copies of the resolutions of the board of managers or directors (as applicable) (a) approving and authorizing the execution, delivery and performance of the Loan Documents to which it is a party and authorizing a specified person or persons to execute the Loan Documents to which it is a party on

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its behalf, (b) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf and (c) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party, (iii) a certificate (a) confirming that guaranteeing or securing, as appropriate, the Commitments would not cause any guarantee, security or similar limit binding on it to be exceeded, (b) confirming that it rents its own premises and is not subject to the law of 31 December 1999 related to the domiciliation of companies, as amended, as applicable, (c) attaching an electronic copy of a certificate of non registration of a judicial decision or an administrative dissolution without liquidation (certificat de non inscription d’une decision judiciaire ou de dissolution administrative sans liquidation) issued by the Luxembourg Insolvency Register (Registre de l’insolvabilité) in respect of it dated no earlier than one Business Day prior to the Closing Date and (d) certifying that as of the date of the certificate that, (A) it is not subject to bankruptcy (faillite), administrative dissolution without liquidation procedure (procedure de dissolution administrative sans liquidation), suspension of payments (sursis de paiement), voluntary or judicial liquidation (liquidation volontaire ou judiciaire) or amicable (out-of-court), reorganization proceedings (including any request to appoint a conciliator), judicial reorganization proceedings (including by way of mutual or collective agreement or transfer of assets or activities by court order), restructuring, any proceedings and measures under the Luxembourg law of 7 August 2023 on business preservation and modernization of bankruptcy law (B) it is not in a state of cessation of payments (cessation de payments) and has not lost its commercial creditworthiness (ébranlement de crédit), (C) no application has been made by it or, as far as it is aware, by any other entitled person for the appointment of a conciliator, commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings, (D) to the best of its knowledge, no petition for the opening of such proceedings has been presented by it or by any other person entitled to do so, (E) it has not been subject to conservatory measures such as attachment order (saisie conservatoire) or garnishment (saisie attribution or saisie arrêt) which would have a Material Adverse Effect, and (F) no application has been made by it for a voluntary or judicial winding-up or liquidation, and (e) certifying that each copy document relating to it specified in this Section 4.02 is correct, complete and in full force and effect as of the Closing Date; and

(h) a solvency certificate from a Financial Officer of the Borrower (after giving effect to the applicable Transactions) substantially in the form attached hereto as Exhibit I.

(2) The Closing Date Refinancing shall have occurred or shall occur substantially simultaneous with the borrowings of the Closing Date Term Loans on the Closing Date.

(3) The Administrative Agent and the Lenders shall have received at least three (3) Business Days before the Closing Date from the Borrower in addition to all documentation and other information in respect of each Loan Party reasonably determined by the Administrative Agent or the Lenders to be required by applicable regulatory authorities required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers, that has been reasonably requested by the Administrative Agent or the Lenders in writing by it at least ten (10) Business Days prior to the Closing Date.

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(4) The Administrative Agent and the Lenders shall have received a certification by a Responsible Officer of the Borrower that (i) the representations and warranties contained in Article V hereof are true and correct in all material respects on and as of the Closing Date; provided that to the extent such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that to the extent that such representations and warranties are qualified by or subject to a “material adverse effect”, “material adverse change”, “materiality” or similar term or qualification, they shall be true and correct in all respects and (ii) no Default or Event of Default has occurred and is continuing or would result from the consummation of the applicable Transactions on the Closing Date.

(5) All fees and closing payments required to be paid on the Closing Date pursuant to any Loan Document or as otherwise agreed in writing (including fees, charges and disbursements of counsel), and reasonable and documented out-of-pocket expenses required to be paid on the Closing Date to the extent invoiced at least two (2) Business Days prior to the Closing Date, shall have been paid in full in cash substantially concurrently with the borrowing of the Closing Date Term Loans (which amounts may, at the option of the Borrower, be offset against the proceeds of the Closing Date Term Loans).

(6) The Existing Mortgage shall have been amended to extend the maturity thereof to the date that is at least 91 days after the Maturity Date.

(7) The Effective Date shall have occurred.

(8) The Closing Date shall have occurred on or prior to July 23, 2024.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.02, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto. The Required Lenders shall notify the Administrative Agent when all conditions precedent in this Section 4.02 have been satisfied.

Section 4.03 Conditions to Second Out Term Loan Borrowings on Second Out Closing Date. The obligation of each Lender to make the Second Out Term Loans on the Second Out Closing Date is subject to satisfaction (or waiver by the Second Out Term Lenders) of the following:

(1) The conditions in Section 4.02 shall have been satisfied (or waived by the Required Lenders).

(2) The full funding of the Closing Date Term Loan Commitments shall have occurred or shall occur substantially simultaneous with the borrowings of the Second Out Term Loans.

(3) The Borrower shall have delivered a Committed Loan Notice with respect to the Second Out Term Loans in an aggregate principal amount not to exceed the lesser of (a) the Second Out Term Loan Commitments and (b) the aggregate principal amount (together with any accrued

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and unpaid interest and fees) of the Aztiq Convertible ~~Notes~~Bonds that have not have been converted or equitized prior to the Second Out Closing Date and remain outstanding as of the Second Out Closing Date.

(4) [***].

(5) The Second Out Closing Date Refinancing shall have occurred or shall occur substantially simultaneous with the borrowings of the Second Out Term Loans on the Second Out Closing Date.

(6) The Administrative Agent and the Lenders shall have received a certification by a Responsible Officer of the Borrower that (i) the representations and warranties contained in Article V hereof are true and correct in all material respects on and as of the Second Out Closing Date; provided that to the extent such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that to the extent that such representations and warranties are qualified by or subject to a “material adverse effect”, “material adverse change”, “materiality” or similar term or qualification, they shall be true and correct in all respects and (ii) no Default or Event of Default has occurred and is continuing or would result from the consummation of the applicable Transactions on the Second Out Closing Date.

(7) All fees and closing payments required to be paid on the Second Out Closing Date pursuant to any Loan Document or as otherwise agreed in writing (including fees, charges and disbursements of counsel), and reasonable and documented out-of-pocket expenses required to be paid on the Second Out Closing Date to the extent invoiced at least two (2) Business Days prior to the Second Out Closing Date, shall have been paid in full in cash substantially concurrently with the borrowing of the Second Out Term Loans (which amounts may, at the option of the Borrower, be offset against the proceeds of the Second Out Term Loans).

(8) [***].

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.03, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Second Out Closing Date specifying its objection thereto. The Second Out Term Lenders shall notify the Administrative Agent when all conditions precedent in this Section 4.03 have been satisfied.

Article V

Representations and Warranties

The Borrower represents and warrants to the Administrative Agent and the Lenders, on each of the Effective Date, the Closing Date, the Second Out Closing Date and, to the extent required by an Extension Amendment, Incremental Amendment or other amendment hereto as set forth therein:

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Section 5.01 Existence, Qualification and Power; Compliance with Laws. Each Loan Party and each of its respective Material Subsidiaries:

(1) is a Person duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists) under the Laws of the jurisdiction of its incorporation, formation or organization;

(2) has all corporate or other organizational power and authority to (a) own or lease its assets and carry on its business as currently conducted and (b) in the case of the Loan Parties, execute, deliver and perform its obligations under the Loan Documents to which it is a party;

(3) is duly qualified and in good standing (to the extent such concept exists) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business as currently conducted requires such qualification;

(4) is in compliance with all applicable Laws, orders, writs, injunctions and orders; and

(5) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted, including the production, marketing, offering for sale, selling and importing any biosimilar-based products;

except in each case referred to in the preceding clauses (1) (other than with respect to the good standing of a Person other than the Borrower), (2)(a), (3), (4) and (5), to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.02 Authorization; No Contravention.

(1) The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party have been duly authorized by all necessary corporate or other organizational action.

(2) None of the execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party will:

(a) contravene the terms of any of such Person’s Organizational Documents or any shareholders’ agreement, unanimous shareholders’ agreement or sole shareholder declaration by which such Loan Party is bound;

(b) result in any breach or contravention of, or the creation of any Lien upon any of the property or assets of such Person or any of the Subsidiaries (other than as permitted by Section 7.01) under (i) any Contractual Obligation in excess of the Threshold Amount to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan ~~party~~Party or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject; or

(c) violate any applicable Law;

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except with respect to any breach, contravention or violation (but not creation of Liens) referred to in the preceding clauses (b) and (c), to the extent that such breach, contravention or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.03 Governmental Authorization. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, except for:

(1) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties;

(2) the approvals, consents, exemptions, authorizations, actions, notices and filings that have been duly obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement);

(3) any filings to be made under the relevant securities laws applicable to the Borrower by reason of the public listing of its shares; and

(4) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.04 Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party hereto or thereto, as applicable. Each Loan Document constitutes a legal, valid and binding obligation of each Loan Party that is party thereto, enforceable against each such Loan Party in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws, Foreign Legal Reservations and by general principles of equity and principles of good faith and fair dealing.

Section 5.05 No Material Adverse Effect. Since the Effective Date, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

Section 5.06 Litigation. Except as set forth on Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, overtly threatened in writing, at law, in equity, in arbitration or before any Governmental Authority by or against the Borrower or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.

Section 5.07 Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (1) there are no strikes or other labor disputes against the Borrower its Subsidiaries pending or, to the knowledge of the Borrower, overtly threatened in writing and (2) hours worked by and payment made based on hours worked

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to employees of each of the Borrower or its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Laws dealing with wage and hour matters.

Section 5.08 Ownership of Property; Liens. Each Loan Party and each of its respective Subsidiaries has good and valid record title in fee simple to, or valid leasehold interests in, or easements or other limited property interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for Liens permitted by Section 7.01 and except where the failure to have such title or other interest would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.09 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each Loan Party and each of its Subsidiaries and their respective operations and properties is in compliance with all applicable Environmental Laws; (b) each Loan Party and each of its Subsidiaries has obtained and maintains all Environmental Permits required to conduct their operations; (c) none of the Loan Parties or any of their respective Subsidiaries has become subject to any pending or, to the knowledge of the Borrower, threatened in writing Environmental Claim or Environmental Liability; and (d) none of the Loan Parties or any of their respective Subsidiaries or, to the knowledge of the Borrower, any of their predecessors or any third party has treated, stored, transported or Released Hazardous Materials in violation of applicable Environmental Laws or in a manner that would reasonably be expected to give rise to an Environmental Liability at or from any real estate or facility currently or, to the knowledge of the Borrower, formerly owned, leased or operated by any of the Loan Parties or any of their respective Subsidiaries.

Section 5.10 Taxes. Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Loan Party and each of its Subsidiaries has timely filed all Tax returns and reports required to be filed, and have timely paid all Taxes (including satisfying its withholding tax obligations) levied or imposed on their properties, income or assets, which are due and payable, except those Taxes which are being contested in good faith by appropriate actions diligently taken and for which adequate reserves have been provided in accordance with IFRS.

Section 5.11 ERISA Compliance.

(1) Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state Laws.

(2)

(a) No ERISA Event has occurred or is reasonably expected to occur;

(b) no Pension Plan has failed to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Pension Plan;

(c) none of the Loan Parties or any of their respective ERISA Affiliates has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the

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giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 et seq. or 4243 of ERISA with respect to a Multiemployer Plan;

(d) none of the Loan Parties or any of their respective ERISA Affiliates has engaged in a transaction that is subject to Sections 4069 or 4212(c) of ERISA; and

(e) neither any Loan Party nor any ERISA Affiliate has been notified in writing by the sponsor of a Multiemployer Plan that such Multiemployer Plan is insolvent or has been determined to be in endangered or critical status and no such Multiemployer Plan is expected to be insolvent or in endangered or critical status, except, with respect to each of the foregoing clauses of this Section 5.11(2), as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(3) Except where noncompliance or the incurrence of an obligation would not reasonably be expected to result in a Material Adverse Effect, (a) each Foreign Plan has been maintained in substantial compliance with its terms and with the requirements of applicable Laws, and (b) none of the Borrower or Loan Parties has incurred any financial obligation in connection with the termination of or withdrawal from any Foreign Plan.

Section 5.12 Subsidiaries.

(1) As of the Closing Date, after giving effect to the applicable Transactions, all of the outstanding Equity Interests in the Borrower and its Subsidiaries have been validly issued and are fully paid and (if applicable) non-assessable, and all Equity Interests that constitute Collateral owned by the Borrower or any Subsidiary Guarantor in any of their respective Subsidiaries are owned free and clear of all Liens of any Person (subject to Liens permitted by Section 7.01).

(2) As of the Effective Date, Schedule 5.12 sets forth:

(a) the name and jurisdiction of organization of each Subsidiary;

(b) the ownership interests of any Subsidiary of the Borrower in each Subsidiary, including the percentage of such ownership; and

(c) the Equity Interests of each Subsidiary described in clause (b) that are required to be pledged on the Closing Date after giving effect to the applicable Transactions pursuant to the Collateral and Guarantee Requirement.

Section 5.13 Margin Regulations; Investment Company Act.

(a) No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U.

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(b) No Loan Party is required to be registered as an “investment company” under the Investment Company Act of 1940.

Section 5.14 Disclosure. As of each of the Effective Date ~~and~~, the Closing Date and the Amendment No. 2 Effective Date, none of the written information and written data heretofore or contemporaneously furnished in writing by or on behalf of the Borrower or any Subsidiary Guarantor to any Agent or any Lender on or prior to the Effective Date ~~or~~, the Closing Date or the Amendment No. 2 Effective Date in connection with the applicable Transactions, as the case may be, when taken as a whole, when furnished, contains any material misstatement of fact or omits to state any material fact necessary to make such written information and written data taken as a whole, in the light of the circumstances under which it was delivered, not materially misleading (after giving effect to all modifications and supplements to such written information and written data, in each case, furnished after the date on which such written information or such written data was originally delivered and prior to the Effective Date ~~or~~, the Closing Date or the Amendment No. 2 Effective Date); it being understood that for purposes of this Section 5.14, such written information and written data shall not include any projections, pro forma financial information, financial estimates, forecasts and forward-looking information or information of a general economic or general industry nature.

Section 5.15 Intellectual Property; Licenses, etc. The Borrower and its Subsidiaries have good and marketable title to, or a valid license or right to use, all patents, patent rights, trademarks, servicemarks, trade names, copyrights, technology, software, know-how database rights and other Intellectual Property rights (collectively, “IP Rights”) that to the knowledge of the Borrower are reasonably necessary for the operation of their respective businesses as currently conducted, except where the failure to have any such rights, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, the operation of the respective businesses of the Borrower or any Subsidiary of the Borrower as currently conducted does not infringe upon, dilute, misappropriate or violate any IP Rights held by any Person except for such infringements, dilutions, misappropriations or violations, individually or in the aggregate, that would not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any IP Rights is pending or, to the knowledge of the Borrower, threatened in writing against any Loan Party or Subsidiary, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 5.16 Solvency. On each of the Closing Date ~~and~~, the Second Out Closing Date and the Amendment No. 2 Effective Date, after giving effect to the applicable Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

Section 5.17 Anti-Terrorism Laws. No Loan Party is in material violation of any applicable Anti-Money Laundering Laws or any requirement of law relating to terrorism or money laundering enforced or administered by any Governmental Authority (“Anti-Terrorism Laws”), including Executive Order No. 13224, effective September 24, 2001 (the “Executive Order”), and USA PATRIOT Act. The use of proceeds of the Loans will not violate the Trading With the

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Enemy Act (50 U.S.C. §§ 1-44, as amended) or any applicable foreign asset control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V).

Section 5.18 Collateral Documents.

(a) Except as otherwise contemplated hereby or under any other Loan Documents and subject to limitations set forth in the Collateral and Guarantee Requirement, the provisions of the Collateral Documents, together with such filings and other actions required to be taken hereby or by the applicable Collateral Documents (including the delivery to Collateral Agent of any Pledged Collateral required to be delivered pursuant hereto or the applicable Collateral Documents), are effective to create in favor of the Collateral Agent for the benefit of the Secured Parties a legal, valid, perfected and enforceable Lien with the priority set forth in any Applicable Intercreditor Agreement (subject only to Liens permitted by Section 7.01) on all right, title and interest of the respective Loan Parties in the Collateral described therein.

(b) Notwithstanding anything herein (including this Section 5.18) or in any other Loan Document to the contrary, no Loan Party makes any representation or warranty as to (A) the priority, perfection or the enforceability of, any pledge of or security interest in any Equity Interests of any Foreign Subsidiary or as to the rights and remedies of the Agents or any Lender with respect thereto, under foreign Law or as limited by the Foreign Legal Reservations, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to the Collateral and Guarantee Requirement and the Agreed Security Principles, (C) any Excluded Assets or (D) any loss of perfection or priority that results from the failure of the Administrative Agent or the Collateral Agent (or its designee) to (x) maintain possession of Collateral actually delivered to it and pledged under the Collateral Documents or (y) file Uniform Commercial Code amendments (or equivalent filings in any jurisdiction) relating to a Loan Party’s change of name or jurisdiction of formation (but solely to the extent that the Borrower has timely provided the Collateral Agent written notice of such change of name or jurisdiction of formation thereof in accordance with the Loan Documents, and the Collateral Agent notifies the Borrower in writing that it will be responsible for filing such amendments (it being understood and acknowledged by the Borrower and the Lenders that the Collateral Agent has no obligation, express or implied, to assume such responsibility at any time)) and continuation statements or to take any other action within its sole control with respect to the Collateral and except as to Collateral consisting of real property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage.

Section 5.19 Use of Proceeds. The Borrower has used the proceeds of the Loans issued hereunder only in compliance with (and not in contravention of) each Loan Document.

Section 5.20 Sanctions. None of the Borrower, any Subsidiary nor, to the knowledge of the Borrower, any director, officer, employee, or agent of the Borrower or any Subsidiary is in violation of Sanctions or is a Sanctioned Person. The Borrower shall not use the proceeds of the Loans, directly or, indirectly, to fund, finance or facilitate activities of or with any Sanctioned Person, or in any country or territory that, at the time of such financing is, or whose government is, the subject or target of any applicable comprehensive Sanctions (as of the date of this Agreement the Crimea, Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea,

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the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and Syria), or in any other manner that would result in a violation of applicable Sanctions by any Person that is a party to this Agreement, except to the extent licensed by OFAC or otherwise authorized under U.S. or other applicable law.

Section 5.21 Anti-Corruption Laws. None of the Borrower, any Subsidiary nor, to the knowledge of the Borrower, any director, officer, employee, or agent of the Borrower or any Subsidiary makes, offers, promises, or authorizes, and no part of the proceeds of the Loans will be used directly or, indirectly, for any unlawful payments to any governmental official or employee, political party, official of a political party, candidate for political office, or any other Person acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in each case in violation of any applicable Anti-Corruption Laws (any such unlawful payment, offer, promise, or authorization an “Anti-Corruption Prohibited Activity”).

Section 5.22 No Default. On each of the Closing Date ~~and~~, the Second Out Closing Date and the Amendment No. 2 Effective Date, after giving effect to the applicable Transactions, no Default has occurred and is continuing or would result from the consummation of the applicable Transactions.

Section 5.23 Centre of Main Interest. With respect to any Loan Party existing under Luxembourg law, its head office (administration centrale) and its place of effective management (siège de direction effective) are located at its registered office (siège statutaire) in Luxembourg. In addition, for the purpose of the Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Insolvency Regulation”), its center of main interest (centre des intérêts principaux) is located at its registered office (siège statutaire) in Luxembourg and it has no “establishment” (as this term is used in article 2(10) of the Insolvency Regulation) in any other jurisdiction.

Article VI

Affirmative Covenants

From and after the Effective Date and for so long as the Termination Conditions have not been satisfied, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each of its Subsidiaries to:

Section 6.01 Financial Statements. Deliver to the Administrative Agent for prompt further distribution by the Administrative Agent to each Lender each of the following:

(1) as soon as available, but in any event within 90 days after the end of each Fiscal Year, commencing with the Fiscal Year ending on December 31, 2024, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such Fiscal Year, together with related notes thereto and management’s discussion and analysis describing results of operations in the form customarily prepared by management of the Borrower, setting forth in each case in comparative form the figures for the previous Fiscal Year, in reasonable detail and all prepared in accordance with IFRS, audited and accompanied by a report

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and opinion of any independent registered public accounting firm of nationally recognized standing or another accounting firm reasonably acceptable to the Administrative Agent, which report and opinion (a) will be prepared in accordance with generally accepted auditing standards and (b) will not be subject to any qualification as to the scope of such audit or be subject to any explanatory statement (other than an “emphasis of matter” paragraph) as to the Borrower’s ability to continue as a “going concern” or like qualification (other than as may be required as a result of (i) the impending maturity of any Indebtedness or (ii) an actual or potential breach of any financial or liquidity covenant); provided that so long as the Borrower is a public filer with the SEC, upon written notice to the Administrative Agent, such 90 day period may be extended in accordance with any grace periods provided by the SEC with respect to delivery of such financial statements described in this Section 6.01(1);

(2) as soon as available, but in any event within 60 days after the end of each Fiscal Quarter (other than the last Fiscal Quarter of each Fiscal Year), commencing with the Fiscal Quarter ending on June 30, 2024, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Quarter, and the related (a) consolidated statement of income or operations for the portion of the Fiscal Year then ended, and (b) consolidated statement of cash flows for the portion of the Fiscal Year then ended, setting forth, in each case of the preceding clauses (a) and (b), in comparative form the figures for the corresponding portion of the previous Fiscal Year), accompanied by an Officer’s Certificate stating that such financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with IFRS, subject to normal year-end adjustments and the absence of footnotes, together with (on a semi-annual basis) management’s discussion and analysis describing results of operations in the form customarily prepared by management of the Borrower; provided that so long as the Borrower is a public filer with the SEC, upon written notice to the Administrative Agent, such 60 day period may be extended in accordance with any grace periods provided by the SEC with respect to delivery of such financial statements described in this Section 6.01(2);

(3) quarterly, upon request of the Administrative Agent (for the benefit of all the Lenders and not any one Lender individually), at a time mutually agreed with the Borrower that is promptly after the delivery of the information required pursuant to Sections 6.01(1) or (2) above, as applicable, commencing with the Fiscal Quarter ending September 30, 2024, to participate in a conference call for Lenders to discuss the financial position and results of operation of the Borrower and its Subsidiaries for the most recently ended Fiscal Quarter for which financial statements have been delivered; provided that so long as the Borrower is a public filer with the SEC, the obligations under this paragraph shall be satisfied by public investor or similar earnings release calls; and

Notwithstanding the foregoing, the obligations referred to in Section 6.01(1) or Section 6.01(2) may be satisfied with respect to financial information of the Borrower and its Subsidiaries by furnishing (A) the applicable financial statements of any Parent Company or (B) such Parent Company’s Form 20-F, 10-K, 10-Q, or a Report of Foreign Private Issuer on Form 6-K, as applicable, filed with the SEC (and the public filing of such report with the SEC shall constitute delivery under this Section 6.01); provided that with respect to each of the preceding clauses (A) and (B), to the extent such information is in lieu of information required to be provided under Section 6.01(1) (it being understood that such information may be audited at the option of

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the Borrower), such materials are accompanied by a report and opinion of any independent registered public accounting firm of nationally recognized standing or another accounting firm reasonably acceptable to the Administrative Agent, which report and opinion (x) shall be prepared in accordance with generally accepted auditing standards and (y) shall not be subject to any qualification as to the scope of such audit or be subject to any explanatory statement (other than an “emphasis of matter” paragraph) as to the Borrower’s ability to continue as a “going concern” or like qualification (other than as may be required as a result of (i) the impending maturity of any Indebtedness or (ii) an actual or potential breach of any financial or liquidity covenant).

Any financial statements required to be delivered pursuant to Sections 6.01(1) or 6.01(2) shall not be required to contain all purchase accounting adjustments relating to any transaction(s) permitted hereunder to the extent it is not practicable to include any such adjustments in such financial statements. The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of this Section 6.01.

Each Lender and the Administrative Agent hereby acknowledges and agrees that the Borrower and its Subsidiaries may be required to restate historical financial statements as the result of the implementation of changes in IFRS, or the respective interpretation thereof, and that such restatements will not result in a Default or an Event of Default under the Loan Documents.

Section 6.02 Certificates; Other Information. Deliver to the Administrative Agent for prompt further distribution by the Administrative Agent to each Lender:

(1) no later than five (5) days after the delivery of the financial statements referred to in Sections 6.01(1) and (2) (commencing with the Fiscal Quarter ending September 30, 2024), a duly completed Compliance Certificate signed by a Financial Officer of the Borrower;

(2) promptly after the same are publicly available, copies of all annual, regular, periodic and special reports, proxy statements and registration statements which the Borrower or any Subsidiary files with the SEC or with any Governmental Authority that may be substituted therefor or with any securities exchange or commission, as the case may be (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statement on Form S-8), and in any case not otherwise required to be delivered to the Administrative Agent pursuant to any other clause of this Section 6.02;

(3) promptly after the furnishing thereof, copies of any notices of default to any holder of any class or series of debt securities of any Loan Party having an aggregate outstanding principal amount greater than the Threshold Amount, so long as the aggregate outstanding principal amount thereunder is greater than the Threshold Amount and not otherwise required to be furnished to the Administrative Agent pursuant to any other clause of this Section 6.02;

(4) promptly, such additional information regarding the business and financial affairs of any Loan Party or any Material Subsidiary, or compliance with the terms of the Loan Documents, as the Required Lenders may from time to time on its own behalf or on behalf of any Lender reasonably request in writing from time to time; and

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(5) together with the delivery of the Compliance Certificate with respect to the financial statements referred to in Section 6.01(1), a report setting forth the information required by Sections 1(a), (e) and (f), Section 2(a) and Section 9 of the Perfection Certificate (or confirming that there has been no change in such information since the later of the Closing Date or the last such report).

Documents required to be delivered pursuant to Section 6.01 or Section 6.02 may be delivered electronically and if so delivered, shall be deemed to have been delivered to the Administrative Agent and Lenders on the date (a) on which the Borrower posts such documents, or provides a link thereto, on the Borrower’s (or any Parent Company’s) website on the Internet at the website address listed on Schedule 10.02 hereto (or as such address may be updated from time to time in accordance with Section 10.02); or (b) on which such documents are posted on the Borrower’s behalf on IntraLinks/IntraAgency or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that (i) upon written request by the Administrative Agent, the Borrower will deliver paper copies of such documents to the Administrative Agent for further distribution by the Administrative Agent to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent in writing of the posting of any such documents or link and, upon the Administrative Agent’s request, provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent may make available to the Lenders materials or information provided by or on behalf of the Borrower hereunder (collectively, the “Borrower Materials”) by posting the Borrower Materials on Debt Domain, IntraLinks, Syndtrak, Debt X or another similar electronic system (the “Platform”) and (b) certain of the Lenders may have personnel who do not wish to receive any information with respect to the Borrower, its Subsidiaries or their respective securities that is not Public-Side Information, and who may be engaged in investment and other market-related activities with respect to such Person’s securities. The Borrower hereby agrees that (i) all Borrower Materials that are to be made available to Public Lenders will be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” will appear prominently on the first page thereof; (ii) by marking Borrower Materials “PUBLIC,” the Borrower will be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as containing only Public-Side Information (provided, however, that to the extent such Borrower Materials constitute Information, they will be treated as set forth in Section 10.09); (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Side Information”; and (iv) the Administrative Agent will treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated as “Public Side Information.” Notwithstanding the foregoing, the Borrower shall be under no obligation to mark the Borrower Materials “PUBLIC.”

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Anything to the contrary notwithstanding, nothing in this Agreement will require the Borrower or any Subsidiary to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter, or provide information (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure is prohibited by Law or binding agreement or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

Section 6.03 Notices. Promptly after a Responsible Officer obtains actual knowledge thereof, notify the Administrative Agent in writing of:

(1) the occurrence of any Default or Event of Default; and

(2) (a) any dispute, litigation, investigation or proceeding between any Loan Party and any arbitrator or Governmental Authority, (b) the filing or commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or its Subsidiary or (c) the occurrence of any ERISA Event or any other event or occurrence, in any such case referred to in clauses (a), (b) or (c) of this Section 6.03(2), has resulted or would reasonably be expected to result in a Material Adverse Effect;

Each notice pursuant to this Section 6.03 shall be accompanied by a written statement of a Responsible Officer of the Borrower (a) that such notice is being delivered pursuant to Section 6.03(1) or (2) (as applicable) and (b) setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.

Section 6.04 Payment of Obligations. Timely pay, discharge or otherwise satisfy, as the same shall become due and payable, all of its obligations and liabilities in respect of Taxes imposed upon it or upon its income or profits or in respect of its property, except, in each case, to the extent (1) any such Tax is being contested in good faith and by appropriate actions for which appropriate reserves have been established in accordance with IFRS or (2) the failure to pay or discharge the same would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 6.05 Preservation of Existence, etc.

(1) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization; and

(2) take all reasonable action to obtain, preserve, renew and keep in full force and effect its rights, licenses, permits, privileges, franchises, and IP Rights material to the conduct of its business,

except in the case of clauses (1) or (2) of this Section 6.05 to the extent (other than with respect to the preservation of the existence of the Borrower set forth in clause (1)) that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or to the extent such non-compliance is in connection with a merger, amalgamation, consolidation, liquidation, dissolution or disposition permitted by Article VII.

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Section 6.06 Maintenance of Properties. Except if the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, maintain, preserve and protect all of its material tangible properties and equipment used in the operation of its business in reasonably good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted.

Section 6.07 Maintenance of Insurance. Maintain with insurance companies that the Borrower believes (in the good faith judgment of its management) are financially sound and reputable at the time the relevant coverage is placed or renewed, insurance with respect to the Borrower’s and its Subsidiaries’ properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Subsidiaries in the good faith determination of the management of the Borrower) as are customarily carried under similar circumstances by such other Persons in the good faith determination of the management of the Borrower, and will furnish to the Lenders, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried; provided that, notwithstanding the foregoing, in no event will the Borrower or any Subsidiary be required to obtain or maintain insurance that is more restrictive than what is consistent with past practice (other than business interruption insurance with respect to the Iceland Manufacturing Facility, which shall be obtained by the Borrower or the applicable Subsidiary no later than ~~12~~15 months following the Closing Date (or such later date as the Administrative Agent (acting on the request of the Required Lenders) may reasonably agree) and shall provide coverage in such amounts as are reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Subsidiaries in the good faith determination of the management of the Borrower and in any event reasonably acceptable to the Administrative Agent acting at the direction of the Required Lenders). Each such policy of insurance will, as appropriate in the applicable jurisdiction and subject to the Agreed Security Principles, (i) name the Collateral Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear or (ii) in the case of each casualty insurance policy, contain an additional loss payable clause or endorsement that names the Collateral Agent, on behalf of the Secured Parties, as the lender loss payee or loss payee thereunder; provided that to the extent that the requirements of this Section 6.07 are not satisfied on the Closing Date, the Borrower may satisfy such requirements within 90 days of the Closing Date (or such later date as the Administrative Agent (acting on the request of the Required Lenders) may reasonably agree) or in the case of the insurance with respect to the Iceland Manufacturing Facility, within 90 days of the date such insurance is obtained.

Section 6.08 Compliance with Laws. Comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees of any Governmental Authority applicable to it or to its business or property (including ERISA, the USA PATRIOT Act, applicable Sanctions and Anti-Corruption Laws), except if the failure to comply therewith would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.

Section 6.09 Books and Records. Maintain proper books of record and account, in which entries that are full, true and correct in all material respects shall be made of all material financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be (it being understood and agreed that certain Foreign Subsidiaries may maintain

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individual books and records in conformity with generally accepted accounting principles in their respective countries of organization and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder).

Section 6.10 Inspection Rights. Permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided that only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.10 and the Administrative Agent shall not exercise such rights more often than one (1) time during any calendar year absent the existence of an Event of Default; provided, further, that when an Event of Default exists, the Administrative Agent (or any of its representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants. For the avoidance of doubt, this Section 6.10 is subject to the last paragraph of Section 6.02. The Lenders shall indemnify the Administrative Agent for all costs, fees and expenses incurred by the Administrative Agent under this Section 6.10 whether or not the Borrower is required to reimburse the Administrative Agent for such costs, fees and expenses. Notwithstanding anything to the contrary, nothing in this Agreement will require the Borrower or any of its Affiliates to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter, or provide information (i) that constitutes non-financial trade secrets or proprietary information, (ii) in respect of which disclosure is prohibited by law or contract, or (iii) that upon reasonable advice of counsel is subject to attorney-client or similar privilege or constitutes work product, as determined by Borrower with the advice of counsel.

Section 6.11 Covenant to Guarantee Obligations and Give Security. At the Borrower’s expense, subject to the provisions of the Collateral and Guarantee Requirement and any applicable limitation in any Collateral Document, take all action necessary or reasonably requested by the Administrative Agent or the Collateral Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including:

(1) (x) upon (i) the formation or acquisition of any new direct or indirect Material Subsidiary (other than any Excluded Subsidiary) by any Loan Party, (ii) any Subsidiary (other than any Excluded Subsidiary) becoming a Material Subsidiary or (iii) an Excluded Subsidiary that is a Material Subsidiary ceasing to be an Excluded Subsidiary but continuing as a Subsidiary of the Borrower, (y) upon the acquisition of any material assets (other than Excluded Assets) by the Borrower or any Subsidiary Guarantor or (z) with respect to any Subsidiary at the time it becomes a Loan Party, for any material assets (other than Excluded Assets) held by such Subsidiary (in each case, other than assets constituting Collateral under a Collateral Document that becomes subject to the Lien created by such Collateral Document upon acquisition thereof (without limitation of the obligations to perfect such Lien)):

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(a) within 90 days (or such greater number of days specified below) after such formation or acquisition or, in each case, such longer period as the Administrative Agent (acting at the direction of the Required Lenders) may agree cause such Material Subsidiary required to become a Guarantor under the Collateral and Guarantee Requirement to execute the Guaranty (or a joinder thereto) and other documentation the Administrative Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Guaranty and the Collateral Documents and

(A) within 90 days after such formation or acquisition, cause each such Material Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to duly execute and deliver to the Collateral Agent supplements to the Security Agreement, a counterpart signature page to the Intercompany Subordination Agreement, Intellectual Property Security Agreements and other security agreements and documents necessary to satisfy the Collateral and Guarantee Requirement, as reasonably requested by and in form and substance reasonably satisfactory to the Collateral Agent (consistent with the Security Agreement, Intellectual Property Security Agreements and other Collateral Documents in effect on the Closing Date), in each case granting and perfecting Liens required by the Collateral and Guarantee Requirement;

(B) within 90 days after such formation or acquisition, cause each such Material Subsidiary that is required to become a Guarantor pursuant to the Collateral and Guarantee Requirement to deliver any and all certificates representing Equity Interests (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and a joinder to the Intercompany Subordination Agreement substantially in the form of Annex I thereto with respect to the intercompany Indebtedness held by such Material Subsidiary;

(C) within 90 days after such formation or acquisition, take and cause (i) the applicable Material Subsidiary that is required to become a Guarantor pursuant to the Collateral and Guarantee Requirement, (ii) to the extent applicable, each direct or indirect parent of such applicable Material Subsidiary and in each case, to take customary action(s) (including the filing of Uniform Commercial Code financing statements (or equivalent forms) and delivery of stock and membership interest certificates to the extent certificated) as may be necessary in the reasonable opinion of the Administrative Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and perfected (subject to Liens permitted by Section 7.01) Liens required by the Collateral and Guarantee Requirement, enforceable against all third parties in accordance with their terms, except as such enforceability may be limited by Debtor Relief Laws, Foreign Legal Reservations and by general principles of equity (regardless of whether enforcement is sought in equity or at law); and

(D) within 90 days after the reasonable request therefor by the Administrative Agent (or such longer period as the Administrative Agent (acting at

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the direction of the Required Lenders) may agree), deliver to the Administrative Agent a signed copy of a customary Opinion of Counsel, addressed to the Administrative Agent and the Lenders, of counsel for the Loan Parties reasonably acceptable to the Administrative Agent as to such matters set forth in this Section 6.11(1) as the Administrative Agent may reasonably request (with such opinion being consistent with the Opinion of Counsel delivered to the Administrative Agent on the Effective Date or the Closing Date, as applicable);

provided that actions relating to Liens on real property are governed by Section 6.11(2) and not this Section 6.11(1).

(2) Material Real Property.

(a) Notice.

(i) Within 90 days (or such longer period as the Collateral Agent (acting at the direction of the Required Lenders) may agree), after the formation or acquisition of a Material Subsidiary that is required to become a Subsidiary Guarantor under the Collateral and Guarantee Requirement, the Borrower will, or will cause such Material Subsidiary to, furnish to the Collateral Agent a description of any Material Real Property (other than any Excluded Asset(s)) owned by such Material Subsidiary.

(ii) Within 90 days (or such longer period as the Collateral Agent (acting at the direction of the Required Lenders) may agree), after the acquisition of any Material Real Property (other than any Excluded Asset(s)) by a Loan Party, after the Closing Date, the Borrower will, or will cause such Loan Party to, furnish to the Collateral Agent a description of any such Material Real Property.

(b) Mortgages. The Borrower will, or will cause the applicable Loan Party to, provide the Collateral Agent with (x) in the case of Material Real Property that is not located in the United States, such security documents with respect thereto reasonably requested by the Collateral Agent, subject to the Agreed Security Principles, and (y) in the case of Material Real Property that is located in the United States, a Mortgage with respect to any such Material Real Property that is the subject of a notice delivered pursuant to Section 6.11(2)(a), within 90 days of the formation or acquisition of such Material Subsidiary or the acquisition of such Material Real Property (or such longer period as the Collateral Agent (acting at the direction of the Required Lenders) may agree), together with:

(i) evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Collateral Agent may deem reasonably necessary or desirable in order to create, except to the extent otherwise provided hereunder, including subject to Liens permitted by Section 7.01, a valid and subsisting perfected Lien on such Material Real Property in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Collateral Agent;

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(ii) fully paid American Land Title Association Lender’s Extended Coverage title insurance policies or the equivalent or other form available in each applicable jurisdiction (the “Mortgage Policies”) in form and substance, with endorsements, including zoning endorsements, available in the applicable jurisdiction and in amounts, reasonably acceptable to the Collateral Agent (not to exceed the fair market value of the real properties covered thereby), issued, coinsured and reinsured (as applicable) by title insurers reasonably acceptable to the Collateral Agent, insuring the Mortgages to be valid subsisting Liens on the property described therein, subject only to Liens permitted by Section 7.01 or such other Liens that do not have a material adverse impact on the use or value of the Mortgaged Properties, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents) and such coinsurance and direct access reinsurance as the Collateral Agent may reasonably request and is available in the applicable jurisdiction and with respect to any property located in a state in which a zoning endorsement is not available, a zoning compliance letter from the applicable municipality or a zoning report from Planning and Zoning Resources Corporation (or other similar company reasonably acceptable to the Collateral Agent), in each case to be reasonably satisfactory to the Collateral Agent;

(iii) customary Opinions of Counsel for the applicable Loan Parties in states in which such Material Real Properties are located, with respect to the enforceability and perfection of the Mortgage(s) and any related fixture filings, the authorization, execution and delivery of the Mortgages and such other matters as the Collateral Agent may reasonably request, in form and substance reasonably satisfactory to the Collateral Agent;

(iv) American Land Title/American Congress on Surveying and Mapping surveys for each Material Real Property or existing surveys together with customary no change affidavits, in each case certified to the Collateral Agent if deemed necessary by Collateral Agent in its reasonable discretion, sufficient for the title insurance company issuing a Mortgage Policy to remove the standard survey exception and issue standard survey related endorsements;

(v) a completed “Life-of-Loan” Federal Emergency Management Agency standard flood hazard determination with respect to each Material Real Property (where applicable) containing improved land addressed to the Collateral Agent and otherwise in compliance with the Flood Insurance Laws, and if any such Material Real Property is located in an area determined by the Federal Emergency Management Agency (or any successor agency) to be a special flood hazard area, the Borrower’s duly executed acknowledgement of receipt of written notification from the Collateral Agent about special flood hazard area status and flood disaster assistance and evidence of compliance with the Flood Insurance Requirements; and

(vi) as promptly as practicable after the reasonable request therefor by the Collateral Agent, available environmental assessment reports and reliance letters (if any) that have been prepared in connection with such formation or acquisition of any Material Subsidiary or acquisition of any Material Real Property.

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(3) To the extent required by the Collateral and Guarantee Requirements, the Borrower will, or will cause the applicable Loan Party to, enter into deposit account control agreement, securities account control agreement or other control agreements or control arrangements for the benefit of the Secured Parties (subject to appropriate “springing” features if such other Indebtedness is an asset-based lending facility).

Section 6.12 Compliance with Environmental Laws. Except, in each case, to the extent that the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (1) comply, and take all reasonable actions to cause any lessees and other Persons operating or occupying its properties to comply, with all applicable Environmental Laws and Environmental Permits (including any cleanup, removal or remedial obligations required by Environmental Law or Governmental Authorities) and (2) obtain and renew all Environmental Permits required to conduct its operations or in connection with its properties.

Section 6.13 Further Assurances and Post-Closing Covenant. Subject to the provisions of the Collateral and Guarantee Requirement and any applicable limitations in any Collateral Document and in each case at the expense of the Borrower, promptly upon reasonable request from time to time by the Administrative Agent or the Collateral Agent or as may be required by applicable Laws (a) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Collateral Document or other document or instrument relating to any Collateral, and (b) do, execute, acknowledge, deliver, record, re-record, file and re-file any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent or Collateral Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Collateral Documents and to satisfy the Collateral and Guarantee Requirement.

Section 6.14 Use of Proceeds. The proceeds of the Closing Date Term Loans will be used on the Closing Date (i) to consummate the Closing Date Refinancing, (ii) to pay the applicable Transaction Expenses and (iii) to the extent any such proceeds remain after the foregoing uses, for general corporate purposes not prohibited by the terms of this Agreement. The proceeds of the Second Out Term Loans will be used on the Second Out Closing Date (i) to consummate the Second Out Closing Date Refinancing and (ii) to pay the applicable Transaction Expenses. The proceeds of the 2025 Incremental Term Loans will be used on the Amendment No. 2 Effective Date (i) to consummate the Amendment No. 2 Transactions and (ii) to pay the applicable Transaction Expenses.

Section 6.15 Post-Closing Obligations. Each of the Loan Parties shall satisfy the requirements set forth on Schedule 6.15 on or before the date specified for such requirement or such later date to be determined by the Administrative Agent.

Section 6.16 Accounting Changes. The Borrower shall, and shall cause its Subsidiaries to, maintain their Fiscal Year as in effect on the Effective Date; provided, however, that the Borrower may, upon written notice to the Administrative Agent, change its Fiscal Year to any other Fiscal Year reasonably acceptable to the Administrative Agent, in which case, the Borrower

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and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary to reflect such change in Fiscal Year.

Section 6.17 Nature of Business. The Borrower shall and shall cause its Subsidiaries to, engage in material lines of business substantially the same as those lines of business conducted by the Borrower and its Subsidiaries on the Effective Date or any business(es) or any other activities that are reasonably similar, ancillary, incidental, complimentary or related to, or a reasonable extension, development or expansion of, the business conducted or proposed to be conducted by the Borrower and its Subsidiaries on the Effective Date.

Section 6.18 Guarantor Coverage Requirement. The Borrower shall ensure that within 30 days (or such later date as may be agreed by the Administrative Agent (acting at the direction of the Required Lenders)) of the delivery of any Compliance Certificate to the Administrative Agent, (a) from and after the first date Adjusted EBITDA of the Borrower and its Subsidiaries for any Test Period is equal to or greater than $15,000,000, the aggregate Adjusted EBITDA attributable to the Loan Parties (calculated on the same basis as Adjusted EBITDA (but on an unconsolidated basis) and excluding goodwill, intra-group items and Investments in Subsidiaries and, in the case of the denominator for the purposes of any such calculation, excluding Subsidiaries constituting Excluded Subsidiaries as a result of clauses (2) or (3) of the definition of “Excluded Subsidiaries”) is no less than 85.0% of the Adjusted EBITDA of the Borrower and its Subsidiaries on a consolidated basis for the four consecutive Fiscal Quarters ending on the last day of the most recently ended Test Period on or prior to such date of determination (calculated on a pro forma basis), (b) the aggregate Total Assets attributable to the Loan Parties (calculated on the same basis as Total Assets (but on an unconsolidated basis) and excluding goodwill, intra-group items and Investments in Subsidiaries and, in the case of the denominator for the purposes of any such calculation, excluding Subsidiaries constituting Excluded Subsidiaries as a result of clauses (2) or (3) of the definition of “Excluded Subsidiaries”) is no less than 85.0% of the Total Assets of the Borrower and its Subsidiaries on a consolidated basis for the four consecutive Fiscal Quarters ending on the last day of the most recently ended Test Period on or prior to such date of determination (calculated on a pro forma basis) and (c) the aggregate revenues attributable to the Loan Parties (calculated on the same basis as consolidated revenues (but on an unconsolidated basis) and excluding goodwill, intra-group items and Investments in Subsidiaries and, in the case of the denominator for the purposes of any such calculation, excluding Subsidiaries constituting Excluded Subsidiaries as a result of clauses (2) or (3) of the definition of “Excluded Subsidiaries”) is no less than 85.0% of the consolidated revenues of the Borrower and its Subsidiaries on a consolidated basis for the four consecutive Fiscal Quarters ending on the last day of the most recently ended Test Period on or prior to such date of determination (calculated on a pro forma basis).

Section 6.19 Anti-Terrorism Law; Anti-Money Laundering; Anti-Corruption Laws.

(1) Borrower shall not:

(A) Directly or indirectly (i) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or any other Anti-Terrorism Law in violation of any applicable Anti-Terrorism Law or applicable Sanctions, (ii) transact business with or for the

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benefit of any Sanctioned Person in violation of applicable Sanctions, or (iii) otherwise engage in or conspire to engage in any transaction that violates or attempts to violate, any of the material prohibitions set forth in any applicable Anti-Terrorism Law or applicable Sanctions;

(B) Directly or indirectly undertake any Anti-Corruption Prohibited Activity;

(C) Act in any manner that would constitute a violation of any applicable Anti-Money Laundering Laws; and

(D) (i) Repay the Loans, in whole or in part, using funds or properties of the Borrower or any Subsidiaries that are, to the knowledge of the Borrower, derived from transactions or dealings with any Sanctioned Person or, the property of any Sanctioned Person or the product of a violation of Sanctions or any Anti-Corruption Prohibited Activity or (ii) to the knowledge of the Borrower, permit any Sanctioned Person to have any direct or indirect interest, in the Borrower or any of Subsidiaries, with the result that the investment in the Borrower or any of Subsidiaries (whether directly or indirectly) or the Loans made by the Lenders would be in violation of any applicable Sanctions; and

(2) Each Loan Party will maintain in effect and enforce policies and procedures, as applicable, that are reasonably designed to ensure compliance by the Loan Parties and their respective directors, officers, employees and agents with applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and applicable Sanctions.

Section 6.20 Centre of Main Interest ARTICLE VII    . With respect to any Loan Party existing under Luxembourg law, its head office (administration centrale) and its place of effective management (siège de direction effective) shall be located at its registered office (siège statutaire) in Luxembourg. In addition, for the purpose of the Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Insolvency Regulation”), its center of main interest (centre des intérêts principaux) shall be located at its registered office (siège statutaire) in Luxembourg and it shall have no “establishment” (as this term is used in article 2(10) of the Insolvency Regulation) in any other jurisdiction.

Article VII

Negative Covenants

From and after the Closing Date and for so long as the Termination Conditions are not satisfied:

Section 7.01 Liens. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly, create, incur or assume any Lien (except any Permitted Lien(s)) on any asset or property of the Borrower or any Subsidiary, or any income or profits therefrom. The expansion of Liens by virtue of accretion or amortization of original issue discount, the payment of dividends in the form of Indebtedness, and increases in the amount of Indebtedness

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outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Liens for purposes of this Section 7.01.

Section 7.02 Indebtedness.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness); provided that the Borrower may incur Indebtedness (including Acquired Indebtedness and the issuance of shares of Disqualified Stock), and any Subsidiary may incur Indebtedness (including Acquired Indebtedness and the issuance of shares of Disqualified Stock), in each case, in an unlimited amount if (any Indebtedness incurred pursuant to the following clauses (A), (B) and (C), “Permitted Ratio Debt”):

(A) with respect to Indebtedness secured by Liens on any or all of the Collateral on a pari passu basis with the Liens on the Collateral that secure the Obligations, the First Lien Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from such incurrence) would be no greater than either (x) 3.50 to 1.00 or (y) to the extent such Indebtedness is incurred in connection with a Permitted Acquisition, the First Lien Net Leverage Ratio (determined on a pro forma basis after giving effect to such Permitted Acquisition) for the Test Period most recently ended preceding the date of such incurrence immediately prior to giving effect to such incurrence;

(B) with respect to Indebtedness constituting Junior Lien Debt secured by Liens on any or all of the Collateral that secures the Obligations, the Secured Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from such incurrence) would be no greater than either (x) 5.00 to 1.00 or (y) to the extent such Indebtedness is incurred in connection with a Permitted Acquisition, the Secured Net Leverage Ratio (determined on a pro forma basis after giving effect to such Permitted Acquisition) for the Test Period most recently ended preceding the date of such incurrence would be no greater than the Secured Net Leverage Ratio immediately prior to giving effect to such incurrence;

(C) with respect to Indebtedness that is not secured, either (x) the Total Net Leverage Ratio for the Test Period preceding the date on which such Indebtedness is incurred (without netting any cash received from such incurrence) would not exceed 5.00 to 1.00 (including in connection with an acquisition or other Investment permitted under this Agreement) or (y) to the extent such Indebtedness is incurred in connection with a Permitted Acquisition, the Total Net Leverage Ratio (determined on a pro forma basis after giving effect to such Permitted Acquisition) for the Test Period most recently ended preceding the date of such incurrence would be no greater than the Total Net Leverage Ratio immediately prior to giving effect to such incurrence;

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in each case, determined on a pro forma basis; provided further that Permitted Ratio Debt (other than Permitted Ratio Debt assumed in connection with a Permitted Acquisition (and not incurred in contemplation thereof)) shall be subject to the following requirements (the following sub-clauses (1), (2), (3), (4) and (5) below, collectively, the “Specified Debt Requirements”):

(1) the terms of any such Indebtedness (excluding, for the avoidance of doubt, interest rates (including through fixed interest rates), interest margins, rate floors, fees, funding discounts, original issue discounts and prepayment or redemption premiums and terms which shall be determined by the Borrower) shall, at the option of the Borrower, to the extent not consistent with the Closing Date Term Loans and the 2025 Incremental Term Loans existing on the date that the applicable Indebtedness is incurred (a) be not materially more restrictive to the Borrower when taken as a whole (as determined by the Borrower in good faith) than the terms of the Closing Date Term Loans and the 2025 Incremental Term Loans except, in the case of this clause (a), with respect to covenants and other terms applicable only to periods after the Latest Maturity Date in effect immediately prior to the incurrence of the Indebtedness or (b) if the foregoing clause (a) is not satisfied, be reasonably satisfactory to the Administrative Agent (provided that, at the Borrower’s election, to the extent any term or provision is added for the benefit of the lenders under any such applicable Indebtedness that constitutes a term loan or notes, no consent shall be required from the Administrative Agent or any Lender to the extent that such term or provision is also added, or the features of such term or provision are provided, for the benefit of the Closing Date Term Lenders and the 2025 Incremental Term Loan Lenders (and, for the avoidance of doubt, such term shall be deemed reasonably satisfactory to the Administrative Agent);

(2) such Indebtedness shall (i) not mature earlier than the Original Term Loan Maturity Date and (ii) have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Closing Date Term Loans and the 2025 Incremental Term Loans outstanding on the date of incurrence of such Indebtedness;

(3) no Subsidiary that does not constitute a Loan Party may incur Permitted Ratio Debt if, on a pro forma basis after giving effect thereto, the aggregate outstanding principal amount and liquidation preference of Permitted Ratio Debt incurred by Subsidiaries that do not constitute Loan Parties would exceed the Non-Loan Party Cap;

(4) any mandatory prepayments of (a) any Permitted Ratio Debt in the form of term loans or notes, as applicable, that is secured by Liens on the Collateral that rank junior to the Liens on the Collateral that secure the Obligations or is not secured may not be made except to the extent that prepayments of such debt are not prohibited hereunder and to the extent required hereunder or pursuant to the terms of any Permitted Ratio Debt that

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is secured on a pari passu basis with the Obligations under this Agreement, first made or offered to the holders of the Closing Date Term Loans and the 2025 Incremental Term Loans (provided that, for the avoidance of doubt, mandatory prepayments may be made in connection with any refinancing of Permitted Ratio Debt permitted hereunder) and (b) any Permitted Ratio Debt that is secured by the Collateral on a pari passu basis with the Obligations under this Agreement in respect of events described in Section 2.05(2)(a), (b) and (c)(i) may be made on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis (provided that mandatory prepayments may be made on a greater than a pro rata basis with respect to repayments made in connection with any refinancing of any Permitted Ratio Debt permitted hereunder) with the Term Loans; and

(5) (a) the MFN Provision shall apply to any Permitted Ratio Debt that is secured by the Collateral on a pari passu basis with the Obligations under this Agreement as if such Permitted Ratio Debt was an Incremental Term Loan (for the avoidance of doubt, whether or not such Permitted Ratio Debt is in the form of loans or notes (including whether or not such loans or notes are broadly distributed or widely syndicated)) and (b) the ROFO Provision shall apply to any Permitted Ratio Debt as if such Permitted Ratio Debt was an Incremental Term Loan (for the avoidance of doubt, whether or not such Permitted Ratio Debt is in the form of loans or notes (including whether or not such loans or notes are broadly distributed or widely syndicated));

provided that the Specified Debt Requirements above shall not prohibit the inclusion of customary terms for “bridge” facilities or facilities funded into customary escrow arrangements, including customary mandatory prepayment, repurchase or redemption provisions.

(b) the foregoing clause (a) shall not apply to the following:

(1) Indebtedness of the Borrower and of its Subsidiaries under the Loan Documents (including Incremental Loans and Extended Loans);

(2) [reserved];

(3) the incurrence of Indebtedness by the Borrower and any Subsidiary in existence on the Effective Date or the Closing Date listed on Schedule 7.02 (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders) (excluding Indebtedness described in the preceding clause (1) and clause (25) below);

(4) Indebtedness (including Capitalized Lease Obligations, Purchase Money Obligations and Existing Equipment Financings) incurred or issued by the Borrower or any other Loan Party and Preferred Stock issued by any Subsidiary, to finance the purchase, lease, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or other assets, including assets that are used or useful in a Similar Business,

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whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness or Preferred Stock incurred or issued and outstanding under this clause (4), and any Refinancing Indebtedness of the Indebtedness referred to in this clause (4), at such time not to exceed $200,000,000;

(5) Indebtedness incurred by the Borrower or any Subsidiary (a) constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, completion guarantees warehouse receipts, or similar instruments issued or entered into, or relating to obligations or liabilities incurred, in the ordinary course of business or consistent with industry practice, including in respect of workers’ compensation claims, performance, completion, bid, appeal or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, unemployment insurance or other social security legislation or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, performance, completion or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or (b) as an account party in respect of letters of credit, bank guarantees or similar instruments in favor of suppliers, trade creditors or other Persons issued or incurred in the ordinary course of business or consistent with industry practice;

(6) the incurrence of Indebtedness arising from agreements of the Borrower or any Subsidiary providing for (x) indemnification or adjustment of purchase price or similar obligation, (y) Earnouts, or (z) any promissory note or notes or similar seller financing issued by Borrower or a Subsidiary, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that any payments of interest in respect of any such notes or financing under clause (z) shall not be cash-pay;

(7) the incurrence of Indebtedness of the Borrower owing to a Subsidiary (or to any Parent Company which is substantially contemporaneously transferred to the Borrower or any Subsidiary); provided that any such Indebtedness for borrowed money owing to a Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Loans pursuant to the Intercompany Subordination Agreement; provided further that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary or any collateral pledge of such Indebtedness constituting a Permitted Lien) will be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (7);

(8) the incurrence of Indebtedness of a Subsidiary owing to the Borrower or another Subsidiary (or to any Parent Company which is substantially contemporaneously transferred to the Borrower or any Subsidiary) to the extent permitted by Section 7.05; provided that any such Indebtedness for borrowed money incurred by a Guarantor and owing to a Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Guaranty of the Loans of such Guarantor pursuant to the Intercompany Subordination Agreement; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such

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Subsidiary ceasing to be a Subsidiary or any such subsequent transfer of any such Indebtedness (except to the Borrower or a Subsidiary or any collateral pledge of such Indebtedness constituting a Permitted Lien) will be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

(9) the issuance of shares of Preferred Stock or Disqualified Stock of a Subsidiary issued to the Borrower or a Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary that holds such Preferred Stock or Disqualified Stock ceasing to be a Subsidiary or any other subsequent transfer of any such shares of Preferred Stock or Disqualified Stock (except to the Borrower or another Subsidiary or any collateral pledge of such Indebtedness constituting a Permitted Lien) will be deemed, in each case, to be an issuance of such shares of Preferred Stock or Disqualified Stock (to the extent such Preferred Stock is then outstanding) not permitted by this clause (9);

(10) the incurrence of Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) in respect of Hedge Agreements designed to hedge against fluctuations in interest rates, foreign exchange rates or commodities pricing risks incurred in the ordinary course of business;

(11) [reserved];

(12) the incurrence of Indebtedness of the Borrower and Indebtedness or Preferred Stock of the Borrower or any Subsidiary in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred or issued, as applicable, pursuant to this clause (12), together with any Refinancing Indebtedness in respect thereof, does not exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 30.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries at any one time outstanding (with such amount reduced by any amounts then outstanding and incurred pursuant to Section 2.14(4)(c)(I)) plus, without duplication, in the event of any extension, replacement, refinancing, renewal or defeasance of any such Indebtedness, an amount equal to the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and any defeasance costs and any fees and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with the issuance of such new Indebtedness or the extension, replacement, refunding, refinancing, renewal or defeasance of such Indebtedness; provided that (i) such Indebtedness incurred by a Loan Party under this clause (12) may only be secured if secured by a Lien on the Collateral that is junior to the Liens securing the Obligations or may be unsecured and (ii) no Subsidiary that does not constitute a Loan Party may incur Indebtedness under this clause (12) in excess of the Non-Loan Party Cap;

(13) the incurrence by the Borrower or any Subsidiary of Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under clause (3) above, this clause (13) and clause (14), or any successive Refinancing Indebtedness with respect to any of the foregoing; provided that such Indebtedness shall continue to constitute a usage of the applicable clause;

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(14) (a) Indebtedness assumed by the Borrower or any Subsidiary in connection with a Permitted Acquisition or any other similar Investment permitted hereunder (in each case, only to the extent not incurred in contemplation thereof); and (b) Acquired Indebtedness and Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Borrower or any Subsidiary or merged into, amalgamated or consolidated with the Borrower or a Subsidiary in accordance with the terms of this Agreement, in each case in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and assumed pursuant to this clause (14), together with any Refinancing Indebtedness in respect thereof, does not exceed $10,000,000 plus the amount of Capitalized Lease Obligations assumed in connection with (and not incurred in contemplation of) a Permitted Acquisition or any other similar Investment permitted hereunder at any one time outstanding; it being understood that with respect to assumed Indebtedness incurred under this clause (14), such Indebtedness is only the obligation of the Person and/or Person’s Subsidiaries that are acquired or that acquire the relevant assets and such Indebtedness was not created in contemplation of such acquisition;

(15) the incurrence of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with industry practice;

(16) the incurrence of Indebtedness of the Borrower or any Subsidiary supported by letters of credit or bank guarantees permitted hereunder, in each case, in a principal amount not in excess of the stated amount of such letters of credit or bank guarantees;

(17) (a) the incurrence of any guarantee by the Borrower or a Subsidiary of Indebtedness or other obligations of the Borrower or any Subsidiary so long as the incurrence of such Indebtedness or other obligations incurred by the Borrower or such Subsidiary is otherwise permitted by this Section 7.02, or (b) any co-issuance by the Borrower or any Subsidiary of any Indebtedness or other obligations of the Borrower or any Subsidiary so long as the incurrence of such Indebtedness or other obligations by the Borrower or such Subsidiary was otherwise permitted under this Section 7.02;

(18) the incurrence of Indebtedness issued by the Borrower or any Subsidiary to future, present or former employees, directors, officers, members of management and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members and permitted transferees thereof, in each case to finance the purchase or redemption of Equity Interests of the Borrower or any Parent Company to the extent described in Section 7.05(b)(4);

(19) customer deposits and advance payments received in the ordinary course of business or consistent with industry practice from customers for goods and services purchased in the ordinary course of business or consistent with industry practice;

(20) the incurrence of (a) Indebtedness owed to banks and other financial institutions incurred in the ordinary course of business or consistent with industry practice in connection with ordinary banking arrangements to manage cash balances of the Borrower and its Subsidiaries and (b) Indebtedness in respect of Cash Management Services, including Cash Management Obligations; in each case, other than any receivables financing or factoring facilities;

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(21) Indebtedness incurred by the Borrower or any Subsidiary in connection with discounted bills of exchange or the discounting of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business or consistent with industry practice on arm’s-length commercial terms; in each case, other than any receivables financing or factoring facilities;

(22) the incurrence of Indebtedness of the Borrower or any Subsidiary consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business or consistent with industry practice;

(23) the incurrence of Indebtedness by the Borrower or any Subsidiary in connection with any joint venture arrangements and similar binding arrangements, in each case, in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness then outstanding and incurred or issued, as applicable, pursuant to this clause (23), together with any Refinancing Indebtedness in respect of any of the foregoing, does not exceed $25,000,000;

(24) [reserved];

(25) the incurrence of Indebtedness pursuant to an asset-based or other revolving credit facility in an amount not to exceed $100,000,000; provided that such facility (i) may not be guaranteed by Non-Loan Parties, or secured by assets that do not constitute Collateral, (ii) must be on terms (x) not materially more restrictive to the Borrower when taken as a whole (as determined by the Borrower in good faith) than the terms of the Closing Date Term Loans and the 2025 Incremental Term Loans except with respect to covenants and other terms applicable by nature of the facility being an asset-based or other revolving credit facility or (y) if clause (x) is not satisfied, be reasonably satisfactory to the Administrative Agent and (iii) subject to an Applicable Intercreditor Agreement (which if such facility is an asset-based facility, must reflect a customary “split lien” collateral structure and, if such facility is a non-asset-based revolving credit facility, then such facility may be secured on a pari passu basis with the Liens that secure the Closing Date Term Loans and the 2025 Incremental Term Loans);

(26) the incurrence of Indebtedness attributable to (but not incurred to finance) the exercise of appraisal rights or the settlement of any claims or actions (whether actual, contingent or potential) with respect to the Transactions or any acquisition (by merger, consolidation or amalgamation or otherwise) in accordance with the terms hereof;

(27) the incurrence of Indebtedness representing deferred compensation to employees of any Parent Company, the Borrower or any Subsidiary, including Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in connection with the Transactions, any investment or any acquisition (by merger, consolidation or amalgamation or otherwise) permitted under this Agreement;

(28) guarantees incurred in the ordinary course of business or consistent with industry practice in respect of obligations to suppliers, customers, franchisees, lessors, licensees, sublicensees and distribution partners;

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(29) the incurrence of Indebtedness by Subsidiaries that are not Loan Parties (i) in an amount outstanding any time not to exceed the Non-Loan Party Cap or (ii) in the form of ordinary course working capital lines of credit or local lines of credit that is non-recourse to any Loan Party and is not secured by assets constituting Collateral, together with any Refinancing Indebtedness in respect thereof;

(30) [reserved];

(31) the incurrence of Indebtedness arising out of any Sale-Leaseback Transaction in an amount not to exceed $50,000,000;

(32) Convertible Indebtedness in an amount not to exceed $100,000,000; provided that the ROFO Provision shall apply to the issuance of any Convertible Indebtedness in a private placement as if such Convertible Indebtedness was an Incremental Term Loan;

(33) the incurrence of Indebtedness arising out of any Permitted Receivables Facility in an amount not to exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 20.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries;

(34) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (1) through (33) above.

For purposes of determining compliance with this Section 7.02:

(1) in the event that an item of Indebtedness or Preferred Stock (or any portion thereof) at the time of incurrence meets the criteria of more than one of the categories of Permitted Indebtedness or Preferred Stock described in clauses (1) through (33) above, the Borrower, in its sole discretion, may divide and classify, such item of Indebtedness or Preferred Stock (or any portion thereof) in more than one of the types of Indebtedness or Preferred Stock described in Section 7.02(b) and will only be required to include the amount and type of such Indebtedness or Preferred Stock (or a portion thereof) in such of the above clauses as determined by the Borrower at such time; provided that all Indebtedness incurred hereunder on the Closing Date ~~or~~, the Second Out Closing Date or the Amendment No. 2 Effective Date will, at all times, be treated as incurred under Section 7.02(b)(1);

(2) [reserved];

(3) the principal amount of Indebtedness outstanding under any clause of this Section 7.02 will be determined after giving effect to the application of proceeds of any such Indebtedness to refinance any such other Indebtedness;

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(4) in the event an item of Indebtedness or Preferred Stock (or any portion thereof) is incurred or issued pursuant to a fixed dollar Basket under Section 7.02(b) on the same date that an item of Indebtedness or Preferred Stock (or any portion thereof) is incurred or issued under an applicable incurrence test available under Section 7.02(b), then the applicable incurrence test under Section 7.02(b) will be calculated with respect to such incurrence under such incurrence test without regard to any incurrence under a fixed dollar Basket then available under Section 7.02(b); provided that unless the Borrower elects otherwise, the incurrence of Indebtedness or Preferred Stock will be deemed incurred or issued first under the then available incurrence test under Section 7.02(b) to the extent permitted with the balance incurred under a then available fixed dollar Basket under Section 7.02(b); and

(5) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that are otherwise included in the determination of a particular amount of Indebtedness will not be included in the determination of such amount of Indebtedness; provided that the incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was incurred in compliance with this Section 7.02.

The accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness or Preferred Stock and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case, will not be deemed to be an incurrence of Indebtedness or Preferred Stock for purposes of this Section 7.02. Any Indebtedness incurred to refinance Indebtedness or Preferred Stock incurred pursuant to clauses (3), (4), (12), (13), (14) and (25) of Section 7.02(b) will be permitted to include additional Indebtedness or Preferred Stock incurred to pay accrued but unpaid interest and dividends and premiums, defeasance costs and fees and expenses incurred in connection with such refinancing and, without duplication, any other Incremental Amounts.

For purposes of determining compliance with any Dollar denominated restriction on the incurrence of Indebtedness or issuance of Preferred Stock, the Dollar equivalent principal amount of Indebtedness or Preferred Stock denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness or Preferred Stock was incurred, in the case of term debt, or first committed or first incurred (whichever yields the lower Dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness or Preferred Stock is issued to Refinance other Indebtedness or Preferred Stock denominated in a foreign currency, and such refinancing would cause the applicable Dollar denominated (or the applicable growth component with respect to such Basket, if greater) restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness or Preferred Stock does not exceed (i) the principal amount of such Indebtedness or Preferred Stock (as applicable) being refinanced plus (ii) the aggregate amount of accrued but unpaid interest, fees, underwriting discounts, defeasance costs, premiums (including tender premiums) and other costs and expenses (including OID, upfront fees

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or similar fees) incurred in connection with such refinancing and, without duplication, any other Incremental Amounts.

The principal amount of any Indebtedness or Preferred Stock incurred to refinance other Indebtedness or Preferred Stock, if incurred in a different currency from the Indebtedness or Preferred Stock, as applicable, being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness or Preferred Stock is denominated that is in effect on the date of such refinancing. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date will be the principal amount thereof that would be shown on a balance sheet of the Borrower dated such date prepared in accordance with IFRS.

Section 7.03 Fundamental Changes. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, consolidate, amalgamate or merge with or into or wind up into another Person, or liquidate or dissolve or sell, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person (other than as part of the Transactions), including by an allocation of assets among newly divided limited liability companies pursuant to a “plan of division” under the Delaware Limited Liability Company Act, except that:

(1) Subject to Section 3.03(a) of the Security Agreement, any Subsidiary may merge, amalgamate or consolidate with the Borrower (including a merger, amalgamation or consolidation, the purpose of which is to reorganize or continue the Borrower into a new jurisdiction); provided that:

(a) the Borrower shall be the continuing or surviving Person, and

(b) such merger, amalgamation or consolidation does not result in the Borrower ceasing to be formed, incorporated or organized under the Laws of Luxembourg (unless formed, incorporated or organized in the United States, any state thereof or the District of Columbia).

(2)

(a) (i) any Subsidiary that is not a Loan Party may amalgamate, merge or consolidate with or into any other Subsidiary that is not a Loan Party and (ii) any Subsidiary that is a Loan Party may merge or consolidate with a Subsidiary that is not a Loan Party so long as the resulting Investment in such Non-Loan Party Subsidiary, if newly made, would otherwise constitute a Permitted Investment;

(b) any Subsidiary may amalgamate, merge or consolidate with or into any other Subsidiary that is a Loan Party; provided that a Loan Party shall be the continuing or surviving Person or the resulting Investment in the continuing or surviving Person, if newly made, would otherwise constitute a Permitted Investment;

(c) any merger, amalgamation or consolidation the sole purpose of which is to reincorporate or reorganize or continue a Loan Party in another jurisdiction in the United States will be permitted, and

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(d) any Subsidiary may liquidate or dissolve or change its legal form if the Borrower determines in good faith that such action is in the best interests of the Borrower and its Subsidiaries and is not materially disadvantageous to the Lenders;

provided that in the case of this Section 7.03(2), (x) no Event of Default shall have occurred and be continuing or result therefrom or, in the case of a Permitted Acquisition or similar committed investment, no Event of Default under Section 8.01(1) or Section 8.01(6) shall have occurred and be continuing or result therefrom and (y) the Person who receives the assets of such dissolving or liquidated Subsidiary that is a Guarantor shall be a Loan Party or such disposition shall otherwise be permitted under Section 7.05 or would otherwise constitute a Permitted Investment;

(3) any Subsidiary may dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or another Subsidiary; provided that if the transferor in such a transaction is a Loan Party, then (x) the transferee must be a Loan Party or (y) to the extent constituting an Investment, such Investment must be a Permitted Investment in a Subsidiary which is not a Loan Party;

(4) so long as no Event of Default shall have occurred and be continuing or result therefrom or, in the case of a Permitted Acquisition or similar committed investment, no Event of Default under Section 8.01(1) or Section 8.01(6) shall have occurred and be continuing or result therefrom, the Borrower may amalgamate, merge or consolidate with (or dispose of all or substantially all of its assets to) any other Person; provided that:

(i) (a) the Borrower shall be the continuing or surviving corporation or (b) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Borrower (or, in connection with a disposition of all or substantially all of the Borrower’s assets, is the transferee of such assets) (any such Person, a “Successor Borrower”): the Successor Borrower will:

(A) be an entity formed, incorporated, organized or existing under the Laws of Luxembourg or the United States, any state thereof or the District of Columbia;

(B) expressly assume all the obligations of the Borrower under this Agreement and the other Loan Documents to which the Borrower is a party pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent and the Borrower; and

(C) deliver to the Administrative Agent (I) an Officer’s Certificate stating that such merger, amalgamation or consolidation or other transaction and such supplement to this Agreement or any Loan Document (as applicable) satisfies the requirements under this Section 7.03(4) and (II) an Opinion of Counsel including customary organization, due execution, no conflicts and enforceability opinions (similar in scope and substance to the opinions delivered to the Administrative Agent on the Effective Date or the Closing Date, as applicable) to the extent reasonably requested by the Administrative Agent;

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(ii) substantially contemporaneously with such transaction (or at a later date as may be agreed by the Administrative Agent),

(A) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, will by a supplement to the Guaranty (or in another form reasonably satisfactory to the Administrative Agent and the Borrower) reaffirm its Guaranty of the Obligations (including the Successor Borrower’s obligations under this Agreement),

(B) each Loan Party, unless it is the other party to such merger, amalgamation or consolidation, will, by a supplement to the Security Agreement (or in another form reasonably satisfactory to the Administrative Agent), confirm its grant or pledge thereunder, and

(C) if reasonably requested by the Administrative Agent, each mortgagor of a Mortgaged Property, unless it is the other party to such merger, amalgamation or consolidation, will, by an amendment to or restatement of the applicable Mortgage (or other instrument reasonably satisfactory to the Collateral Agent and the Borrower), confirm that its obligations thereunder shall apply to the Successor Borrower’s obligations under this Agreement;

(iii) [reserved]; and

(iv) the Administrative Agent shall have received at least three (3) Business Days prior to such transaction all documentation and other information in respect of the Successor Borrower required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; provided further that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, the Borrower under this Agreement;

(5) [reserved];

(6) any Subsidiary may amalgamate, merge or consolidate with (or dispose of all or substantially all of its assets to) any other Person in order to effect a Permitted Investment or other investment permitted pursuant to Section 7.05 so long as no Event of Default shall have occurred and be continuing or result therefrom or, in the case of a Permitted Acquisition or similar committed investment, no Event of Default under Section 8.01(1) or Section 8.01(6) shall have occurred and be continuing or result therefrom; provided further, that the continuing or surviving Person will be a Loan Party, in each case, which together with each of its Subsidiaries, will have complied with the applicable requirements of Section 6.11;

(7) a merger, amalgamation, dissolution, liquidation, consolidation or disposition, the purpose of which is to effect a disposition permitted pursuant to Section 7.04 (other than under clause (c) of the definition of “Asset Sale”) will be permitted;

(8) subject to Section 3.03(a) of the Security Agreement, the Borrower may (a) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or

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existing under the laws of the jurisdiction of organization of the Borrower or the laws of a jurisdiction in the United States and (b) change its name;

(9) the Loan Parties and their respective Subsidiaries may consummate the Transactions; and

(10) the commencement of any proceedings against any Subsidiary under Debtor Relief Laws to the extent such proceedings do not constitute an Event of Default under Section 8.01(6) will be permitted.

Notwithstanding anything in this Section 7.03 and subject to the Collateral and Guarantee Requirement, in the event a Loan Party changes its (i) name as it appears in official filings in its jurisdiction of incorporation, organization or formation or (ii) chief place of business or chief executive office, each Loan Party shall within sixty (60) days (or such longer time period as may be agreed by the Collateral Agent) after any such change, give the Collateral Agent written notice of such change.

Section 7.04 Asset Sales. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, consummate any Asset Sale unless:

(1) the Borrower or such Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise in connection with such Asset Sale) at least equal to the fair market value (measured at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of, and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration for such Asset Sale, together with all other Asset Sales since the Closing Date (on a cumulative basis), received by the Borrower or a Subsidiary, as the case may be, and to the extent the consideration received in connection with the consummation of such Asset Sale or Asset Sales exceeds the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 15.0% of Adjusted EBITDA) as of the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries and is in the form of cash or Cash Equivalents; provided that each of the following will be deemed to be cash or Cash Equivalents for purposes of this clause (2):

(a) any liabilities (as shown on the Borrower’s or any Subsidiary’s most recent balance sheet or in the footnotes thereto or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Borrower’s or a Subsidiary’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Borrower) of the Borrower or any Subsidiary, other than liabilities that are by their terms subordinated in right of payment to the Obligations, that are (i) assumed by the transferee of any such assets (or a third party in connection with such transfer) or (ii) otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to the Borrower or a Subsidiary);

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(b) any securities, notes or other obligations or assets received by the Borrower or any Subsidiary from such transferee or in connection with such Asset Sale (including earnouts and similar obligations) that are converted by the Borrower or a Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within one hundred eighty (180) days following the closing of such Asset Sale;

(c) any Designated Non-Cash Consideration received by the Borrower or any Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 15.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries on the date of the receipt of such Designated Non-Cash Consideration (or, at the Borrower’s option, at the time of contractually agreeing to such Asset Sale), with the fair market value of each item of Designated Non-Cash Consideration being measured, at the Borrower’s option, either at the time of contractually agreeing to such Asset Sale or at the time received and, in either case, without giving effect to any subsequent change(s) in value; or

(d) [reserved]; and

(3) the Net Proceeds of such Asset Sale shall be applied and/or reinvested as (and to the extent) required by Section 2.05(2)(b).

To the extent any Collateral is disposed of as expressly permitted by this Section 7.04 to any Person other than a Loan Party, such Collateral shall automatically be sold free and clear of the Liens created by the Loan Documents, and, if requested by the Administrative Agent, upon the certification by the Borrower that such disposition is permitted by this Agreement, the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

In addition, none of the Borrower or any Subsidiary shall enter into any Sale-Leaseback Transaction unless (1) at the time of the consummation thereof no Event of Default has occurred and is continuing and (2) such Sale-Leaseback Transaction is conducted as an arm’s-length basis and is for fair market value of the applicable property as determined by a Responsible Officer of the Borrower in good faith.

Notwithstanding anything to the contrary in this Agreement or any other Loan Document, none of the Borrower nor any of its Subsidiaries shall assign, sell, dispose or otherwise transfer ownership (including by way of Asset Sale, making an Investment, through a Sale-Leaseback Transaction or otherwise, whether or not otherwise permitted by this Agreement) of, or an exclusive license, sublicense, lease or sublease for, any Material Intellectual Property, Material Real Property (including, for the avoidance of doubt, the Iceland Manufacturing Facility) or Material Contract to any Affiliate of the Borrower that is not a Loan Party (or shall become a Loan Party in connection with such transaction), nor shall it cause or permit any Affiliate of the Borrower that is not a Loan Party (or shall become a Loan Party in connection with such transaction) to own or hold any title or exclusive rights to any Material Intellectual Property,

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Material Real Property (including, for the avoidance of doubt, the Iceland Manufacturing Facility) or Material Contract; provided that the foregoing shall not prohibit any licensing or sublicensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialization of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, sublicense, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Borrower’s and its Subsidiaries’ business, condition (financial or otherwise) or prospects, taken as a whole.

Section 7.05 Restricted Payments. (a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly:

(A) declare or pay any dividend or make any payment or distribution on account of the Borrower’s or any Subsidiary’s Equity Interests (in each case, solely in such Person’s capacity as holder of such Equity Interests), including any dividend or distribution payable in connection with any merger, amalgamation or consolidation, other than:

(1) dividends, payments or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Borrower or a Parent Company or in options, warrants or other rights to purchase such Equity Interests; or

(2) dividends, payments or distributions by a Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a wholly owned Subsidiary, the Borrower or a Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities or such other amount to which it is entitled pursuant to the terms of such Equity Interest;

(B) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Borrower or any Parent Company, including in connection with any merger, amalgamation or consolidation, in each case held by Persons other than the Borrower or a Subsidiary;

(C) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or final maturity, any unsecured Indebtedness, Subordinated Indebtedness, any Second Out Term Loans or any Junior Lien Debt constituting Indebtedness for borrowed money (and excluding intercompany Indebtedness among the Borrower and its Subsidiaries) (“Restricted Junior Debt”) (provided that no portion of any “split lien” asset-based revolving credit facility permitted to be incurred under clause (25) of Section 7.02(b) shall constitute “Restricted Junior Debt”) and any such payment, redemption, repurchase, defeasance, acquisition or retirement for value, a “Restricted Junior Debt Payment”), other than:

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(i) Indebtedness permitted under clauses (7), (8) and (9) of Section 7.02(b); or

(ii) the payment, redemption, repurchase, defeasance, acquisition or retirement for value of Restricted Junior Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement; or

(D) make any Restricted Investment;

(all such payments and other actions set forth in clauses (A) through (D) above being collectively referred to as “Restricted Payments”);

(b) The provisions of Section 7.05(a) will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within sixty (60) days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of this Section 7.05;

(2) (a) the redemption, repurchase, defeasance, discharge, retirement or other acquisition of (i) any Equity Interests of the Borrower, any Subsidiary or any Parent Company, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or (ii) Indebtedness, in each case, made (x) in exchange for, or out of the proceeds of, a sale or issuance (other than to the Borrower or a Subsidiary) of Equity Interests of the Borrower or any Parent Company (to the extent such Equity Interests or proceeds therefrom are contributed to the Borrower) (in each case, other than Disqualified Stock) and (y) within one hundred twenty (120) days of such sale or issuance (“Refunding Capital Stock”), and

(b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of a sale or issuance (other than to a Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any Subsidiary) of Refunding Capital Stock made within one hundred twenty (120) days of such sale or issuance;

(3) the principal payment on, defeasance, redemption, repurchase, exchange or other acquisition or retirement of:

(a) Restricted Junior Debt of the Borrower or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the sale, issuance or incurrence of, new Restricted Junior Debt of the Borrower or a Subsidiary Guarantor or Disqualified Stock of the Borrower or a Subsidiary Guarantor; provided such new Restricted Junior Debt shall mature no earlier, and not have a shorter weighted average life, than the Indebtedness being refinanced or exchanged

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and such newly issued Restricted Junior Debt otherwise satisfies the requirements set forth in the definition of “Refinancing Indebtedness”;

(b) Disqualified Stock of the Borrower or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the sale, issuance or incurrence of Disqualified Stock of the Borrower or a Subsidiary Guarantor, made within one hundred twenty (120) days of such sale, issuance or incurrence if such newly issued Disqualified Stock otherwise satisfies the requirements set forth in the definition of Refinancing Indebtedness;

(c) Disqualified Stock of a Subsidiary that is not a Subsidiary Guarantor made by exchange for, or out of the proceeds of the sale or issuance of, Disqualified Stock of a Subsidiary that is not a Subsidiary Guarantor, made within one hundred twenty (120) days of such sale or issuance that, in each case, is and such newly issued Disqualified Stock otherwise satisfies the requirements set forth in the definition of Refinancing Indebtedness; and

(d) any Restricted Junior Debt or Disqualified Stock that constitutes Acquired Indebtedness;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) (including related stock appreciation rights or similar securities) of the Borrower or any Parent Company held by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries or any Parent Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any equity subscription or equity holder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Borrower or any Parent Company in connection with any such repurchase, retirement or other acquisition); provided that the aggregate amount of Restricted Payments made under this clause (4), together with payments permitted pursuant to clause (15) below, does not exceed $25,000,000 in any Fiscal Year with unused amounts in any calendar year being carried over to the next two succeeding calendar years; provided, further, that each of the amounts in any calendar year under this clause (4) may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Borrower and, to the extent contributed to the Borrower, the cash proceeds from the sale of Equity Interests of any Parent Company, in each case to any future, present or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its

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Subsidiaries or any Parent Company that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests and Not Otherwise Applied; plus

(b) the amount of any cash bonuses otherwise payable to members of management, employees, directors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any of its Subsidiaries or any Parent Company that are foregone in exchange for the receipt of Equity Interests of the Borrower or any Parent Company pursuant to any compensation arrangement, including any deferred compensation plan; plus

(c) the cash proceeds of life insurance policies received by the Borrower or its Subsidiaries (or by any Parent Company to the extent contributed to the Borrower) after the Closing Date; minus

(d) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a), (b) and (c) of this clause (4);

provided that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by clauses (a), (b) and (c) above in any calendar year; provided further that cancellation of Indebtedness owing to the Borrower or any Subsidiary from any future, present or former employees, directors, officers, members of management, or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any Parent Company or any Subsidiary in connection with a repurchase of Equity Interests of the Borrower or any Parent Company will not be deemed to constitute a Restricted Payment for purposes of this Section 7.05 or any other provision of this Agreement;

(5) [reserved];

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued by the Borrower or any Subsidiary after the Closing Date in accordance with Section 7.02 in an amount equal to the regularly scheduled coupon payments on such Designated Preferred Stock;

(7) i) payments made or expected to be made by the Borrower or any Subsidiary in respect of withholding or similar taxes payable with respect to payments to any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members or permitted transferees) of the Borrower, any Subsidiary or any Parent Company,

(b) any repurchases or withholdings of Equity Interests in connection with the exercise of stock options, warrants or similar rights if such Equity Interests represent a portion of the exercise of, or withholding obligations with respect to, such options, warrants or similar rights or required withholding or similar taxes, and

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(c) loans or advances to officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company in connection with such Person’s purchase of Equity Interests of the Borrower or any Parent Company; provided that no cash is actually advanced pursuant to this clause (c) other than to pay taxes due in connection with such purchase, unless immediately repaid;

(8) [reserved];

(9) Restricted Payments in an amount that does not exceed the aggregate amount of Excluded Contributions;

(10) Restricted Payments made with the Available Amount; provided that (i) Restricted Payments (other than Restricted Investments) may not be made in reliance on clause (1) of the definition of “Available Amount”, (ii) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (iii) immediately prior to such Restricted Payment and after giving pro forma effect thereto and the application of the net proceeds therefrom, (A) with respect to Restricted Payments (other than Restricted Investments), the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment shall be no greater than 4.00 to 1.00 and (B) with respect to Restricted Investments, the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Investment shall be no greater than 4.50 to 1.00;

(11) Restricted Payments set forth in clauses (A), (B) or (C) of the definition thereof in an aggregate amount taken together with the outstanding amount of all other Restricted Payments made pursuant to this clause (11) not to exceed (as of the date any such Restricted Payment is made) an amount not to exceed the greater of (i) $30,000,000 and (ii) 3.0% of Total Assets (or after the Adjusted EBITDA Grower Trigger Date, 15.0% of Adjusted EBITDA) as of (or for) the most recently ended Test Period (calculated on a pro forma basis) of the Borrower and its Subsidiaries; provided that (i) no Event of Default will have occurred and be continuing at the time of making any Restricted Payment and (ii) with respect to Restricted Payments set forth in clauses (A) and (B) of the definition thereof, immediately prior to such Restricted Payment and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment shall be no greater than 4.50 to 1.00;

(12) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto;

(13) the repurchase, redemption, defeasance, acquisition, or retirement for value of any Restricted Junior Debt from Excluded Proceeds (except to the extent included in the calculation of Available Amount);

(14) the declaration and payment of dividends or distributions by the Borrower or any Subsidiary to, or the making of loans or advances to, the Borrower or any Parent Company in amounts required for any Parent Company to pay in each case without duplication:

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(a) franchise, excise and similar taxes, and other fees, taxes and expenses, in each case, require to maintain their corporate or other legal existence;

(b) (i) payment of expenses and indemnities (but not any fees) pursuant to the Management Services Agreement provided on behalf of, employees, directors, officers, members of management and consultants of any Parent Company attributable to the ownership of the Borrower and (ii) payments not prohibited under Section 7.06(b)(3);

(c) non-income taxes and general corporate or other operating, administrative, compliance and overhead costs and expenses (including customary, ordinary course salary or other compensation payable to the members of the board of directors of any Parent Company (to the extent such compensation relates solely to such Person’s role at such Parent Company) and expenses relating to auditing and other accounting matters) of any Parent Company attributable to the ownership of the Borrower and its Subsidiaries; provided that no management, monitoring, consulting, transaction, advisory and other fees shall be payable to any Parent Company or any director, officer or member of management thereof pursuant to this clause (d);

(d) fees and expenses (including ongoing compliance costs and listing expenses) related to any equity or debt offering of a Parent Company (whether or not consummated);

(e) amounts that would be permitted to be paid directly by the Borrower or its Subsidiaries under Section 7.06(b) (other than clause 2(a) thereof);

(f) Restricted Payments that are purchases of Receivables Assets pursuant to a Receivables Repurchase Obligation in connection with a Permitted Receivables Facility and the payment or distribution of Limited Originator Recourse and Receivables Fees;

(g) to any Parent Company to finance Investments or other acquisitions or investments otherwise permitted to be made pursuant to this Section 7.05 if made by the Borrower; provided that:

(i) such Restricted Payment must be made within one hundred twenty (120) days of the closing of such Investment, acquisition or investment,

(ii) such Parent Company must, promptly following the closing thereof, cause (A) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Borrower or another Loan Party (which, for the avoidance of doubt, shall not be designated as Excluded Contributions) or (B) the merger, amalgamation, consolidation or sale of the Person formed or acquired into the Borrower or another Loan Party (to the extent not prohibited by Section 7.03) in order to consummate such Investment, acquisition or investment,

(iii) such Parent Company and its Affiliates (other than the Borrower or any Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Borrower or a Subsidiary could have given such consideration or made such payment in compliance with this Agreement,

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(iv) any property received by the Borrower may not increase amounts available for Restricted Payments with the Available Amount or increase any other basket hereunder which would otherwise increase based on the amount of cash or property contributed to the equity capital of the Borrower or its Subsidiaries; and

(v) to the extent constituting an Investment, such Investment will be deemed to be made by the Borrower or such Subsidiary pursuant to another provision of this Section 7.05 (other than pursuant to clause (9) of this Section 7.05(b)) or pursuant to the definition of “Permitted Investments” (other than clause (9) thereof);

(15) payments pursuant to and in accordance with stock option plans or other equity or benefit plans for management or employees of the Borrower and its Subsidiaries in effect from time to time, together with payments permitted pursuant to clause (4) above, not exceeding $25,000,000 in any Fiscal Year;

(16) cash payments, or loans, advances, dividends or distributions to any Parent Company to make payments, in lieu of issuing fractional shares in connection with share dividends, share splits, reverse share splits, mergers, consolidations, amalgamations or other business combinations and in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Borrower, any Subsidiary or any Parent Company;

(17) [reserved];

(18) making payments for the benefit of the Borrower or any Subsidiary to the extent such payments could have been made by the Borrower or any Subsidiary because such payments (a) would not otherwise be Restricted Payments and (b) would be permitted by Section 7.06;

(19) payments and distributions to dissenting stockholders pursuant to applicable law pursuant to or in connection with (a) a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole that complies with the terms of this Agreement or (b) any other transaction that complies with the terms of this Agreement;

(20) Restricted Payments (other than Restricted Investments), so long (x) after giving pro forma effect thereto and the application of the net proceeds therefrom, the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment would be no greater than 3.50 to 1.00 and (y) immediately after giving effect thereto no Event of Default shall have occurred and be continuing;

(21) the making of cash payments in connection with (a) the Closing Date Refinancing and the Second Out Closing Date Refinancing and (b) any conversion of Convertible Indebtedness of the Borrower or any Subsidiary in an aggregate amount since the Closing Date not to exceed the sum of (i) the principal amount of such Convertible Indebtedness plus (ii) any payments received by the Borrower or any Subsidiary pursuant to the exercise, settlement or termination of any related Permitted Bond Hedge Transaction; and

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(22) any payments in connection with (i) a Permitted Bond Hedge Transaction and (ii) the settlement of any related Permitted Warrant Transaction (I) by delivery of shares of the Borrower’s Capital Stock (other than Disqualified Stock) upon settlement thereof or (II) by (A) set-off against the related Permitted Bond Hedge Transaction or (B) payment of an early termination amount thereof in common equity upon any early termination thereof.

provided that for purposes of clauses (7) and (14) above, taxes will include all interest and penalties with respect thereto and all additions thereto.

(c) For purposes of determining compliance with this Section 7.05, in the event that any Restricted Payment or Investment (or any portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (22) of Section 7.05(b) or one or more of the clauses contained in the definition of “Permitted Investments” at the time of making such Restricted Payment, the Borrower will be entitled to divide or classify, in whole or in part, in its sole discretion, such Restricted Payment or Investment (or any portion thereof) among such clauses (1) through (22) of Section 7.05(b) or one or more clauses contained in the definition of “Permitted Investments,” in any manner that otherwise complies with this Section 7.05.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date the Restricted Payment is made, or at the Borrower’s election, the date a commitment is made to make such Restricted Payment, of the assets or securities proposed to be transferred or issued by the Borrower or any Subsidiary, as the case may be, pursuant to the Restricted Payment.

For the avoidance of doubt, this Section 7.05 will not restrict the making of any AHYDO Payment with respect to, and required by the terms of, any Indebtedness of the Borrower or any Subsidiary permitted to be incurred under this Agreement.

Notwithstanding anything herein or in any other Loan Document to the contrary, in no event may any Restricted Junior Debt Payments (including scheduled payments of principal) be made hereunder (including with Declined Proceeds) other than (x) with respect to regularly scheduled payments of interest or (y) pursuant to Sections 7.05(b)(9) and 7.05(b)(13).

Notwithstanding anything herein or any other Loan Document to the contrary, the “general” Restricted Payment capacity hereunder shall be zero; provided that, for the avoidance of doubt, usage of the Available Amount and/or Section 7.05(b)(10) shall not be considered “general” Restricted Payment capacity.

Section 7.06 Transactions with Affiliates.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary to, directly or indirectly, make any payment to, or sell, lease, transfer, license, assign or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $2,500,000, unless (A) such Affiliate Transaction is on terms, taken as a whole, that are not materially less favorable to the Borrower or the relevant Subsidiary than those that would have been obtained at such time in

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a comparable transaction by the Borrower or such Subsidiary with a Person other than an Affiliate of the Borrower on an arm’s-length basis and (B) with respect to any such Affiliate Transaction entered into after the Effective Date, the Borrower delivers to the Administrative Agent with respect to any Affiliate Transaction or series of related Affiliate Transactions requiring aggregate payments or consideration in excess of $5,000,000, (x) a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (A) above and (y) other than with respect to an Approved Affiliate Agreement, a summary thereof and any such other information reasonably requested by the Administrative Agent or the Required Lenders relating to such Affiliate Transaction.

(b) The foregoing restriction will not apply to the following:

(1) (a) transactions between or among the Borrower and one or more Subsidiaries or between or among Subsidiaries or, in any case, any entity that becomes a Subsidiary as a result of such transaction and (b) any merger, consolidation or amalgamation of the Borrower and any Parent Company; provided that such merger, consolidation or amalgamation of the Borrower is otherwise in compliance with the terms of this Agreement and effected for a bona fide business purpose;

(2) Restricted Payments permitted by Section 7.05 (including any transaction specifically excluded from the definition of the term “Restricted Payments,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusions of such definition but, for the avoidance of doubt, not including any Permitted Investment), other than Section 7.05(b)(14)(e);

(3)

(a) so long as no Event of Default under Section 8.01(1) and Section 8.01(6) shall have occurred and be continuing or would result therefrom, the payment of (A) management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses (including any unpaid management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses accrued in any prior year) and any termination fees pursuant to the Management Services Agreement or (B) other payments or distributions to equityholders otherwise permitted pursuant to Section 7.05(b), other than Section 7.05(b)(14)(e);

(b) the payment of indemnification and similar amounts to, and reimbursement of expenses to, the Sponsor and its officers, directors, employees and Affiliates, in each case, approved by, or pursuant to arrangements approved by, the Board of Directors,

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(c) payments, loans, advances or guarantees (or cancellation of loans, advances or guarantees) to future, present or former employees, officers, directors, managers, consultants or independent contractors or guarantees in respect thereof for bona fide business purposes or in the ordinary course of business or consistent with industry practice,

(d) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company and

(e) any payment of (i) compensation or other employee compensation or (ii)benefit plan or arrangement, any health, disability or similar insurance plan which covers current, former or future officers, directors, employees, managers, consultants and independent contractors of the Borrower, any Subsidiary or any Parent Company; provided that the payments in clause (i) shall be subject to Section 7.06(a)(A);

(4) the payment of fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided to, or on behalf of or for the benefit of, present, future or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) of the Borrower, any Parent Company or any Subsidiary;

(5) [reserved];

(6) the existence of, the transactions pursuant to, or the performance by the Borrower or any Subsidiary of its obligations under the terms of, any agreement as in effect as of the Effective Date or the Closing Date and set forth on Schedule 7.06 (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders), or any amendment thereto or waiver, modification, termination or replacement thereof that is permitted by Section 6.20.

(7) the existence of, or the performance by the Borrower or any Subsidiary of its obligations under the terms of, any equity holders agreement or the equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Effective Date and any amendment thereto and, similar agreements or arrangements that it may enter into thereafter; provided that the existence of, or the

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performance by the Borrower or any Subsidiary of obligations under any future amendment to any such existing agreement or arrangement or under any similar agreement or arrangement entered into after the Effective Date will be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement or arrangement are not otherwise materially disadvantageous in the good faith judgment of the Board of Directors of the Borrower, when taken as a whole, as compared to the original agreement or arrangement in effect on the Effective Date;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including the applicable Transaction Expenses;

(9) [reserved];

(10) the issuance, sale or transfer of Equity Interests (other than Disqualified Stock) of the Borrower or any Parent Company to any Person and the granting and performing of customary rights (including registration rights) in connection therewith, and any contribution to the capital of the Borrower;

(11) [reserved];

(12) [reserved];

(13) payments with respect to Indebtedness, Disqualified Stock and other Equity Interests (and cancellation of any thereof) of the Borrower, any Parent Company and any Subsidiary and Preferred Stock (and cancellation of any thereof) of any Subsidiary to any future, current or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members or permitted transferees) of the Borrower, any of its Subsidiaries or any Parent Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any equity subscription or equity holder agreement that are, in each case, approved by the Borrower in good faith; and any employment agreements, severance arrangements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members or any permitted transferees thereof) that are, in each case, approved by the Borrower in good faith;

(14) [reserved];

(15) [reserved];

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(16) payments by the Borrower (and any Parent Company) and its Subsidiaries pursuant to any tax sharing agreements among the Borrower (and any Parent Company) and its Subsidiaries; provided that in each case (i) the amount of such payments in any taxable year does not exceed the amount that the Borrower and its Subsidiaries would be permitted to pay pursuant to Section 7.05(b)(14)(a), (b) and (d) and (ii) any amounts paid pursuant to this Section 7.06(b)(16) shall reduce the amounts permitted to be paid under Section 7.05(b)(14)(a), (b) and (d);

(17) [reserved];

(18) [reserved];

(19) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to equity holders of the Borrower or any Parent Company pursuant to the equity holders agreement or the registration rights agreement entered into on or after the Closing Date;

(20) transactions permitted by, and complying with, Section 7.03 solely for the purpose of (a) [reserved], (b) forming a holding company or (c) reincorporating the Borrower in a new jurisdiction;

(21) transactions undertaken in good faith (as determined by the Board of Directors or certified by senior management of the Borrower in an Officer’s Certificate) for the purposes of improving the consolidated tax efficiency of the Borrower and its Subsidiaries and not for the purpose of circumventing Articles VI and VII of this Agreement; so long as such transactions, when taken as a whole, do not result in a Material Adverse Effect on the guarantee of the Obligations by the Loan Parties or the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, when taken as a whole, in each case, as determined in good faith by the Board of Directors or certified by senior management of the Borrower in an Officer’s Certificate;

(22) transactions with a Person that is an Affiliate of the Borrower solely because the Borrower or any Subsidiary owns, directly or indirectly, Equity Interests in such Person;

(23) subject to the final paragraph in Section 7.04 hereof and clause (m) of the definition of “Asset Sale”, non-exclusive licenses or sublicenses by the Borrower or any Subsidiary of Intellectual Property in the ordinary course of business;

(24) transactions consummated in connection with a Permitted Receivables Facility; and

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(25) payments in respect of (a) the Obligations or (b) other Indebtedness of the Borrower and its Subsidiaries held by any Parent Company; provided that such Obligations were acquired by a Parent Company in compliance herewith.

Section 7.07 Burdensome Agreements.

(a) The Borrower shall not, nor shall the Borrower permit any Subsidiary Guarantor or is required to become a Guarantor to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or consensual restriction (other than this Agreement or any other Loan Document) on the ability of the Borrower or any such Subsidiary Guarantor to Guaranty the Obligations or create, incur or cause to exist or become effective Liens on property of such Person for the benefit of the Secured Parties with respect to the Obligations under the Loan Documents to the extent such Lien is required to be given to the Secured Parties pursuant to the Loan Documents; provided that any dividend or liquidation priority between or among classes or series of Capital Stock, and the subordination of any Obligation (including the application of any remedy bars thereto) to any other Obligation will not be deemed to constitute such an encumbrance or restriction.

(b) Section 7.07(a) will not apply to any encumbrances or restrictions existing under or by reason of:

(i) encumbrances or restrictions in effect on the Effective Date or the Closing Date, including pursuant to the Loan Documents and any Hedge Agreements, Hedging Obligations and the related documentation and any definitive documentation in respect of the Indebtedness set forth on Schedule 7.02 (as such schedule may be modified or supplemented by the Borrower on or prior to the Closing Date with the reasonable consent of the Administrative Agent acting at the direction of the Required Lenders);

(ii) [reserved];

(iii) Purchase Money Obligations and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (a) above on the property so acquired;

(iv) applicable Law or any applicable rule, regulation or order;

(v) any agreement or other instrument of a Person, or relating to Indebtedness or Equity Interests of a Person, acquired by or merged, amalgamated or consolidated with and into the Borrower or any Subsidiary, or any other transaction entered into in connection with any such acquisition, merger, consolidation or amalgamation in existence at the time of such acquisition or at the time it merges, amalgamates or consolidates with or into the Borrower or any Subsidiary or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

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(vi) contracts or agreements for the sale or disposition of assets, including any restrictions with respect to a Subsidiary of the Borrower pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(vii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or consistent with industry practice or arising in connection with any Liens permitted by Section 7.01;

(viii) restrictions in Permitted Existing Licenses;

(ix) provisions in joint venture agreements and other similar agreements (including equity holder agreements) relating to such joint venture or its members or entered into in the ordinary course of business or consistent with industry practice;

(x) customary provisions contained in leases, sub-leases, licenses, sublicenses, Equity Interests or similar agreements, including with respect to Proprietary Rights;

(xi) are encumbrances or restrictions effected in connection with a Permitted Receivables Facility that, in the reasonable determination of the Borrower made in good faith, is necessary or advisable to effect such Permitted Receivables Facility;

(xii) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Borrower or any Subsidiary is a party entered into in the ordinary course of business or consistent with industry practice; provided that such agreement prohibits the encumbrance of solely the property or assets of the Borrower or such Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Borrower or such Subsidiary or the assets or property of another Subsidiary;

(xiii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Subsidiary;

(xiv) customary provisions restricting assignment of any agreement;

(xv) restrictions arising in connection with cash or other deposits permitted under Section 7.01 and any other agreement or instrument governing any Indebtedness or Preferred Stock permitted to be incurred or issued pursuant to Section 7.02 entered into after the Closing Date that contains encumbrances and restrictions that either (i) are no more restrictive in any material respect, taken as a whole, with respect to any Subsidiary than (A) the restrictions contained in the Loan Documents as of the Closing Date or (B) those encumbrances and other restrictions that are in effect on the Closing Date with respect to that Subsidiary pursuant to agreements in effect on the Closing Date, (ii) are not materially more disadvantageous, taken as a whole, to the Lenders than is customary in comparable financings for similarly situated issuers or (iii) will not materially

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impair the Borrower’s ability to make payments on the Obligations when due, in each case in the good faith judgment of the Borrower;

(xvi) (i) Indebtedness permitted to be incurred pursuant to Section 7.02(b)(4) and any Refinancing Indebtedness in respect of the foregoing and (ii) agreements entered into in connection with any Sale-Leaseback Transaction entered into in the ordinary course of business or consistent with industry practice;

(xvii) customary restrictions and conditions contained in documents relating to any Lien so long as (i) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 7.07;

(xviii) subject to the final paragraph in Section 7.04 hereof and clause (m) of the definition of “Asset Sale”, licenses or covenants with respect to Intellectual Property granted in the ordinary course of business;

(xix) any encumbrances or restrictions of the type referred to in clause (a) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiii) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive in any material respect with respect to such encumbrance and other restrictions, taken as a whole, than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(xx) existing under, by reason of or with respect to Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Refinancing Indebtedness are, in the good faith judgment of the Borrower, not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; and

(xxi) applicable law or any applicable rule, regulation or order in any jurisdiction where Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred pursuant to Section 7.02 is incurred.

Section 7.08 Modification of Terms of Restricted Junior Indebtedness. The Borrower shall not, nor shall the Borrower permit any Subsidiary to, amend, modify or change in any manner materially adverse to the interests of the Lenders, any term or condition of any Restricted Junior Debt (other than as a result of any Refinancing Indebtedness in respect thereof) without the written consent of the Administrative Agent acting at the direction of the Required Lenders (which consent shall not to be unreasonably withheld, conditioned or delayed); provided, however, that no amendment, modification or change of any term or condition of any Restricted Junior Debt permitted by the Applicable Intercreditor Agreement or any subordination provisions set forth in

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the applicable Restricted Junior Debt or any other stand-alone subordination agreement in respect thereof shall be deemed to be materially adverse to the interests of the Lenders.

Section 7.09 [Reserved].

Section 7.10 Liquidity Covenant. The Borrower shall not permit Liquidity at the end of any Fiscal Quarter ending after the Closing Date to be less than $25,000,000.

Section 7.11 Use of Proceeds. The Borrower shall not use the proceeds of the Loans, directly or indirectly, (a) to fund, finance or facilitate activities of or with any Sanctioned Person, or in any country or territory that, at the time of such financing is, or whose government is, the subject or target of any applicable comprehensive Sanctions (as of the date of this Agreement the Crimea, Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and Syria), or in any other manner that would result in a violation of applicable Sanctions by any Person that is a party to this Agreement, except to the extent licensed by OFAC or otherwise authorized under U.S. or other applicable law, or (b) for the purpose of any Anti-Corruption Prohibited Activity.

Article VIII

Events of Default and Remedies

Section 8.01 Events of Default. Each of the events referred to in clauses (1) through (11) of this Section 8.01 shall constitute an “Event of Default”:

(1) Non-Payment. The Borrower fails to pay (a) when and as required to be paid herein, any amount of principal of any Loan or (b) within five (5) Business Days after the same becomes due, any interest on any Loan or any fee, closing payment, premium or any other amount payable hereunder or with respect to any other Loan Document; or

(2) Specific Covenants. The Borrower or any other Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 6.01 (and such failure continues for ten (10) Business Days), Section 6.03(1) or Section 6.05(1) (solely with respect to the Borrower, other than in a transaction permitted under Section 7.03 or 7.04), Section 6.21, or Article VII (other than in Section 7.10); or

(3) Other Defaults. (a) Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(1) or (2) above) contained in any Loan Document to be performed or observed by such Loan Party and such failure continues for thirty (30) days after receipt by the Borrower of written notice thereof from the Administrative Agent or (b) the Borrower fails to perform or observe the covenant contained in Section 7.10; provided that in the case of this clause (b) an Event of Default shall not occur until the expiration of the Cure Deadline without the consummation of the Cure Right; or

(4) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by the Borrower or any Subsidiary Guarantor herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be untrue in any material respect when made or deemed made and such failure

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continues for thirty (30) days after receipt by the Borrower of written notice thereof from the Administrative Agent; or

(5) Cross-Default and Cross-Acceleration. Any Loan Party or any Subsidiary:

(a) fails to make any payment beyond the applicable grace period, if any, whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise, in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate outstanding principal amount (individually or in the aggregate with all other Indebtedness as to which such a failure shall exist) of not less than the Threshold Amount; or

(b) fails to observe or perform any other agreement or condition relating to any such Indebtedness referred to in the foregoing clause (a), or any other event occurs (other than, with respect to Indebtedness consisting of Hedging Obligations, termination events or equivalent events pursuant to the terms of such Hedging Obligations and not as a result of any default thereunder by the Borrower, or any Subsidiary Guarantor or any Subsidiary) with respect to such Indebtedness, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; provided that (A) such failure is unremedied and not waived by the holders of such Indebtedness prior to any termination of the Commitments or acceleration of the Loans pursuant to Section 8.02, (B) this clause (5)(b) shall not apply to any Indebtedness if the sole remedy of the holder thereof in the event of the non-payment of such Indebtedness or the non-payment or non-performance of obligations related thereto is to convert such Indebtedness into Equity Interests (other than Disqualified Stock) and cash in lieu of fractional shares and (C) this clause (5)(b) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; or

(6) Insolvency Proceedings, etc. The Borrower or any Material Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, trustee, assignee, monitor, sequestrator, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property (and, with respect to any Loan Party formed, incorporated or organized under the Laws of Luxembourg, excluding, for the avoidance of doubt, any conciliateur d’entreprise, mandataire ad hoc; mandataire de justice or other similar officers); or any receiver (including administrateur provisoire), interim receiver, trustee, assignee, monitor, sequestrator, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 consecutive calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) consecutive calendar days, or an order for relief is entered in any such proceeding; or

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(7) Judgments. There is entered against any Loan Party or any Subsidiary a final judgment and order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and has not denied coverage thereof) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive calendar days; or

(8) ERISA. (a) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan, (b) the Borrower or any Subsidiary Guarantor or any of their respective ERISA Affiliates fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its Withdrawal Liability under Section 4201 of ERISA under a Multiemployer Plan or (c) with respect to a Foreign Plan a termination, withdrawal or noncompliance with applicable Law or plan terms except, with respect to each of the foregoing clauses of this Section 8.01(8), as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or

(9) Invalidity of Loan Documents. Any material provision of the Loan Documents, taken as a whole, at any time after its execution and delivery, and for any reason, other than (a) as expressly permitted by any Loan Documents (including as a result of a transaction permitted under Section 7.03 or 7.04), (b) as a result of acts or omissions by an Agent or any Lender or (c) due to the satisfaction in full of the Termination Conditions, ceases to be in full force and effect (subject to the Foreign Legal Reservations); or any Loan Party contests in writing the validity or enforceability of the Loan Documents, taken as a whole (other than as a result of the satisfaction of the Termination Conditions), or any Loan Party denies in writing that it has any or further liability or obligation under the Loan Documents, taken as a whole (other than as a result of the satisfaction of the Termination Conditions), or purports in writing to revoke or rescind the Loan Documents, taken as a whole, prior to the satisfaction of the Termination Conditions; or

(10) Collateral Documents. Any Collateral Document with respect to a material portion of the Collateral for any reason (other than pursuant to the terms hereof or thereof including as a result of a transaction not prohibited under this Agreement) ceases to create, a valid and perfected Lien with the priority required by the Applicable Intercreditor Agreement (or other applicable Loan Document) on and security interest in any material portion of the Collateral, subject to Liens permitted under Section 7.01, except to the extent that (i) any such perfection or priority is not required pursuant to the Collateral and Guarantee Requirement and the Agreed Security Principles or (ii) the loss thereof results from the failure of the Administrative Agent or the Collateral Agent (or its designee) to (a) maintain possession of Collateral actually delivered to it and pledged under the Collateral Documents or (b) file Uniform Commercial Code amendments (or equivalent filings in any jurisdiction) relating to a Loan Party’s change of name or jurisdiction of formation (but solely to the extent that the Borrower has timely provided the Collateral Agent written notice of such change of name or jurisdiction of formation thereof in accordance with the Loan Documents, and the Collateral Agent notifies the Borrower that it will be responsible for filing such amendments) and continuation statements or to take any other action within its sole control with respect to the Collateral and except as to Collateral consisting of real property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage; or

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(11) Subordination Provisions. Any material provision of any agreement, document or instrument governing the subordination of any Subordinated Indebtedness having an aggregate outstanding principal amount (individually or in the aggregate with all other Subordinated Indebtedness as to which such a failure shall exist) of not less than the Threshold Amount cease to be in full force and effect other than (a) as expressly permitted by any Loan Documents, (b) as a result of acts or omissions by an Agent or any Lender or (c) due to the satisfaction in full of the Termination Conditions; or

(12) Change of Control. There occurs any Change of Control.

Section 8.02 Remedies upon Event of Default. (a) If any Event of Default occurs and is continuing (other than an Event of Default under Section 8.01(3)(b) unless the condition in the proviso contained therein has been satisfied), the Administrative Agent may with the consent of the Required Lenders and shall, at the request of the Required Lenders, take any or all of the following actions:

(1) declare the Commitments of each Lender to be terminated, whereupon such Commitments will be terminated;

(2) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts and premiums (including the Prepayment Premium) owing or payable under any Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(3) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code, any other Debtor Relief Law or any other event described in Section 8.01(6), the Commitments of each Lender will automatically terminate and the unpaid principal amount of all outstanding Loans and all interest, premiums (including the Prepayment Premium) and other amounts as aforesaid will automatically become due and payable without further act of the Administrative Agent or any Lender.

(b) Notwithstanding the foregoing or anything in the Loan Documents to the contrary, at the direction of the Required Lenders, the Administrative Agent may, in exercising remedies, take any and all necessary and appropriate action to effectuate a credit bid of all Loans (or any lesser amount thereof) for the Borrower’s assets in a bankruptcy, foreclosure or other similar proceeding, forbear from exercising remedies upon an Event of Default, or in a bankruptcy proceeding, enter into a settlement agreement on behalf of all Lenders; provided that each Lender has the ability to participate pro rata in any equity or debt financing or backstop being provided by any other Lender to the extent a credit bid, settlement agreement or other action is being taken for collective action purposes under this Section 8.02(b).

Section 8.03 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), subject to the Applicable Intercreditor Agreement then in

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effect, any amounts received on account of the Obligations will be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and all other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04, 10.05 and amounts payable under Article III) payable to the Administrative Agent and Collateral Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, premium (including the Prepayment Premium), indemnities and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III, the Closing Payment Letter and the Amendment No. 2 Closing Payment Letter) payable to the Lenders holding (i) Closing Date Term Loan Commitments or Closing Date Term Loans and (ii) 2025 Incremental Term Loans or 2025 Incremental Term Loan Commitments, ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Closing Date Term Loans and the 2025 Incremental Term Loans, ratably among the Lenders holding Closing Date Term Loans and 2025 Incremental Term Loans (for the avoidance of doubt constituting a single Class) in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Closing Date Term Loans and the 2025 Incremental Term Loans (for the avoidance of doubt constituting a single Class), ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III and the Closing Payment Letter) payable to the Lenders holding Second Out Term Loan Commitments or Second Out Term Loans, ratably among them in proportion to the amounts described in this clause Fifth payable to them;

Sixth, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Second Out Term Loans, ratably among the Lenders holding Second Out Term Loans in proportion to the respective amounts described in this clause Sixth payable to them;

Seventh, to payment of that portion of the Obligations constituting unpaid principal of the Second Out Term Loans, ratably among the Secured Parties in proportion to the respective amounts described in this clause Seventh held by them;

Eighth, to the payment of all other Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Law.

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Section 8.04 Right to Cure.

(1) Notwithstanding anything to the contrary contained in Section 8.01(2), in the event that the Borrower fails to comply with the requirement of the Liquidity Covenant, the Sponsor or any other Person designated by the Borrower shall have the right at any time during the period beginning at the start of the last Fiscal Quarter of the applicable Test Period and ending on or prior to the 10th Business Day after the date on which financial statements with respect to the Test Period in which such covenant is being measured are required to be delivered pursuant to Section 6.01 (such date, the “Cure Deadline”), to make a direct or indirect equity investment in the Borrower in cash in the form of common Equity Interests (or other Qualified Equity Interests reasonably acceptable to the Administrative Agent) (the “Cure Right”), and upon the receipt by the Borrower of net cash proceeds pursuant to the exercise of the Cure Right (the “Cure Amount”), the Liquidity Covenant shall be recalculated, giving effect to the cash received in an amount equal to such Cure Amount.

(2) If, after the receipt of the Cure Amounts and the recalculations pursuant to clause (1) above, the Borrower shall then be in compliance with the requirements of the Liquidity Covenant during such Test Period, the Borrower shall be deemed to have satisfied the requirements of the Liquidity Covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Default that had occurred shall be deemed cured; provided that (i) the Cure Right may be exercised on no more than five (5) occasions, (ii) in each four Fiscal Quarter period, there shall be at least two Fiscal Quarters in respect of which no Cure Right is exercised, (iii) the Cure Right shall not be exercised in consecutive Fiscal Quarters, (iv) with respect to any exercise of the Cure Right, the Cure Amount shall be no greater than the amount required to cause the Borrower to be in pro forma compliance with the Liquidity Covenant (such amount, the “Necessary Cure Amount”) (provided that if the Cure Right is exercised prior to the date financial statements are required to be delivered for such Fiscal Quarter then the Cure Amount shall be equal to the amount reasonably determined by the Borrower in good faith that is required for purposes of complying with the Liquidity Covenant for such Fiscal Quarter (such amount, the “Expected Cure Amount”), (v) subject to clause (3) below, all Cure Amounts shall be disregarded for purposes of determining any baskets or financial ratio or test calculations (other than with respect to the Liquidity Covenant), with respect to the covenants contained in the Loan Documents and (vi) there shall be no pro forma or other reduction in Indebtedness (by netting or otherwise) with the proceeds of any Cure Amount for determining compliance with the Liquidity Covenant for the Fiscal Quarter for which such Cure Amount is deemed applied unless such proceeds are actually applied to prepay Indebtedness, in which case, such reduction in Indebtedness may only be reflected in Fiscal Quarters subsequent to the Test Period with respect to which the applicable Cure Amount is exercised.

(3) Notwithstanding anything herein to the contrary, (A) to the extent that the Expected Cure Amount is (i) greater than the Necessary Cure Amount, then such difference may be used for the purposes of determining any baskets (other than any previously contributed Cure Amounts), with respect to the covenants contained in the Loan Documents or the Available Amount or (ii) less than the Necessary Cure Amount, then not later than the applicable Cure Deadline, the Borrower must receive a direct or indirect equity investment in cash in the form of common Equity Interests (or other Qualified Equity Interests reasonably acceptable to the Administrative Agent), which cash proceeds received by Borrower shall be equal to the shortfall between such Expected

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Cure Amount and such Necessary Cure Amount and (B) prior to the Cure Deadline the Lenders shall not be permitted to exercise any rights then available as a result of an Event of Default under Section 8.02 on the basis of a breach of the Liquidity Covenant so as to enable the Borrower to consummate its Cure Right as permitted under this Section 8.04.

Article IX

Administrative Agent and Other Agents

Section 9.01 Appointment and Authorization of the Administrative Agent.

(1) Each Lender hereby irrevocably appoints GLAS USA to act on its behalf as the Administrative Agent and GLAS Americas to act on its behalf as the Collateral Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent and Collateral Agent to take such actions on its behalf and to exercise such rights, remedies and powers as are delegated to the Administrative Agent and Collateral Agent by the terms hereof or thereof (including any subordination and intercreditor agreements), together with such rights, actions and powers as are reasonably incidental thereto. The provisions of this Article IX (other than Sections 9.09, 9.11, 9.12 and 9.16) are solely for the benefit of the Administrative Agent, Collateral Agent and the Lenders; the Loan Parties shall not have rights as a third-party beneficiary of any such provision. Notwithstanding any provision to the contrary elsewhere in this Agreement, no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent or Collateral Agent.

(2) The Administrative Agent shall also act as the “Collateral Agent” under the Loan Documents, and each of the Lenders hereby irrevocably appoints and authorizes the Administrative Agent to act as the Collateral Agent of (and, in such capacity, to hold any security interest created by the Collateral Documents for and on behalf of or in trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, and to take all other actions, exercise all powers and perform such duties as are delegated to the Collateral Agent under the Collateral Documents, together with such powers and discretion as are reasonably incidental thereto. The Collateral Agent (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent and/or Collateral Agent pursuant to Section 9.07 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof), or for exercising any rights and remedies with respect thereto), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the Collateral Agent under the Loan Documents) and Article X as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Administrative Agent and Collateral Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including any Applicable Intercreditor Agreement), as contemplated by and in accordance with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by the Administrative Agent, the Collateral Agent or their respective sub-agent(s) shall bind the Lenders and the other Secured Parties.

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Section 9.02 Rights as a Lender. Any Lender that is also serving as an Agent (including as Administrative Agent or Collateral Agent) hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Lender (if any) serving as an Agent hereunder in its individual capacity. Any such Person serving as an Agent and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders. The Lenders acknowledge that, pursuant to such activities, any Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that no Agent shall be under any obligation to provide such information to them.

Section 9.03 Exculpatory Provisions. None of the Agents (including the Administrative Agent, Collateral Agent and their respective Agent-Related Persons) shall have any duties or responsibilities except those expressly set forth in this Agreement and in the other Loan Documents. Without limiting the generality of the foregoing, none of the Agents (including the Administrative Agent, Collateral Agent and their respective Agent-Related Persons):

(1) shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing and without limiting the generality of the foregoing, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law and instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties; additionally, each Lender agrees that it will not assert any claim against any Agent based on an alleged breach of fiduciary duty by any Agent in connection with this Agreement and/or the transactions contemplated hereby;

(2) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law;

(3) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of their Affiliates that is communicated to or obtained by any Person serving as an Agent or any of their Affiliates in any capacity;

(4) shall be obligated for the calculation of any premium, penalty, or break funding payment;

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(5) money held by any Agent in trust hereunder need not be segregated from other funds except to the extent required by law;

(6) shall be under any liability for interest of any money received by such Agent hereunder except as otherwise agreed in writing; and

(7) shall have any duty to take any action if such action would (i) subject such Agent to any Tax in any jurisdiction where it is not then subject to a Tax or (ii) require such Agent to qualify to do business in any jurisdiction for which such Agent is not already qualified.

No Agent nor any of their Agent-Related Persons shall be liable for any action taken or not taken (including (i) the making of (or omitting to make) any determination, calculations, selection, request, appointment, instruction, direction, election or providing any approval or consent to enter into any amendments, modifications or supplements or otherwise in connection with any provisions of the Loan Documents, (ii) the sending (or failure to send) any notice or the revocation (or failure to revoke) any notice, (iii) the exercise (or failure to exercise) of voting rights or powers, (iv) the filing or recording of any agreement, document or instrument (or the failure to file or records any agreement, document or instrument), (v) the exercise of any rights and remedies (and all actions incidental or related thereto), (vi) releasing, subordinating, and/or terminating any Lien or (vii) exercising any powers as the attorney-in-fact for any Loan Party) by it (x) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (y) in the absence of its own gross negligence or willful misconduct as determined by the final and non-appealable judgment of a court of competent jurisdiction (provided, that no action taken or not taken in accordance with clause (x) of this sentence, shall be deemed to constitute gross negligence or willful misconduct), in each case, in connection with its duties expressly set forth herein. Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice (conspicuously identified as a “notice of default”) describing such Default or Event of Default in sufficient detail is given to the Administrative Agent or Collateral Agent, as applicable, by the Borrower or a Lender and expressly stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent and Collateral Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders or such number or percentage of the Lenders as shall be necessary under the circumstances as provided for herein or in the other Loan Documents); provided that unless and until the Administrative Agent or Collateral Agent, as applicable, shall have received such direction, the Administrative Agent and Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default, in its sole discretion.

None of the Administrative Agent, the Collateral Agent or any Agent-Related Person shall be liable or responsible for, or have any duty to ascertain or inquire into, (i) any recital, statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report, instrument, statement or other document referred to or provided for in, or delivered to the Agents or Lenders hereunder or pursuant to the

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Loan Documents or in connection herewith or in connection with the Loan Documents or the transactions contemplated herein or therein, (iii) the performance or observance of any of the covenants, agreements, obligations, provisions or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the value, validity, enforceability, effectiveness, execution, collectability, sufficiency or genuineness of this Agreement, any other Loan Document or any other agreement, certificate, instrument or document, or the creation, attachment, perfection and/or priority of any Lien created or purported to be created in the Collateral by the Collateral Documents and/or the filing of financing statements, continuation and/or amendment of any financing statements filed to perfect the Liens in the applicable Collateral, (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or Collateral Agent, (vii) the inspection of the properties, books or records of any Loan Party or any Affiliate thereof, (viii) the financial condition or business affairs of any Loan Party or any other Person liable for the payment of any Obligations, (ix) the use of the proceeds of the Loans, or (x) to make any disclosures with respect to the foregoing or otherwise relating to any Loan Party unless expressly required herein. Anything contained herein to the contrary notwithstanding, the Administrative Agent shall not have any liability arising from confirmations of the amount of outstanding of Loans or the component amounts thereof. Additionally, neither the Administrative Agent nor the Collateral Agent shall be responsible or have any liability for, or have any duty to (i) ascertain, inquire into, monitor or enforce compliance with the provisions hereof relating to Disqualified Institutions, Defaulting Lenders, Approved Funds, Affiliates of a Lender, Eligible Assignee, Affiliates of a Disqualified Institution, Affiliates of a Borrower, SPC, or Assignee Group (or otherwise determine whether a Person qualifies as a Disqualified Institution, Defaulting Lender, Approved Fund, Affiliate of a Lender, Eligible Assignee, Affiliate of a Disqualified Institution, Affiliate of a Borrower, SPC or Assignee Group) or (ii) inquire into, monitor or enforce compliance with Section 10.07(b)(v) or Section 10.07(d). Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant qualifies as a Disqualified Institution, Defaulting Lender, Approved Fund, Affiliate of a Lender, Eligible Assignee, Affiliate of a Disqualified Institution, Affiliate of a Borrower, SPC or Assignee Group and shall be permitted to treat each Lender, Participant, or prospective Lender or prospective Participant as if it is not a Disqualified Institution, Defaulting Lender, Approved Fund, Affiliate of a Lender, Eligible Assignee, Affiliate of a Disqualified Institution, Affiliate of a Borrower, SPC or Assignee Group unless and until it receives written notice of the same from Required Lenders or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information to any Disqualified Institution, Defaulting Lender, Approved Fund, Affiliate of a Lender, Eligible Assignee, Affiliate of a Disqualified Institution, Affiliate of a Borrower, SPC or Assignee Group. For the avoidance of doubt, neither the Administrative Agent nor Collateral Agent shall be obligated to calculate or confirm the calculations of the Liquidity Covenant or in any of the financial statements of the Loan Parties. Notwithstanding any other provision of this Agreement or any other Loan Document, nothing in this Agreement or any other Loan Document shall require the Collateral Agent to file financing statements or continuation statements, or be responsible for maintaining the security interests in the Collateral (except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder or under any other Loan Document), and such responsibility shall be solely that of the Borrower.

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The duties of the Administrative Agent and Collateral Agent shall be mechanical and administrative in nature; neither the Administrative Agent nor the Collateral Agent shall have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender; and nothing in this Agreement or in any other Loan Document, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent or Collateral Agent any obligations in respect of this Agreement or any other Loan Document except as expressly set forth herein or therein. Each Lender hereunder authorizes and instructs the Administrative Agent and Collateral Agent to execute and perform its obligations hereunder and under each other Loan Document.

Section 9.04 Lack of Reliance on the Administrative Agent. Each Lender expressly acknowledges that neither the Agents nor any Agent-Related Person have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Independently and without reliance upon the Administrative Agent, Collateral Agent or any Agent-Related Person, each Lender and the holder of each Term Note, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition, affairs, business, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries in connection with the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (ii) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries, based on such documents and information as such Lender has deemed appropriate, and, except as expressly provided in this Agreement, the Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. The Administrative Agent and Collateral Agent shall not be (i) responsible to any Lender or any other Secured Party for (A) any recitals, statements, information, representations or warranties herein or in any other Loan Document or other document, certificate, requests, instruments, statement or other writing delivered in connection herewith, with the Loan Documents or the transactions contemplated herein or referenced or provided for herein or in the other Loan Documents, (B) the execution, effectiveness, value, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Loan Document or the financial condition of the Borrower or any of its Subsidiaries or (C) the attachment, creation and/or perfection of the Liens granted or purported to be granted in the Collateral pursuant to the Collateral Documents, the filing of financing statements or the continuation and/or amendment of any financing statements filed to perfect the Liens in the applicable Collateral, (ii) required to make (or otherwise be responsible to the Lenders and the other Secured Parties for making) any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document, or the financial condition of the Borrower or any of its Subsidiaries or the existence or possible existence of any Default or Event of Default, (iii) required to calculate, or be responsible for the calculation, verification or confirmation of, the Prepayment Premium or ~~Make-Whole Premium, or~~ (iv) ascertain, inquire into, monitor or enforce, compliance with the provisions of Section 2.05(1)(e). Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent and Collateral Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or

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otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent, Collateral Agent or any Agent-Related Person.

Section 9.05 Certain Rights of the Administrative Agent. The Administrative Agent and Collateral Agent may request instructions from the Required Lenders (or such greater percentage of Lenders required) prior to taking any action or entering into any amendments, modifications or supplements, making any determination (including as to whether any agreement, document or instrument is in form and substance satisfactory to such Agent), making any calculation (which shall be computed by the Required Lenders), sending any notice, revoking any notice, making a selection, request, election or appointment (including failing to make a selection, request, election or appointment), exercising any voting rights or powers (including failing to exercise any voting rights or powers), exercising any rights and remedies (and all actions incidental or related thereto), releasing, subordinating and/or terminating any Lien, exercising any powers as the attorney-in-fact for any Loan Party, providing any consent, approval, instruction or direction (including failing to provide any consent, approval, instruction or direction) or making (or failing to make) any filing or recording in connection with this Agreement or any of the other Loan Documents and may refrain (and shall incur no liability from so refraining) from taking or omitting to take any act or making any such determination, calculation, selection, request, exercising such voting rights or powers or providing such notice, approval or consent or entering into any amendments, modifications or supplements until it receives such instruction (or calculation, as applicable) from the Required Lenders (or such number or percentage of the Lenders as shall be necessary under the circumstances as provided for herein or in the other Loan Documents) and such additional indemnity from the Lenders, in each case, as it deems reasonably appropriate (and until such instructions and indemnity, as applicable, are received, the Administrative Agent and/or the Collateral Agent shall act, or refrain from acting, as it deems advisable in its sole discretion) and neither the Administrative Agent nor Collateral Agent shall incur liability to any Lender, any other Secured Party or any Borrower or Loan Party by reason of so refraining. Without limiting the immediately preceding sentence, in no event shall the Administrative Agent be required to (A) reallocate payments in accordance with Section 2.17(1)(b) without receiving direction from the Required Lenders, (B) approve the form of financial statements of the Borrower or any Opinion of Counsel without receiving direction from the Required Lenders, or (C) enter into any extension or amendment without receiving direction from the requisite percentage of the applicable Lenders. The Administrative Agent and Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with the request of the Required Lenders (or such number or percentage of the Lenders as shall be necessary under the circumstances as provided for herein or in the other Loan Documents), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent or Collateral Agent as a result of the Administrative Agent or Collateral Agent, as the case may be, acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of the Required Lenders (or such greater percentage of Lenders required). Notwithstanding any other provisions set forth in this Agreement or any other Loan Documents, neither the Administrative Agent nor the Collateral Agent shall be required to take any action that is in its opinion contrary to applicable Law (including, for the avoidance of doubt, any action that may be in violation of the automatic stay under the Bankruptcy Code or any other Debtor Relief Law (or any similar laws)) or that may

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effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of the Bankruptcy Code or any other Debtor Relief Law (or any similar laws) or the terms of any of the Loan Documents that would in its reasonable opinion subject it or any of its officers, employees or directors to personal liability. Each Lender, by delivering its signature page to this Agreement or an Assignment and Assumption and/or funding its Loans, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be approved by the Administrative Agent and/or Collateral Agent, Required Facility Lenders, Required Lenders or Lenders, as applicable, on the Effective Date, the Closing Date ~~or~~, the Second Out Closing Date, the Amendment No. 2 Effective Date, as applicable, or as of the date of funding such Loan.

Section 9.06 Reliance by the Administrative Agent. The Administrative Agent and Collateral Agent shall be entitled to rely upon, and shall be fully protected in relying upon (and shall not be liable for so relying upon), any communication, request, instrument, note, consent, affidavit, letter, writing, resolution, notice, statement, certificate, e-mail or other electronic message, order, internet or intranet website posting, or other document (or writing), conversation or telephone message signed, sent or made (or authenticated) by (or, in the case of a conversation, with) any Person that the Administrative Agent and/or Collateral Agent believed to be the proper Person, and, with respect to all legal matters (including all duties and obligations of Administrative Agent and Collateral Agent hereunder and under the other Loan Documents) pertaining to this Agreement and any other Loan Document and its duties hereunder and thereunder, upon advice of legal counsel, independent accountants and other experts and professional advisors selected by the Administrative Agent or Collateral Agent, as applicable. The Administrative Agent may deem and treat the payee of any Term Note as the owner thereof for all purposes unless a written notice of assignment, negotiation, transfer thereof shall have been filed with the Administrative Agent. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender, unless the Administrative Agent shall have received written notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts or professional advisors selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants, professional advisors or experts.

Section 9.07 Delegation of Duties. The Administrative Agent and Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Documents by or through any one or more of its agents, sub agents and/or attorneys in fact appointed by the Administrative Agent and/or Collateral Agent. The Administrative Agent, the Collateral Agent and any such agent, sub agent or attorney in fact may perform any and all of its duties and exercise its rights and powers as are delegated to the Administrative Agent and/or Collateral Agent, as applicable, together with such rights and powers as are reasonably incidental thereto, by or through their respective Agent-Related Persons. The exculpatory and indemnification provisions of this Article shall apply to any such agent, sub agent or attorney in fact and to the Agent-Related Persons of the Administrative Agent and Collateral Agent and any such agent, attorney in fact or sub agent. Neither the Administrative Agent nor Collateral Agent

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shall be responsible for the negligence or misconduct of any agents, sub agents, attorney in fact or any of their respective Agent-Related Persons selected by it with reasonable care.

Section 9.08 Indemnification. Whether or not the transactions contemplated hereby are consummated, to the extent the Administrative Agent, Collateral Agent or any other Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent and/or Collateral Agent) (each, an “Agent Indemnitee”) is not timely reimbursed and indemnified by the Borrower, the Lenders will timely reimburse and indemnify and hold harmless the Administrative Agent, Collateral Agent or any other Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent and/or Collateral Agent or otherwise acting in a capacity as a sub-agent for purposes of this Agreement or any other Loan Document) in proportion to their respective Pro Rata Share for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred at any time by the Administrative Agent, Collateral Agent or any other Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent and/or Collateral Agent) in performing its duties hereunder or under any other Loan Document or in any way relating to or arising out of this Agreement or any other Loan Document (including any indemnification provided by the Administrative Agent or Collateral Agent under any Loan Document); provided that no Lender shall be liable to an Agent Indemnitee for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent Indemnitee’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.08 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limitation of the foregoing, each Lender shall timely reimburse the Administrative Agent and/or Collateral Agent, as applicable, upon demand for its Pro Rata Share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent and/or Collateral Agent, as applicable, in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein or in any Loan Document, or in connection with any transaction contemplated hereunder, or in connection with any action taken or omitted to be taken by Administrative Agent, Collateral Agent or Agent-Related Person, as applicable, under or in connection with any of the foregoing including exercising any of the Agents’ powers, rights, and remedies and performing their duties hereunder and thereunder (or omitting to do the same), in each case, to the extent that the Administrative Agent and/or Collateral Agent, as applicable, is not timely reimbursed for such expenses by or on behalf of the Borrower; provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto; provided, further, that the failure of any Lender to indemnify or reimburse the Administrative Agent or Collateral Agent shall not relieve any other Lender of its obligation in respect thereof. The undertaking in this Section 9.08 shall survive termination of the Loan Documents and Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent and Collateral Agent. If any indemnity furnished to the Administrative Agent or the Collateral Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may

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call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished.

Section 9.09 The Administrative Agent and Collateral Agent in Their Individual Capacities. With respect to its obligation to make Loans under this Agreement, the Administrative Agent and Collateral Agent shall have the rights and powers specified herein for a “Lender” and may exercise the same rights and powers as though it were not performing the duties specified herein; and the term “Lender,” “Required Lenders” or any similar terms shall, unless the context clearly indicates otherwise, include the Administrative Agent and Collateral Agent in their respective individual capacities. The Administrative Agent and Collateral Agent and their respective affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Loan Party or any Affiliate of any Loan Party (or any Person engaged in a similar business with any Loan Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Loan Party or any Affiliate of any Loan Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders. The Lenders acknowledge that, pursuant to such activities, any Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that no Agent shall be under any obligation to provide such information to them.

Section 9.10 [Reserved].

Section 9.11 Resignation by the Administrative Agent. The Administrative Agent may resign from the performance of all its respective functions and duties hereunder or under the other Loan Documents at any time by giving thirty (30) days’ prior written notice to the Lenders (which, for purposes of this Section 9.11 shall include the Administrative Agent’s capacity as Collateral Agent, unless otherwise stated). The Administrative Agent may be removed as the Administrative Agent at the reasonable request of the Required Lenders. If the Administrative Agent is a Defaulting Lender, the Borrower may remove the Defaulting Lender from such role upon fifteen (15) days’ prior written notice to the Lenders.

Upon any such notice of resignation by, or notice of removal of, the Administrative Agent, the Required Lenders shall appoint a successor Administrative Agent hereunder or thereunder who shall be a commercial bank, trust company or other financial institution reasonably acceptable to the Borrower, which acceptance shall not be unreasonably withheld, conditioned or delayed (provided that the Borrower’s approval shall not be required if an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing).

If a successor Administrative Agent shall not have been so appointed within such thirty (30) day period, the Administrative Agent may (but shall not be obligated to) appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

If no successor Administrative Agent has been appointed pursuant to the foregoing by the 30th day after the date such notice of resignation was given by the Administrative Agent or such

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notice of removal was given by the Required Lenders or the Borrower, as applicable, the Administrative Agent’s resignation or removal shall nonetheless become effective and the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder or under any other Loan Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above. The retiring Administrative Agent and Collateral Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed; provided that (i) in its capacity as Collateral Agent, the retiring Administrative Agent may appoint a successor Collateral Agent and (ii) the provisions of this Article IX and Sections 10.04 and 10.05 shall continue in effect for the benefit of such Administrative Agent and Collateral Agent in respect of any actions taken or omitted to be taken by it in connection with holding such collateral security) and all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly (except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent and/or Collateral Agent), until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.11.

Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired or removed) Administrative Agent and Collateral Agent (other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent and Collateral Agent prior to the effectiveness of such removal or resignation), the terms “Administrative Agent” and “Collateral Agent” shall mean such successor agent effective upon such appointment and approval, and the retiring (or retired or removed) Administrative Agent and Collateral Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.11) without any other or future act or deed on the part of such former Administrative Agent or Collateral Agent or any of the parties to this Agreement or any holders of the Loans. Any successor Administrative Agent appointed pursuant to this Section 9.11 shall, upon its acceptance of such appointment, become the successor Collateral Agent for all purposes hereunder unless otherwise agreed.

The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the resignation or removal of the Administrative Agent and Collateral Agent hereunder, the provisions of this Article IX and Sections 10.04 and 10.05 shall continue in effect for the benefit of such Administrative Agent and Collateral Agent, their respective sub-agents and their respective Agent-Related Persons in respect of any actions taken or omitted to be taken by any of them while Administrative Agent was acting as Administrative Agent and Collateral Agent was acting as Collateral Agent, as applicable.

Upon a resignation or removal of the Administrative Agent pursuant to this Section 9.11, the Administrative Agent (i) shall continue to be subject to Section 10.09 and (ii) shall remain indemnified to the extent provided in this Agreement and the other Loan Documents and the provisions of this Article IX (and the analogous provisions of the other Loan Documents) shall

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continue in effect for the benefit of such Administrative Agent and Collateral Agent for all of its actions and inactions while serving as the Administrative Agent and/or Collateral Agent.

Section 9.12 Collateral Matters. Each of the Lenders and the other Secured Parties hereby irrevocably authorize and instruct the Administrative Agent and the Collateral Agent (or its designee) to take the actions to be taken by them as set forth in Sections 7.04 and 10.24.

Each Lender hereby agrees, that, except as otherwise set forth herein, any action taken by the Required Lenders (or such greater percentage of Lenders required) in accordance with the provisions of this Agreement or the Collateral Documents, and the exercise by the Required Lenders (or such greater percentage of Lenders required) of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time prior to an Event of Default (but shall have no obligation), to take any action with respect to any Collateral or Collateral Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Collateral Documents.

Upon request by the Administrative Agent or the Collateral Agent at any time, the Lenders will confirm in writing the Collateral Agent’s authority to release particular types or items of Collateral pursuant to this Section 9.12. In each case as specified in and subject to the provisions of this Section 9.12, the applicable Agent will (and each Lender irrevocably authorizes the applicable Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.12.

The Collateral Agent shall have no obligation whatsoever to the Lenders or to any other Person to assure that the Collateral exists or is owned by any Loan Party or is cared for, protected or insured or that the Liens granted to the Collateral Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 9.12, Section 10.24 or in any of the Collateral Documents; it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent shall have no duty unless and until expressly directed by Required Lenders and until the Collateral Agent receives such direction, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion and that the Collateral Agent shall have no duty or liability whatsoever to the Lenders, except for its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). The Agents shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence or collectability of the Collateral, the existence, priority or perfection of the Agents’ Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Agents be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral, Liens therein or financing statements filed in connection

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therewith. The Collateral Agent shall not be under any obligation to insure any of the Collateral, to require any other person to maintain any insurance, to verify any person or third party’s obligation to arrange or maintain insurance or to otherwise monitor the status or sufficiency of any insurance on any collateral (including flood insurance). The Collateral Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any insurance on any Collateral. Where the Collateral Agent is named on any insurance policy as a loss payee or an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the Collateral, the risk assumed by the insurers or any insurers or any other information of any kind.

In the event that, following a foreclosure in respect of any Mortgaged Property, the Collateral Agent acquirers title to any portion of such Mortgaged Property or takes any managerial action of any kind in regard thereto in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to be considered an “owner or operator” under the provisions of CERCLA or otherwise cause the Agent to incur liability under CERCLA or any other Federal, state or local law, the Collateral Agent reserves the right, instead of taking such action, to either resign as Collateral Agent or arrange for the transfer of the title or control of the assets to a court-appointed receiver. The Collateral Agent reserves the right to conduct an environmental audit prior to foreclosing on any real estate Collateral or Mortgage.

Anything contained in any of the Loan Documents to the contrary notwithstanding, the Borrower, the Administrative Agent, the Collateral Agent and each Secured Party hereby agree that (i) no Secured Party (other than the Agents) shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder and under any of the Loan Documents may be exercised solely by the Administrative Agent or the Collateral Agent, as applicable, for the benefit of the Secured Parties in accordance with the terms hereof and thereof, and (ii) in the event of a foreclosure or similar enforcement action by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition (including pursuant to Section 363(k), Section 1129(b)(2)(a)(ii) or otherwise of the Bankruptcy Code or any other Debtor Relief Law with similar effect), the Collateral Agent (or any Lender, except with respect to a “credit bid” pursuant to Section 363(k), Section 1129(b)(2)(a)(ii) or otherwise of the Bankruptcy Code or any other Debtor Relief Law with similar effect), may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of Secured Parties (but not any Lender or the Lenders in its or their respective individual capacities) shall be entitled, upon instructions from Required Lenders, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such sale or disposition, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition.

Section 9.13 [Reserved].

Section 9.14 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then

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be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise (a) to file a verified statement pursuant to rule 2019 of the Federal Rules of Bankruptcy Procedure that, in its sole opinion, complies with such rule’s disclosure requirements for entities representing more than one creditor; (b) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent and Collateral Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Administrative Agent and the Collateral Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent and Collateral Agent hereunder) allowed in such judicial proceeding; and (c) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, interim receiver, receiver and manager, assignee, trustee, liquidator, monitor, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Administrative Agent and Collateral Agent hereunder.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

To the extent that the payment of any such compensation, expenses, disbursements and advances of the Administrative Agent or Collateral Agent and/or their respective agents and counsel, and any other amounts due to the Administrative Agent and Collateral Agent under Sections 2.09 and 10.05 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be paid out of, any and all distributions, dividends, money, securities and other properties and/or amounts that the Lenders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Section 9.15 Appointment of Supplemental Administrative Agents.

(1) It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent or Collateral Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent and Collateral Agent are hereby authorized to appoint an additional individual or institution selected by the Administrative Agent and/or

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Collateral Agent (as applicable) in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and collectively as “Supplemental Administrative Agents”).

(2) In the event that the Administrative Agent or Collateral Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent and/or Collateral Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent, the Collateral Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Sections 10.04 and 10.05 that refer to the Administrative Agent and/or Collateral Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent and Collateral Agent shall be deemed to be references to the Administrative Agent, Collateral Agent or such Supplemental Administrative Agent, as the context may require.

(3) Should any instrument in writing from any Loan Party be reasonably required by any Supplemental Administrative Agent so appointed by the Administrative Agent or Collateral Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments reasonably acceptable to it promptly upon request by the Administrative Agent and/or Collateral Agent. In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent and/or Collateral Agent (as applicable) until the appointment of a new Supplemental Administrative Agent.

Section 9.16 Intercreditor Agreements. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document: (a) the Liens granted to the Collateral Agent in favor of the Secured Parties pursuant to the Loan Documents and the exercise of any right related to any Collateral shall be subject, in each case, to the terms of any Applicable Intercreditor Agreement, (b) in the event of any conflict between the express terms and provisions of this Agreement or any other Loan Document, on the one hand, and of any Applicable Intercreditor Agreement, on the other hand, the terms and provisions of such Applicable Intercreditor Agreement shall control, and (c) each Lender (and, by its acceptance of the benefits of any Collateral Document, each other Secured Party) hereunder authorizes and instructs the Administrative Agent and Collateral Agent to execute and perform its obligations under any Applicable Intercreditor Agreement (and any amendments, restatements, supplements or other modifications thereto approved in accordance

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with the terms thereof) on behalf of such Lender, and such Lender agrees to be bound by the terms thereof.

Section 9.17 Erroneous Payments.

(1) If the Administrative Agent notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender, Secured Party or other recipient, individually and collectively, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) (any transmitted or received funds, whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 9.17 and held in trust for the benefit of the Administrative Agent, such Payment Recipient shall promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative agent in accordance with banking industry rules on interbank compensation from time to time in effect and (ii) to the extent permitted by applicable law, such Payment Recipient shall not assert any right or claim to the Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including, without limitation, waiver of any defense based on “discharge for value” or any similar theory or doctrine. A notice of the Administrative Agent to any Payment Recipient under this clause (1) shall be conclusive, absent manifest error.

(2) Without limiting immediately preceding clause (1), each Payment Recipient hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Erroneous Payment (an “Erroneous Payment Notice”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Payment Recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then such Payment Recipient shall be on notice, in each such case, that an error has been made with respect to such Erroneous Payment. Each Payment Recipient agrees that, in each such case, (i) it shall promptly (and, in all events, within one (1) Business Day of its knowledge of such error) notify the Administrative Agent of such occurrence, (ii) upon demand from the Administrative Agent, such Payment Recipient shall promptly, but in all events no later than one (1) Business Day thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof)

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as to which such a demand was made in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect and (iii) clause (1)(ii) above shall apply to each Payment Recipient with respect to each such payment described in clause (2)(i) above, mutatis mutandis.

(3) The Borrower and each other Loan Party hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason (and without limiting the Administrative Agent’s rights and remedies under this Section 9.17), the Administrative Agent shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party.

(4) In addition to any rights and remedies of the Administrative Agent provided by law, Administrative Agent shall have the right, with respect to any Erroneous Payment for which a demand has been made in accordance with this Section 9.17 and which has not been returned to the Administrative Agent, to set off and appropriate and apply against such amount any and all amounts owing to such Lender under any Loan Document, or otherwise payable or distributable by the Administrative agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts. The Administrative Agent agrees promptly to notify the Lender after any such setoff and application made by Administrative Agent; provided that, the failure to give such notice shall not affect the validity of such setoff and application.

(5) Each party’s obligations under this Section 9.17 shall survive the resignation or replacement of the Administrative Agent, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Section 9.18 Agent’s Discretion. Notwithstanding anything else to the contrary in this Agreement or any other Loan Document, whenever reference is made in this Agreement or any other Loan Document to any discretionary action by, any consent, designation, specification, requirement or approval of or satisfaction with, any notice, request or other communication from, any selection, determination or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by any Administrative Agent or the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction, acceptance or approval or other exercise of discretion, rights or remedies to be made (or not to be made) by any Administrative Agent or the Collateral Agent, such provision shall refer to such Administrative Agent or the Collateral Agent exercising each of the foregoing at the direction of the Required Lenders or the Required Facility Lenders, as applicable, and any reference in the Loan Documents to (i) any Administrative Agent or Collateral Agent, as the case may be, acting reasonably, (ii) a matter being in the reasonable opinion of any Administrative Agent or the Collateral Agent, (iii) any Administrative Agent’s or the Collateral Agent’s approval or consent not being unreasonably withheld, conditioned or delayed or (iv) any document, report, confirmation or evidence being required to be reasonably satisfactory to any Administrative Agent or the Collateral Agent, are to

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be construed, unless otherwise specified in the relevant Loan Document, as the Administrative Agent or the Collateral Agent, as the case may be, acting on the instructions of the Required Lenders (and the Lenders hereby agree to act reasonably in circumstances where the Administrative Agent or the Collateral Agent would otherwise be required to act reasonably if this Section 9.18 did not apply). Where the Administrative Agent or the Collateral Agent is obliged to consult with any Guarantor under the terms of the Loan Documents, unless otherwise specified, the Required Lenders must instruct the Administrative Agent or the Collateral Agent, as applicable, to consult with such Guarantor(s) in accordance with the terms of the relevant Loan Document and the Administrative Agent and/or the Collateral Agent, as applicable, must carry out that consultation in accordance with the instructions it receives from the Required Lenders or the Required Facility Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in any other Loan Document), as the case may be. Neither the Administrative Agent nor the Collateral Agent, as the case may be, shall be under any obligation to determine the reasonableness of such circumstances or whether in giving such instructions, the Required Lenders or Required Facility Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in any other Loan Document, as applicable) are acting in a reasonable manner; provided, that the foregoing shall not apply to the following: (i) whether any item or sum of money has been delivered to or received by any Administrative Agent or the Collateral Agent, (ii) the appointment of any sub-agent or attorney-in-fact by any Administrative Agent or the Collateral Agent pursuant to this Article IX or the resignation or removal of any Administrative Agent or the Collateral Agent otherwise in accordance with this Article IX, (iii) any matter pertaining to compliance by any Administrative Agent or the Collateral Agent with its internal policies, any law applicable to it, including without limitation, the PATRIOT Act or any matter relating to the reimbursement of fees or expenses of or indemnification of any Administrative Agent or the Collateral Agent, (iv) subject to Section 9.12, the making of any filings, registrations or recordings or holding any pledged collateral in each case as the Collateral Agent may deem appropriate in connection with the perfection of the Liens granted in respect of the Collateral (for the avoidance of doubt, the Collateral Agent will take any such action if requested by the Required Lenders), (v) releases or documentation to be executed by the Collateral Agent in accordance with Section 9.12 or (vi) any matter or action relating to or requiring determination with respect to the daily ordinary course administration of the Loan Documents, including but not limited to (A) the posting of any documents and notices to the Lenders or the Borrower, including with respect to the use of the Platform, (B) the maintenance of the Register, the calculation, processing and payment of any principal, interest or fees, whether optional or mandatory in nature and the determination of the Applicable Rate or any component definition thereof, (C) the processing of any assignments or consents by any Administrative Agent otherwise permitted by Section 10.07, (D) any matter with respect to any fees payable to any Administrative Agent or the Collateral Agent for its own account and (E) any Administrative Agent’s discretion to waive or refuse to waive any processing and recordation fee pursuant to Section 10.07; provided, further, that in each case, any Administrative Agent or the Collateral Agent may at its sole discretion elect to seek the instruction of the Required Lenders or the Required Facility Lenders, as applicable, and any Administrative Agent or the Collateral Agent shall be fully justified in failing or refusing to take any such action if it shall not have received written instruction, advice or concurrence from the Required Lenders or the Required Facility Lenders, as applicable (or such

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other number or percentage of the Lenders as shall be expressly provided for herein or in any other Loan Document) in respect of such actions.

Section 9.19 Certain ERISA Matters(1). (1) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true: (a) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, funding of, participation in, administration of and performance of the Loans, the Commitments or this Agreement, (b) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, (c) (i) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (ii) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (ii) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84- 14 and (iv) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or (d) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender. (2) In addition, unless either (1) sub-clause (a) in the immediately preceding clause (1) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (d) in the immediately preceding clause (1), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise

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of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Article X

Miscellaneous

Section 10.01 Amendments, etc.

(1) Except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders (with a copy to the Administrative Agent) (other than with respect to (x) any amendment or waiver with respect to the Agency Fee Letter, the Closing Payment Letter or the Amendment No. 2 Closing Payment Letter which shall only require consent of the parties thereto or (y) with respect to any amendment or waiver contemplated in clauses (h), which shall only require the consent of the Lenders expressly set forth therein and not the Required Lenders), (or by the Administrative Agent at the direction of the Required Lenders) and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and the Administrative Agent hereby agrees to acknowledge any such waiver, consent or amendment that otherwise satisfies the requirements of this Section 10.01 as promptly as possible; and each such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that:

(a) the consent of each affected Lender shall be required to extend or increase the Commitment of such Lender (it being understood that a waiver of any condition precedent set forth in Section 4.01, Section 4.02 or Section 4.03 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b) the consent of each affected Lender shall be required to postpone any date scheduled for, or reduce the amount of, or change the form or currency of, any payment of principal or interest (including the modification or extension of any applicable grace period hereunder) under Section 2.07 or 2.08 (other than pursuant to Section 2.08(2)), any payment of fees, closing payments or premiums hereunder or under any Loan Document with respect to payments to such Lender, or change the MFN Provision, it being understood that the amendment or waiver of any Default, Event of Default or mandatory prepayment shall not constitute a postponement of any date scheduled for, or a reduction in the amount of, any payment of principal, interest, fees, closing payments or premiums;

(c) the consent of each affected Lender shall be required to reduce the principal of, or the rate of interest specified herein on, any Loan, or (subject to clause (I) of the proviso immediately succeeding clause (i) of this Section 10.01(1)) any fees, closing payments, premiums or other amounts payable hereunder or under any other Loan Document to such Lender (it being understood that any change to the definition of First Lien Net Leverage Ratio, Secured Net Leverage Ratio, Total Net Leverage Ratio, Adjusted EBITDA or in the component definitions thereof shall not constitute a reduction in the rate of interest); provided that notwithstanding the

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foregoing only the consent of (A) the Required Lenders shall be necessary to amend the definition of “Default Rate” and (B) the Required Lenders’ consent will be necessary to waive any obligation of the Borrower to pay interest at the Default Rate;

(d) except as contemplated by clause (C) in the second proviso immediately succeeding clause (i) of this Section 10.01(1), no amendment, waiver or consent shall (x) change any provision of this Section 10.01 without the written consent of each Lender, (y) change the definition of “Required Lenders”, “Required Facility Lenders” or any other provision specifying the number of Lenders or portion of the Loans or Commitments required to take any action under the Loan Documents, without the written consent of each Lender or (z) change the definition of “Pro Rata Share” without the written consent of each Lender directly and adversely affected thereby;

(e) no amendment, waiver or consent shall release (other than in a transaction permitted under Section 7.03 or Section 7.04 as in effect on the Effective Date) all or substantially all or (other than in a transaction permitted under Section 7.03 or Section 7.04) a material portion of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(f) no amendment, waiver or consent shall release (other than in a transaction permitted under Section 7.03 or Section 7.04 as in effect on the Effective Date) all or substantially all or (other than in a transaction permitted under Section 7.03 or Section 7.04) a material portion of the aggregate value of the Guaranty, without the written consent of each Lender;

(g) no amendment, waiver or consent shall change the pro rata sharing of payments among Lenders pursuant to Section 2.13 or Section 8.03 or the order of distribution among Lenders pursuant to Section 8.03 or any other provision of this Agreement requiring pro rata treatment of the Loans or the Lenders, in each case without the written consent of each Lender;

(h) no amendment, waiver or consent shall amend, waive or otherwise modify any term or provision (including the availability and conditions to funding and the rate of interest applicable thereto) which directly affects Lenders of one Facility and does not directly affect Lenders under any other Facility, in each case, without the written consent of (i) the Required Facility Lenders under such applicable Facility and (ii) to the extent otherwise required under this Section 10.01, each (or each affected) Lender, as applicable, under such applicable Facility;

(i) except as otherwise expressly permitted under this Agreement as in effect on the Effective Date, no amendment, waiver or consent shall subordinate (x) the Collateral Agent’s security interest on all, substantially all or a material portion of the Collateral to a security interest securing any other Indebtedness in any transaction or series of related transactions or (y) any Loans in contractual right of payment to any other Indebtedness in any transaction or series of related transactions, in either case without the written consent of each Lender directly and adversely affected thereby (unless pursuant to any transaction or series of related transactions the participation in which is offered in a bona fide offer in good faith to all affected Lenders on a ratable basis with the same terms and economics (including customary backstop or arrangement fees));

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(j) the consent of each Lender shall be required to amend, waive or otherwise modify any provision of this Agreement in a manner which results in postponing or extending the date for payment of principal or interest by more than thirty (30) days after the date such payment would otherwise be due;

(k) the consent of each Lender shall be required to authorize the incurrence of additional Indebtedness (other than any Indebtedness that would be permitted to be incurred pursuant to the terms hereof on the Effective Date) under the Loan Documents for the purpose of influencing the voting threshold for any amendment requiring the consent of the Lenders (including Affiliates or related Persons) comprising more than the “Required Lenders” or where the affirmative consent of Required Lenders could not have been achieved but for the issuance of such additional Indebtedness or any related transactions;

(l) no amendment, waiver or consent shall change (i) the Guarantor Coverage Requirement or (ii) the proviso of Section 8.2(b) or the cross-reference thereto under Section 10.8(b)(iv), in each case, without the written consent of each Lender; or

(m) the consent of each Lender shall be required to amend, waive or otherwise modify any provision of this Agreement, including Section 10.07, as in effect on the Effective Date to allow for the Sponsor, the Borrower or their respective Affiliates to be assigned Loans or Commitments or to engage in open market or non-pro rata purchases of Loans and Commitments of any Class;

provided that:

(I) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; and

(II) Section 10.07(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification;

provided further that. notwithstanding the foregoing:

(A) no Defaulting Lender shall have any right to approve or disapprove of any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders, the Required Lenders or the Required Facility Lenders may be effected with the consent of the applicable Lenders other than Defaulting Lenders) (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded in calculating the Required Lenders and the Required Facility Lenders);

(B) no Lender consent is required to effect any amendment or supplement to any Applicable Intercreditor Agreement (i) that is for the purpose of adding the holders of any Permitted Indebtedness that is secured Indebtedness (or a Debt Representative with respect thereto) as parties thereto, as expressly

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contemplated by the terms of such Applicable Intercreditor Agreement, as applicable (it being understood that any such amendment, modification or supplement may make such other changes to the Applicable Intercreditor Agreement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing and provided that such other changes are not adverse, in any material respect, to the interests of the Lenders) or (ii) that is expressly contemplated by any Applicable Intercreditor Agreement; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Collateral Agent hereunder or under any other Loan Document without the prior written consent of the Administrative Agent or the Collateral Agent, as applicable;

(C) this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders or Required Facility Lenders;

(D) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto under this Section 10.01 if such Class of Lenders were the only Class of Lenders hereunder at the time; and

(E) the Borrower and the Administrative Agent may, without the input or consent of the other Lenders, (i) effect changes to any Mortgage or any other Collateral Document as may be necessary or appropriate in the opinion of the Collateral Agent and (ii) effect changes to this Agreement that are necessary and appropriate to effect the offering process set forth in Section 2.05(1)(e).

(2) [Reserved].

(3) In addition, notwithstanding anything to the contrary in this Section 10.01,

(a) the Guaranty, the Collateral Documents, intercreditor agreements, and related documents executed by the Borrower or any of its Subsidiaries in connection with this Agreement and the other Loan Documents may be, amended, restated, amended and restated, modified, supplemented or otherwise waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment, modification or waiver is delivered in order (i) to comply with local Law or advice of

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local counsel, (ii) to cure ambiguities or defects, so long as, in each case, the Lenders shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment, (iii) to cause the Guaranty, Collateral Documents or other document to be consistent with this Agreement and the other Loan Documents (including by adding additional parties as contemplated herein or therein) so long as, in each case, the Lenders shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment, or (iv) to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties or protect any security interest for benefit of the Secured Parties or to otherwise enhance the rights or benefits of any Lender under any Loan Document; and

(b) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any obvious error, or any error or omission of a technical or immaterial nature, or any ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment; and

(c) technical and conforming modifications to the Loan Documents may be made with the consent of the Borrower and the Administrative Agent (and no other Person) to the extent necessary to (i) to integrate any Extended Loans, (ii) [reserved], (iii) to increase the interest rates (including any interest rate margins or interest rate floors), fees and other amounts payable to any Class or Classes of Lenders hereunder, (iv) increase, expand and/or extend the call protection provisions and effect the “most favored nation” provisions benefiting any Class or Classes of Lenders hereunder (including, for the avoidance of doubt, the provisions of Sections 2.18) and/or (v) modify any other provision hereunder or under any other Loan Document in a manner more favorable to the then-existing Lenders or Class or Classes of Lenders, in each case in connection with the issuance or incurrence of any Indebtedness permitted hereunder, where the terms of any such Indebtedness are more favorable to the lenders thereof than the corresponding terms applicable to other Loans or Commitments then existing hereunder, and it is intended that one or more then-existing Classes of Loans or Commitments under this Agreement share in the benefit of such more favorable terms in order to comply with the provisions hereof relating to the incurrence of such Indebtedness; provided that the consent of the Lenders or the Required Lenders, as the case may be, shall not be required to make any such changes necessary to be made in connection with any Extension or Incremental Amendment and otherwise to effect the provisions of Section 2.14 or Section 2.16, as applicable; and

(d) (x) in connection with any amendment, waiver or consent under this Agreement or any other Loan Document, the parties hereto agree that all matters that require the consent of the Required Lenders shall be submitted, upon reasonable advance notice, to the vote of all Lenders to participate in such vote and each consenting Lender shall be entitled to participate

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in its proportionate share of all amendment, restatement, supplement, forbearance, waiver or similar fees or other consideration, if any, payable by the Borrower or any of its Affiliates to the Required Lenders and/or Lenders generally, in respect of such amendment, waiver or consent and (y) except as set forth in Section 2.14(3)(b), in connection with any amendment or modification to this Agreement that results in the opportunity to increase the Commitments or Obligations hereunder, all Lenders shall be offered the opportunity to participate, subject to not less than five (5) Business Days’ notice, on a pro rata basis on identical terms and pricing (excluding customary administrative agency fees payable to the Administrative Agent in consideration for administrative services), in connection with any such increase in the Commitments or Obligations hereunder.

Section 10.02 Notices and Other Communications; Facsimile Copies.

(1) General. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows:

(a) if to the Borrower , the Administrative Agent or the Collateral Agent, to the address, facsimile number or electronic mail address specified for such Person on Schedule 10.02; and

(b) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next succeeding Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (2) below shall be effective as provided in such subsection (2).

(2) Electronic Communication. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender, as applicable, has notified the Administrative Agent in writing that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(3) Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next

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succeeding Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described and subject to the terms set forth in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(4) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent, the Collateral Agent or any of their respective Agent-Related Persons (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender, or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Agent Parties’ transmission of Borrower Materials through the Platform or the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(5) Change of Address. Each Loan Party and the Administrative Agent and the Collateral Agent may change its respective address or facsimile for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address or facsimile for notices and other communications hereunder by written notice to the Borrower, the Administrative Agent and the Collateral Agent. In addition, each Lender agrees to notify the Administrative Agent and the Collateral Agent in writing from time to time to ensure that the Administrative Agent and the Collateral Agent have on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information (within the meaning of applicable securities Laws) with respect to the Borrower or any of its Subsidiaries or any of their respective securities.

(6) Reliance by the Administrative Agent and Collateral Agent. The Administrative Agent, the Collateral Agent and the Lenders shall be entitled to rely and act upon any notices

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(including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify and hold harmless the Administrative Agent, the Collateral Agent, each Lender and the Agent-Related Persons of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower.

Section 10.03 No Waiver; Cumulative Remedies. No failure by any Lender, the Administrative Agent or the Collateral Agent, to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 or the Collateral Agent in accordance with the Security Agreement (and the other applicable Loan Documents), in each case, for the benefit of all the Secured Parties; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent or the Collateral Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent or Collateral Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 10.10 (subject to the terms of Section 2.13), or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 10.04 Costs and Expenses. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent (promptly following a written demand therefor, together with backup documentation supporting such reimbursement request) incurred in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, and, in the case of Attorney Costs, limited to Milbank LLP, as counsel to the Administrative Agent and the Collateral Agent and as counsel to the Lenders and, if necessary, one local counsel in each

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relevant material jurisdiction for the Administrative Agent and the Collateral Agent and one local counsel in each relevant material jurisdiction for the Lenders (including Loyens & Loeff Luxembourg S.À R.L. and LOGOS SLF.), and (b) upon presentation of a summary statement, together with any supporting documentation reasonably requested by the Borrower, to pay or reimburse the Administrative Agent, the Collateral Agent and the other Lenders, taken as a whole, promptly following a written demand therefor for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law, and including all Attorney Costs of one counsel to the Administrative Agent and Collateral Agent and one local counsel in each relevant material jurisdiction for the Administrative Agent and Collateral Agent, and one counsel for the Lenders taken as a whole (and, if necessary, one local counsel for the Lenders in any relevant material jurisdiction and solely in the case of a conflict of interest, one additional counsel in each relevant material jurisdiction to each group of affected Lenders similarly situated taken as a whole)). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations. All amounts due under this Section 10.04 shall be paid promptly following receipt by the Borrower of an invoice relating thereto setting forth such expenses in reasonable detail.

Section 10.05 Indemnification by the Borrower. The Borrower shall indemnify and hold harmless the Agent Indemnitees, each Lender and their respective Related Persons (collectively, the “Lender Indemnitees”; together with the Agent Indemnitees, collectively, the “Indemnitees”) from and against any and all losses, claims, damages, liabilities or expenses (including Attorney Costs and Environmental Liabilities) to which any such Indemnitee may become subject arising out of, resulting from or in connection with (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to the Agent Indemnitees taken as a whole (and if reasonably necessary, a single local counsel for all Agent Indemnitees taken as a whole in each relevant jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected Agent Indemnitees similarly situated taken as a whole) and one counsel to Lender Indemnitees taken as a whole (and, if reasonably necessary, a single local counsel for all Lender Indemnitees taken as a whole in each relevant jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected Lender Indemnitees similarly situated taken as a whole)) any (i) actual or threatened claim, litigation, investigation, proceeding or Environmental Liabilities relating to the Transactions or (ii) to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents, in connection with the transactions contemplated hereunder, the Loans or the use, or proposed use of the proceeds therefrom, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, litigation, investigation or proceeding), and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or expenses resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction, (y) a material breach of any obligation under any Loan Document by such Indemnitee or any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction or

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(z) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or any similar role under any Loan Document and other than any claims arising out of any act or omission of the Borrower or any of their Affiliates (as determined by a final, non-appealable judgment of a court of competent jurisdiction). To the extent that the undertakings to indemnify and hold harmless set forth in this Section 10.05 may be unenforceable in whole or in part because they are violative of any applicable law or public policy, the Borrower shall contribute the maximum portion that they are permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement (except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee), nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party for which such Indemnitee is otherwise entitled to indemnification pursuant to this Section 10.05). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated. All amounts due under Section 10.04 and this Section 10.05 shall be paid within twenty (20) Business Days after written demand therefor. The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. This Section 10.05 shall not apply to Taxes, except any Taxes that represent losses or damages arising from any non-Tax claim. Notwithstanding the foregoing, each Indemnitee shall be obligated to refund and return promptly any and all amounts paid by the Borrower under this Section 10.05 to such Indemnitee for any such fees, expenses or damages to the extent such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof.

Section 10.06 Marshaling; Payments Set Aside. None of the Administrative Agent or any Lender shall be under any obligation to marshal any assets in favor of the Loan Parties or any other party or against or in payment of any or all of the Obligations. To the extent that any payment by or on behalf of the Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or

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repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.

Section 10.07 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not, except as permitted by Section 7.03, assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder (including to existing Lenders and their Affiliates) except (i) to an Eligible Assignee, (ii) by way of participation in accordance with the provisions of Section 10.07(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(f), or (iv) to an SPC in accordance with the provisions of Section 10.07(g) (and any other attempted assignment or transfer by any party hereto (other than the replacement of the Administrative Agent pursuant to Article IX above) shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(d) and, to the extent expressly contemplated hereby, Related Persons of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section 10.07, the aggregate amount of the Commitment or, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent shall not be less than $1,000,000 (or an integral multiple of $1,000,000 in excess thereof), unless each of the Administrative Agent and the Borrower otherwise consents in writing; provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

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(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by Section 10.07(b)(i)(B) and, in addition:

(A) the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) shall be required unless (1) an Event of Default under Section 8.01(1) or Section 8.01(6) has occurred and is continuing at the time of such assignment determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent, (2) in respect of an assignment to any Person in its capacity as (x) trustee or custodian holding assets for the satisfaction of the obligations of any Lender (or any Affiliate of such Lender) to any counterparty to a reinsurance arrangement or (y) counterparty to a reinsurance arrangement with any Lender (or any Affiliate of such Lender) or (3) in respect of an assignment of all or a portion of the Loans, such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that, the Borrower shall be deemed to have consented to any assignment of all or a portion of the Term Loans unless it shall have objected thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice from the assigning Lender of a failure to respond to such request for assignment; and

(B) the consent of the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender; provided that, no consent of the Administrative Agent shall be required for an assignment (i) of all or a portion of the Loans pursuant to Section 10.07(g);

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee (x) may be waived or reduced in the sole discretion of the Administrative Agent and (y) shall not apply to any assignment made to an Affiliate or Approved Fund of any Lender). The Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and all documentation and other information reasonably requested by the Administrative Agent or otherwise required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act. Each assignee Lender shall be required to represent in the Assignment and Assumption that it is not a Disqualified Institution or an Affiliate of a Disqualified Institution.

(v) Each Loan Party hereby expressly accepts and confirms, for the purposes of article 1278 and article 1281 of the Luxembourg Civil Code, that notwithstanding any assignment, transfer and/or novation permitted under, and made in

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accordance with, the provisions of this Agreement, any Lien provided pursuant to a Collateral Document subject to Luxembourg law shall be preserved, for the purposes of Luxembourg law, for the benefit of any new Lender.

(vi) No Assignments to Certain Persons. No such assignment shall be made (A) to the Borrower or any of its Subsidiaries, (B) to any Affiliate of the Borrower, (C) to a natural person or (D) to any Disqualified Institution.

This Section 10.07(b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis among such Facilities.

In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or sub participations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable Pro Rata Share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans in accordance with its Pro Rata Share. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section 10.07, from and after the date of recordation thereof by the Administrative Agent, specified in each Assignment and Assumption, (x) the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and (y) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment), but shall in any event continue to be subject to Section 10.09. Upon request, and the surrender by the assigning Lender of its Term Note, the Borrower (at its expense) shall execute and deliver a Term Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(d).

(c) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices located in the United States a copy of

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each Assignment and Assumption delivered to it, and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of (and related interest amounts on) the Loans, owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding written notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent and, with respect to its own Loans, any Lender, at any reasonable time and from time to time upon reasonable prior written notice. This Section 10.07(c) and Section 2.11 shall be construed so that all Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related Treasury regulations (or any other relevant or successor provisions of the Code or of such Treasury regulations).

(d) Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, the Borrower or any Affiliate or Subsidiary of the Borrower or a Disqualified Institution) (each, a “Participant”) in all or a portion of such Lender’s rights or obligations under this Agreement (including all or a portion of its Commitment or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 (other than clauses (d) and (i) thereof) that directly affects such Participant. Subject to subsection (e) of this Section 10.07, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01 (subject to the requirements of Section 3.01 (including subsections (2), (3) and (4), as applicable as though it were a Lender, it being understood that documentation required under subsection (3) shall be delivered to the participating Lender)), 3.04 and 3.05 (through the applicable Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 10.07. To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.10 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13 as though it were a Lender. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 3.01(8) with respect to any payments made by such Lender to its Participant(s).

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation shall (acting solely for this purpose as a non-fiduciary agent of the Borrower) maintain a register

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complying with the requirements of Sections 163(f), 871(h) and 881(c)(2) of the Code and the Treasury regulations issued thereunder on which is entered the name and address of each Participant and the principal amounts of (and stated interest on) each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender and the Borrower shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary; provided that no Lender shall have the obligation to disclose all or a portion of the Participant Register (including the identity of the Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or other obligations under any Loan Document) to any Person except to the extent such disclosure is necessary to establish that any such commitments, loans, letters of credit or other obligations are in registered form under Section 5f.103-1(c) of the Treasury regulations and Section 1.163-5(b) of the proposed Treasury regulations. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(f) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Term Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any other central bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof and (iii) such SPC and the applicable Loan or any applicable part thereof shall be appropriately reflected in the Participant Register. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.01, 3.04 or 3.05), except to the extent such increase or change to the obligations of the Borrower results from a Change in Law that occurs after such grant of an option to an SPC or exercise of an option by the SPC (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500 (which fee (x) may be waived or reduced in the sole discretion of the Administrative Agent and (y) shall not apply to any assignment made to any existing Lender, any Affiliate of any Lender or any Approved Fund of any Lender), assign all

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or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(h) [Reserved].

(i) [Reserved].

(j) [Reserved].

(k) [Reserved].

(l) [Reserved].

(m) Notwithstanding anything to the contrary contained herein, without the consent of the Borrower or the Administrative Agent, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Term Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Term Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(n) Notwithstanding the foregoing, no Disqualified Institution that purports to become a Lender hereunder (notwithstanding the provisions of this Agreement that prohibit Disqualified Institutions from becoming Lenders) shall be entitled to any of the rights or privileges enjoyed by the other Lenders with respect to voting, information and lender meetings. In addition, if any assignment or participation is made to any Disqualified Institution without the Borrower’s express prior written consent (which consent shall state expressly that the Borrower acknowledges that the assignee Lender is a Disqualified Institution) in violation of clause (v) of Section 10.07(b), the Borrower may, in addition to any other rights and remedies that it may have against such Disqualified Institution, at its sole expense and effort, upon written notice to the applicable Disqualified Institution and the Administrative Agent, (A) in the case of outstanding Term Loans held by Disqualified Institutions, purchase or prepay such Term Loan by paying the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder and/or (B) require such Disqualified Institution to assign, without recourse (in accordance with and subject to the restrictions contained in Section 10.07), all of its interest, rights and obligations under this Agreement to one or more Eligible Assignees at the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such interests, rights and obligations, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder.

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(o) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans or Commitments, or disclosure of confidential information, to any Disqualified Institution.

Section 10.08 Credit Bidding.

(a) Each Lender hereby irrevocably authorizes the Administrative Agent, based upon the instruction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral:

(i) at any sale thereof conducted under the provisions of the Bankruptcy Code (including Sections 363, 1123 or 1129 of the Bankruptcy Code) or any applicable bankruptcy, insolvency, reorganization or other similar law (whether domestic or foreign, and including any Debtor Relief Law) now or hereafter in effect, or

(ii) at any sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law.

(b) In connection with any such credit bid and purchase:

(i) the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase);

(ii) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles;

(iii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale,

(iv) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed,

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directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.12), subject to the pro rata treatment requirements of Section 8.02(b),

(v) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action; and

(vi) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (b)(iii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

Section 10.09 Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information in accordance with its customary procedures (as set forth below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, members, directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents, trustees, advisors and representatives, financing sources and existing and prospective investors, including in any Approved Fund (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential, with such Affiliate being responsible for such Person’s compliance with this Section 10.09; provided, however, that such Agent or Lender, as applicable, shall be principally liable to the extent this Section 10.09 is violated by one or more of its Affiliates or any of its or their respective employees, directors or officers), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners); provided, however, that each Agent and each Lender agrees to seek confidential treatment with respect to any such disclosure, (c) to the extent required by applicable laws or regulations or by any subpoena or otherwise as required by applicable Law or regulation or as requested by a Governmental Authority; provided that such Agent or such Lender as applicable,

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agrees (x) that it will notify the Borrower as soon as practicable in the event of any such disclosure by such Person (except in connection with any request as part of any audit or regulatory examination) unless such notification is prohibited by law, rule or regulation and (y) to seek confidential treatment with respect to any such disclosure, (d) to another party hereto and or any other Secured Party, (e) subject to an agreement containing confidentiality provisions at least as restrictive as those of this Section 10.09, to (i) any assignee of or Participant in, or any potential or prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Eligible Assignee (or its agent) or prospective Eligible Assignee or (ii) with the prior consent of the Borrower, any actual or prospective direct or indirect counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of their Subsidiaries or any of their respective obligations; provided that (i) such disclosure shall be made subject to the acknowledgment and acceptance by such prospective Lender, swap or derivative counterparty Participant or Eligible Assignee that such Information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to the Borrower, including as set forth in any confidential information memorandum or other marketing materials) in accordance with market standards for dissemination of such type of information which shall in any event require “click through” or other affirmative action on the part of the recipient to access such confidential information and (ii) to the extent such disclosure is provided by a Lender, no such disclosure shall be made to any person that is at such time a Disqualified Institution, (f) for purposes of establishing a “due diligence” defense, (g) with the consent of the Borrower, (h) to the extent such Information (x) becomes publicly available other than as a result of a breach by any Person of this Section 10.09 or any other confidentiality provision in favor of any Loan Party, (y) becomes available to any Agent or any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower or any Subsidiary thereof, and which source is not known by such Agent, such Lender or the applicable Affiliate to be subject to a confidentiality restriction in respect thereof in favor of the Borrower or any Affiliate of the Borrower or (z) is independently developed by the Agents, the Lenders or their respective Affiliates, in each case, so long as not based on information obtained in a manner that would otherwise violate this Section 10.09, (i) in order to enforce its respective rights under any Loan Document in any action or proceeding or (j) on a confidential basis to any rating agency, market data collectors or quotation services.

For purposes of this Section 10.09, “Information” means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary or Affiliate thereof or their respective businesses, other than any such information that is available to any Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof; it being understood that all information received from the Borrower or any Subsidiary or Affiliate thereof after the Effective Date shall be deemed confidential unless such information is clearly identified at the time of delivery as not being confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.09 shall be considered to have complied with its obligation to do so in accordance with its customary procedures if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each Agent and each Lender acknowledges that (a) the Information may include trade secrets, protected confidential information, or material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures

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regarding the use of such information and (c) it will handle such information in accordance with applicable Law, including applicable foreign and United States federal and state securities Laws, and to preserve its trade secret or confidential character.

The respective obligations of the Agents and the Lenders under this Section 10.09 shall survive, to the extent applicable to such Person, (x) the payment in full of the Obligations and the termination of this Agreement, (y) any assignment of its rights and obligations under this Agreement and (z) the resignation or removal of any Agent.

Section 10.10 Setoff. Subject to Section 10.19, if an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent (as directed by the Required Lenders), to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency, other than any Trust Funds) at any time held and other obligations (in whatever currency) at any time owing by such Lender to or for the credit or the account of any Loan Party against any and all of the obligations of such Loan Party then due and payable under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.17 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, and the Secured Parties, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender under this Section 10.10 are in addition to other rights and remedies (including other rights of setoff) that such Lender may have. Each Lender agrees to notify the Borrower and the Administrative Agent in writing promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

Section 10.11 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

Section 10.12 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating

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to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. Except as provided in Sections 4.01 and 10.18, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.13 Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption, any Loan Document or in any amendment or other modification hereof or thereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.14 Survival of Representations and Warranties. Subject to Section 1.02(9), all representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Term Loan borrowing, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

Section 10.15 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.16 GOVERNING LAW.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

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(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY HERETO AGREES THAT THE AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY COLLATERAL DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

(c) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION 10.16. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

Section 10.17 WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS

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BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.17.

Section 10.18 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and the Administrative Agent shall have been notified by each Lender that each such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and assigns.

Section 10.19 Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party under any of the Loan Documents (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Administrative Agent. The provision of this Section 10.19 are for the sole benefit of the Lenders and Agents and shall not afford any right to, or constitute a defense available to, any Loan Party.

Section 10.20 Use of Name, Logo, etc. Each Loan Party consents to the publication in the ordinary course by the Administrative Agent or any Lender of customary advertising material relating to the financing transactions contemplated by this Agreement using such Loan Party’s name, product photographs, logo or trademark; provided that any such material shall be provided to the Borrower for its review a reasonable period of time in advance of publication. Such consent shall remain effective until revoked by such Loan Party in writing to the Administrative Agent or such Lender, as applicable.

Section 10.21 USA PATRIOT Act. Each Lender that is subject to the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers.

Section 10.22 Service of Process. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY

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PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.23 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees that (i) (A) the arranging and other services regarding this Agreement provided by the Agents and the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Agents and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Agent and Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) none of the Agents nor any Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and none of the Agents nor any Lender has any obligation to disclose any of such interests to the Borrower or any of its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Agents, or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.24 Release of Collateral and Guarantee Obligations; Subordination of Liens.

(a) The Lenders hereby:

(i) irrevocably agree that the Liens granted to the Collateral Agent by the Loan Parties on any Collateral shall be automatically released;

(A) in full, as set forth in clause (b) below,

(B) upon the sale or other transfer of such Collateral (including as part of or in connection with any other sale or other transfer permitted hereunder) to any Person other than another Loan Party, to the extent such sale, transfer or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry and without incurring any liability therefor);

(C) to the extent such Collateral is comprised of property leased to a Loan Party by a Person that is not a Loan Party, upon termination or expiration of such lease;

(D) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose

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consent may be required in accordance with Section 10.01), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guaranty (in accordance with the second succeeding sentence);

(E) as required by the Collateral Agent to effect any sale, transfer or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Collateral Documents; and

(F) to the extent such Collateral otherwise becomes Excluded Assets.

Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Loan Documents.

(ii) Additionally, the Lenders hereby irrevocably agree that the Guarantors shall be released from the Guaranties upon consummation of any transaction permitted hereunder resulting in such Subsidiary ceasing to constitute a Subsidiary, or otherwise becoming an Excluded Subsidiary.

(iii) The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this Section 10.24, all without the further consent or joinder of any Lender; provided that, upon request by the Administrative Agent or Collateral Agent (and, in each case, prior to the Administrative Agent and Collateral Agent being required to execute and deliver (or file and/or record) such instruments, documents or agreements or otherwise comply with this sentence), the Borrower shall be required to deliver a certificate to the Administrative Agent and Collateral Agent confirming that such sale or transfer of Collateral is permitted under the Loan Documents (in the case of clause (a)(i)(B) of this Section 10.24(a)) or such release of a Guarantor is permitted under the Loan Documents (in the case of clause (a)(i)(E) of this Section 10.24(a)), and the Administrative Agent and Collateral Agent shall be permitted to rely upon such certificate without incurring any liability therefor. Any representation, warranty or covenant contained in any Loan Document relating to any such released Collateral or Guarantor shall no longer be deemed to be repeated.

(b) Notwithstanding anything to the contrary contained herein or any other Loan Document, when all Obligations (other than any contingent obligations not then due) have been paid in full and all Commitments have terminated, upon request of the Borrower, the Administrative Agent or Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to release its security interest in all Collateral, and to release all obligations under any Loan Document, whether or not on the date of such release there may be any contingent obligations not then due. Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such

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release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

(c) Notwithstanding anything to the contrary contained herein or in any other Loan Document, upon request of the Borrower in connection with any Permitted Lien specified in clause (7) of the definition thereof securing obligations in respect of Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of Section 7.02(b) in any Collateral, the Administrative Agent or Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to subordinate the Lien on any Collateral to any such Permitted Lien to be senior to the Liens in favor of the Collateral Agent.

Section 10.25 Judgment Currency. If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it is necessary to convert a sum due hereunder or under any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable Law).

Section 10.26 Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

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(1) the application of any Write-Down and Conversion Powers by an applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(2) the effects of any Bail-In Action on any such liability, including, if applicable:

(a) a reduction in full or in part or cancellation of any such liability;

(b) a conversion of all or a portion of such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(c) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any applicable Resolution Authority.

Section 10.27 Acknowledgement Regarding any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedging Contracts or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States.

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